Filed pursuant to Rule 424(b)(3)
Registration No. 333-285912

Offer by

HR Merger Sub Inc.

a direct wholly owned subsidiary of

Herc Holdings Inc.

to Exchange Each Outstanding Share of Common Stock of

H&E Equipment Services, Inc.

for

$78.75 in cash

and

0.1287 shares of Herc Holdings Inc. Common Stock per H&E share

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MAY 22, 2025, UNLESS EXTENDED OR TERMINATED.

Herc Holdings Inc. (which we refer to as “Herc”), a Delaware corporation, through its direct wholly owned subsidiary HR Merger Sub Inc., a Delaware corporation (which we refer to as “Merger Sub”), is offering, upon the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal (the “Letter of Transmittal”), to exchange for each outstanding share of common stock of H&E Equipment Services, Inc., a Delaware corporation (which we refer to as “H&E”), par value $0.01 per share (which we refer to as “H&E common stock,” and such shares of H&E common stock, “H&E shares”), validly tendered and not validly withdrawn in the offer:

•	$78.75 in cash; and

•	0.1287 shares of common stock of Herc, par value $0.01 per share (which we refer to as “Herc common stock”), together with cash in lieu of any fractional Herc common stock;

in each case, without interest and less any applicable withholding taxes. We refer to the above as the “transaction consideration.”

Merger Sub’s obligation to accept for exchange H&E shares validly tendered (and not validly withdrawn) pursuant to the offer is subject to certain conditions, including the condition that, prior to the expiration of the offer, there have been validly tendered and not validly withdrawn a number of H&E shares that, together with H&E shares then owned by Herc and Merger Sub (if any), would represent at least a majority of the H&E shares issued and outstanding immediately after the consummation of the offer, as more fully described under “The Offer – Conditions to the Offer.”

The offer is being made pursuant to an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”), dated as of February 19, 2025, by and among Herc, Merger Sub and H&E. A copy of the Merger Agreement is attached to this document as Annex A.

The purpose of the offer is for Herc to acquire control of, and ultimately the entire equity interest in, H&E. The offer is the first step in Herc’s plan to acquire all of the outstanding H&E shares. If the offer is completed and as a second step in such plan, Herc intends to promptly consummate a merger of Merger Sub with and into H&E, with H&E (which we refer to as the “Merger”) surviving the Merger (which we refer to as the “surviving corporation”) as a wholly owned subsidiary of Herc. The purpose of the Merger is for Herc to acquire all H&E shares that it did not acquire in the offer. In the Merger, each outstanding H&E share that was not acquired by Herc or Merger Sub (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. Upon the consummation of the Merger, H&E will be a wholly owned subsidiary of Herc, and the former H&E stockholders will no longer have any direct ownership interest in the surviving corporation. If the offer is completed (such that Herc owns at least a majority of the H&E shares then issued and outstanding), the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), and, accordingly, no vote of the H&E stockholders will be required to complete the Merger. The board of directors of H&E has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the offer and the Merger, are fair to and in the best interests of H&E and its stockholders, and declared it advisable to enter into the Merger Agreement with Herc and Merger Sub, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of the Merger Agreement, the Merger shall be effected under Sections 251(h) of the DGCL and (iv) resolved to recommend that H&E stockholders accept the offer and tender the H&E shares to Merger Sub pursuant to the offer, in each case, upon the terms and subject to the conditions of the Merger Agreement. The board of directors of Herc also determined that the Merger Agreement and the transactions contemplated thereby, including the offer and the Merger and the issuance of Herc common stock in the offer and the Merger, are advisable for, fair to and in the best interests of, Herc and its shareholders, and approved the execution and delivery by Herc of the Merger Agreement. Herc common stock is listed on the New York Stock Exchange (which we refer to as the “NYSE”) under the symbol “HRI,” and H&E common stock is listed on the Nasdaq Capital Market (which we refer to as “Nasdaq”) under the symbol “HEES.”

The exchange of H&E shares for the transaction consideration in the offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Holders of H&E shares should read the section entitled “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of certain U.S. federal income tax consequences of the offer and the Merger to holders of H&E shares.

The Merger will entitle H&E stockholders to appraisal rights under the DGCL. To exercise appraisal rights, a holder or beneficial owner of H&E shares must strictly comply with all of the procedures under the DGCL. These procedures are described more fully in the section entitled “The Offer – Appraisal Rights.”

For a discussion of certain factors that H&E stockholders should consider in connection with the offer, please read the section of this document entitled “Risk Factors” beginning on page 24.

You are encouraged to read this entire document and the related Letter of Transmittal carefully and in their entirety, including the annexes and information referred to or incorporated by reference by this document.

Neither Herc nor Merger Sub has authorized any person to provide any information or make any representation in connection with the Offer other than the information contained or incorporated by reference in this document, and if any person provides any information or makes any representations of this kind, that information or representation must not be relied upon as having been authorized by Herc or Merger Sub.

Neither the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus/offer to exchange is May 19, 2025.

i

ii

This document incorporates by reference important business and financial information about Herc, H&E and their respective subsidiaries from documents filed with the SEC that have not been included in or delivered with this document. This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources. See “Where to Obtain More Information.”

You can obtain the documents incorporated by reference in this document by requesting them in writing or by telephone at the following address and telephone number:

Herc Holdings Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Attention: Investor Relations

(239) 301-1000

In addition, if you have questions about the Offer or the Merger, or if you need to obtain copies of this document and the Letter of Transmittal or other documents incorporated by reference in this document, you may contact the Information Agent for this transaction. You will not be charged for any of the documents you request.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street,

22nd Floor

New York, New York 10005

Shareholders Call Toll Free: (800) 431-9646

Banks & Brokers Call Collect: (212) 257-2516

E-mail: HEES@dfking.com

If you would like to request documents, please do so by April 8, 2025, in order to receive them before the expiration of the Offer.

Information included in this document relating to H&E, including, but not limited to, the descriptions of H&E and its business and the information under the headings “The Offer – H&E’s Reasons for the Offer and the Merger; Recommendation of the H&E Board of Directors”, “The Offer – Opinion of Financial Advisor to the H&E Board” and “The Offer – Interests of Certain Persons in the Offer and the Merger”, also appears in the Solicitation/Recommendation Statement on Schedule 14D-9 dated as of the date of this document and filed by H&E with the SEC (which we refer to as the “Schedule 14D-9”). The Schedule 14D-9 is being mailed to holders of H&E shares as of the date of this document.

iii

QUESTIONS AND ANSWERS ABOUT THE OFFER AND THE MERGER

The following are some questions that you, as a stockholder of H&E Equipment Services, Inc. (“H&E”), may have and answers to those questions. This summary term sheet highlights selected information from this offer to exchange (this “Offer to Exchange”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Exchange and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Exchange, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Exchange. Unless otherwise indicated in this Offer to Exchange or the context otherwise requires, all references in this Offer to Exchange to “we,” “our” or “us” refers to Herc and its subsidiaries.

Who is offering to acquire my H&E shares?

HR Merger Sub Inc., a Delaware corporation, or “Merger Sub,” formed for the purpose of making the Offer and merging with and into H&E (the “Merger”), is a wholly owned subsidiary of Herc Holdings Inc., a Delaware corporation, or “Herc”, and is making this Offer pursuant to the Agreement and Plan of Merger, dated as of February 19, 2025 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Herc, Merger Sub and H&E. See “The Companies – Herc” and “The Companies – HR Merger Sub Inc.”

How many H&E shares are you offering to acquire in the Offer?

We are making the Offer to acquire any and all of the outstanding H&E shares on the terms and subject to the conditions set forth in this Offer to Exchange and the Letter of Transmittal. See the “The Offer – General.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, H&E, while allowing H&E’s stockholders an opportunity to receive the Offer Price promptly after the Offer Acceptance Time (as defined in “Merger Agreement – The Offer”) (and in any event within three business days) by tendering their H&E shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we and H&E will consummate the Merger as soon as practicable thereafter without any action by the stockholders of H&E in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the Effective Time of the Merger (the “Effective Time”), H&E will become a wholly owned subsidiary of Herc. See “The Offer – Purpose of the Offer and the Merger” and “The Offer – Plans for H&E.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

Herc, through Merger Sub, is offering to exchange for each outstanding H&E share validly tendered and not validly withdrawn in the Offer, $78.75 in cash and 0.1287 shares of Herc common stock, par value $0.01 (“Herc common stock”), together with cash in lieu of any fractional Herc common stock, in each case, without interest and less any applicable withholding taxes (the “transaction consideration”). If you do not tender your H&E shares in the Offer but the Merger is completed (pursuant to Section 251(h) of the DGCL without a stockholder vote), you will also receive the transaction consideration in exchange for your H&E shares.

If you are the record owner of your H&E shares and you tender your H&E shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your H&E shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your H&E shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “The Offer – Procedure for Tendering.”

What does the H&E Board recommend?

The board of directors of H&E (the “H&E Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of H&E and its stockholders, and declared it advisable to enter into the Merger Agreement with Herc and Merger Sub, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of the Merger Agreement, the Merger shall be effected under Section 251(h) of the DGCL, (iv) resolved to recommend that H&E’s stockholders accept the Offer and tender their H&E shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions of the Merger Agreement and (v) approved the termination of the merger agreement by and mong United Rentals, Inc., UR Merger Sub VII Corporation and H&E, dated January 13, 2025 (the “URI Merger Agreement”).

See “Merger Agreement – H&E’s Reasons for the Offer and the Merger; Recommendation of the H&E Board”, for more information. A description of the reasons for this recommendation is also set forth the Schedule 14D-9, which has been filed with the SEC and is being mailed to you and other H&E stockholders with this document.

Why does the cover page to this document state that this Offer is preliminary and subject to change, and that the registration statement filed with the SEC is not yet effective? Does this mean that the Offer has not commenced?

No. Completion of this document and effectiveness of the registration statement are not necessary to commence this Offer. The Offer was commenced on the date of the initial filing of the registration statement on Form S-4 of which this document is a part. Herc and Merger Sub cannot, however, accept for exchange any H&E shares tendered in the Offer or exchange any H&E shares until the registration statement is declared effective by the SEC and the other conditions to the Offer have been satisfied or waived (subject to the terms and conditions of the Merger Agreement). See “The Offer – Conditions to the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

the number of H&E shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (excluding H&E shares tendered pursuant to guaranteed delivery procedures that were not received prior to the Expiration Date), together with the H&E shares (if any) then owned by Herc and its affiliates, representing at least one Share more than 50% of the then outstanding H&E shares (the “Minimum Condition”);

•	the accuracy of H&E’s representations and warranties contained in the Merger Agreement (subject to customary materiality qualifiers);

•	H&E’s performance of its obligations under the Merger Agreement in all material respects;

•	the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) that has occurred after the date of the Merger Agreement and that is continuing;

•

the absence of any legal or regulatory restraint that prevents the consummation of the Offer or the Merger and the expiration of any waiting periods applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”, and such approval, the “Regulatory Approval Condition”);

•

the registration statement on Form S-4, of which this document is a part, having become effective under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and not being the subject of any stop order or proceeding seeking a stop order;

•	the Herc common stock to be issued in the Offer and the Merger having been approved for listing on the NYSE, subject to official notice of issuance;

•	the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”);

•	the commencement and completion of the Marketing Period (as defined in the Merger Agreement); and

•	other customary conditions described in this Offer to Exchange as set forth in “The Offer – Conditions to the Offer.”

We may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without H&E’s consent. See “The Offer – Conditions to the Offer.”

How long will it take to complete the proposed transaction?

The transaction is expected to be completed mid-year 2025, subject to the satisfactory or waiver of the conditions set forth in the Merger Agreement. See “The Offer – Conditions to the Offer” and “Merger Agreement – Conditions to the Merger.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all H&E shares?

Yes. The transaction consideration will consist of Herc common stock and cash.

Herc entered into a debt commitment letter dated as of February 19, 2025 (the “Original Commitment Letter”) with Crédit Agricole Corporate and Investment Bank (“CACIB”) in connection with Herc’s entry into the Merger Agreement. The Commitment Letter was subsequently amended and restated on March 11, 2025 (the “Amended Commitment Letter”, together with the Original Commitment Letter, the “Commitment Letter”), pursuant to which CACIB, JPMorgan Chase Bank, N.A. (acting through any of its affiliates or branches as it deems appropriate, “JPMorgan”), Wells Fargo Bank, NA (“Wells Fargo Bank”), Bank of Montreal (“Bank of Montreal”), Capital One, National Association (“Capital One”), MUFG Bank, Ltd. (“MUFG”), ING Capital LLC (“ING”), PNC Bank, National Association (“PNC Bank”), Sumitomo Mitsui Banking Corporation (“SMBC”), The Toronto-Dominion Bank, New York Branch (“TDNY”), Goldman Sachs Bank USA (“GS”), Regions Capital Markets, a division of Regions Bank (“RCM”), Truist Securities, Inc. (“Truist Securities”), Truist Bank (“Truist Bank”, and together with Truist Securities, “Truist”) and KeyBank National Association (“KBNA”, and together with CACIB, JPMorgan, Wells Fargo Bank, Bank of Montreal, Capital One, MUFG, ING, PNC, SMBC, TDNY, GS, RCM and Truist the “Commitment Parties”) committed to provide to Herc, subject to the terms and conditions of the Commitment Letter, (i) a senior secured bridge facility in an aggregate principal amount of up to $4,500.0 million (the “Bridge Facility”) and (ii) if and to the extent required to permit the Bridge Facility, an ABL backstop facility in an aggregate principal amount of up to $1,453.5 million (the “ABL Backstop Facility”). The Bridge Facility will mature, and the outstanding loans thereunder will be payable, on the date that is 364 days after the closing date of the Bridge Facility. At the option of Herc, interest on the loans under the Bridge Facility shall be (i) SOFR plus the Applicable Margin (“SOFR Loans”) or (ii) ABR plus the Applicable Margin (“ABR Loans”). For purposes hereof, Applicable Margin shall mean, initially, (i) with respect to SOFR Loans, 2.00% and (ii) with respect to ABR Loans, 1.00%. Subject to applicable intercreditor agreements, the Bridge Facility shall be secured by (i) a first lien on certain excluded assets under the Existing ABL Credit Agreement (as defined in the Commitment Letter) and substantially all assets of the Acquired Business and (ii) a second lien on the Collateral (each as defined in the Existing ABL Credit Agreement). Herc expects to finance the transactions contemplated by the Merger Agreement with a combination of newly issued debt and/or borrowings and drawings using existing capacity under its existing ABL facility. Herc does not expect to need to use the Bridge Facility.

It is not a condition to the Offer or the Merger that Herc or Merger Sub obtains any debt financing in connection with the transactions contemplated by the Merger Agreement (the “Debt Financing”). The Merger Agreement provides that Herc and its affiliates shall use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Debt Financing and to consummate the Debt Financing on or prior to the Closing Date. In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions (if any)) (other than as a result of H&E’s breach of any provision of the Merger Agreement or failure to satisfy the conditions set forth therein), then Herc and its affiliates shall use reasonable best efforts to obtain alternative financing on terms and conditions, taken as a whole, no less favorable to Herc than the terms and conditions set forth in the Commitment Letter.

The foregoing summary of the Bridge Facility and the ABL Backstop Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Original Commitment Letter and the Amended Commitment Letter, filed as Exhibits 99.9 and 99.10, respectively, to this document.

What percentage of H&E shares do you or your controlled affiliates currently own?

None of Merger Sub or Herc or any of their respective controlled affiliates currently own any H&E shares.

How long do I have to decide whether to tender my H&E shares pursuant to the Offer?

You will be able to tender your H&E shares pursuant to the Offer until one minute after 11:59 p.m., Eastern Time, on May 22, 2025 (the “Expiration Date,” unless Merger Sub extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in “The Offer – Procedure for Tendering”) may guarantee that the missing items will be received by Computershare Trust Company, N.A., our depository and paying agent for the Offer (the “Depository and Paying Agent” or “Computershare”), within one NASDAQ Global Select Market (“NASDAQ”) trading day. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your H&E shares by the Expiration Date. See “The Offer – Extension, Termination and Amendment of Offer.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) one business day prior to the Termination Date (as defined below) (such earlier occurrence, the “Extension Deadline”).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•

for additional periods of up to 10 business days per extension if, as of the scheduled Expiration Date, any Offer Condition (as defined in the Merger Agreement and described under “The Offer – Conditions to the Offer”) is not satisfied (unless such condition is waivable by Merger Sub or Herc and has been waived), to permit such Offer Condition to be satisfied; and

•	from time to time for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or the New York Stock Exchange (“NYSE”) applicable to the Offer.

The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline. The “Termination Date” means November 24, 2025, subject to a potential extension until February 24, 2026 if certain regulatory conditions remain outstanding as of the Termination Date, and to the date that is five business days following the then-scheduled end date of the Marketing Period (as defined in the Merger Agreement) in the event that the Marketing Period has commenced but has not been completed as of the Termination Date, as summarized below in “Merger Agreement – Termination of the Merger Agreement.” If we extend the Offer, such extension will extend the time that you will have to tender your H&E shares. See “The Offer – Extension, Termination and Amendment of Offer.”

How will I be notified if the time period during which I can tender my H&E shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depository and Paying Agent of that fact and will make a public announcement of the extension. See “The Offer – Extension, Termination and Amendment of Offer.”

How do I tender my H&E shares pursuant to the Offer?

To tender your H&E shares pursuant to the Offer, you must deliver the certificates representing your H&E shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of H&E shares, either such Letter of Transmittal or an Agent’s Message (as defined in “The Offer – Procedure for Tendering”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depository and Paying Agent prior to the Expiration Date. If your H&E shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your H&E shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your H&E shares for more details.

If you are unable to deliver any required document or instrument to the Depository and Paying Agent prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depository and Paying Agent by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depository and Paying Agent must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within one NASDAQ trading day after the date of execution of such Notice of Guaranteed Delivery. See “The Offer – Procedure for Tendering.”

Have any stockholders already agreed to tender their H&E shares in the Offer?

No. We have not entered into any agreements with any of H&E’s stockholders with respect to their tender of H&E shares in the Offer. H&E has been advised, however, that all of its directors and executive officers currently intend to tender, or cause to be tendered pursuant to the Offer, all of their transferrable H&E shares held of record and beneficially owned by such persons immediately prior to the expiration of the Offer. The foregoing does not include any H&E shares over which, or with respect to which, any such executive officer or director acts in a fiduciary capacity or is subject to the instructions of a third party with respect to such tender or is an H&E equity award held by such executive officer or director.

Until what time may I withdraw previously tendered H&E shares?

Except as otherwise provided in “The Offer – Withdrawal Rights,” tenders of H&E shares made pursuant to the Offer are irrevocable. H&E shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of H&E shares are irrevocable, except that they may also be withdrawn after

60 days from the commencement of the Offer, unless such H&E shares have already been accepted for payment by us pursuant to the Offer. If you tendered your H&E shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your H&E shares. See “The Offer – Withdrawal Rights.”

How do I properly withdraw previously tendered H&E shares?

To properly withdraw any of your previously tendered H&E shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Exchange and in the Letter of Transmittal) to the Depository and Paying Agent while you still have the right to withdraw H&E shares. If you tendered your H&E shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your H&E shares. See “The Offer – Withdrawal Rights.”

Upon the successful consummation of the Offer, will H&E shares continue to be publicly traded?

No. Following the consummation of the Offer, we and H&E expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL. Following the Merger, the H&E shares will no longer be publicly traded and the surviving corporation will be a wholly owned subsidiary of Herc. Following the consummation of the Merger (the “Closing”), we intend to cause H&E to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”).

Will the Offer be followed by the Merger even if not all of the H&E shares are tendered in the Offer?

Yes, so long as, at least such number of H&E shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see “Merger Agreement – Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of H&E’s stockholders pursuant to Section 251(h) of the DGCL. See “The Offer – General.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us or H&E are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of us and H&E under the Merger Agreement, we expect the Merger to occur as soon as practicable following the Offer Acceptance Time without a subsequent offering period. See “The Offer – General.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the record holders or beneficial owners of H&E shares in connection with the Offer. However, if the Merger is consummated, the record holders and beneficial owners of H&E shares immediately prior to the Effective Time who (i) did not tender their H&E shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such H&E shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to seek appraisal of their H&E shares by the Delaware Court of Chancery and receive payment of the “fair value” of such H&E shares as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest (if any), to be paid upon the amount determined to be “fair value”. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See “The Offer – Appraisal Rights.” Concurrently with the commencement of the Offer, H&E is distributing the Schedule 14D-9, which contains important information regarding how a record holder or beneficial owner of H&E shares may exercise its appraisal rights.

If I decide not to tender my H&E shares pursuant to the Offer, how will the Offer affect my H&E shares?

If, after consummation of the Offer, Herc and Merger Sub own a majority of the H&E shares then issued and outstanding, Herc will (subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement) promptly complete the Merger after the consummation of the Offer.

Upon consummation of the Merger, each H&E share that has not been tendered and accepted for exchange in the Offer, other than H&E shares owned by H&E, Herc or Merger Sub or any wholly owned subsidiary of Herc or H&E and H&E shares owned by any stockholders who are properly exercising their right for appraisal in compliance with the DGCL, will be converted in the Merger into the right to receive the Offer Price. See “Merger Agreement – Exchange of H&E shares; Delivery of Cash and Herc Common Stock.”

If I tender my H&E shares, when and how will I get my transaction consideration?

If the conditions to the Offer as set forth in “The Offer – Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your H&E shares for payment, you will be entitled to promptly (but no later than within three business days following the Offer Acceptance Time) receive (i) an amount in cash equal to the number of H&E shares you tendered pursuant to the Offer multiplied by the Cash Offer Price, plus the applicable Merger Fractional Share Payout and (ii) a number of shares of Herc common stock (rounded down to the nearest whole share) equal to the number of H&E shares you tendered pursuant to the Offer multiplied by the Stock Offer Price. We will pay for your validly tendered and not properly withdrawn H&E shares by depositing the aggregate Offer Price therefor with the Depository and Paying Agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered H&E shares will be made only after timely receipt by the Depository and Paying Agent of (i) certificates representing such H&E shares or a confirmation of a book-entry transfer of such H&E shares as described in “The Offer – Process for Tendering” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer of H&E shares, either such Letter of Transmittal or an Agent’s Message (as defined in “The Offer – Procedure for Tendering”) in lieu of such Letter of Transmittal, and (iii) any other required documents for such H&E shares. See “The Offer – Procedure for Tendering.”

Do the officers and directors of H&E have interests in the Offer and the Merger that are different from those of stockholders generally?

You should be aware that some of the officers and directors of H&E may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, your interests as an H&E stockholder. These interests may include, among others, agreements that certain officers have entered into with H&E that provide for payments of severance and benefits in the event the officer experiences a qualifying termination of employment on or within a specified period following a change of control of H&E, and payments to be made in respect of certain H&E equity awards, and certain indemnification obligations. See “The Offer – Interests of Certain Persons in the Offer and the Merger” and “Merger Agreement – Employee Matters; Employee Benefits” below for more information.

As of March 14, 2025, the directors and executive officers of H&E and their affiliates beneficially owned approximately 4,670,151 H&E shares (which includes 128,339 H&E restricted stock awards (the “H&E RSAs”)), representing approximately 12.7% of the H&E shares based on 36,669,386 H&E shares outstanding as of March 14, 2025.

Pursuant to the Merger Agreement, two individuals from the H&E Board selected by Herc (currently contemplated to be Mr. John M. Engquist and Ms. Suzanne Wood) will be appointed to serve on the board of directors of Herc (the “Herc Board”) immediately following the Effective Time.

See also “Item 3 – Past Contacts, Transactions, Negotiations and Agreements” in the Schedule 14D-9, which has been filed with the SEC and is being mailed to you and other stockholders of H&E together with this document.

Can I tender my H&E RSAs in connection with the Offer?

The Offer is made only for outstanding H&E shares and is not made for any equity awards of H&E that have not vested and/or settled into H&E shares. You may not tender H&E restricted stock awards (“H&E RSAs”) or other H&E equity awards in connection with the Offer. Any H&E RSAs and other H&E equity awards that are outstanding and held by you as of immediately prior to the Effective Time will be treated in accordance with the Merger Agreement.

What will happen to my equity awards in the Offer?

H&E Single-Trigger RSAs (as defined in the Merger Agreement) that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled in exchange for (A) an amount in cash equal to the product of (x) the aggregate number of shares of H&E shares subject to such Single-Trigger RSA, multiplied by (y) $78.75, and (B) a number of shares of Herc common stock equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E Single-Trigger RSA, multiplied by (y) 0.1287, in each case, less any applicable withholding taxes.

H&E RSAs that are not Single-Trigger RSAs that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled and substituted with an award of restricted stock units of Herc under the Herc 2018 Omnibus Incentive Plan (“Herc RSUs”) in respect of a number of shares of Herc common stock equal to (rounded down to the nearest whole number) (A) the number of shares of H&E shares subject to such H&E RSA immediately prior to the Effective Time of the Merger multiplied by (B) the Equity Award Exchange Ratio (as defined below). Except as specifically provided in the Merger Agreement, following the Effective Time, each Herc RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable than the forfeiture conditions that were applicable to the corresponding H&E RSA immediately prior to the Effective Time of the Merger. In the event that the employment of a holder of a Herc RSU is terminated following the Effective Time by Herc or H&E “without cause”, by such employee for “good reason”, or as a result of such employee’s death or disability, then any Herc RSUs that are unvested will become immediately vested upon such termination of employment.

Except as set forth in the Merger Agreement, H&E PSU awards (together with the H&E Single-Trigger RSAs, the “H&E Single-Trigger Equity Awards”), whether vested or unvested, that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled in exchange for (A) a cash amount equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E PSU award immediately prior to the Effective Time of the Merger (together with any accrued and unpaid dividends or dividend equivalents corresponding to such H&E PSU, and with the number of H&E PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (y) $78.75, plus (B) a number of shares of Herc common stock equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E PSU (with the number of H&E PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time of the Merger and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (y) 0.1287, in each case, less any applicable withholding taxes.

H&E PSU awards that are not H&E Single-Trigger Equity Awards that were granted on or after May 1, 2025, whether vested or unvested, and are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled and substituted with an award of Herc RSUs in respect of a number of shares of Herc common stock equal to (rounded down to the nearest whole number) (A) the number of shares of H&E shares subject to such H&E PSU immediately prior to the Effective Time of the Merger multiplied by (B) the Equity Award Exchange Ratio. Except as specifically provided in the Merger Agreement, following the Effective Time of the Merger, each Herc RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable than the forfeiture conditions that were applicable to the corresponding H&E PSU award immediately prior to the Effective Time. In the event that the employment of a holder of such a Herc RSU is terminated following the Effective Time by Herc or H&E “without cause”, by such employee for “good reason”, or as a result of such employee’s death or disability, then any such Herc RSUs that are unvested will become immediately vested upon such termination of employment.

“Equity Award Exchange Ratio” means (A) the Per Share Price (as defined in the Merger Agreement) divided by (B) the volume weighted average of the closing sale prices per share of Herc common stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third business day prior to the closing date (the amount in clause (B) being the “VWAP”).

See “Merger Agreement – Treatment of H&E Equity Awards.”

What are the material U.S. federal income tax consequences of receiving the transaction consideration in the Offer or the Merger?

The exchange of H&E shares for the transaction consideration in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) who receives the transaction consideration in exchange for such U.S. holder’s H&E shares in the Offer or the Merger will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including cash in lieu of any fractional Herc common stock) and the fair market value of the Herc common stock received by that U.S. holder in the Offer or the Merger and (ii) such U.S. holder’s adjusted tax basis in the H&E shares exchanged therefor.

A Non-U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) who receives the transaction consideration in exchange for such Non-U.S. holder’s H&E shares in the Offer or the Merger will generally not be subject to U.S. federal income tax on any gain realized on the disposition, unless such holder has certain connections to the United States. However, receipt of the transaction consideration in exchange for such Non-U.S. holder’s H&E shares in the Offer or the Merger could be a taxable transaction to such holder under non-U.S. tax laws applicable to such holder.

Each H&E stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the Merger. The U.S. federal income tax consequences of the Offer and the Merger to a particular H&E stockholder will depend on such stockholder’s particular facts and circumstances. H&E stockholders should consult their tax advisors to determine the specific consequences to them of exchanging their H&E shares for the transaction consideration pursuant to the Offer or the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent, by telephone at (800) 431-9646 (stockholders toll free) or (212) 257-2516 (banks and brokers).

SUMMARY

This section summarizes material information presented in greater detail elsewhere in this document. However, this summary does not contain all of the information that may be important to H&E stockholders. You are urged to carefully read the remainder of this document and the related Letter of Transmittal, the annexes to this document and the other information referred to or incorporated by reference in this document because the information in this section and in the “Questions and Answers About the Offer and the Merger” section is not complete. See “Where to Obtain More Information.”

The Offer (Page 33)

Herc, through its direct wholly-owned subsidiary, Merger Sub, is offering, upon the terms and subject to the conditions set forth in this document and in the accompanying Letter of Transmittal, to exchange for each outstanding H&E share validly tendered and not validly withdrawn in the Offer, $78.75 in cash and 0.1287 shares of Herc common stock, together with cash in lieu of any fractional Herc common shares, in each case, without interest and less any applicable withholding taxes.

We refer to the above as the “transaction consideration.”

Purpose of the Offer and the Merger (Page 64)

The purpose of the Offer is for Herc to acquire control of, and ultimately the entire equity interest in, H&E. The offer is the first step in Herc’s plan to acquire all of the outstanding H&E shares, and the Merger is the second step in such plan. If the Offer is completed, tendered H&E shares will be exchanged for the transaction consideration, and if the Merger is completed, any remaining H&E shares that were not tendered into the Offer (other than certain converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. The purpose of the Merger is for Herc to acquire all H&E shares that it did not acquire in the Offer.

Upon the consummation of the Merger, H&E will be a direct wholly owned subsidiary of Herc, and the former H&E stockholders will no longer have any direct ownership interest in the surviving corporation.

Herc expects to consummate the Merger promptly after the consummation of the Offer in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the H&E stockholders will be required in connection with the Merger. See “The Offer – Purpose of the Offer and the Merger.”

The Companies (Page 32)

Herc Holdings Inc.

Herc Holdings Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

(239) 301-1000

Herc Holdings Inc. is one of the leading equipment rental suppliers with 451 locations in North America. We conduct substantially all of our operations through subsidiaries, including Herc Rentals Inc. (“Herc Rentals”). With over 59 years of experience, we are a full-line equipment rental supplier offering a broad portfolio of equipment for rent. In addition to our principal business of equipment rental, we sell used equipment and contractor supplies such as construction consumables, tools, small equipment and safety supplies; provide repair, maintenance, equipment management services and safety training to certain of our customers; offer equipment re-rental services and provide on-site support to our customers; and provide ancillary services such as equipment transport, rental protection, cleaning, refueling and labor.

HR Merger Sub Inc.

HR Merger Sub Inc.

c/o Herc Holdings Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

(239) 301-1000

Merger Sub, a Delaware corporation, is a direct wholly owned subsidiary of Herc. Merger Sub is newly formed, and was organized for the purpose of making the Offer and consummating the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Offer and the Merger.

H&E Equipment Services, Inc.

H&E Equipment Services, Inc.

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5000

Founded in 1961, H&E, a Delaware corporation, is one of the largest rental equipment companies in the nation. H&E’s fleet is comprised of aerial work platforms, earthmoving, material handling, and other general and specialty lines. H&E serves a diverse set of end markets in many high-growth geographies including branches throughout the Pacific Northwest, West Coast, Intermountain, Southwest, Gulf Coast, Southeast, Midwest and Mid-Atlantic regions.

Herc’s Reasons for the Offer and the Merger (Page 37)

The purpose of the Offer and the Merger is for Herc to acquire control of, and ultimately the entire equity interest in, H&E. Merger Sub is making the Offer and Herc plans to complete the Merger because it believes that the acquisition of H&E by Herc will provide significant long-term growth prospects and increased shareholder value for the combined company, including as a result of the substantial anticipated synergies resulting from the acquisition.

Expiration of the Offer (Page 57)

The Offer was initially scheduled to expire at one minute after 11:59 p.m., Eastern Time, on April 15, 2025. On April 16, 2025, Herc announced that it had extended the expiration date of the Offer to one minute after 11:59 p.m., Eastern Time, on April 29, 2025, unless further extended or terminated in accordance with the Merger Agreement. On April 30, 2025, Herc announced that it had extended the expiration date of the Offer to one minute after 11:59 p.m., Eastern Time, on May 13, 2025, unless further extended or terminated in accordance with the Merger Agreement. On May 8, 2025, Herc announced that it had extended the expiration date of the Offer to one minute after 11:59 p.m. Eastern Time, on May 22, 2025, unless further extended or terminated in accordance with the Merger Agreement. “Expiration Date” means one minute after 11:59 p.m., Eastern Time, on May 22, 2025, unless and until Merger Sub has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Merger Sub, will expire.

Extension, Termination and Amendment of the Offer (Page 58)

Under the Merger Agreement, unless the Merger Agreement is terminated:

•	Merger Sub must extend the Offer for any period required by any law, or by any rule, regulation, interpretation or position of the SEC or its staff or NYSE applicable to the Offer, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer or to the tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) or the registration statement on Form S-4 of which this document is a part;

•

In the event that any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived in accordance with the Merger Agreement as of any then-scheduled expiration of the Offer, Merger Sub must extend the Offer for successive extension periods of 10 business days each until such time as the conditions to the Offer are satisfied or waived; and

•

Notwithstanding any of the above, Merger Sub is not required to, and without H&E’s consent may not, extend the Offer beyond the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) November 24, 2025 (subject to extension to (A) February 24, 2026 and (B) the date that is five business days following the then-scheduled end date of the Marketing Period in the event that the Marketing Period has commenced but has not been completed as of the Termination Date in certain circumstances described under “Merger Agreement – Termination of the Merger Agreement”) (the “Termination Date”), which we refer to as the “outside date.”

Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), promptly after the expiration of the Offer, Merger Sub will accept for payment, and will pay for, all H&E shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

Any decision to extend the Offer will be made public by announcement regarding such extension as described in “The Offer – Extension, Termination and Amendment of Offer.”

Merger Sub may not, without the prior written consent of H&E, terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless the Merger Agreement is validly terminated in accordance with its terms, in which case Merger Sub will terminate the Offer promptly (but in no event more than one business days) after such termination. Among other circumstances, the Merger Agreement may be terminated by either Herc or H&E if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Herc or Merger Sub to extend the Offer pursuant to the Merger Agreement) without Merger Sub having accepted for payment any H&E shares pursuant to the Offer, or if the acceptance for exchange of H&E shares tendered in the Offer has not occurred on or before November 24, 2025 (subject to extension to the outside date in certain circumstances described under “Merger Agreement – Termination of the Merger Agreement”).

No subsequent offering period will be available following the expiration of the Offer without the prior written consent of H&E, other than in accordance with the extension provisions set forth in the Merger Agreement.

Conditions to the Offer (Page 68)

The Offer is subject to certain conditions, including, among others:

•

satisfaction of the Minimum Condition (which requires that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn a number of H&E shares that, upon the consummation of the Offer, together with H&E shares then owned by Herc and Merger Sub (if any), would represent at least a majority of the H&E shares then issued and outstanding immediately after the consummation of the Offer);

•	the accuracy of H&E’s representations and warranties made in the Merger Agreement, subject to specified materiality standards;

•	H&E being in compliance in all material respects with its covenants under the Merger Agreement;

•	expiration or termination of the waiting period applicable to the transactions, together with any extensions thereof, contemplated by the Merger Agreement under the HSR Act;

•	lack of legal prohibitions;

•	the effectiveness of the registration statement on Form S-4 of which this document is a part;

•	the listing of the Herc common stock to be issued in the Offer and the Merger on the NYSE, subject to official notice of issuance;

•	the Merger Agreement not having been terminated in accordance with its terms; and

•	the Marketing Period (as defined in the Merger Agreement) having commenced and ended.

The Offer is subject to certain other conditions set forth in the section below entitled “The Offer – Conditions to the Offer.” Subject to applicable SEC rules and regulations, Merger Sub also reserves the right prior to the expiration of the Offer, in its sole discretion, at any time or from time to time to waive any condition identified as subject to waiver in “The Offer – Conditions to the Offer.” However, the Minimum Condition may only be waived Merger Sub with the prior written consent of H&E. See “The Offer – Conditions to the Offer.”

The Offer and the Merger are not conditioned upon any financing arrangements or contingencies.

Exchange of H&E shares; Delivery of Cash and Herc Common Stock (Page 59)

Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), promptly after the expiration of the Offer, Merger Sub will accept for payment, and will pay for, all H&E shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

Withdrawal Rights (Page 59)

Except as otherwise provided in “The Offer – Withdrawal Rights,” tenders of H&E shares made pursuant to the Offer are irrevocable. H&E shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of H&E shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such H&E shares have already been accepted for payment by Merger Sub pursuant to the Offer.

Procedure for Tendering (Page 60)

No alternative, conditional or contingent tenders will be accepted. In order for an H&E stockholder to validly tender H&E shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

for H&E shares held as physical certificates, the certificates evidencing such shares (“Share Certificates”), a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depository and Paying Agent at one of its addresses set forth on the back cover of this Offer to Exchange before the Expiration Date;

•

for H&E shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depository and Paying Agent at one of its addresses set forth on the back cover of this Offer to Exchange, and such H&E shares must be delivered according to the book-entry transfer procedures described below under “The Offer – Procedure for Tendering – Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depository and Paying Agent, in each case before the Expiration Date; or

•

for H&E shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “The Offer – Procedure for Tendering – Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depository and Paying Agent and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the H&E shares that are the subject of such Book- Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

Regulatory Approvals (Page 69)

The completion of the Offer is subject to the expiration or termination of the applicable waiting periods under the HSR Act and the obtaining of any required pre-closing approvals, consents, waivers or clearances under the applicable antitrust laws of the United States. This requirement is discussed under “The Offer – Regulatory Approvals.”

Interests of Certain Persons in the Offer and the Merger (Page 71)

You should be aware that some of the officers and directors of H&E may be deemed to have interests in the offer and the merger that are different from, or in addition to, your interests as an H&E stockholder. These interests may include, among others, agreements that certain officers have entered into with H&E that provide for payments of severance and benefits in the event the officer experiences a qualifying termination of employment on or within a specified period following a change of control of H&E, and payments to be made in respect of certain H&E equity awards, and certain indemnification obligations. See “The Offer – Interests of Certain Persons in the Offer and the Merger” and “Merger Agreement – Employee Matters; Employee Benefits” below for more information. As of March 14, 2025, the directors and executive officers of H&E and their affiliates beneficially owned approximately 4,670,151 H&E shares (which includes 128,339 H&E restricted stock awards (“H&E RSAs”)), representing approximately 12.7% of the H&E shares, based on 36,669,386 H&E shares outstanding as of March 14, 2025.

Appraisal Rights (Page 64)

Appraisal rights are not available to the holders or beneficial owners of H&E shares in connection with the Offer. However, if the Merger is consummated, the holders of record and beneficial owners of H&E shares immediately prior to the Effective Time who (i) did not tender their H&E shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such H&E shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to seek judicial determination of the fair value of their H&E shares, as determined by the Delaware Court of Chancery and receive payment of the “fair value” of such H&E shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court (if any), to be paid upon the amount determined to be the “fair value.” The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the record holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice either a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL. See “The Offer – Appraisal Rights.”

Source and Amount of Funds (Page 70)

The Offer and the Merger are not conditioned upon any financing arrangements or contingencies.

Herc estimates the aggregate amount of cash consideration required to purchase the outstanding H&E shares and consummate the Offer and the Merger will be approximately $4.5 billion, plus related fees and expenses. Herc anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand, and (iii) new third-party debt financing. See “The Offer – Source and Amount of Funds.”

Comparative Stock Prices (Page 108)

Herc common stock is listed on the NYSE under the symbol “HRI,” and H&E common stock is listed on Nasdaq under the symbol “HEES.”

The following table shows the closing prices of Herc common stock and H&E common stock as reported on February 14, 2025, the last trading day prior to the public announcement that Herc had submitted a definitive acquisition proposal and merger agreement to the board of directors of H&E and the release of media reports regarding the acquisition proposal, and on May 16, 2025, the last practicable trading day before the date of this prospectus. The table also presents the pro forma equivalent per share value of a share of H&E common stock on those dates. The pro forma equivalent per share value was calculated by multiplying the closing price of Herc common stock on those dates by 0.1287, the exchange ratio.

	Herc Closing Price	H&E Closing Price	Pro Forma equivalent value of one share of H&E common stock
February 14, 2025	$200.74	$87.56	$25.84
May 16, 2025	$137.29	$96.29	$17.67

The market price of Herc common stock will fluctuate between the date of this prospectus and the completion of the Merger. Consequently, the total dollar value of the Herc common stock that you will receive upon completion of the Merger may be significantly higher or lower than its value as of the date of this prospectus. We advise you to obtain current market quotations for Herc common stock and H&E common stock. We can provide no assurance as to future prices of Herc common stock or H&E common stock. See “Comparative Stock Prices.”

Ownership of Herc Common Stock After the Offer and the Merger (Page 66)

Herc estimates that former H&E stockholders will own, in the aggregate, approximately 14.1% of the outstanding Herc common stock immediately following the completion of the Offer and the Merger.

For a detailed discussion of the assumptions on which this estimate is based, see “The Offer – Ownership of Herc Common Stock After the Offer and the Merger.”

Comparison of Stockholders’ Rights (Page 131)

The rights of Herc stockholders are different in some respects from the rights of H&E stockholders. Therefore, H&E stockholders will have different rights as stockholders once they become Herc stockholders. The differences are described in more detail under “Comparison of Stockholders’ Rights.”

Material U.S. Federal Income Tax Consequences (Page 125)

The exchange of H&E shares for the transaction consideration in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder

(as defined in “Material U.S. Federal Income Tax Consequences”) who receives the transaction consideration in exchange for such U.S. holder’s H&E shares in the Offer or the Merger will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including cash in lieu of any fractional Herc common stock) and the fair market value of the Herc common stock received by that U.S. holder in the Offer or the Merger and (ii) such U.S. holder’s adjusted tax basis in the H&E shares exchanged therefor.

A Non-U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) who receives the transaction consideration in exchange for such Non-U.S. holder’s H&E shares in the Offer or the Merger will generally not be subject to U.S. federal income tax on any gain realized on the disposition, unless such holder has certain connections to the United States. However, receipt of the transaction consideration in exchange for such Non-U.S. holder’s H&E shares in the Offer or the Merger could be a taxable transaction to such holder under non-U.S. tax laws applicable to such holder.

Each H&E stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the Merger. The U.S. federal income tax consequences of the Offer and the Merger to a particular H&E stockholder will depend on such stockholder’s particular facts and circumstances. H&E stockholders should consult their tax advisors to determine the specific consequences to them of exchanging their H&E shares for the transaction consideration pursuant to the Offer or the Merger.

Accounting Treatment (Page 78)

In accordance with United States generally accepted accounting principles (which we refer to as “GAAP”), Herc will account for the acquisition of shares through the Offer and the Merger under the acquisition method of accounting for business combinations.

Questions about the Offer and the Merger

Questions or requests for assistance or additional copies of this document may be directed to the information agent at the telephone number and addresses set forth below. H&E stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street,

22nd Floor

New York, New York 10005

Shareholders Call Toll Free: (800) 431-9646

Banks & Brokers Call Collect: (212) 257-2516

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SUMMARY FINANCIAL INFORMATION

Summary Historical Financial Information and Other Data of Herc

The following table sets forth Herc’s summary historical financial data for the periods, and as of the dates, indicated. The summary consolidated financial information for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023 has been derived from Herc’s audited consolidated financial statements and the notes to those statements included in Herc’s Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this document. The summary consolidated financial information for the three months ended March 31, 2025 and 2024 and as of March 31, 2025 has been derived from Herc’s unaudited historical condensed consolidated financial statements and the notes to those statements, which have been prepared on a basis consistent with Herc’s annual consolidated financial statements and are included in Herc’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, which is incorporated by reference into this document. In the opinion of Herc’s management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for the periods presented. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year or any future period. Herc’s revenues, operating results and financial condition fluctuate from quarter to quarter, reflecting the seasonal rental patterns of Herc’s customers, with rental activity tending to be lower in the winter months.

Herc’s historical financial data is not necessarily indicative of Herc’s future performance. Because the data in this table is only a summary and does not provide all of the data contained in Herc’s financial statements, the information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto in Herc’s Annual Report on Form 10-K for the year ended December 31, 2024 and in Herc’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, which are incorporated by reference into this document. See “Where to Obtain More Information.”

	Three months ended March 31,		Year ended December 31,
(in millions, except per share data)	2025	2024	2024	2023	2022
Statement of Operations Data
Revenues:
Equipment rental	$739	$719	$3,189	$2,870	$2,552
Sales of rental equipment	105	69	311	346	125
Sales of new equipment, parts and supplies	11	9	37	38	36
Service and other revenue	6	7	31	28	27

Total revenues	861	804	3,568	3,282	2,740

Expenses:
Direct operating	327	307	1,291	1,139	1,029
Depreciation of rental equipment	172	160	679	643	536
Cost of sales of rental equipment	76	46	224	252	89
Cost of sales of new equipment, parts and supplies	8	6	24	25	21
Selling, general and administrative	118	112	480	448	411
Transaction expenses(1)	74	3	—	—	—
Non-rental depreciation and amortization	33	29	127	112	95
Interest expense, net	62	61	260	224	122
Loss on assets held for sale	—	—	194	—	—
Other expense (income), net	(1)	(1)	(2)	(8)	3

Total expenses	869	723	3,277	2,835	2,306

	Three months ended March 31,		Year ended December 31,
(in millions, except per share data)	2025	2024	2024	2023	2022
Income before income taxes	(8)	81	291	447	434
Income tax provision	(10)	(16)	(80)	(100)	(104)

Net income (loss)	$(18)	$65	$211	$347	$330

Weighted average shares outstanding
Basic	28.5	28.3	28.4	28.5	29.6
Diluted	28.5	28.4	28.5	28.7	30.2
Earnings (loss) per share
Basic	$(0.63)	$2.30	$7.43	$12.18	$11.15
Diluted	$(0.63)	$2.29	$7.40	$12.09	$10.92

(1)	Transaction expenses of $11 million, $8 million and $7 million for the years ended December 31, 2024, 2023 and 2022, respectively, were included in selling, general and administrative expenses.

	As of March 31,	As of December 31,
(in millions)	2025	2024	2023
Balance Sheet Data
Cash and cash equivalents	$48	$83	$71
Total current assets	709	776	732
Total assets	7,705	7,877	7,061
Total current liabilities	474	562	508
Total liabilities	6,347	6,481	5,788
Total equity	1,358	1,396	1,273
Book value per share
Basic	$47.65	$49.15	$44.67
Diluted	$47.65	$48.98	$44.36

Summary Historical Financial Information and Other Data of H&E

The following table sets forth H&E’s summary historical financial data for the periods, and as of the dates, indicated. The summary consolidated financial information for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023 has been derived from H&E’s audited consolidated financial statements and the notes to those statements included in H&E’s Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this document. The summary consolidated financial information for the three months ended March 31, 2025 and 2024 and as of March 31, 2025 has been derived from H&E’s unaudited condensed consolidated financial statements and the notes to those statements included in H&E’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, which is incorporated by reference into this document,

H&E’s historical financial data is not necessarily indicative of H&E’s future performance. Because the data in this table is only a summary and does not provide all of the data contained in H&E’s financial statements, the information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto in H&E’s Annual Report on Form 10-K for the year ended December 31, 2024 and H&E’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, which are incorporated by reference into this document. See “Where to Obtain More Information.”

	Three months ended March 31,		Year ended December 31,
(in thousands, except per share amounts)	2025	2024	2024	2023	2022
Statement of Income Data
Revenues:
Equipment rentals	$274,032	$295,325	$1,253,325	$1,186,152	$956,042
Sales of rental equipment	23,919	48,115	139,201	165,074	90,885
Sales of new equipment	7,425	10,412	55,597	39,099	92,526
Parts, service and other	14,079	17,505	68,460	78,891	105,065

Total revenues	319,455	371,357	1,516,583	1,469,216	1,244,518
Cost of revenues:
Rental depreciation	$94,952	$91,398	$375,330	$347,022	$267,395
Rental expense	41,998	43,407	173,994	156,818	128,850
Rental other	32,286	32,623	142,434	128,873	99,554

	169,236	167,428	691,758	632,713	495,799
Sales of rental equipment	9,803	17,829	53,674	65,183	46,569
Sales of new equipment	6,023	8,639	45,592	33,569	79,430
Parts, service and other	10,799	12,596	50,359	53,290	67,557

Total cost of revenues	195,861	206,492	841,383	784,755	689,355
Gross Profit	123,594	164,865	675,200	684,461	555,163
Selling, general and administrative expenses	111,581	114,278	455,554	405,432	343,845
Impairment of goodwill	—	—	—	5,714	—
Transaction expenses	9,791	—	—	—	—
Gain from sales of property and equipment, net	3,623	1,433	9,665	3,389	16,836

Income from operations	5,845	52,020	229,311	276,704	228,154
Other income (expense):
Interest expense	(15,997)	(18,366)	(72,954)	(60,891)	(54,033)
Other, net	1,978	1,552	6,189	7,384	6,609

Total other expense, net	(14,019)	(16,814)	(66,765)	(53,507)	(47,424)
Income (loss) from operations before provision (benefit) for income taxes	(8,174)	35,206	162,546	223,197	180,730
Provision (benefit) for income taxes	(1,966)	9,317	39,564	53,904	47,036

Net income (loss) from continuing operations	(6,208)	25,889	122,982	169,293	133,694

Discontinued Operations:
Loss from discontinued operations before benefit for income tax	—	—	—	—	(2,049)
Benefit for income taxes	—	—	—	—	(525)

Net loss from discontinued operations	—	—	—	—	(1,524)

Net income (loss)	$(6,208)	$25,889	$122,982	$169,293	$132,170

Net income (loss) from continuing operations per common share:
Basic	$(0.17)	$0.72	$3.39	$4.69	$3.72
Diluted	$(0.17)	$0.71	$3.37	$4.66	$3.70

	Three months ended March 31,		Year ended December 31,
(in thousands, except per share amounts)	2025	2024	2024	2023	2022
Net loss from discontinued operations per common share:
Basic	$—	$—	$—	$—	$(0.04)
Diluted	$—	$—	$—	$—	$(0.04)
Net income (loss) per common share:
Basic	$(0.17)	$0.72	$3.39	$4.69	$3.68
Diluted	$(0.17)	$0.71	$3.37	$4.66	$3.66
Weighted average common shares outstanding:
Basic	36,362	36,196	36,269	36,100	35,943
Diluted	36,362	36,562	36,505	36,329	36,089

	As of March 31,	As of December 31,
(in thousands)	2025	2024	2023
Balance Sheet Data
Cash	$10,322	$16,413	$8,500
Total assets	2,678,060	2,795,530	2,639,886
Total liabilities	2,074,178	2,173,050	2,105,597
Stockholders’ equity	603,882	622,480	534,289
Book value per share:
Basic	$16.61	$17.16	$14.80
Diluted	$16.61	$17.05	$14.71

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Pursuant to the Merger Agreement, and upon and subject to the terms and subject to the conditions described therein, Herc will cause Merger Sub to commence the Offer to acquire any and all of the issued and outstanding shares of H&E shares, in exchange for, on a per-share basis, (i) $78.75 in cash (i.e., the Cash Offer Price), and (ii) 0.1287 shares of Herc common stock, without interest (i.e., the Stock Offer Price, and together with the Cash Offer Price, the “Offer Price”), in each case, without interest and less any applicable withholding taxes. No fractional shares of Herc common stock will be issued, and holders of shares of H&E common stock will receive cash in lieu of fractional shares of Herc common stock, if any, in accordance with the terms of the Merger Agreement.

The unaudited pro forma condensed combined balance sheet is presented as if the Transactions occurred on March 31, 2025. The unaudited pro forma condensed combined statement of operations is presented as if the Transactions occurred on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information reflects the following pro forma adjustments related to the Merger, based on available information and certain assumptions that management believes are reasonable.

•	the Merger will be accounted for using the acquisition method of accounting, with Herc identified as the acquirer;

•	certain reclassification adjustments to conform H&E’s historical financial presentation to Herc’s financial statement presentation;

•	the assumption of liabilities by Herc for any remaining transaction-related expenses to be incurred; and

•	the estimated tax impact of pro forma adjustments.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	accompanying notes to the unaudited pro forma condensed combined financial information;

•

Herc’s unaudited historical condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 in the Quarterly Report on Form 10-Q of Herc for the quarter ended March 31, 2025;

•	Herc’s audited historical consolidated financial statements for the year ended December 31, 2024 in the Annual Report on Form 10-K of Herc for the year ended December 31, 2024;

•

H&E’s unaudited historical consolidated condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 in the Quarterly Report on Form 10-Q of H&E for the quarter ended March 31, 2025;

•	H&E’s audited historical consolidated financial statements for the year ended December 31, 2024 in the Annual Report on Form 10-K of H&E for the year ended December 31, 2024; and

•	other information relating to Herc and H&E contained in or incorporated by reference in this Offer to Exchange.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, and the related income tax impact of the acquisition accounting adjustments. The pro forma adjustments included herein, which include a preliminary evaluation of accounting policies for conformity, may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined based on the closing price of Herc’s common stock on the closing date of the Merger and after completion of a final analysis to determine the fair values of the tangible assets, identifiable intangible assets, and liabilities as of the closing date.

Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of assets acquired and liabilities assumed may change the amount of the purchase price allocated to goodwill and other assets and liabilities. This may impact the unaudited pro forma condensed combined statement of operations due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets, among other items.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor are they necessarily indicative of any future operating results or financial position.

The Merger has not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and there can be no assurances that the offer and the merger will be consummated. See “Risk Factors” above, and those in the Annual Report on Form 10-K of Herc for the year ended December 31, 2024 for additional discussion of risk factors associated with the pro forma financial information.

The following information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and the related notes included elsewhere in this document.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information do not include the realization of any potential profit improvement, cost savings from operating efficiencies, synergies or other restructuring activities that might result from the offer and the merger. Further, there may be additional charges related to the restructuring or other integration activities resulting from the offer and the merger, the timing, nature and amount of which management cannot identify as of the date of this filing, and thus, such charges are not reflected in the unaudited pro forma condensed combined financial information.

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(In millions, except per share data)

Pro Forma Combined
Total revenues	$1,180
Net loss	$(78)
Basic loss per share	$(2.35)
Diluted loss per share	$(2.35)
Weighted average shares outstanding
Basic	33.2
Diluted	33.2

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

(In millions, except per share data)

Pro Forma Combined
Total revenues	$1,175
Net income	$6
Basic earnings per share	$0.18
Diluted earnings per share	$0.18
Weighted average shares outstanding
Basic	33.0
Diluted	33.1

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In millions, except per share data)

Pro Forma Combined
Total revenues	$5,085
Net income	$93
Basic earnings per share	$2.81
Diluted earnings per share	$2.80
Weighted average shares outstanding
Basic	33.1
Diluted	33.2

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2025

(In millions)

Pro Forma Combined
Total Assets	$13,462
Total Liabilities	$11,599
Total Shareholders’ equity	$1,863

RISK FACTORS

H&E stockholders should carefully read this document and the other documents referred to or incorporated by reference into this document, including in particular the following risk factors, in deciding whether to tender H&E shares pursuant to the Offer.

This section describes various risks and uncertainties related to the Offer and the Merger and the businesses and results of operations of Herc and H&E. In addition to the other information included in, or incorporated by reference into, this document and the documents that are referred to in, or incorporated by reference herein, including the matters addressed in the section entitled “Forward-Looking Statements”, H&E stockholders should carefully consider the following risks relating in deciding whether to tender H&E shares pursuant to the Offer. You should also read and consider the risk factors associated with the businesses of each of Herc and H&E. In the case of Herc, these risk factors may be found in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 13, 2025, and in other documents that are incorporated by reference into this document. For further information, see the section entitled “Where to Obtain More Information.” In the case of H&E, these risk factors may be in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 21, 2025, and in other documents that are incorporated by reference into this document. Additional risks and uncertainties not presently known to Herc or H&E or that are not currently considered to be material may also adversely affect the Offer or the Merger or the businesses or results of operations of either of Herc or H&E.

Risk Factors Relating to the Offer and the Merger

H&E stockholders who participate in the Offer will be forfeiting all rights with respect to their H&E shares other than the right to receive the transaction consideration, including the right to participate directly in any earnings or future growth of H&E.

If the Offer and the Merger are completed, H&E stockholders will cease to have any equity interest in H&E and will not participate in its earnings or any future growth, except indirectly through ownership of Herc common stock received in the Offer and the Merger. In addition, H&E stockholders who validly tender their H&E shares in the Offer (and do not validly withdraw such shares) will forfeit their appraisal rights with respect to such H&E shares under Delaware law in connection with the Merger. Holders and beneficial owners of H&E shares who do not tender (or who withdraw) their H&E shares in the Offer and perfect their appraisal rights under Delaware law could realize a higher or lower value for their H&E shares than the transaction consideration, which is payable in both the Offer and the Merger, or realize the same value as the transaction consideration. See “The Offer – Dissenters’ Rights.”

The Offer remains subject to conditions that Herc cannot control.

The Offer is subject to conditions, including the Minimum Condition; receipt of required regulatory approvals; lack of legal prohibitions; no Company Material Adverse Effect (as defined in the Merger Agreement and described in “Merger Agreement – Representations and Warranties”) having occurred with respect to H&E since the date of the Merger Agreement; the accuracy of H&E’s representations and warranties made in the Merger Agreement (subject to specified materiality standards); H&E being in compliance in all material respects with its covenants under the Merger Agreement; the listing of the Herc common stock to be issued in the Offer and the Merger being authorized for listing on the NYSE, subject to official notice of issuance; the registration statement on Form S-4 of which this document is a part becoming effective; and the Merger Agreement not having been terminated in accordance with its terms. There are no assurances that all of the conditions to the Offer will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the Offer are not met, then Herc will extend the Offer, subject to the terms and conditions of the Merger Agreement, or may, under certain circumstances, allow the Offer to expire, or amend the Offer. See “The Offer – Conditions of the Offer” for a discussion of the conditions to the Offer.

The transaction consideration is fixed and will not be adjusted. Because the market price of Herc common stock may fluctuate, H&E stockholders cannot be sure of the market value of the share consideration they will receive in exchange for their H&E shares in connection with the transactions.

In connection with the Offer and the Merger, H&E stockholders will receive $78.75 in cash and 0.1287 shares of Herc common stock, in each case, without interest and less any applicable withholding taxes, for each H&E share. Accordingly, the market value of the share consideration that you will receive in the Offer or Merger will vary based on the price of Herc common stock at the time you receive the transaction consideration. For example, as of May 16, 2025, the last practicable trading day before the date of this prospectus, the closing price of Herc common stock decreased from $200.74 on February 14, 2025, the last trading day prior to the public announcement of the Offer and the Merger, to $137.29, and the closing price of H&E common stock increased from $87.56 on February 14, 2025 to $96.29. The market price of Herc common stock may decline after the date of this document, after you tender your shares and/or after the Offer and the Merger are completed.

A decline in the market price of Herc common stock could result from a variety of factors beyond Herc’s control, including, among other things, the possibility that Herc may not achieve the expected benefits of the acquisition of H&E as rapidly as or to the extent anticipated, H&E’s business may not perform as anticipated following the transactions, the effect of Herc’s acquisition of H&E on Herc’s financial results may not meet the expectations of Herc, financial analysts or investors, or the addition and integration of H&E’s business may be unsuccessful, or may take longer or be more disruptive than anticipated, as well as numerous factors affecting Herc and its businesses that are unrelated to H&E. For additional factors that may affect the market price of Herc common stock, see “Risks Related to Herc and the Combined Company” and “Risks Related to Herc’s Business.”

Because the Offer will not be completed until certain conditions have been satisfied or waived in accordance with the Merger Agreement, a significant period of time may pass between the commencement of the Offer, the time you tender your H&E shares and the time that Merger Sub accepts your H&E shares for payment. Therefore, at the time you tender your H&E shares pursuant to the Offer, you will not know the exact market value of the transaction consideration that will be issued if Merger Sub accepts such shares for payment.

You are urged to obtain current market quotations for H&E shares and for Herc common stock.

Failure to complete the Offer and the Merger could negatively affect the stock price and the future business and financial results of H&E.

If the Offer and the Merger are not completed for any reason, H&E’s respective businesses and financial results may be adversely affected, including as follows:

•	H&E may experience negative reactions from the financial markets, including negative impacts on the market price of H&E shares;

•

the manner in which industry contacts, business partners and other third parties perceive H&E may be negatively impacted, which in turn could affect H&E’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	H&E may experience negative reactions from employees; and

•

H&E will have expended time and resources that could otherwise have been spent on H&E’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and H&E’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the Merger Agreement is terminated and H&E’s Board seeks an alternative transaction, H&E’s stockholders cannot be certain that H&E will be able to find a party willing to engage in a transaction on more attractive terms than the Merger Agreement and the transactions contemplated thereby.

H&E directors and officers potentially have interests in the transaction that differ from, or are in addition to, the interests of the H&E stockholders generally.

You should be aware that some of the officers and directors of H&E may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, your interests as an H&E stockholder. These interests may include, among others, agreements that certain officers have entered into with H&E that provide for payments of severance and benefits in the event the officer experiences a qualifying termination of employment on or within a specified period following a change in control of H&E, treatment of certain equity awards, and certain indemnification obligations. See “The Offer – Interests of Certain Persons in the Offer and the Merger” and “Merger Agreement – Employee Matters” below for more information.

As of March 14, 2025 the directors and executive officers of H&E and their affiliates beneficially owned approximately 4,670,151 H&E shares (which includes 128,339 H&E restricted stock awards (“H&E RSAs”)), representing approximately 12.7% of the H&E shares based on 36,669,386 H&E shares outstanding as of March 14, 2025.

Pursuant to the Merger Agreement, two individuals from the H&E Board (currently contemplated to be Mr. John M. Engquist and Ms. Suzanne Wood) will be appointed to serve on the Herc Board immediately following the Effective Time.

If the transactions are completed, H&E stockholders will receive Herc common stock as part of the transaction consideration and will accordingly become Herc stockholders. Herc common stock may be affected by different factors than H&E shares are affected by, and Herc stockholders will have different rights than H&E stockholders.

Upon consummation of the transactions, H&E stockholders will receive Herc common stock as part of the transaction consideration and will accordingly become Herc stockholders. Herc’s business differs from that of H&E, and Herc’s results of operations and stock price may be adversely affected by factors different from those that would affect H&E’s results of operations and stock price. See “Risks Related to Herc and the Combined Company” and “Risks Related to Herc’s Business.”

In addition, holders of Herc common stock will have rights as Herc stockholders that differ from the rights they had as H&E stockholders before the transactions. For a comparison of the rights of Herc stockholders to the rights of H&E stockholders, see “Comparison of Stockholders’ Rights.”

H&E stockholders in the aggregate will have a relatively small ownership and voting interest in Herc.

After consummation of the Offer and the Merger, H&E stockholders will initially own approximately 14.1% of the outstanding Herc common stock, based upon the number of H&E shares outstanding as of March 14, 2025, 2025 and the number of Herc common stock outstanding as of March 14, 2025. Consequently, former H&E stockholders will have less influence on the management and policies of the combined company than they currently exercise over H&E.

Consummation of the Offer may adversely affect the liquidity of the H&E shares not tendered in the Offer, and sales of a substantial amount of Herc common stock by former H&E stockholders could depress the price of Herc common stock.

If the Offer is completed and contrary to the parties’ expectations, the Merger is not consummated on the same business day, you should expect the number of H&E stockholders and the number of publicly traded H&E shares to be significantly reduced. As a result, the closing of the Offer can be expected to adversely affect, in a material way, the liquidity of the remaining H&E shares held by the public pending the consummation of the Merger. Although Herc currently expects the Merger to occur on the same business day the Offer is completed, Herc cannot assure you that all conditions to the Merger will be satisfied at that time, or at all. If the Offer and the Merger are completed, substantial amounts of sales of Herc common stock by former H&E stockholders in the public market may cause the market price of Herc common stock to decrease.

Litigation relating to the Offer or the Merger could require Herc and H&E to incur significant costs and suffer management distraction, as well as to delay and/or enjoin the Merger.

Herc and H&E could be subject to demands or litigation related to the Offer or the Merger, whether or not the Merger is consummated. Such actions may create uncertainty relating to the Offer or the Merger, and responding to such demands and defending such actions may be costly and distracting to management of both companies.

The Offer and the Merger may not be accretive, and may be dilutive, to Herc’s earnings per share, which may negatively affect the market price of Herc common stock.

In connection with the consummation of the Offer and the Merger, based on the number of issued and outstanding shares of Herc common stock as of March 14, 2025 and shares of H&E common stock as of March 14, 2025, Herc will issue approximately 4,747,739 shares of Herc common stock. The issuance of these new Herc common stock could have the effect of depressing the market price of Herc common stock.

The receipt of Herc common stock and cash in the Offer or the Merger will be a taxable transaction to H&E stockholders.

The exchange of H&E shares for Herc common stock and cash in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. These consequences are described more fully under “Material U.S. Federal Income Tax Consequences.” H&E stockholders should consult their tax advisors to determine the specific tax consequences to them of exchanging their H&E shares for the transaction consideration pursuant to the Offer or the Merger, including any U.S. federal, state, local or non-U.S. other tax consequences and any tax return filing or other reporting requirements.

Risk Factors Relating to Herc and the Combined Company

Herc may fail to realize all of the anticipated benefits of the Offer, and the Merger or those benefits may take longer to realize than expected.

Herc believes that there are significant benefits and synergies that may be realized through leveraging the complementary footprint and fleet mix of Herc and H&E. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt both companies’ existing operations if not implemented in a timely and efficient manner. The full benefits of the transactions, including the anticipated cost and revenue synergies, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the transactions could adversely affect Herc’s results of operations or cash flows, cause dilution to the earnings per share of Herc, decrease or delay any accretive effect of the transactions and negatively impact the price of Herc common stock.

In addition, Herc and H&E will be required to devote significant attention and resources prior to closing to prepare for the post-closing integration and operation of the combined company, and Herc will be required post-closing to devote significant attention and resources to successfully align the business practices and operations of Herc and H&E. This process may disrupt the businesses and, if ineffective, would limit the anticipated benefits of the transaction.

Herc and H&E will incur direct and indirect costs as a result of the Offer and the Merger.

Herc and H&E will incur substantial expenses in connection with and as a result of completing the Offer and the Merger and, following the completion of the Merger, Herc expects to incur additional expenses in connection with combining the businesses and operations of Herc and H&E. Factors beyond Herc’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the transactions could adversely affect each company’s business, regardless of whether the Offer and the Merger are completed.

Uncertainties associated with the Offer and the Merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Herc and H&E are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the Merger, and the surviving corporation’s success after the Merger, will depend in part upon the ability of Herc and H&E to retain key management personnel and other key employees. Current and prospective employees of Herc and H&E may experience uncertainty about their roles within the combined company following the Merger, which may have an adverse effect on the ability of each of Herc and H&E to attract or retain key management and other key personnel.

Herc’s and H&E’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial information included in this document, and the projected financial information of H&E included in this document is inherently subject to uncertainties.

The pro forma financial information contained in this document is presented for illustrative purposes only and may differ materially from what Herc’s actual financial position or results of operations would have been had the transactions been completed on the dates indicated. The pro forma financial information has been derived from the historical financial statements of Herc and H&E, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the transactions. The assets and liabilities of H&E have been measured at fair value based on various preliminary estimates using assumptions that Herc management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

In addition, the assumptions that were used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Herc’s financial condition or results of operations following the completion of the transactions contemplated by the Merger Agreement. Any potential decline in Herc’s financial condition or results of operations may cause significant variations in the price of Herc common stock. See “Unaudited Pro Forma Condensed Combined Financial Information.”

While the projected financial information of H&E (which we refer to as the “H&E management projections”) included in this document is presented with numerical specificity, the management projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond H&E’s management’s control. Further, given that the management projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, and risks and uncertainties pertaining to H&E’s business, including the risks and uncertainties detailed in H&E’s public periodic filings with the SEC. In addition, the ability to achieve the management projections may depend on, in part, whether or not the strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the management projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which H&E operates, and the risks and uncertainties described in the section of this document titled “Forward-Looking Statements” and in “Item 8 – Additional Information – Cautionary Note Regarding Forward-Looking Statements” in the Schedule 14D9, which has been filed with the SEC and is being mailed to you and other stockholders of H&E together with this document, all of which are difficult or impossible to predict accurately and many of which are beyond H&E’s and Herc’s control. The H&E management projections also reflect assumptions by H&E management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the H&E business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared. Accordingly, there can be no assurance that the management projections will be realized, and actual results may differ, and may differ materially, from those shown. For more information, see “The Offer – Certain H&E Management Projections.”

Herc expects to obtain financing in connection with the Offer and the Merger and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.

Herc currently expects to finance the Offer and the Merger with available cash and the incurrence of new third-party debt financing, as described in “The Offer – Source and Amount of Funds.” Herc has entered into the Commitment Letter, pursuant to which the commitment parties have agreed to provide, subject to the satisfaction of customary closing conditions, (i) a Bridge Facility in an aggregate principal amount of up $4,500.0 million (the “Bridge Facility”) and (ii) if and to the extent required to permit the Bridge Facility, an ABL Backstop Facility in an aggregate principal amount of up to $1,453.5 million. Herc expects to finance the transactions contemplated by the Merger Agreement with a combination of newly issued debt and/or borrowings and drawings using existing capacity under its existing ABL facility. Herc does not expect to need to use the Bridge Facility.

Herc has outstanding debt and expects to incur additional debt in connection with the Offer and the Merger.

Herc has outstanding debt and other financial obligations, each of which subjects Herc to certain risks, including among others increasing Herc’s vulnerability to general adverse economic and industry conditions, requiring Herc to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes, and potentially Herc’s ability to borrow additional funds or to borrow funds at rates or on other terms it finds acceptable.

The agreements governing Herc’s existing debt contain (and it is expected that any agreements governing any additional debt that Herc may incur or assume would contain) various operating covenants with respect to Herc’s business. In addition, Herc’s existing revolving credit facility requires it to comply with a minimum fixed charge coverage ratio of no less than 1.00:1.00, and its future credit facilities may also contain financial covenants. Any failure to comply with such restrictions may result in an event of default under such agreements. Such default may allow the applicable creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt.

Furthermore, if future debt financing is not available when required or is not available on acceptable terms, Herc may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on its operating results and financial condition.

Risks Related to Herc’s Business

You should read and consider the risk factors specific to Herc’s business that will also affect the combined company after the Offer and the Merger. These risks are described in Herc’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is incorporated by reference into this document, and in other documents that are incorporated by reference into this document. See “Where to Obtain More Information” for the location of information incorporated by reference in this document.

Risks Related to H&E’s Business

You should read and consider the risk factors specific to H&E’s business that will also affect the combined company after the Offer and the Merger. These risks are described in H&E’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is incorporated by reference into this document, and in other documents that are incorporated by reference into this document. See “Where to Obtain More Information” for the location of information incorporated by reference in this document.

FORWARD-LOOKING STATEMENTS

Information both included and incorporated by reference in this document may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to:

•	the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the Minimum Condition;

•	Herc’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies;

•

the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period;

•

Herc and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals;

•	the length of time necessary to consummate the proposed transaction may be longer than anticipated;

•

problems may arise in successfully integrating the businesses of Herc and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E;

•

the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes;

•	Herc’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers;

•

the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction;

•	any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of Herc common stock or other securities;

•

the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of Herc and H&E; and

•	Herc may not achieve its valuation or re-rating opportunities.

The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Herc and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of Herc and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as may be required by applicable securities laws.

THE COMPANIES

Herc Holdings Inc.

Herc Holdings Inc. was incorporated in Delaware in 1965 and is one of the leading equipment rental suppliers with 451 locations in North America. Herc conducts substantially all of its operations through subsidiaries, including Herc Rentals Inc. (“Herc Rentals”). With over 59 years of experience, Herc is a full-line equipment rental supplier offering a broad portfolio of equipment for rent. In addition to its principal business of equipment rental, it sells used equipment and contractor supplies such as construction consumables, tools, small equipment and safety supplies; provides repair, maintenance, equipment management services and safety training to certain of its customers; offers equipment re-rental services and provide on-site support to its customers; and provides ancillary services such as equipment transport, rental protection, cleaning, refueling and labor.

Herc common stock is listed on NYSE under the ticker symbol “HRI.”

The address of Herc’s principal executive offices is 27500 Riverview Center Blvd. Bonita Springs, FL 34134. Herc’s telephone number is (239) 301-1000. Herc also maintains an Internet site at www.hercrentals.com. Herc’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

HR Merger Sub Inc.

Merger Sub, a Delaware corporation, is a direct wholly owned subsidiary of Herc. Merger Sub is newly formed, and was organized for the purpose of making the Offer and consummating the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Offer and the Merger. Merger Sub’s address is c/o HR Merger Sub Inc., 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. Merger Sub’s telephone number is (239) 301-1000.

H&E Equipment Services, Inc.

Founded in 1961, H&E, a Delaware corporation, is one of the largest rental equipment companies in the nation. H&E’s fleet is comprised of aerial work platforms, earthmoving, material handling, and other general and specialty lines. H&E serves a diverse set of end markets in many high-growth geographies including branches throughout the Pacific Northwest, West Coast, Intermountain, Southwest, Gulf Coast, Southeast, Midwest and Mid-Atlantic regions.

H&E’s common stock is listed on Nasdaq under the ticker symbol “HEES.”

The address of H&E’s principal executive offices is 7500 Pecue Lane, Baton Rouge, Louisiana 70809. H&E’s telephone number is (225) 298-5200. H&E’s website address is https://he-equipment.com. H&E’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

THE OFFER

General

Herc, through Merger Sub, which is a direct wholly owned subsidiary of Herc, is offering to exchange for each outstanding share of H&E shares validly tendered and not validly withdrawn in the Offer, $78.75 per share in cash and 0.1287 shares of Herc common stock (the “Offer”), with cash in lieu of any fractional Herc common stock, in each case without interest and less any applicable withholding taxes.

H&E stockholders will not receive any fractional shares of Herc common stock in the Offer or the Merger, and each H&E stockholder who otherwise would be entitled to receive a fraction of a share of Herc common stock pursuant to the Offer or the Merger will be paid an amount in cash (without interest) equal to such fractional part of a share of Herc common stock multiplied by the volume weighted average price of one Herc common stock as reported on the NYSE for the five (5) full consecutive trading days ending on and including the third trading business day immediately preceding the effective time, rounded to the nearest whole cent (with 0.5 of a cent being rounded upward). See “Merger Agreement – Fractional Shares.”

The purpose of the Offer is for Herc to acquire control of, and ultimately the entire equity interest in, H&E. The Offer is the first step in Herc’s plan to acquire all of the outstanding H&E shares, and the Merger is the second step in such plan. If the Offer is completed, validly tendered (and not validly withdrawn) H&E shares will be exchanged for the transaction consideration, and if the Merger is completed, any remaining H&E shares that were not tendered in the Offer (other than certain converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. If the Offer is completed, Herc intends to promptly consummate the Merger as the second step in such plan. The purpose of the Merger is for Herc to acquire all H&E shares that it did not acquire in the Offer. Upon consummation of the Merger, H&E will be a direct wholly owned subsidiary of Herc, and the former H&E stockholders will no longer have any direct ownership interest in the Surviving Corporation (as defined below in “The Offer – Plans for H&E”).

Background of the Offer and the Merger

The Schedule 14D-9 includes additional information on the background, deliberations and other activities involving H&E (see the section titled “Background of the Transactions” in the Schedule 14D-9, which has been filed with the SEC and is being mailed to you and other stockholders of H&E together with this document). You are encouraged to read that section in its entirety.

The board of directors of Herc (the “Herc Board”) and members of Herc’s management team regularly consider and pursue opportunities to enhance Herc’s strategic direction, ongoing business plans, performance and prospects in the context of the rental equipment industry with a view toward strengthening Herc’s business and financial performance and enhancing long-term stockholder value, and with a particular focus on Herc’s strategy of scaling its business through organic growth, increased competitiveness, specialty development, greenfield additions and strategic acquisitions.

In the summer of 2022, Herc’s former Chief Financial Officer, proposed, during an informal conversation with Mr. John Engquist, Sr., Executive Chairman of H&E, a potential meeting to discuss strategic opportunities involving Herc and H&E. However, no such meeting or discussions occurred.

On January 14, 2025, the proposed transaction between United Rentals Inc. (“URI”) and H&E (the “URI Merger Agreement”) was announced by press release prior to the market opening. Later on January 14, representatives of BofA Securities, Inc. (“BofA Securities”), H&E’s financial advisor, reached out to Mr. Lawrence Silber, Chief Executive Officer of Herc, regarding the commencement of the go-shop period under the URI Merger Agreement and the possibility that Herc might consider evaluating a potential acquisition of H&E. Mr. Silber then reported such conversation to Mr. Patrick Campbell, Chairman of the Herc Board, after which Mr. Campbell, Mr. Silber and Mr. Mark Humphrey, Chief Financial Officer of Herc, began briefing the other members of the Herc Board on ad hoc basis and Mr. Silber and other members of Herc management began evaluating the possibility of a potential transaction with H&E.

On January 24, 2025, H&E and Herc Rentals, Inc., a wholly owned subsidiary of Herc (“Herc Rentals”), entered into a confidentiality agreement, after which H&E began furnishing Herc with non-public information and access to the materials in the VDR accessible to URI and its representatives pursuant to the terms of the URI Merger Agreement.

On January 27, 2025, Mr. Silber, Mr. Humphrey, Mr. Aaron Birnbaum, Senior Vice President and Chief Operating Officer of Herc, and Mr. Wade Sheek, Chief Legal Officer of Herc, further discussed a potential bid to acquire H&E. Following this conversation, Mr. Humphrey shared with his colleagues draft materials provided by Credit Agricole Corporate and Investment Bank (“CACIB”) regarding its potential provision to Herc of acquisition financing in connection with a potential acquisition of H&E. Later on January 27, Mr. Silber again discussed the potential transaction with Mr. Campbell.

On January 28, 2025, Herc engaged Guggenheim Securities, LLC (“Guggenheim”) as its financial adviser in connection with the potential transaction, and subsequently representatives of Herc notified BofA Securities of the same. Also on January 28, Herc engaged Simpson Thacher & Bartlett (“STB”) as outside legal counsel in connection with the potential transaction.

On January 29, 2025, Mr. Humphrey, Mr. Sheek and Ms. Jennifer Laudermilch, Vice President of Finance and Treasurer of Herc, discussed potential acquisition financing structures with representatives of CACIB.

On January 31, 2025, Mr. Humphrey and Mr. Sheek discussed with representatives of Guggenheim potential terms and conditions of the potential transaction.

On February 3, 2025, the Herc Board met to receive an update from Herc management on their evaluation to date of the potential transaction and the Herc Board subsequently engaged in a discussion regarding the same and concluded the meeting by directing management to continue its evaluation of the potential transaction.

On February 7, 2025, Mr. Silber contacted representatives of BofA Securities to acknowledge the upcoming expiration of the go-shop period under the URI Merger Agreement and informed the representatives of BofA Securities that if Herc remained interested in submitting a bid it planned to do so by early the following week.

On February 8, 2025, the Herc Board met, along with representatives of Guggenheim and STB, to receive an update from Herc management and review and discuss draft materials providing for the submission of a non-binding offer. During the meeting, the Herc Board discussed with Herc management that the proposed acquisition of H&E would have the potential to accelerate Herc’s growth strategy by substantially expanding Herc’s footprint and increasing density in key regions with economies of scale, geographic and customer diversification, and a larger and younger fleet, and also that there would be the potential for substantial cost and revenue synergies. At the conclusion of such meeting, the Herc Board directed Herc management to finalize such materials and to submit such materials early in the week of February 10.

On February 10, 2025, Mr. Silber submitted via email a written proposal (the “Herc Proposal”) to Mr. Engquist for Herc to acquire all of the outstanding H&E common shares for a combination of cash and Herc common stock consisting of (i) $78.75 in cash, without interest, less any applicable withholding of taxes (the “Herc Cash Consideration”), and (ii) a fixed exchange ratio of 0.1287 shares of Herc common stock, without interest, per share of H&E common stock (the “Herc Stock Consideration” and together with the Herc Cash Consideration the “Herc Merger Consideration”). The Herc Stock Consideration represented a value of $26.25 per share and the Herc Merger Consideration represented a total value of $105.00 per share, in each case based upon Herc’s 10-day volume-weighted average trading price as of February 10, 2025. Mr. Engquist subsequently replied to Mr. Silber via email confirming receipt of the Herc Proposal. The Herc Proposal included a proposed draft of a merger agreement (the “Herc Merger Agreement”) (along with a redline comparison against the URI Merger Agreement) providing for, among other things, (i) a “hell or high water” antitrust efforts covenant, (ii) Herc to pay to URI, on behalf of H&E, the termination fee that would be payable by H&E were H&E to terminate the URI Merger Agreement to enter into the Herc Merger Agreement (the “URI Termination Fee”) and (iii) a requirement that H&E refund to Herc the URI Termination Fee in the event of a termination of the Herc Merger Agreement other than a termination upon a breach by Herc (the “URI Termination Fee Refund”).

On February 11, 2025, representatives of Guggenheim circulated to STB an initial draft of the Clean Team Agreement that Guggenheim had received from BofA Securities and Milbank.

On February 12, 2025, in order to facilitate the provision of reverse due diligence information by Herc, H&E and Herc amended their confidentiality agreement, dated as of January 24, 2025, to provide for mutual confidentiality obligations between the parties. Later on February 12, Guggenheim provided Milbank and BofA Securities with a copy of an executed bridge financing commitment letter from CACIB (the “Herc Debt Commitment Letter”). Later on February 12, STB circulated a revised draft of the Clean Team Agreement to Milbank, and Milbank sent further revisions back to STB later that same day.

Also on February 12, 2025, representatives of Milbank provided a revised draft of the Herc Merger Agreement to representatives of STB, which did not include the URI Termination Fee Refund construct.

On February 13, 2025, Herc and H&E entered into the Clean Team Agreement, which contained customary provisions regarding the sharing of competitively sensitive information only among designated representatives and outside advisors of the parties. That same day, representative of Guggenheim provided to representatives of H&E certain internal financial and operating information with respect to the business, operations and prospects of Herc, including certain financial forecasts relating to Herc prepared by the management of Herc, in preparation for H&E’s analysis and evaluation of Herc and its businesses. For more information, see “Additional Information—Certain Forecasts—Certain Herc Forecasts.”

Also on February 13, 2025, Mr. Silber and Mr. Engquist discussed the Herc Proposal during which, among other things, Mr. Silber stated his belief that the Herc Proposal was a Superior Proposal (as defined in the URI Merger Agreement).

On February 14, 2025, representatives of STB shared a revised draft of the Herc Merger Agreement with representatives of Milbank. Among other things, the draft reinserted the URI Termination Fee Refund construct and inserted provisions addressing the prospect of H&E negotiating an alternative acquisition agreement with URI (the “URI Alternative Agreement Provisions”).

On February 15, 2025, representatives of Milbank provided a revised draft of the Herc Merger Agreement to representatives of STB, which included the deletion of the URI Termination Fee Refund construct and the deletion of the URI Alternative Agreement Provisions. Later on February 15, representatives of STB provided a revised draft of the Herc Merger Agreement to representatives of Milbank reinserting the URI Termination Fee Refund construct and the URI Alternative Agreement Provisions. Thereafter, representatives of Milbank and representatives of STB spoke over the phone and further discussed the parties’ disagreements over the URI Termination Fee Refund and the URI Alternative Agreement Provisions.

On February 16, 2025, the Herc Board held a meeting, with members of Herc’s senior management team and representatives of Guggenheim and STB in attendance. At the request of the Herc Board, representatives of Guggenheim reviewed with the Herc Board Guggenheim’s financial analysis of the proposed transaction and delivered to the Herc Board an oral opinion, which was confirmed by delivery of a written opinion dated February 16, 2025, to the effect that the Herc Merger Consideration is fair from a financial point of view to Herc. The representatives of STB then provided an overview of the Herc Board’s fiduciary duties in considering whether to authorize and approve the Herc Merger Agreement. Representatives of STB then further discussed with the Herc Board and Herc management the open points regarding the URI Termination Fee Refund and the URI Alternative Agreement Provisions. After discussion, the Herc Board determined to maintain its position on the URI Termination Fee Refund but approved modifications limiting the URI Alternative Agreement Provisions to a sole provision precluding H&E from terminating the Herc Merger Agreement to enter into an alternative acquisition agreement with URI. Following such discussions, along with further discussions among the Herc Board as to the matters described in the section of this S-4 entitled “The Offer – Herc’s Reasons for the Offer and the Merger”, the Herc Board unanimously determined that it was advisable, fair to and in the best interests of Herc and its stockholders that Herc enter into the Herc Merger Agreement and unanimously approved Herc’s entry into the Herc Merger Agreement and the other transactions contemplated thereby and directed Herc management to submit a binding proposal to H&E providing for Herc and H&E to execute the Herc Merger Agreement.

Later on February 16, representatives of STB delivered to representatives of Milbank a binding, irrevocable version of the Herc Proposal, including a copy of the Herc Merger Agreement executed by Herc and Merger Sub, which stated that the Herc Proposal would remain valid until 12:00 p.m. Eastern Time on February 24, 2025, as well as proposed final forms of the ancillary documents.

Later on February 16, Mr. Engquist called Mr. Silber to communicate that the H&E Board had determined that the Herc Proposal was a Superior Proposal (as defined in the URI Merger Agreement) and that H&E would be notifying URI of the same.

On February 17, 2025, URI delivered a written notice to H&E stating that URI did not intend to submit a revised proposal and waiving URI’s four-business-day match period under the URI Merger Agreement. Mr. Engquist later called Mr. Silber to notify Mr. Silber of the foregoing.

On the morning of February 18, 2025, before the stock market opened, representatives of H&E issued a press release disclosing that the H&E Board had determined that the Herc Proposal constituted a Superior Proposal (as defined in the URI Merger Agreement) and that the H&E Board had notified URI of such determination as required by the URI Merger Agreement. The press release also disclosed that URI notified H&E in writing that it did not intend to submit a revised proposal and waived its four-business day match period under the URI Merger Agreement. The press release also disclosed that H&E would not be permitted to enter into a merger agreement with Herc until H&E satisfied certain other requirements under the URI Merger Agreement, which were anticipated to be satisfied on or about February 19, 2025, and that Herc had agreed to pay the $63,523,892 URI Termination Fee to URI on behalf of H&E in connection with the termination of the URI Merger Agreement and entry into the Herc Merger Agreement.

Also on the morning of February 18, 2025, before the stock market opened, representatives of Herc issued a press release disclosing the submission of its binding proposal to acquire H&E. Later in the morning on February 18, Herc held an investor call to discuss its proposal to acquire H&E.

On February 19, 2025, H&E and URI entered into a termination agreement, pursuant to which H&E and URI, among other things, confirmed the termination of the URI Merger Agreement. Concurrently with the termination of the URI Merger Agreement, Herc paid the $63,523,892 URI Termination Fee to URI on behalf of H&E.

Substantially concurrently but immediately following the termination of the URI Merger Agreement on February 19, 2025, H&E countersigned the Herc Merger Agreement that had been previously executed by Herc and Merger Sub.

Following H&E’s countersignature of the Herc Merger Agreement, H&E and Herc issued a joint press release announcing the execution of the Herc Merger Agreement and the termination of the URI Merger Agreement.

Herc’s Reasons for the Offer and the Merger

In reaching its decision to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Herc Board consulted with Herc’s management, as well as Herc’s legal and financial advisors, and considered a number of factors, including the following factors which it viewed as supporting its decision to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (not in any relative order of importance):

•	the view that H&E is well-established in the general equipment rental market with a well-developed branch network in attractive geographies;

•	the opportunity to meaningfully add scale and density in key rental regions, particularly in several of the largest rental regions in North America;

•	the opportunity for Herc to utilize H&E’s existing branch footprint and customer relationships to rent a wider range of general rental products given Herc’s more expansive product offering;

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in addition to general rental products, the opportunity to cross-sell specialty rental products, which H&E does not currently offer at scale, including power generation, pump, climate control, floor care, trench shoring and other ProResourcesTM products, to better serve customers and generate revenue synergies;

•	H&E’s strong track record of investment in its fleet resulting in a high quality, young fleet;

•	the potential for Herc to realize significant cost synergies through operational efficiencies;

•	the potential for a valuation multiple re-rating, which is supported by the enhanced scale and attractive financial metrics of the combined company;

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the ability for Herc to extend its industry leading technology capabilities, value-added offerings, and sales strategies to better serve H&E’s diverse customer base and generate operational efficiencies;

•	the amount and form of transaction consideration, including the fact that the amount of Herc common stock to be issued in the transaction is fixed;

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the fact that the Merger Agreement places limitations on H&E’s ability to seek an alternative proposal and requires H&E to pay Herc the H&E Termination Fee (as defined in “Merger Agreement—Termination Fee and Expenses”) if Herc or H&E terminates the Merger Agreement under certain circumstances, including if H&E consummates or enters into an agreement with respect to a competing proposal within a certain time period;

•

the fact that, upon the termination of the Merger Agreement other than due to Herc’s material breach, the Merger Agreement requires H&E to refund to Herc the $63,523,892 URI Agreement Termination Fee (as defined in the Merger Agreement) that Herc previously paid to URI on behalf of H&E in connection with H&E’s termination of the URI Merger Agreement;

•

the view that the other terms and conditions of the Merger Agreement and the transaction contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transaction; and

•

the opportunity to add two directors from H&E to Herc’s board, bringing incremental expertise and continuity to the combined company, while also providing oversight to support the full achievement of synergies.

The Herc Board also identified and considered certain uncertainties and risks and other potentially negative factors in its deliberations, including the following (not in any relative order of importance):

•	the risk and cyclicality of the underlying North American non-residential construction market;

•	the underlying competitiveness of the industry, the impact of potential downward pricing pressures or the inability to maintain or increase prices;

•	the potential for customer attrition, should certain customers of H&E opt to use other rental equipment providers in an effort to maintain a diverse supply base;

•

the risk and impact of conditions in the global credit and commodity markets and their effect on construction spending and the economy in general, along with the risks of the effects of general competitive, economic, political and market conditions and fluctuations;

•

the risk that the anticipated benefits of the transactions will not be realized in full or in part, including the risks that expected synergies will not be achieved or not achieved in the expected timeframe and any potential challenges relating to combining the operations of Herc and H&E;

•

the risks associated with general competitive, economic, political and market conditions and fluctuations which may materially and adversely affect the operations or financial condition of H&E, Herc or the combined business;

•	the costs involved in connection with entering into and completing the transactions;

•

the risk of diverting Herc managements’ focus and resources from other strategic opportunities and from operational matters while working to implement the acquisition and integration of H&E, and other potential disruptions associated with combining the two companies;

•	the risk that the transaction may not be consummated despite the parties’ efforts or that the closing of the transaction may be unduly delayed;

•

the amount of the transaction consideration, which, based on the closing price of Herc common stock on February 14, 2025, the last trading day prior to Herc’s submission of its binding offer, represented aggregate value of approximately $104.89 per share of H&E shares (based on Herc’s 10-day VWAP as of market close on February 14, 2025), or a premium of approximately 138.7% to the closing price of H&E shares on January 13, 2025 (the last full trading day before URI and H&E announced the execution of their Merger Agreement) and a premium of approximately 14% to the $92.00 per share all-cash transaction consideration contemplated by the URI and H&E Merger Agreement;

•	the dilution of current Herc stockholders as a result of the issuance of additional Herc common stock in connection with the transactions;

•	the fact that incurrence of debt financing in connection with the Merger will increase Herc’s financial leverage and may reduce Herc’s operational flexibility; and

•	various other risks associated with the acquisition and the respective businesses of Herc, H&E and the combined company, some of which are described under “Risk Factors.”

The Herc Board concluded that the potential negative factors associated with the acquisition were outweighed by the potential benefits of completing the Offer and the Merger and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Herc Board is not intended to be exhaustive but includes the material positive and negative factors considered by the Herc Board. In view of the variety of factors considered in connection with its evaluation of the acquisition, the Herc Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. The Herc Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Herc Board based its determination on the totality of the information presented.

H&E’s Reasons for the Offer and the Merger; Recommendation of the H&E Board

Reasons for the Recommendation of the H&E Board

The H&E Board has reviewed and considered the Offer in consultation with certain members of H&E’s senior management, as well as H&E’s financial and legal advisors. After considering its fiduciary duties under applicable law, the H&E Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of H&E and the holders of H&E shares, and declared it advisable to enter into the Merger Agreement with Herc and Merger Sub, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of the Merger Agreement, the Merger shall be effected under Section 251(h) of the DGCL, (iv) resolved to recommend that the holders of H&E shares accept the Offer and tender their H&E shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions of the Merger Agreement and (v) approved the termination of the URI Merger Agreement. Accordingly, the H&E Board unanimously recommends that H&E’s stockholders accept the Offer and tender their H&E shares to Merger Sub pursuant to the Offer.

The H&E Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their H&E shares to Merger Sub pursuant to the Offer:

Reasons in favor of the proposed transactions:

•

Superior Price. The fact that the Offer Price represents a premium of approximately 14.0% to the $92.00 per Share consideration payable pursuant to the URI Merger Agreement, based upon Herc’s 10-day VWAP as of February 14, 2025 of $203.03 per share;

•

Attractive Price. The cash and stock consideration of $78.75 in cash and 0.1287 shares of Herc common stock, in each case on a per-share basis of H&E shares, taking into account the H&E Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of H&E, is more favorable to H&E’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of H&E continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•

Inclusion of Cash and Stock Consideration. The H&E Board considered that the Cash Offer Price of $78.75 per H&E share will offer H&E’s stockholders certainty as to value and liquidity and that the Stock Offer Price of 0.1287 shares of Herc common stock per H&E share would enable H&E’s stockholders to participate in any future growth in Herc’s value;

•	Substantial Premium. The current and recent market prices of the H&E shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the H&E shares, including:

•	a 138.7% premium to the closing price of the H&E shares on January 13, 2025, the last full trading day prior to the public announcement of the URI Merger Agreement,

•	a 101.5% premium to the 30-trading day volume weighted average price (“VWAP”) for the H&E shares as of January 13, 2025,

•	a 93.8% premium to the 60-trading day VWAP for the H&E shares as of January 13, 2025, and

•	a 102.9% premium to the 90-trading day VWAP for the H&E shares as of January 13, 2025,

in each case based upon Herc’s 10-day VWAP as of February 14, 2025 of $203.03 per share;

•

H&E’s Operating and Financial Condition and Prospects. H&E’s operating and financial performance and its prospects, including the H&E Forecasts (as defined below), which reflect an application of various assumptions of H&E’s senior management and consideration of the inherent uncertainty of achieving the H&E Forecasts and that, as a result, H&E’s actual financial results in future periods could differ materially from the H&E Forecasts;

•

Potentially Limited Period of Opportunity. The timing of the transactions and the risk that if H&E did not accept Herc’s offer (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

•

High Likelihood of Closing. The belief of the H&E Board that the likelihood of receiving required regulatory approvals and completing the transactions prior to the outside date of November 24, 2025 (as may be extended to February 24, 2026 in certain circumstances) is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited; (ii) the exceptions contained within the “Company Material Adverse Effect” definition in the Merger Agreement, which generally defines the standard for closing risk; (iii) Herc’s obligation to divest assets or agree to the imposition of conditions to obtain the required regulatory clearance; (iv) the amount of time between the signing of the Merger Agreement and the outside date; and (v) Herc’s ability to obtain the requisite financing and its history of completing transactions;

•

BofA Securities Analysis and Opinion. The oral opinion of BofA Securities delivered to the H&E Board, which was confirmed by delivery of a written opinion dated February 18, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received by holders of H&E common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “The Offer– Opinion of Financial Advisor to the H&E Board”;

•

Successful Negotiations. The fact that the terms of the Merger Agreement were the reflection of extensive negotiations between H&E and Herc, as well as previous extensive negotiations between H&E and URI, and the fact that URI determined not to continue bidding for H&E, in each case as described more fully above in the section entitled “The Offer – Background of the Offer and the Merger”;

•

Other Strategic Alternatives. The belief of the H&E Board, after a thorough review of possible alternative strategic alternatives reasonably available to H&E (including consummating the transactions contemplated by the URI Merger Agreement), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent H&E’s best reasonably available prospect for maximizing stockholder value;

•

Right to Receive Higher Offers and Accept a Superior Proposal. The H&E Board considered H&E’s rights under the Merger Agreement to negotiate certain higher offers, including the right of H&E and its representatives (i) to respond to unsolicited proposals and (ii) to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal with any such bidder, subject to certain notice requirements and “matching” rights in favor of Herc and Herc’s right to receive payment of a termination fee in an amount equal to $208,366,360 (representing a termination fee of $144,842,468 due by virtue of terminating the Merger Agreement to accept a superior proposal plus a refund of the $63,523,892 termination fee that Herc previously paid to URI on behalf of H&E), representing approximately 5.4% of the equity value in the transactions, which amount the H&E Board believed to be reasonable under the circumstances, taking into account the size of the transactions and the range of such termination fees in similar transactions and not preclusive of, or a substantial impediment to, other offers;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the transactions, and the structure of the transactions as a cash and stock tender offer for all outstanding H&E shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which H&E’s business would be subject to the potential uncertainty of closing and related disruption; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed transactions:

•

Opportunity Costs. The fact that H&E will no longer exist as an independent public company and H&E’s stockholders will, except through their reduced ownership of Herc common stock, forego any participation in the future increase in H&E’s value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•

Value of Stock Consideration. The fact that the value of the shares of Herc common stock to be received by H&E’s stockholders in the Offer and the Merger will be determined by the market price at the time of receipt (and subsequent sale of such shares by a stockholder) and that the market price of Herc common shares could vary significantly as a result of a number of factors;

•

Potential Negative Impact on H&E’s Business. The possible negative effect of the transactions and public announcement of the transactions on H&E’s financial performance, and operating results and H&E’s relationships with suppliers, vendors, other business partners, management and employees;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of H&E’s business in the pre-closing period, which may adversely affect H&E’s business, including by delaying or preventing H&E from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if H&E were to remain an independent company;

•

Termination Fee. The fact that, upon termination of the Merger Agreement under specified circumstances, H&E may be required to pay to Herc a termination fee in the amount of $63,523,892 or $208,366,360, which termination fee includes the repayment of the $63,523,892 termination fee under the URI Merger Agreement that Herc paid to URI on behalf of H&E in connection with the termination of the URI Merger Agreement;

•	Litigation. The risk of litigation in connection with the Offer or the Merger;

•

Antitrust Concerns. The fact that completion of the transactions requires regulatory clearance prior to the outside date of November 24, 2025 (as may be extended to (A) February 24, 2026 and (B) the date that is five business days following the then-scheduled end date of the Marketing Period in the event that the Marketing Period has commenced but has not been completed as of the Termination Date in certain circumstances), and if the transactions are not completed as a result of a regulatory impediment, Herc will not be obligated to pay any “reverse termination fee” to H&E;

•

Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on H&E’s cash reserves and operating results should the transactions not be completed;

•

Interests of Insiders. The interests that certain directors and executive officers of H&E may have with respect to the transactions that may be different from, or in addition to, their interests as stockholders of H&E or the interests of H&E’s other stockholders generally; and

•	Tax Treatment. The treatment of the Offer Price and the Per Share Price in the transactions as a taxable transactions to U.S. holders of H&E shares for U.S. federal income tax purposes.

The H&E Board believed that, overall, the potential benefits of the Offer and the Merger to H&E’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of H&E. In analyzing the Offer and the Merger, the H&E Board and H&E’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of the information and factors considered by the H&E Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive but includes the material reasons and factors considered by the H&E Board. In view of the wide variety of reasons and factors considered, the H&E Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the H&E Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the H&E Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the H&E Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors described in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” in the Schedule 14D-9, which has been filed with the SEC and is being mailed to you and other stockholders of H&E together with this document.

Opinion of Financial Advisor to the H&E Board

H&E has retained BofA Securities to act as H&E’s financial advisor in connection with the transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. H&E selected BofA Securities to act as H&E’s financial advisor in connection with the transactions on the basis of BofA Securities’ experience in transactions similar to the transactions, its reputation in the investment community and its familiarity with H&E and its business.

On February 18, 2025, at a meeting of the H&E Board held to evaluate the transactions, BofA Securities delivered to the H&E Board an oral opinion, which was confirmed by delivery of a written opinion dated February 18, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the written opinion, the Offer Price to be received by holders of the H&E common stock (other than Excluded Shares) was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the H&E Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this prospectus/offer to exchange and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the H&E Board for the benefit and use of the H&E Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Securities’ opinion does not address any other aspect of the transactions and no opinion or view was expressed as to the relative merits of the transactions in comparison to other strategies or transactions that might be available to H&E or in which H&E might engage or as to the underlying business decision of H&E to proceed with or effect the transactions. BofA Securities’ opinion does not address any other aspect of the transactions and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed transactions or any related matter.

In connection with rendering its opinion, BofA Securities:

(1)	reviewed certain publicly available business and financial information relating to H&E and Herc;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of H&E furnished to or discussed with BofA Securities by the management of H&E, including certain financial forecasts relating to H&E prepared by the management of H&E, (the “H&E Forecasts” and which are summarized below under the caption “Certain H&E Forecasts”);

(3)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Herc furnished to or discussed with us by the management of Herc, including certain financial forecasts relating to Herc prepared by the management of Herc, (the “Herc Forecasts” and which are summarized below under the caption “Certain Herc Forecasts”);

(4)	reviewed the estimated net operating loss tax attributes of H&E prepared by the management of H&E (referred to in this section as the “H&E NOLs”);

(5)	reviewed the estimated net operating loss tax attributes of Herc prepared by the management of Herc (referred to in this section as the “Herc NOLs”);

(6)

reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the managements of H&E and Herc to result from the transaction;

(7)

discussed the past and current business, operations, financial condition and prospects of H&E with members of management of H&E, and discussed the past and current business, operations, financial condition and prospects of Herc with members of senior managements of H&E and Herc;

(8)

reviewed the trading histories for H&E common stock and Herc common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Securities deemed relevant;

(9)	compared certain financial and stock market information of H&E and Herc with similar information of other companies BofA Securities deemed relevant;

(10)	compared certain financial terms of the transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(11)

considered the fact that H&E publicly announced that it would explore its strategic alternatives and the results of BofA Securities’ efforts on behalf of H&E to solicit, at the direction of H&E, indications of interest from third parties with respect to a possible acquisition of H&E;

(12)	reviewed the Merger Agreement; and

(13)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of H&E and Herc that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the H&E Forecasts and the H&E NOLs, BofA Securities was advised by H&E, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of H&E as to the future financial performance of H&E and the other matters covered thereby. BofA Securities relied, at the direction of H&E, upon the assessments of management of H&E as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting H&E and its business. BofA Securities also relied, at the direction of H&E, on the assessments of the management of H&E as to the ability of H&E to utilize the H&E NOLs and was advised by H&E, and assumed, at the direction of H&E that such H&E NOLs would be utilized in the amounts and at the times projected. With respect to the Herc Forecasts, Synergies and the Herc NOLs, BofA Securities assumed, at the direction of H&E, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Herc as to the future financial performance of Herc. BofA Securities relied, at the direction of H&E, on the assessments of the management of Herc as to Herc’s ability to achieve the Synergies and was advised by H&E, and assumed, with the consent of H&E, that the Synergies will be realized in the amounts and at the times projected. BofA Securities relied, at the direction of H&E, upon the assessments of management of Herc as to the ability of Herc to utilize the Herc NOLs and was advised by Herc, and assumed, at the direction of Herc, that such Herc NOLs would be utilized in the amounts and at the times projected. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of H&E or Herc, nor did it make any physical inspection of the properties or assets of H&E or Herc. BofA Securities did not evaluate the solvency or fair value of H&E or Herc under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of H&E, that the transactions would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on H&E, Herc or the contemplated benefits of the transactions.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the transactions, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the transactions or otherwise. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of the H&E common stock (other than Excluded Shares) and no opinion or view was expressed with respect to any consideration received in connection with the transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the transactions, or class of such persons, relative to the Offer Price or otherwise. In addition, no opinion or view was expressed as to the relative merits of the transactions in comparison to other strategies or transactions that might be available to H&E or in which H&E might engage or as to the underlying business decision of H&E to proceed with or effect the transactions. Furthermore, no opinion or view was expressed as to the relative merits of the transactions in comparison to other strategies or transactions that might be available to H&E or in which H&E might engage or as to the underlying business decision of H&E to proceed with or effect the transactions. In addition, BofA Securities expressed no view or opinion with respect to, and it relied, with the consent of H&E, upon the assessments of H&E and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to H&E or any other entity and the transactions (including the contemplated benefits thereof) as to which it understood that H&E obtained such advice as it deemed necessary from qualified professionals. BofA Securities also expressed no view as to what the value of Herc common stock actually will be when issued or the prices at which H&E common stock or Herc common stock will trade at any time, including following announcement or consummation of the Transaction. In addition, BofA Securities expressed no opinion or recommendation as how any stockholder should vote or act in connection with the transactions or any other matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, H&E imposed no other instructions or limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The following represents a brief summary of the material financial analyses presented by BofA Securities to the H&E Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Financial Analyses of H&E.

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for H&E and the following three publicly traded companies in the general equipment rental industry (the “General Rental Companies”). For reference, BofA Securities also reviewed publicly available financial and stock market information for H&E and the following publicly traded companies in the specialty equipment rental industry.

General Rental

•	United Rentals, Inc.

•	Ashtead Group PLC

•	Herc Holdings Inc.

Specialty Rental

•	Custom Truck One Source, Inc.

•	Willscot Holdings Corporation

•	McGrath RentCorp

BofA Securities reviewed, among other things, enterprise values (“EV”) for each of the selected publicly traded companies, calculated by multiplying the closing share price of each applicable company as of January 13, 2025 (the last full trading day prior to the public announcement of the URI Merger Agreement) by the number of fully diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s Net Debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street research analyst consensus estimates of calendar years 2024 and 2025 estimated earnings before interest, taxes, depreciations and amortization, adjusted for stock-based compensation and pension services expenses, right-of-use assets depreciation and interest depreciation, as applicable (“Adjusted EBITDA”). The selected publicly traded companies and their respective multiples are as follows:

Selected Publicly Traded Companies	EV (mm)	EV/Adjusted EBITDA 2024A/E	EV/Adjusted EBITDA 2025E
General Rental(1)
United Rentals, Inc.	$58,202	8.2x	7.9x
Ashtead Group PLC	$37,004	7.8x	7.3x
Herc Holdings Inc.	$9,329	6.0x	5.5x
Specialty Rental
Willscot Holdings Corporation	$10,276	9.7x	9.5x
Custom Truck One Source, Inc.	$3,585	10.4x	9.4x
McGrath RentCorp	$3,438	9.9x	9.6x

(1)	Herc Holdings, Inc. and United Rentals, Inc. 2024 figures reflect actual results as of December 31, 2024.

Based on BofA Securities’ review of the EV to estimated Adjusted EBITDA multiples observed for the General Rental Companies and on its professional judgment and experience, BofA Securities then applied (i) an enterprise value to Adjusted EBITDA multiple reference range of 4.25x to 6.25x, derived by BofA Securities from the General Rental Companies based on its professional judgment and experience, to H&E’s estimated Adjusted EBITDA for calendar year 2024 and (ii) an enterprise value to Adjusted EBITDA multiple reference range of 4.00x to 6.00x, derived by BofA Securities from the General Rental Companies based on its professional judgment and experience, to H&E’s estimated Adjusted EBITDA for calendar 2025 to calculate ranges of implied enterprise values for H&E. BofA Securities then calculated implied ranges of equity values per share for H&E (rounded to the nearest $0.25) by subtracting from the ranges of implied enterprise values the Net Debt of H&E as of December 31, 2024 of $1,437,000,000 and dividing the results by a number of fully diluted shares of H&E common stock (calculated on a treasury stock method basis) outstanding, in each case, as provided by the management of H&E. In applying the calendar year 2024 and 2025 multiples, BofA Securities took into consideration, among other things, the observed data for the selected publicly traded companies and for H&E and the historical multiples of EV to estimated Adjusted EBITDA for the next twelve months for the selected publicly traded companies and for H&E and the differences in the financial profiles of H&E and the General Rental Companies for the post-COVID period beginning on February 20, 2020 and ended January 13, 2025.

Estimated financial data of the selected publicly traded companies were based on publicly available information obtained from FactSet and other publicly available Wall Street research analysts’ estimates as of February 14, 2025, and estimated financial data of H&E were based on the H&E Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges of H&E common stock, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for H&E		Offer Price(1)
EV/2024A/E Adjusted EBITDA	EV/2025E Adjusted EBITDA
$39.50 - $76.50	$39.25 - $78.25	$104.59

(1)	Based on $78.75 cash per share and $25.84 in Herc common stock per share, based on 0.1287 multiplied by the Herc share price of $200.74 as of February 14, 2025.

No company used in this analysis is identical or directly comparable to H&E. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which H&E was compared.

Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to the following ten selected transactions involving companies in the general equipment rental industry:

Date Announced	Acquiror	Target	EV/LTM Adjusted EBITDA	Transaction Value (Dollars in millions)
• November 14, 2022	• United Rentals, Inc.	• Ahern Rentals, Inc.	• 6.5x	• $2,000
• September 10, 2018	• United Rentals, Inc.	• BlueLine Rental	• 6.7x	• $2,100
• August 16, 2017	• United Rentals, Inc.	• Neff Corp.	• 6.7x	• $1,317
• January 25, 2017	• United Rentals, Inc.	• NES Rentals Holdings II, Inc.	• 6.2x	• $965
• December 15, 2011	• United Rentals, Inc.	• RSC Holdings Inc.	• 8.2x	• $4,193
• April 2, 2007	• Lightyear Capital LLC	• Neff Corp.	• 6.0x	• $900
• October 6, 2006	• Ripplewood Holdings LLC and Oak Hill Capital Management LLC	• RSC Equipment Rental	• 6.2x	• $3,804
• July 19, 2006	• Ashtead Group PLC	• NationsRent Companies, Inc.	• 5.7x	• $1,139

Date Announced	Acquiror	Target	EV/LTM Adjusted EBITDA	Transaction Value (Dollars in millions)
• May 24, 2006	• Diamond Castle Holdings LLC	• NES Rentals Holdings Inc.	• 5.0x	• $850
• April 6, 2005	• Odyssey Investment Partners, LLC	• Neff Corp.	• 6.2x	• N/A

BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction as a multiple of the target company’s preceding twelve months estimated Adjusted EBITDA, which is referred to as “LTM Adjusted EBITDA.” The median enterprise value / LTM Adjusted EBITDA multiple for the selected transactions was 6.2x.

BofA Securities then applied LTM Adjusted EBITDA multiples of 5.5x to 7.0x derived by BofA Securities from the selected transactions based on its professional judgment and experience, to H&E’s LTM Adjusted EBITDA for the twelve months ended September 30, 2024 of $696 million, as provided by H&E’s management. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of H&E were based on the H&E Forecasts and public filings. This analysis indicated the following approximate implied per share equity value reference ranges, rounded to the nearest $0.25, for H&E, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for H&E	Offer Price(1)
EV/LTM Adjusted EBITDA
$64.75- $93.25	$104.59

(1)	Based on $78.75 cash per share and $25.84 in Herc common stock per share, based on 0.1287 multiplied by the Herc share price of $200.74 as of February 14, 2025.

No company, business or transaction used in this analysis is identical or directly comparable to H&E or the transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which H&E and the transactions were compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of H&E to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that H&E was forecasted to generate during the calendar years 2025 through 2029 based on the H&E Forecasts. BofA Securities calculated terminal values for H&E by applying terminal multiples of 4.0x to 6.0x, which range was selected based on BofA Securities’ professional judgment and experience, to H&E’s 2029 estimated normalized LTM Adjusted EBITDA of $1,190 million, as provided by H&E’s management. The cash flows and terminal values were then discounted to present value as of December 31, 2024, assuming a mid-year convention, using discount rates ranging from 8.50% to 10.00%, which were selected taking into account BofA Securities’ experience and professional judgment and based on an estimate of H&E’s weighted average cost of capital, as estimated by BofA Securities based on its professional judgment and experience. This analysis indicated the following approximate implied per share equity value reference ranges for H&E (rounded to the nearest $0.25), as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for H&E	Offer Price(1)
$53.50 - $102.50	$104.59

(1)	Based on $78.75 cash per share and $25.84 in Herc common stock per share, based on 0.1287 multiplied by the Herc share price of $200.74 as of February 14, 2025.

Other Factors.

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

52-Week Trading Range. BofA Securities reviewed the trading range of H&E common stock for the 52-week period ended January 13, 2025, which was $42.20 to $65.61.

Wall Street Analysts Price Targets. BofA Securities reviewed certain publicly available Wall Street research analysts’ price targets for H&E common stock as of January 13, 2025, which indicated low to high price targets for H&E common stock of $60.00 to $78.00 and a present value of $53.00 to $68.75 (each rounded to the nearest $0.25) when discounted by one year at H&E’s mid-point cost of equity of 13.4%, derived using the capital asset pricing model, as compared to the closing price of H&E common stock on January 13, 2025 of $43.94 per share.

Premia Calculations. BofA Securities reviewed, among other things, the premia paid in selected all-cash transactions with transaction values greater than $1.0 billion in 2024, in relation to each target company’s (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) 52-week high share price for the period ended on the day prior to announcement of the applicable transaction. Based on this review and its professional judgment and expertise, BofA Securities then applied (i) an illustrative premia reference range of 18.9% to 55.5% (derived by reference to the 25th and 75th percentile of the premiums) to H&E’s closing price per share on January 13, 2025, of $43.94 and (ii) an illustrative premia reference range of (5.5%) to 16.3% (derived by reference to the 25th and 75th percentile of the premiums) to H&E’s 52-week high closing price per share on April 5, 2024, of $65.61, to derive implied equity value reference ranges per share of H&E common stock (rounded to the nearest $0.25) of $52.25 to $68.25 and $62.00 to $76.25, respectively.

Summary of Material Financial Analyses of Herc

Selected Publicly Traded Companies Multiples Comparison. BofA Securities reviewed publicly available financial and stock market information for Herc and the following three publicly traded companies in the general equipment rental industry (the “Herc General Rental Companies”). For reference, BofA Securities also reviewed publicly available financial and stock market information for Herc and the following publicly traded companies in the specialty equipment rental industry.

General Rental

•	United Rentals, Inc.

•	Ashtead Group PLC

•	H&E Equipment Systems Inc.

Specialty Rental

•	Custom Truck One Source, Inc.

•	Willscot Holdings Corporation

•	McGrath RentCorp

BofA Securities reviewed, among other things, EV for each of the selected publicly traded companies, calculated by multiplying the closing share price of each applicable company as of January 13, 2025 (the last full trading day prior to the public announcement of the URI Merger Agreement) by the number of fully diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s Net Debt (or net cash) based on information in its public filings, as a multiple of Wall Street research analyst consensus estimates of calendar years 2024 and 2025 estimated Adjusted EBITDA.

The selected publicly traded companies and their respective multiples are as follows:

Selected Publicly Traded Companies	EV (mm)	EV/Adjusted EBITDA 2024A/E	EV/Adjusted EBITDA 2025E
General Rental(1)
United Rentals, Inc.	$58,202	8.2x	7.9x
Ashtead Group PLC	$37,004	7.8x	7.3x
H&E Equipment Services Inc.	$3,055	4.6x	4.5x
Specialty Rental
Willscot Holdings Corporation	$10,276	9.7x	9.5x
Custom Truck One Source, Inc.	$3,585	10.4x	9.4x
McGrath RentCorp	$3,438	9.9x	9.6x

(1)	United Rentals, Inc. figures reflect actual numbers results through December 31, 2024.

Based on BofA Securities’ review of the EV to estimated Adjusted EBITDA multiples observed for the Herc General Rental Companies and on its professional judgment and experience, BofA Securities then compared the enterprise value to Adjusted EBITDA multiples for the Herc General Rental Companies, to (i) Herc’s enterprise value to Adjusted EBITDA multiples for calendar year 2024 of 6.0x, derived by BofA Securities from the Herc Forecasts, and 6.0x, derived by BofA Securities from the Wall Street research analyst consensus estimates, and (ii) Herc’s enterprise value to Adjusted EBITDA multiples for calendar year 2025 of 5.7x, derived by BofA Securities from the Herc Forecasts, and 5.5x, based on Wall Street research analyst consensus estimates. Estimated financial data of the selected publicly traded companies were based on publicly available information obtained from FactSet and other publicly available Wall Street research analysts’ estimates as of January 13, 2025, and estimated financial data of Herc were based on the Herc Forecasts and Wall street research analysts’ estimates as of January 13, 2025.

No company used in this analysis is identical or directly comparable to Herc. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Herc was compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of Herc to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Herc was forecasted to generate during the calendar years 2025 through 2029 based on the Herc Forecasts. BofA Securities calculated terminal values for Herc by applying terminal multiples of 5.0x to 7.0x, which range was selected based on BofA Securities’ professional judgment and experience, to Herc’s 2029 estimated normalized LTM Adjusted EBITDA of $2,166 million, as provided by Herc’s management. The cash flows and terminal values were then discounted to present value as of December 31, 2024, assuming a mid-year convention, using discount rates ranging from 9.00% to 10.50%, which were selected taking into account BofA Securities’ experience and professional judgment and based on an estimate of Herc’s weighted average cost of capital, as estimated by BofA Securities based on its professional judgment and experience. This analysis indicated the following approximate implied per share equity value reference ranges for Herc (rounded to the nearest $0.25), as compared to the closing price of Herc common stock on February 14, 2025:

Implied Per Share Equity Value Reference Range for Herc	Closing Trading Price of Herc on February 14, 2025
$159.00 - $274.75	$200.74

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Securities to the H&E Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of H&E and Herc. The estimates of the future performance of H&E and Herc in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the H&E Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of H&E or Herc.

The type and amount of consideration payable in the transactions was determined through negotiations between H&E and Herc, rather than by any financial advisor, and was approved by the H&E Board. The decision to enter into the transactions agreement was solely that of the H&E Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the H&E Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the H&E Board of management with respect to the Transactions or the Offer Price.

H&E has agreed to pay BofA Securities for its services in connection with the transactions an aggregate fee currently estimated to be approximately $29.2 million, $3 million of which was payable in connection with its opinion with respect to the transactions contemplated by the URI Merger Agreement, $3 million of which was payable in connection with its opinion with respect to the transactions contemplated by the Merger Agreement and the remainder of which is contingent upon the consummation of the Merger (or another transaction with an unaffiliated counterparty pursuant to which a majority of the outstanding common stock or assets of H&E’s are transferred to such counterparty (each such transaction, a “Strategic Transaction”)). H&E also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of H&E, Herc and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to H&E and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner, co-lead arranger, syndication agent and lender in a $750 million asset backed revolving credit facility, providing leveraged loan syndication, providing foreign exchange services, providing treasury and liquidity services including credit card and checking services. From January 2023 through December 2024, BofA Securities and its affiliates derived aggregate revenues from H&E of approximately $5.0 million for corporate and/or investment banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Herc and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including providing deposit, credit card, checking and other liquidity and treasury products, providing foreign exchange services, letters of credit, term loans, asset backed and other commercial credit products, and certain wealth and consumer financial products. From January 2023 through December 2024, BofA Securities and its affiliates derived aggregate revenues from Herc of approximately $14.0 million for corporate and/or investment banking services.

BofA Securities believes, based on the information available to it as of the date of its opinion, that the aggregate revenues BofA Securities and its affiliates will derive from Herc and its affiliates for concurrent investment and corporate banking services, will be less than the fee payable to BofA Securities for its services in connection with the transaction.

As of February 17, 2025, BofA Securities and its affiliates directly owned in a non-fiduciary capacity shares of common stock of H&E and Herc, which as of the close of trading on such date, had a market value of approximately $4.0 million and $6.0 million, respectively (which, in each case, constituted less than 0.5% of such issuer’s outstanding common stock as of such date).

Certain Forecasts

Certain H&E Forecasts

H&E does not, as a matter of course, publicly disclose internal projections as to future performance, earnings, or other results beyond the then-current annual period due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of underlying assumptions and estimates. In connection with the evaluation of the proposed Merger, H&E management prepared certain unaudited prospective financial information, on a standalone basis, without giving effect to the Merger, for fiscal years 2024 through 2029 (collectively, the “H&E Forecasts”). H&E is including in this prospectus/offer to exchange a summary of the H&E Forecasts solely because, as described below, certain financial information was given to the H&E Finance Committee and the H&E Board in connection with its consideration and evaluation of the Merger and reviewed and approved by the H&E Board for BofA Securities’ use in connection with its financial analyses and opinion. BofA Securities’ use of the Final Presentation Forecasts (as defined below) in connection with its financial analyses and opinion is described in more detail above under the heading “Opinion of BofA Securities.”

During its second meeting on November 26, 2024, H&E management shared with the H&E Finance Committee preliminary unaudited prospective financial information for fiscal years 2024 through 2029 under three scenarios, a base case, an upside case and a downside case (collectively, the “Preliminarily Presented Forecasts”) that management had prepared in connection with H&E’s annual strategic planning and to assist the H&E Board in connection with a potential transaction but which had not previously been presented to or reviewed by the H&E Finance Committee or the H&E Board. In preparing the Preliminary Presented Forecasts, H&E management made the following assumptions:

•	Physical utilization of H&E’s rental fleet of (i) 66.1%, 68.7%, 69.3%, 69.8%, 70.0% and 70.1% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the upside case, (ii) 66.1%, 67.3%, 67.7%,

68.4%, 69.0% and 69.6% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the base case and (iii) 66.1%, 65.0%, 65.5%, 66.5%, 67.5% and 68.5% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the downside case.

•

Rental rates of (i) 0.80%, 1.50%, 1.50%, 1.50%, 1.50% and 1.50% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the upside case, (ii) 0.80%, 0.00%, 1.00%, 1.00%, 1.00% and 1.00% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the base case and (iii) 0.80%, -2.50%, 0.00%, 1.00%, 1.00% and 1.00% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the downside case.

•	Compound annual growth rate of H&E’s core business fleet of (i) 3.7% for the upside case, (ii) 3.0% for the base case and (iii) 1.7% for the downside case.

•

The number of new warm starts of (i) 16, 16, 15, 15, 15 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the upside case, (ii) 16, 16, 15, 15, 15 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the base case and (iii) 16, 15, 10, 15, 15 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the downside case.

During its second meeting on November 26, 2024, after discussion, including regarding the assumptions and industry outlook, the H&E Finance Committee directed that management adjust the financial materials based on such discussion and the H&E Finance Committee’s view that the downside case presented was not sufficiently differentiated from the base case. The H&E Finance Committee directed that management should share the updated materials with the H&E Board at an upcoming meeting.

On November 27, 2024, after taking into account the feedback provided by the H&E Finance Committee, H&E management shared with the H&E Board updated preliminary unaudited prospective financial information for fiscal years 2024 through 2029 under three scenarios, a base case, an upside case and a downside case (collectively, the “Updated Preliminarily Presented Forecasts”). The H&E Board approved H&E management providing the upside case of the Updated Preliminarily Presented Forecasts to BofA Securities, when appropriate and, if then available, updated to reflect an approved 2025 H&E Budget. In preparing the Updated Preliminary Presented Forecasts, H&E management made the following assumptions:

•

Physical utilization of H&E’s rental fleet of (i) 66.1%, 68.7%, 69.3%, 69.8%, 70.0% and 70.1% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the upside case, (ii) 66.1%, 67.3%, 66.9%, 67.4%, 68.5% and 69.1% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the base case and (iii) 66.1%, 64.0%, 64.5%, 65.0%, 66.8% and 67.8% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the downside case.

•

Rental rates of (i) 0.80%, 1.50%, 1.50%, 1.50%, 1.50% and 1.50% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the upside case, (ii) 0.80%, 0.00%, -0.50%, 0.75%, 1.25% and 1.25% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the base case and (iii) 0.80%, -2.50%, -2.50%, 0.00%, 1.00% and 1.00% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the downside case.

•	Compound annual growth rate of H&E’s core business fleet of (i) 3.7% for the upside case, (ii) 2.7% for the base case and (iii) 1.7% for the downside case.

•

The number of new warm starts of (i) 16, 16, 15, 15, 15 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the upside case, (ii) 16, 16, 15, 15, 15 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the base case and (iii) 16, 15, 5, 5, 10 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively, for the downside case.

On December 12, 2024, pursuant to H&E’s standard practices, the H&E Board approved an annual budget for H&E for fiscal year 2025 (the “2025 H&E Budget”). H&E management then updated the upside case of the Updated Preliminarily Presented Forecasts to reflect the approved 2025 H&E Budget (replacing the prior estimated 2025 budget) (the upside forecast, as so updated, the “Final Presentation Forecasts”). The Final Presentation Forecasts reflected preliminary unaudited prospective financial information for fiscal years 2024 through 2029 under a single scenario. On December 18, 2024, H&E management then provided the Final

Presentation Forecasts to BofA Securities in connection with rendering its opinion and in performing the financial analyses as described above under the heading “Opinion of BofA Securities.” In preparing the Final Presentation Forecasts, H&E management made the following assumptions:

•	Physical utilization of H&E’s rental fleet of 66.1%, 67.3%, 69.3%, 69.8%, 70.0% and 70.1% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively.

•	Rental rates of 0.80%, 0.00%, 1.50%, 1.50%, 1.50% and 1.50% in 2024, 2025, 2026, 2027, 2028 and 2029, respectively.

•	Compound annual growth rate of H&E’s core business fleet of 3.7%.

•	The number of new warm starts of 16, 16, 15, 15, 15 and 15 in 2024, 2025, 2026, 2027, 2028 and 2029, respectively.

H&E is including a summary of each of the Preliminarily Presented Forecasts, the Updated Preliminarily Presented Forecasts and the Final Presentation Forecasts to provide H&E’s stockholders with access to additional information that was previously made available to the H&E Board, the H&E Finance Committee and/or BofA Securities.

The following is a summary of the Preliminarily Presented Forecasts:

(Dollars in Millions)	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E
Upside Case
Total Revenue	$1,513	$1,612	$1,812	$2,010	$2,231	$2,462
Adjusted EBITDA(1)	$681	$738	$847	$955	$1,072	$1,195
Adjusted EBIT(2)	$243	$271	$340	$395	$454	$525
Free Cash Flow(3)	$8	$102	$4	$8	$85	$172
Net Rental Fleet Capital Expenditures(4)	$(255)	$(383)	$(489)	$(557)	$(596)	$(620)
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(90)	$(94)	$(96)	$(97)

Base Case
Total Revenue	$1513	$1,575	$1,745	$1,912	$2,109	$2,315
Adjusted EBITDA(1)	$681	$721	$801	$888	$989	$1,096
Adjusted EBIT(2)	$243	$249	$291	$330	$378	$437
Free Cash Flow(3)	$8	$109	$(3)	$5	$65	$142
Net Rental Fleet Capital Expenditures(4)	$(255)	$(391)	$(458)	$(521)	$(557)	$(576)
Net PP&E Capital Expenditures(5)	$(99)	$(70)	$(88)	$(92)	$(95)	$(96)

Downside Case
Total Revenue	$1,513	$1,430	$1,548	$1,687	$1,869	$2,075
Adjusted EBITDA(1)	$681	$626	$679	$765	$869	$978
Adjusted EBIT(2)	$243	$171	$196	$242	$297	$360
Free Cash Flow(3)	$8	$208	$21	$(22)	$10	$72
Net Rental Fleet Capital Expenditures(4)	$(255)	$(214)	$(380)	$(473)	$(528)	$(556)
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(85)	$(92)	$(95)	$(96)

(1)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization adjusted for non-cash stock-based compensation expense.
(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization, non-cash stock-based compensation expense and miscellaneous other income.
(3)	“Free Cash Flow” is defined as net cash provided by operating activities minus net cash used in investing activities.
(4)	“Net Rental Fleet Capital Expenditures” is defined as purchases (including non-cash components) related to H&E’s rental fleet net of proceeds from the sale of components of H&E’s rental fleet.
(5)	“Net PP&E Capital Expenditures” is defined as purchases of property, plant and equipment, net of proceeds from the sale of property, plant and equipment.

The following is a summary of the Updated Preliminarily Presented Forecasts:

(Dollars in Millions)	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E
Upside Case
Total Revenue	$1,513	$1,612	$1,812	$2,010	$2,231	$2,462
Adjusted EBITDA(1)	$681	$738	$847	$955	$1,072	$1,195
Adjusted EBIT(2)	$243	$271	$340	$395	$454	$525
Free Cash Flow(3)	$8	$102	$4	$8	$85	$172
Net Rental Fleet Capital Expenditures(4)	$(255)	$(383)	$(489)	$(557)	$(596)	$(620)
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(90)	$(94)	$(96)	$(97)

Base Case
Total Revenue	$1,513	$1,575	$1,703	$1,854	$2,055	$2,257
Adjusted EBITDA(1)	$681	$721	$772	$849	$953	$1,057
Adjusted EBIT(2)	$243	$249	$263	$294	$346	$404
Free Cash Flow(3)	$8	$109	$24	$(5)	$52	$127
Net Rental Fleet Capital Expenditures(4)	$(255)	$(391)	$(446)	$(507)	$(542)	$(559)
Net PP&E Capital Expenditures(5)	$(99)	$(70)	$(88)	$(92)	$(95)	$(96)

Downside Case
Total Revenue	$1,513	$1,410	$1,490	$1,576	$1,724	$1,876
Adjusted EBITDA(1)	$681	$613	$654	$717	$802	$883
Adjusted EBIT(2)	$243	$157	$175	$207	$259	$309
Free Cash Flow(3)	$8	$200	$52	$66	$90	$89
Net Rental Fleet Capital Expenditures(4)	$(255)	$(214)	$(343)	$(374)	$(416)	$(481)
Net PP&E Capital Expenditures(5)	$(99)	$(84)	$(79)	$(78)	$(84)	$(91)

(1)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization adjusted for non-cash stock-based compensation expense.
(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization, non-cash stock-based compensation expense and miscellaneous other income.
(3)	“Free Cash Flow” is defined as net cash provided by operating activities minus net cash used in investing activities.
(4)	“Net Rental Fleet Capital Expenditures” is defined as purchases (including non-cash components) related to H&E’s rental fleet net of proceeds from the sale of components of H&E’s rental fleet.
(5)	“Net PP&E Capital Expenditures” is defined as purchases of property, plant and equipment, net of proceeds from the sale of property, plant and equipment.

The following is a summary of the Final Presentation Forecasts:

(Dollars in Millions) (except EPS)	FY 2024E(6)	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR
Total Revenue	$1,513	$1,575	$1,813	$2,011	$2,232	$2,464	10.2%
Adjusted EBITDA(1)	$681	$720	$841	$949	$1,066	$1,190	11.8%
Adjusted EBIT(2)	$231	$239	$328	$383	$442	$512	17.2%
Net Income	$118	$127	$193	$232	$275	$332	23.0%
EPS	$3.23	$3.47	$5.23	$6.25	$7.38	$8.85	22.3%
Free Cash Flow(3)	$327	$260	$267	$298	$369	$468	7.5%
Unlevered Free Cash Flow(4)	$72	$141	$39	$44	$116	$199	n/a
Net Capital Expenditures(5)	$(355)	$(461)	$(573)	$(651)	$(697)	$(722)	n/a

(1)	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization adjusted for non-cash stock-based compensation expense.
(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization, non-cash stock-based compensation expense and miscellaneous other income.
(3)	“Free Cash Flow” is defined as Adjusted EBITDA minus net capital expenditures.

(4)

“Unlevered Free Cash Flow” is a non-GAAP metric defined as tax-effected Adjusted EBIT, plus depreciation and amortization, less net capital expenditures, less changes in net working capital, less gain on sale of PP&E and rental equipment, plus other operating cash flows.

(5)	“Net Capital Expenditures” is defined as purchases of rental equipment and property and equipment net of proceeds from the sale of property, plant and equipment.
(6)	Fiscal year 2024 estimates are for the full year except for Unlevered Free Cash Flow, which is for the fourth quarter of fiscal year 2024.

Certain Herc Forecasts

Herc’s management also prepared non-public financial projections regarding Herc’s anticipated future operations for the fiscal years 2025 through 2029 (referred to as the “Herc Forecasts”). The Herc Forecasts were provided to H&E management for purposes of considering and evaluating Herc’s acquisition proposal and to BofA Securities in connection with performing its related financial analyses.

Herc management made the following assumptions:

•	Total revenue growth from 2025 to 2029 ranging from approximately 2.5% – 6.5% in the 2025 to 2029 periods, respectively.

•	Adjusted EBITDA margin from 2025 to 2029 ranging from approximately 45% – 46% in the 2025 to 2029 periods, respectively.

•	Average rental fleet growth from 2025 to 2029 ranging from approximately 1.4% – 6.0% in the 2025 to 2029 periods, respectively.

•	Average fleet age from 2025 to 2029 in months ranging from approximately 48.0 – 51.0 in the 2025 to 2029 periods, respectively.

•	Dollar utilization rates from 2025 to 2029 ranging from approximately 42% – 43% in the 2025 to 2029 periods, respectively.

The Herc Forecasts do not include any contribution from the Cinelease business, which is classified as held for sale. Cinelease continues to be actively marketed for sale and Herc expects a transaction to be completed in 2025.

The following is a summary of the Herc Forecasts:

(Dollars in Millions)	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	CAGR
Total Revenue	$3,660	$3,905	$4,165	$4,415	$4,681	6.3%
Adjusted EBITDA(1)	$1,649	$1,770	$1,904	$2,030	$2,166	7.1%
Adjusted EBIT(2)	$768	$843	$927	$1,014	$1,105	9.5%
Net Income	$391	$459	$528	$607	$686	15.1%
Adjusted EBITDA less Net Capital Expenditures(3)	$908	$663	$919	$1,055	$1,048	3.6%
Net Rental Fleet Capital Expenditures(4)	$(589)	$(953)	$(831)	$(821)	$(965)	n/a
Net PP&E Capital Expenditures(5)	$(152)	$(154)	$(154)	$(154)	$(154)	n/a
Unlevered Free Cash Flow(6)	$519	$311	$544	$635	$592	3.4%

(1)

“Adjusted EBITDA” is defined as the sum of net income, provision (benefit) for income taxes, interest expense, net, depreciation of rental equipment and non-rental depreciation and amortization and non-cash stock-based compensation expense.

(2)	“Adjusted EBIT” is defined as Adjusted EBITDA minus depreciation, amortization and non-cash stock-based compensation expense.
(3)	“Adj. EBITDA less Net Capital Expenditures” is defined as Adj. EBITDA minus net capital expenditures.

(4)	“Net Rental Fleet Capital Expenditures” is defined as purchases (including non-cash components) related to Herc’s rental fleet net of proceeds from the sale of components of Herc’s rental fleet.
(5)	“Net PP&E Capital Expenditures” is defined as purchases of property, plant and equipment, net of proceeds from the sale of property, plant and equipment.
(6)

“Unlevered Free Cash Flow” is defined as tax-affected Adjusted EBIT, plus depreciation and amortization, less net capital expenditures, less changes in net working capital, less gain on sale of PP&E and rental equipment, plus other operating cash flows.

Important Information Concerning the H&E Forecasts and the Herc Forecasts

The inclusion of the H&E Forecasts, of the Herc Forecasts or of this summary does not constitute an admission or representation by H&E or any other person that the information is material, should not be regarded as an indication that the H&E Board, H&E or its management or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such. This information is not fact and should not be relied upon as indicative of actual future results, and readers of this prospectus/offer to exchange are cautioned not to place undue reliance on the H&E Forecasts or the Herc Forecasts.

The H&E Forecasts and the Herc Forecasts include non-GAAP financial measures, including, as applicable, Adjusted EBITDA, Adjusted EBIT, Free Cash Flow, Unlevered Free Cash Flow, Adjusted EBITDA less Net Capital Expenditures, Net Rental Fleet Capital Expenditures and Net PP&E Capital Expenditures. Please see the tables above for a description of how H&E and Herc, as applicable, define these non-GAAP financial measures for purposes of the H&E Forecasts or the Herc Forecasts, as applicable, in this section. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by H&E or Herc may not be comparable to similarly titled measures used by other companies.

Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the H&E Forecasts, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the H&E Forecasts and the Herc Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the H&E Board or BofA Securities. Accordingly, no reconciliation of the financial measures included in the H&E Forecasts or the Herc Forecasts is provided in this prospectus/offer to exchange.

The H&E Forecasts, the Herc Forecasts and the underlying assumptions upon which the H&E Forecasts and the Herc Forecasts were based are subjective in many respects and subject to multiple interpretations and frequent revisions attributable to the dynamics of the industry of H&E and Herc and based on actual experience and business developments. The H&E Forecasts and the Herc Forecasts, while presented with numerical specificity, reflect numerous assumptions with respect to performance of H&E and Herc, as applicable, industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties, and beyond H&E’s and Herc’s control. The underlying assumptions used in the H&E Forecasts and the Herc Forecasts are generally based on information and factors known to H&E management when the H&E Forecasts were prepared or Herc management when the Herc Forecasts were prepared, as applicable. The H&E Forecasts and the Herc Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties, including those described in described in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” to the Schedule 14D-9, that could cause the H&E Forecasts, the Herc Forecasts or the underlying assumptions to be inaccurate and for actual results to differ materially from the H&E Forecasts or the Herc Forecasts. As a result, there can be no assurance that the H&E Forecasts or the Herc Forecasts will be realized or that actual results will not be significantly higher or lower than projected, and the H&E Forecasts and the Herc Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. Because the H&E Forecasts and the Herc Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The H&E Forecasts and the Herc Forecasts do not take into account any circumstances or events occurring after the date on which they were prepared, including the Merger, and some or all of the assumptions that have been made in connection with the preparation of the H&E Forecasts or the Herc Forecasts may have changed since the date the H&E Forecasts or the Herc Forecasts, as applicable, were prepared. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the H&E Forecasts will be achieved.

The H&E Forecast and Herc Forecast were prepared by, and are the sole responsibility of, H&E and Herc management, respectively. None of the Forecasts were prepared with a view toward public disclosure or toward compliance with the guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither PricewaterhouseCoopers LLP nor BDO USA, P.C., nor any other independent accountants, have audited, reviewed, examined, compiled or performed any agreed-upon procedures with respect to any of the Forecasts and related prospective financial information contained herein. Accordingly, neither PricewaterhouseCoopers LLP nor BDO USA, P.C., nor any other independent accountants, have provided any form of assurance with respect thereto for the purposes of this prospectus. The report of PricewaterhouseCoopers LLP incorporated by reference into this prospectus relates solely to Herc’s previously issued financial statements; it does not extend to any of the Forecasts or the prospective financial information contained herein and should not be read to do so. The reports of BDO USA, P.C. incorporated by reference in this prospectus relate solely to H&E’s previously issued financial statements and schedule; it does not extend to any of the Forecasts or the prospective financial information contained herein and should not be read to do so.

In addition, the H&E Forecasts and the Herc Forecasts have not been updated or revised to reflect information or results after the date the H&E Forecasts were prepared or as of the date of this prospectus/offer to exchange. None of H&E, Herc or any of our or their respective affiliates intends to, and each of them disclaims any obligation to, update or otherwise revise the H&E Forecasts, the Herc Forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error (except, in the case of H&E, as required by applicable securities laws). These considerations should be taken into account in reviewing the H&E Forecasts and the Herc Forecasts, which were prepared as of an earlier date.

For the foregoing reasons, and considering the uncertainties inherent in any forecasting information, readers of this prospectus/offer to exchange are cautioned not to place undue, if any, reliance on the H&E Forecasts or the Herc Forecasts set forth above. The H&E Forecasts and the Herc Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in H&E’s public filings with the SEC.

Distribution of Offering Materials

This document, the related Letter of Transmittal and other relevant materials will be delivered to record holders of H&E shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on H&E’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of H&E shares.

Expiration of the Offer

The Offer was scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is 20 business days following the date on which Merger Sub commences the Offer (i.e., the Expiration Date), within the meaning of Rule 14d-2 under the Exchange Act, unless and until Merger Sub has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Merger Sub, will expire. The Offer was extended and is scheduled to expire at one minute after 11:59 p.m. Eastern Time on May 22, 2025, unless further extended.

Extension, Termination and Amendment of the Offer

Under the Merger Agreement, unless the Merger Agreement is terminated:

•

Merger Sub must extend the Offer for any period required by any law, or by any rule, regulation, interpretation or position of the SEC or its staff or NYSE applicable to the Offer, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer or to the Offer Documents or the registration statement on Form S-4 of which this document is a part;

•

In the event that any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived in accordance with the Merger Agreement as of any then-scheduled expiration of the Offer, Merger Sub must extend the Offer for successive extension periods of 10 business days each until such time as the conditions to the Offer are satisfied or waived; and

•

Notwithstanding any of the above, Merger Sub is not required to, and without H&E’s consent may not, extend the Offer beyond the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) November 24, 2025 (subject to extension to (A) February 24, 2026 and (B) the date that is five business days following the then-scheduled end date of the Marketing Period in the event that the Marketing Period has commenced but has not been completed as of the Termination Date in certain circumstances described under “Merger Agreement – Termination of the Merger Agreement”) (the “Termination Date”), which we refer to as the “outside date.”

Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), promptly after the expiration of the Offer, Merger Sub will accept for payment, and will pay for, all H&E shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

Merger Sub may not, without the prior written consent of H&E, terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless the Merger Agreement is validly terminated in accordance with its terms, in which case Merger Sub will terminate the Offer promptly (but in no event more than one business days) after such termination. Among other circumstances, the Merger Agreement may be terminated by either Herc or H&E if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Herc or Merger Sub to extend the Offer pursuant to the Merger Agreement) without Merger Sub having accepted for payment any H&E shares pursuant to the Offer, or if the acceptance for exchange of H&E shares tendered in the Offer has not occurred on or before November 24, 2025 (subject to extension to the outside date in certain circumstances described under “Merger Agreement – Termination of the Merger Agreement”).

Merger Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that Merger Sub may not make certain changes to the Offer or waive certain conditions to the Offer without the prior written consent of H&E. Changes to the Offer that require the prior written consent of H&E include changes (i) that change the form of consideration or change the cash-stock mix to be paid in the Offer, (ii) that reduce the transaction consideration (provided that there is no limitation on the ability of Herc and Merger Sub to increase the consideration payable under the Offer), (iii) that reduce the maximum number of H&E shares sought to be purchased in the Offer, (iv) that impose conditions to the Offer not included in the Merger Agreement, (v) that amend, modify or waive the Minimum Condition, (v) that modify any condition to the Offer in any manner adverse to the holders of H&E shares, (vi) withdraw or terminate the Offer or accelerate, change or extend the Termination Date except as provided above, and (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Merger Sub will effect any extension, termination, amendment or delay of the Offer by giving oral or written notice to the Depository and Paying Agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release.

If Merger Sub materially changes the terms of the Offer or the information concerning the Offer, or if Merger Sub waives a material condition of the Offer, in each case, subject to the terms and conditions of the Merger Agreement, Merger Sub will extend the Offer to the extent legally required under the Exchange Act.

For purposes of the Offer, a “business day” means each day that is not a Saturday, Sunday or any day on which the Federal Reserve Bank of New York is closed.

No subsequent offering period will be available following the expiration of the Offer without the prior written consent of H&E, other than in accordance with the extension provisions set forth in the Merger Agreement.

Exchange of H&E shares; Delivery of Cash and Herc common stock

Herc has retained Computershare as Depository and Paying Agent for the Offer and the Merger to handle the exchange of H&E shares for the transaction consideration in the Offer and the Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any such extension or amendment), Merger Sub will accept for exchange, and will exchange, H&E shares validly tendered and not validly withdrawn in the Offer, promptly after the expiration of the Offer. In all cases, an H&E stockholder will receive consideration for H&E shares tendered in the Offer only after timely receipt by the Depository and Paying Agent of either a confirmation of a book-entry transfer of such shares (as described in “The Offer – Procedure for Tendering”) or a properly completed and duly executed Letter of Transmittal, in each case, together with any other required documents.

For purposes of the Offer, Merger Sub will be deemed to have accepted for exchange H&E shares validly tendered and not validly withdrawn if and when it notifies the Depository and Paying Agent of its acceptance of those H&E shares pursuant to the Offer. The Depository and Paying Agent will deliver to the applicable H&E stockholders the cash portion of the transaction consideration, any Herc common stock and cash in lieu of fractional shares issuable in exchange for H&E shares validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The Depository and Paying Agent will act as the agent for tendering Herc stockholders for the purpose of receiving the transaction consideration from Merger Sub and transmitting such cash, Herc common stock and cash in lieu of fractional shares to the tendering H&E stockholders. H&E stockholders will not receive any interest on any cash that Merger Sub pays in the Offer, including as paid in lieu of fractional shares, even if there is a delay in making the exchange.

If Merger Sub does not accept any tendered H&E shares for exchange pursuant to the terms and conditions to Merger Sub for any reason, the H&E shares to be returned will be credited to an account maintained with DTC or otherwise credited to the tendering stockholder as soon as practicable following expiration or termination of the Offer.

Withdrawal Rights

Except as otherwise provided in this section, tenders of H&E shares made pursuant to the Offer are irrevocable. H&E shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of H&E shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such H&E shares have already been accepted for payment by Merger Sub pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depository and Paying Agent at one of its addresses set forth on the back cover page of this Offer to Exchange. Any such notice of withdrawal must specify the name of the person who tendered the H&E shares to be withdrawn, the number of H&E shares to be withdrawn and the name of the registered holder of such H&E shares, if different from that of the person who tendered such H&E shares. If H&E shares held as physical certificates, the Share Certificates evidencing H&E shares to be withdrawn have been delivered or otherwise identified to the Depository and Paying Agent, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depository and Paying Agent and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in “Procedure for Tendering”), unless such H&E shares have been tendered for the account of an Eligible Institution. If H&E shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Offer – Procedure for Tendering,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn H&E shares.

If Merger Sub extends the Offer, is delayed in their acceptance for payment of H&E shares or is unable to accept H&E shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer, the Depository and Paying Agent may, nevertheless, on their behalf, retain tendered H&E shares, and such H&E shares may not be withdrawn except to the extent that tendering H&E stockholders are entitled to withdrawal rights as described in this section and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered H&E shares may not be rescinded, and any H&E shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, H&E shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in “The Offer – Procedure for Tendering.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub in their sole discretion, and its determination shall be final and binding subject to each H&E stockholders’ right to challenge Merger Sub’s determination in a court of competent jurisdiction. Merger Sub also reserved the absolute right to waive any defect or irregularity in the withdrawal of H&E shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other H&E stockholders. None of Merger Sub, the Depository and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Procedure for Tendering

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for an H&E stockholder to validly tender H&E shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

for H&E shares held as physical certificates, the Share Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depository and Paying Agent at one of its addresses set forth on the back cover of this Offer to Exchange before the Expiration Date;

•

for H&E shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depository and Paying Agent at one of its addresses set forth on the back cover of this Offer to Exchange, and such H&E shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depository and Paying Agent, in each case before the Expiration Date; or

•

for H&E shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

Book-Entry Transfer. The Depository and Paying Agent will establish an account with respect to the H&E shares at DTC for purposes of the Offer within two business days after the date of this Offer to Exchange. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of H&E shares by causing DTC to transfer such H&E shares into the Depository’s and Paying Agent’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of H&E shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal or a completed, applicable IRS Form W-8) must, in any case, be received by the Depository and Paying Agent at one of its addresses set forth on the back cover of this Offer to Exchange prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depository and Paying Agent.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by each registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the H&E shares) of the H&E shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

H&E shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender H&E shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s H&E shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depository and Paying Agent prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such H&E shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, in the form made available by Merger Sub, is received prior to the Expiration Date by the Depository and Paying Agent as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered H&E shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of H&E shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depository and Paying Agent within one NASDAQ trading day after the date of execution of such Notice of Guaranteed Delivery.

Guaranteed Delivery Procedures

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depository and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Merger Sub. In the case of H&E shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depository and Paying Agent by a participant by means of the confirmation system of DTC.

H&E shares tendered by a Notice of Guaranteed Delivery will be excluded for purposes of determining whether the Minimum Condition has been satisfied.

The method of delivery of H&E shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. H&E shares will be deemed delivered only when actually received by the Depository and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of H&E shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the H&E shares tendered, as specified in the Letter of Transmittal, and that when the Offer Acceptance Time occurs, Merger Sub will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Merger Sub’s acceptance for payment of H&E shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Grant of Proxy

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless H&E shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint Merger Sub’s designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the H&E shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other H&E shares or other securities or rights issued or issuable in respect of such H&E shares. All such proxies will be considered coupled with an interest in the tendered H&E shares. Such appointment will be effective if and when, and only to the extent that, Merger Sub accepts such H&E shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such H&E shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of Merger Sub’s designees will thereby be empowered to exercise all voting and other rights with respect to such H&E shares and other securities or rights, including in respect of any annual, special or adjourned meeting of H&E stockholders or otherwise, as such designee in its sole discretion deems proper.

Merger Sub reserves the right to require that, in order for H&E shares to be deemed validly tendered, immediately upon the occurrence of the Offer Acceptance Time, Merger Sub must be able to exercise full voting, consent and other rights with respect to such H&E shares and other securities and rights, including voting at any meeting of H&E stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of H&E shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of H&E shares, for any meeting of H&E’s stockholders.

Fees and Commissions

Tendering registered H&E stockholders who tender H&E shares directly to the Depository and Paying Agent will not be obligated to pay any charges or expenses of the Depository and Paying Agent or any brokerage commissions. Tendering H&E stockholders who hold H&E shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether or not such institution will charge the H&E stockholder any service fees in connection with tendering H&E shares pursuant to the Offer.

Matters Concerning Validity and Eligibility

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of H&E shares will be determined by Merger Sub in their sole discretion, and its determination shall be final and binding, subject to each H&E stockholders’ right to challenge Merger Sub’s determination in a court of competent jurisdiction. Merger Sub reserves the absolute right to reject any and all tenders Merger Sub determines not to be in proper form or the acceptance for payment of which may, in the opinion of their counsel, be unlawful. Merger Sub also reserved the absolute right to waive any defect or irregularity in the tender of any H&E shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other H&E stockholders. No tender of H&E shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to their satisfaction. None of Merger Sub, the Depository and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Merger Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by them in their sole discretion, provided, however, that H&E stockholders are not foreclosed from challenging Merger Sub’s determination in a court of competent jurisdiction.

H&E Equity Awards. The Offer is made only for outstanding H&E shares and is not made for any equity awards of H&E that have not vested and/or settled into H&E shares. See “Merger Agreement – Treatment of H&E Equity Awards” for a description of the treatment of equity awards.

Backup Withholding. To prevent U.S. federal “backup withholding” with respect to payment of the Offer Price of H&E shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders H&E shares pursuant to the Offer pursuant to the book-entry transfer procedures described above) should provide the Depository and Paying Agent with its correct taxpayer identification number (if applicable) and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or an applicable IRS Form W-8 or by otherwise furnishing other applicable documentation certifying such stockholder’s exemption from backup withholding. See “Material U.S. Federal Income Tax Consequences” of this Offer to Exchange for a more detailed discussion of backup withholding.

Announcement of Results of the Offer

Herc will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether Merger Sub will accept the tendered H&E shares for exchange, as promptly as practicable following the Expiration Date. The announcement will be made by a press release in accordance with applicable securities laws and stock exchange requirements.

Purpose of the Offer and the Merger

The purpose of the Offer is for Herc to acquire control of, and ultimately the entire equity interest in, H&E. The Offer, as the first step in the acquisition of H&E, is intended to facilitate the acquisition of H&E. Accordingly, if the Offer is completed and as a second step in such plan, pursuant to the terms and subject to the conditions of the Merger Agreement, Herc intends to promptly consummate a merger of Merger Sub with and into H&E, with H&E surviving the Merger. The purpose of the Merger is for Herc to acquire all H&E shares that it did not acquire in the Offer. In the Merger, each outstanding H&E share that was not acquired by Herc or Merger Sub in the Offer (other than certain converted and cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. Upon consummation of the Merger, H&E will be a direct wholly owned subsidiary of Herc, and the former stockholders of H&E will no longer have any direct ownership interest in the Surviving Corporation.

No Stockholder Approval

If the Offer is consummated, Herc is not required to and will not seek the approval of H&E’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer to acquire all outstanding shares of stock of a public corporation, and subject to certain statutory provisions, if the acquiring corporation irrevocably accepts for purchase or exchange pursuant to such tender offer at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the Merger as was payable in the tender offer, the acquiring corporation consummating the tender offer can effect a merger with or without the target corporation without a vote by the stockholders of the target corporation. Accordingly, if the Offer is completed, Herc and Merger Sub intend to effect the closing of the Merger without a vote of the H&E’s stockholders in accordance with Section 251(h) of the DGCL.

Appraisal Rights

Solely for purposes of this “Appraisal Rights” section, the word “stockholder” means a holder of record of H&E shares and “beneficial owner” means a person who is the beneficial owner of shares of stock of H&E held either in voting trust or by a nominee on behalf of such person.

No appraisal rights are available to the stockholders or beneficial owners connection with the Offer. However, if the Merger is consummated, the stockholders and beneficial owners of H&E shares outstanding immediately prior to the Effective Time who (i) did not tender their H&E shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such H&E shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to seek appraisal of their shares by the Delaware Court of Chancery and receive payment of the “fair value” of such H&E shares as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest (if any), to be paid upon the amount determined to be the “fair value.”

The “fair value” of any H&E shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such H&E shares. Stockholders and beneficial owners of H&E shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, Merger Sub may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such H&E shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Section 262 of the DGCL may be accessed without subscription or cost at the following public available website and is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner of H&E shares elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner, as applicable, must do all of the following:

•

prior to the consummation of the Offer, which is the first date on which HERC irrevocably accepts for purchase the H&E shares tendered pursuant to the Offer, deliver to H&E a written demand for appraisal of H&E shares held, which demand must reasonably inform H&E of the identity of the stockholder and that the stockholder is demanding appraisal (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the H&E shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the H&E shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	not tender their H&E shares in the Offer;

•	continuously hold or beneficially own the H&E shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	the stockholder or beneficial owner must otherwise comply with Section 262 of the DGCL.

The foregoing summary of the appraisal rights of H&E stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by H&E stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your H&E shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your H&E shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your H&E shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the agreement of merger. If the Minimum Condition is satisfied and Merger Sub accepts H&E shares for payment pursuant to the Offer, Merger Sub will hold a sufficient number of H&E shares such that a vote of the stockholders of H&E will not be required to consummate the Merger pursuant to Section 251(h) of the DGCL. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Herc and H&E will take all necessary action to effect the Merger as soon as practicable without a meeting of stockholders of H&E in accordance with Section 251(h) the DGCL.

Plans for H&E

In connection with the Offer, Herc has reviewed and will continue to review various possible business strategies that it might consider in the event that Merger Sub acquires control of H&E, whether pursuant to the Offer, the Merger or otherwise. Following a review of additional information regarding H&E, these changes could include, among other things, changes in H&E’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management. See “The Offer – Herc’s Reasons for the Offer and the Merger.”

Delisting and Termination of Registration

Following consummation of the transactions, H&E shares will no longer be eligible for inclusion on Nasdaq and will be withdrawn from listing. Assuming that H&E qualifies for termination of registration under Exchange Act after the transactions are consummated, Herc also intends to seek to terminate the registration of H&E shares under the Exchange Act. See “The Offer – Effect of the Offer on the Market for H&E Shares; Nasdaq Listing; Registration Under the Exchange Act; Margin Regulations.”

Board of Directors and Management; Organizational Documents

Upon consummation of the Merger, the directors of Merger Sub immediately prior to the consummation of the Merger will be the directors of H&E as the surviving corporation in the Merger (the “Surviving Corporation”), and the officers of Merger Sub immediately prior to the consummation of the Merger will be the officers of the Surviving Corporation in the Merger. Upon consummation of the Merger, the Amended and Restated Certificate of Incorporation of H&E shall be amended and restated in its entirety to take the form of Merger Sub’s certificate of incorporation in effect immediately prior to the Effective Time, except that references to Merger Sub’s name will be replaced with references to the Surviving Corporation’s name and any references to Merger Sub’s sole incorporator will be removed, and the bylaws of Merger Sub as in effect immediately prior to the Effective Time of the Merger will be the bylaws of the Surviving Corporation in the Merger, provided that the name of the Surviving Corporation will be H&E Equipment Services, Inc. After Herc’s review of H&E and its corporate structure, management and personnel, Herc will determine what changes, if any, are desirable.

Ownership of Herc Common Stock after the Offer and the Merger

Herc estimates that former H&E stockholders would own, in the aggregate, approximately 14.1% of the outstanding Herc common stock immediately following consummation of the Offer and the Merger, assuming that:

•	Herc acquires through the Offer and the Merger 100% of the outstanding H&E shares;

•

in the Offer and the Merger, Herc issued approximately 4,747,739 Herc common stock as part of the transaction consideration (including for this purpose stock options, restricted stock units and other rights to acquire shares that may be issued by Herc or H&E pursuant to any employee stock plan); and

•

immediately following completion of the transactions, there are approximately 33,653,171 Herc common stock outstanding (calculated by adding 28,905,432, the number of Herc common stock outstanding as of March 14, 2025 (including for this purpose restricted stock units and performance stock units and excluding treasury shares), plus 4,747,739, the number of Herc common stock estimated to be issued as part of the transaction consideration).

Effect of the Offer on the Market for H&E shares; Nasdaq Listing; Registration under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for H&E shares

Although Herc currently expects the Merger to occur on the same business day the Offer is completed, Herc cannot assure you that all conditions to the Merger will be satisfied at that time, or at all. If the Offer is completed and contrary to the parties’ expectations, the Merger is not consummated on the same business day, the purchase of H&E shares by Merger Sub pursuant to the Offer will reduce the number of holders of H&E shares and the number of H&E shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining H&E shares held by the public. The extent of the public market for H&E shares after consummation of the Offer and the availability of quotations for such shares will depend upon a number of factors, including the number of stockholders holding H&E shares, the aggregate market value of the H&E shares held by the public at such time, the interest of maintaining a market in the H&E shares, analyst coverage of H&E on the part of any securities firms and other factors. However, under the Merger Agreement, the closing of the Merger must occur promptly after the acceptance of tendered H&E shares in the Offer and the satisfaction of the other condition to the Merger, unless the parties agree otherwise in writing (see “Merger Agreement – Conditions to the Merger”). If the Merger is completed, H&E shares will no longer qualify for inclusion on Nasdaq and will be withdrawn from listing.

Nasdaq Listing

H&E shares are currently listed on Nasdaq. However, the rules of Nasdaq establish certain criteria that, if not met, could lead to the discontinuance of listing of H&E shares from Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the exchange of H&E shares pursuant to the Offer or otherwise, H&E shares no longer meet the requirements of Nasdaq for continued listing and the H&E shares are delisted, the market for such shares would be adversely affected.

Following the consummation of the Offer, if the Merger is for some reason not consummated, it is possible that H&E shares could be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for such shares would, however, depend upon the number of H&E stockholders and the aggregate market value of H&E shares remaining at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of H&E shares under the Exchange Act and other factors. If the Merger is completed, H&E shares will no longer qualify for inclusion on Nasdaq and will be withdrawn from listing.

Margin Regulations

The H&E shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of such H&E shares. Depending upon factors similar to those described above regarding the market for H&E shares and stock quotations, it is possible that, following the Offer, H&E shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. If the Merger is completed, H&E shares will no longer constitute “margin securities.”

Registration under the Exchange Act

H&E shares are currently registered under the Exchange Act. Such registration may be terminated upon application by H&E to the SEC if H&E shares are neither listed on a national securities exchange nor held by 2000 or more holders of record. Termination of registration of H&E shares under the Exchange Act would substantially reduce the information required to be furnished by H&E to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to H&E, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of H&E and persons holding “restricted securities” of H&E to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of H&E shares under the Exchange Act were terminated, such shares would no longer be “margin securities” or be eligible for quotation on Nasdaq. After consummation of the Offer, Herc and Merger Sub currently intend to cause H&E to terminate the registration of H&E shares under the Exchange Act as soon as the requirements for termination of registration are met.

Conditions to the Offer

Notwithstanding any other provisions of the Offer and in addition to Herc’s and Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Merger Agreement and applicable law, and in addition to the obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Merger Agreement and applicable law, Merger Sub and Herc are not required to accept for exchange or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), exchange the transaction consideration for any H&E shares validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer, if at the expiration of the Offer any of the following conditions have not been satisfied or waived in accordance with the Merger Agreement:

•

Minimum Condition – There having been validly tendered and not validly withdrawn shares of H&E shares that, considered together with all other shares of H&E shares (if any) beneficially owned by Herc and its affiliates, represent at least one share more than 50% of the H&E shares outstanding as of the consummation of the Offer at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, Herc, Merger Sub and H&E shall exclude shares of H&E shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

•

Accuracy of H&E’s Representations and Warranties – The representations and warranties of H&E in the Merger Agreement (without giving effect to any qualification as to materiality or material adverse effect set forth therein) being true and correct as of February 19, 2025, and as of the expiration of the Offer as though made on and as of the expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement and described under “Merger Agreement – Representation and Warranties”), except that certain of H&E’s representations and warranties related to its qualification, capital structure, organization, its authority to enter into the Merger Agreement, the opinion of H&E’s financial advisor, anti-takeover laws, finders and brokers fees and the termination of the Merger Agreement between H&E and URI must be true and correct in all respects (except, in the case of capital structure, to the extent that any inaccuracies are de minimis);

•

H&E’s Compliance with Covenants – H&E having performed or complied in all material respects with the covenants, obligations and conditions required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer;

•

No H&E Material Adverse Effect – There not having occurred any fact, circumstance, occurrence, change, event, or development since the date of the Merger Agreement that, individually or in the aggregate with all other effects, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement and described under Merger Agreement – Representation and Warranties) on the business, assets, liabilities, results of operations or financial condition of H&E and the H&E subsidiaries, taken as a whole, or the ability of H&E to timely perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby;

•

Receipt of H&E’s Officer’s Certificate – Herc having received from H&E a certificate, dated the date of the expiration of the Offer and signed by an executive officer, certifying to the effect that the conditions set forth in the three bullet points immediately above have been satisfied;

•	U.S. Regulatory Approvals – Any applicable waiting period under the HSR Act, together with any extension thereof, having expired or been terminated;

•

No Legal Prohibition – No law or order of any governmental entity with competent jurisdiction being in effect which restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger;

•

Effectiveness of Form S-4 – The registration statement on Form S-4, of which this document is a part, having become effective under the Securities Act, and not being the subject of any stop order or proceeding seeking a stop order;

•	Listing of Herc Common Stock – The Herc common stock to be issued in the Offer and the Merger having been approved for listing on the NYSE, subject to official notice of issuance; and

•	No Termination of the Merger Agreement – The Merger Agreement not having been validly terminated in accordance with its terms;

•	Marketing Period – The Marketing Period (as defined in the Merger Agreement) having commenced and ended.

The foregoing conditions (collectively, the “Offer Conditions”) shall be in addition to, and not a limitation of, the rights of Herc and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Herc and Merger Sub, may be asserted by Herc or Merger Sub regardless of the circumstances giving rise to any such conditions and (except for the Minimum Condition) may be waived by Herc and Merger Sub, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Herc and Merger Sub. There is no financing condition to the Offer.

Regulatory Approvals

General

Herc is not aware of any governmental license or regulatory permit that appears to be material to H&E’s business that might be adversely affected by the acquisition of H&E shares pursuant to the Offer or the Merger or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of H&E shares pursuant to the Offer or the Merger. Should any of these approvals or other actions be required, Herc and Merger Sub currently contemplate that these approvals or other actions will be sought.

HSR Act

Under the HSR Act and the rules and regulations promulgated thereunder, the Offer may not be completed until Herc and H&E each files a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), and the applicable waiting period has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act Notification and Report forms or the early termination of that waiting period. If the FTC or the DOJ issues a request for additional information and documents (a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period.

Herc and H&E each filed a Notification and Report Form (the “HSR Notification Form”) with respect to the transaction with the FTC and the DOJ on March 12, 2025. On April 11, 2025, Herc voluntarily withdrew its filing to provide the FTC with additional time for review, and refiled the HSR Notification Form on April 14, 2025. On May 14, 2025, the waiting period applicable to the proposed transaction under the HSR Act expired in connection with the Offer. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer – Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to the HSR Act.

Source and Amount of Funds

The Offer and the Merger are not conditioned upon any financing arrangements or contingencies.

Herc estimates the aggregate amount of cash consideration required to purchase the outstanding H&E shares and consummate the Offer and the Merger will be approximately $4.5 billion, plus related fees and expenses. Herc anticipates that the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand, and (iii) new third-party debt financing.

In connection with its entry into the Merger Agreement, Herc obtained the Commitment Letter, which provides for the availability of the Bridge Facility and the ABL Backstop Facility. The Bridge Facility will mature, and the outstanding loans thereunder will be payable, on the date that is 364 days after the closing date of the Bridge Facility. At the option of Herc, interest on the loans under the Bridge Facility shall be (i) SOFR plus the Applicable Margin (“SOFR Loans”) or (ii) ABR plus the Applicable Margin (“ABR Loans”). For purposes hereof, Applicable Margin shall mean, initially, (i) with respect to SOFR Loans, 2.00% and (ii) with respect to ABR Loans, 1.00%. Subject to applicable intercreditor agreements, the Bridge Facility shall be secured by (i) a first lien on certain excluded assets under the Existing ABL Credit Agreement (as defined in the Commitment Letter) and substantially all assets of the Acquired Business and (ii) a second lien on the Collateral (each as defined in the Existing ABL Credit Agreement). The effectiveness of the Bridge Facility and the ABL Backstop Facility is conditioned on the consummation of the acquisition of H&E in accordance with the terms of the Merger Agreement (subject to certain exceptions and qualifications) and certain other conditions, including, but not limited to: (i) the execution and delivery of definitive documentation, consistent with the Commitment Letter, (ii) subject to certain exceptions and qualifications, no Company Material Adverse Effect (as defined in the Merger Agreement and described under “Merger Agreement – Representation and Warranties”) will have occurred after February 19, 2025, (iii) payment of applicable fees and expenses, (iv) delivery to the administrative agent of a solvency certificate in pre-agreed form, customary opinions of counsel, customary corporate resolutions and closing certificates and organizational documents and good standing certificates and a customary borrowing request, (v) delivery to the administrative agent or the lender, as applicable, of certain financial information relating to Herc and H&E and (vi) the accuracy in all material respects of certain representations and warranties. Herc expects to reduce the commitments in respect of the Bridge Facility prior to the consummation of the acquisition with the proceeds of the issuance of new debt securities.

Interests of Certain Persons in the Offer and the Merger

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between H&E and its executive officers or directors that relate to the Merger.

H&E’s executive officers are as follows:

Name	Position
John M. Engquist	Executive Chairman of the Board
Bradley W. Barber	Chief Executive Officer
Leslie S. Magee	Chief Financial Officer and Secretary
John McDowell Engquist	Chief Operating Officer and President

Severance Agreements with Executive Officers

H&E is not party to any employment agreements with the executive officers (the “Executive Officers”).

On February 20, 2025, H&E and each Executive Officer entered into a new severance agreement reflecting terms and conditions previously approved by H&E’s Compensation Committee on January 13, 2025 (collectively, the “Executive Severance Agreements” and each, an “Executive Severance Agreement”). The Executive Severance Agreements provide for the following severance payments and benefits in the event that an Executive Officer’s employment is terminated by H&E (or its successor) without “Cause” or an Executive Officer resigns for “Good Reason”, in either case, on or within two years immediately following a “change of control” (as defined in H&E’s equity compensation plan): (i) a lump sum amount equal to two times the Executive Officer’s then-current base salary and target annual bonus for the year of termination (not taking into account any reductions that may give rise to a claim of “Good Reason”), and (ii) if continuation coverage is timely elected under COBRA, continued payment by H&E or an affiliate of H&E of the employer-portion of COBRA premiums for up to 18 months following the date of termination of the Executive Officer’s employment (collectively, the “Severance Benefits”). The Executive Officer’s receipt of the Severance Benefits is subject to the Executive Officer’s execution and non-revocation of an effective release of claims and continued compliance with restrictive covenants. In connection with entering into the Executive Severance Agreements, the Executive Officers and H&E agreed to modify the Executive Officers’ existing restrictive covenant agreements, or, in the case of Mr. John M. Engquist, enter into a new restrictive covenant agreement, in order to provide for a non-compete and non-solicit period of two years following the employment termination date.

For purposes of the Executive Severance Agreements, “Good Reason” is defined to include (i) a material diminution in the Executive Officer’s base salary or target annual bonus opportunity; (ii) any material diminution in the Executive Officer’s position, authority, responsibilities or reporting line; (iii) H&E’s material breach of the Executive Severance Agreement or any other agreement with the Executive Officer; or (iv) a relocation of the Executive Officer’s primary work location by more than 25 miles from the Executive Officer’s primary work location. A resignation will only qualify as being for “Good Reason” if, within 30 days following the initial existence of a condition listed above (or, if later, the time at which the Executive Officer knew or reasonably should have known of its existence), the Executive Officer provides notice to H&E of the existence of a supposedly qualifying condition, within 30 days after such notice, H&E does not remedy the condition and, within 30 days following H&E’s failure to remedy the condition, the Executive Officer actually resigns from employment with H&E. The Executive Severance Agreements provide that, subject to the applicable Executive Officer’s continued employment with H&E through the Effective Time, and subject to and contingent upon the occurrence of the Effective Time, the Executive Officers’ employment will terminate at the Effective Time (or such later date agreed to between Herc and the applicable Executive Officer) and such termination will constitute a termination for “Good Reason” under the Executive Severance Agreements.

The estimated payments and benefits that are expected to become payable to the Executive Officers under the Executive Severance Agreements upon the Effective Time are set forth below:

Name	Cash Severance	COBRA Benefits
John M. Engquist	$3,572,000	$10,399
Bradley W. Barber	$4,020,000	$17,604
Leslie S. Magee	$1,890,000	$7,433
John McDowell Engquist	$1,869,000	$26,847

Deferred Bonuses

H&E’s Compensation Committee has historically determined to defer the payment of a portion of any annual cash bonuses earned by the Executive Officers, such that a portion is paid during the first quarter of the calendar year immediately following the calendar year in which such annual bonus was earned, and the remainder is paid in the first quarter of each of the subsequent two calendar years, together with interest at a rate that is reset annually (the “Deferred Annual Bonuses”). To the extent permitted by Section 409A of the Code, H&E may pay the Deferred Annual Bonuses to the Executive Officers upon the earlier to occur of the Effective Time or the Executive Officer’s “separation from service” (within the meaning of Section 409A of the Code), to the extent occurring prior to the regularly scheduled payment date.

As of March 14, 2025, the following Deferred Annual Bonuses are outstanding, which amounts do not include any interest credited with respect to the Deferred Annual Bonuses:

John M. Engquist Executive Chairman	Bradley W. Barber Chief Executive Officer	Leslie S. Magee Chief Financial Officer	John McDowell Engquist Chief Operating Officer
$324,908	$354,743	$133,583	$137,531

As of March 14, 2025, the total amount of interest accrued in respect of Deferred Annual Bonuses for each Executive Officer was $4,061, $4,434, $1,669 and $1,719 for the Executive Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively.

Effect of the Offer and the Merger on Outstanding Shares

If the Executive Officers and directors of H&E who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Cash Offer Price and Stock Offer Price on the same terms and conditions as the other stockholders of H&E. As of March 14, 2025, the Executive Officers and directors of H&E owned, in the aggregate, 4,541,812 Shares (which, for clarity, excludes Shares issuable upon the settlement of H&E PSUs and also excludes H&E RSAs as of March 14, 2025).

The following table sets forth (1) the number of Shares beneficially owned as of March 14, 2025 by each of H&E’s Executive Officers and directors (which, for clarity, excludes Shares issuable upon the settlement of H&E

PSUs and also excludes H&E RSAs that are unvested as of March 14, 2025) and (2) the aggregate value of the consideration that would be payable for such Shares, based on an estimated value of the Offer Price.

	Number of Shares(5)	Value of Shares Based on Offer Price(1)
Executive Officers
John M. Engquist	2,471,990	$247,050,681
Bradley W. Barber	171,727	$17,162,396
Leslie S. Magee	130,789	$13,071,053
John McDowell Engquist	443,636	$44,336,982
Directors
Bruce C. Bruckmann(2)	1,048,245	$104,761,605
Paul N. Arnold	75,279	$7,523,383
Gary W. Bagley	55,223	$5,518,987
Lawrence C. Karlson(3)	50,619	$5,058,863
Patrick L. Edsell(4)	37,234	$3,721,166
Thomas J. Galligan III	37,034	$3,701,178
Mary P. Thompson	12,491	$1,248,351
Jacob Thomas	4,706	$470,318
Suzanne H. Wood	2,839	$283,730
All executive officers and directors as a group (13 persons)	4,541,812	$453,908,691

(1)

For purposes of calculating the amounts shown in this column, the value of the Offer Price is based on an assumed per Share price of $99.94 (the “Per Share H&E Equity Award Value”), which is the sum of (i) the Cash Offer Price of $78.75 and (ii) the product of (x) the average closing price per share of Herc common stock as calculated over the first five business days following the first public announcement of the Merger Agreement being entered into, consistent with Item 402(t) of Regulation S-K ($164.70) and (y) 0.1287. The actual value per Share received by the directors and executive officers at the Effective Time may be more or less than the Per Share H&E Equity Award Value that we have assumed for purposes of this disclosure.

(2)

Includes 73,344 shares held in a trust for the benefit of Mr. Bruckmann’s children, for which he is not a trustee, and 171,882 shares held in another trust for the benefit of Mr. Bruckmann’s children, for which he is not a trustee. Mr. Bruckmann expressly disclaims beneficial ownership of all shares except those owned by him directly.

(3)	Includes 2,375 shares held by Mr. Karlson’s spouse.
(4)	Includes 200 shares held by Mr. Edsell’s domestic partner.
(5)

For the avoidance of doubt, does not include Shares of common stock subject to H&E PSUs that have not been vested and settled as of March 14, 2025 or any shares of common stock subject to H&E RSAs that are unvested as of March 14, 2025.

Effect of the Offer and the Merger on H&E Equity Awards

H&E Single-Trigger RSAs (as defined in the Merger Agreement) that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled in exchange for (A) an amount in cash equal to the product of (x) the aggregate number of shares of H&E shares subject to such Single-Trigger RSA, multiplied by (y) $78.75, and (B) a number of shares of Herc common stock equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E Single-Trigger RSA, multiplied by (y) 0.1287, in each case, less any applicable withholding taxes.

H&E RSAs that are not Single-Trigger RSAs that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled and substituted with an award of restricted stock units of Herc under the Herc 2018 Omnibus Incentive Plan (“Herc RSUs”) in respect of a number of shares of Herc common stock equal to (rounded down to the nearest whole number) (A) the number of shares of H&E shares subject to such H&E

RSA immediately prior to the Effective Time of the Merger multiplied by (B) the Equity Award Exchange Ratio (as defined below). Except as specifically provided in the Merger Agreement, following the Effective Time, each Herc RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable than the forfeiture conditions that were applicable to the corresponding H&E RSA immediately prior to the Effective Time of the Merger. In the event that the employment of a holder of a Herc RSU is terminated following the Effective Time by Herc or H&E “without cause”, by such employee for “good reason”, or as a result of such employee’s death or disability, then any Herc RSUs that are unvested will become immediately vested upon such termination of employment.

Except as set forth in the Merger Agreement, H&E PSU awards (together with the H&E Single-Trigger RSAs, the “H&E Single-Trigger Equity Awards”), whether vested or unvested, that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled in exchange for (A) a cash amount equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E PSU award immediately prior to the Effective Time of the Merger (together with any accrued and unpaid dividends or dividend equivalents corresponding to such H&E PSU, and with the number of H&E PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (y) $78.75, plus (B) a number of shares of Herc common stock equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E PSU (with the number of H&E PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time of the Merger and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (y) 0.1287, in each case, less any applicable withholding taxes.

H&E PSU awards that are not H&E Single-Trigger Equity Awards that were granted on or after May 1, 2025, whether vested or unvested, and are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled and substituted with an award of Herc RSUs in respect of a number of shares of Herc common stock equal to (rounded down to the nearest whole number) (A) the number of shares of H&E shares subject to such H&E PSU immediately prior to the Effective Time of the Merger multiplied by (B) the Equity Award Exchange Ratio. Except as specifically provided in the Merger Agreement, following the Effective Time of the Merger, each Herc RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable than the forfeiture conditions that were applicable to the corresponding H&E PSU award immediately prior to the Effective Time. In the event that the employment of a holder of such a Herc RSU is terminated following the Effective Time by Herc or H&E “without cause”, by such employee for “good reason”, or as a result of such employee’s death or disability, then any such Herc RSUs that are unvested will become immediately vested upon such termination of employment.

“Equity Award Exchange Ratio” means (A) the Per Share Price (as defined in the Merger Agreement) divided by (B) the volume weighted average of the closing sale prices per share of Herc common stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third business day prior to the closing date (the amount in clause (B) being the “VWAP”).

For an estimate of the amounts that would be payable to each of our Executive Officers with respect to his or her outstanding H&E PSUs and H&E RSAs, see the section titled “The Offer – Quantification of Payments Related to H&E Equity Awards” below. As of March 14, 2025, none of the non-employee directors hold any unvested equity-based awards.

Quantification of Payments Related to H&E Equity Awards

H&E’s Executive Officers hold H&E equity awards which, pursuant to the Merger Agreement, will be treated as set forth in the section entitled “The Offer – Effect of the Offer and the Merger on H&E Equity Awards.” The following table identifies for each of the Executive Officers the number of Shares subject to his or her H&E equity awards outstanding as of March 14, 2025 that will be cancelled in exchange for the Offer Price as described above in connection with the Merger, as well as the value of accrued and unpaid dividend equivalents corresponding to the Shares subject to H&E PSUs as of March 14, 2025. All of the H&E equity awards held by the Executive Officers as of March 14, 2025 are H&E Single-Trigger Equity Awards.

In addition, the following table assumes that no H&E PSUs will settle, no H&E RSAs will vest, and no dividends will be paid with respect to Shares between March 14, 2025 and the closing of the Merger, and that no additional H&E RSAs or H&E PSUs are granted between March 14, 2025 and the closing of the Merger.

	Number of Shares of Common Stock Subject to H&E PSUs(1)	Total Value of H&E PSUs Based on Offer Price(1)	Total Cash Value of Accrued and Unpaid Dividend Equivalents ($)(2)	Number of H&E RSAs	Total Value of H&E RSAs Based on Offer Price(3)	Total Equity Award Consideration
Executives
John M. Engquist	28,372	$2,835,498	$78,023	26,060	$2,604,436	$5,517,957
Bradley W. Barber	78,306	$7,825,902	$215,342	70,803	$7,076,052	$15,117,296
Leslie S. Magee	19,378	$1,936,637	$53,290	16,988	$1,697,781	$3,687,708
John McDowell Engquist	17,698	$1,768,738	$48,670	14,488	$1,447,931	$3,265,339

(1)

To estimate the value of payments for H&E PSUs, H&E PSUs are shown assuming “target” achievement of the applicable performance conditions, multiplied by the Per Share H&E Equity Award Value of $99.94. As described above, the Merger Agreement provides that, for purposes of calculating the number of H&E PSUs receiving the Offer Price, the number of H&E PSUs will be deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time. The actual value per Share received by the directors and executive officers at the Effective Time may be more or less than the Per Share H&E Equity Award Value that we have assumed for purposes of this disclosure.

(2)	Represents accrued and unpaid dividend equivalents with respect to H&E PSUs as of March 14 2025.
(3)

To estimate the value of payments for H&E RSAs, the aggregate number of Shares subject to the H&E RSAs was multiplied by the Per Share H&E Equity Award Value of $99.94. The actual value per Share received by the directors and executive officers at the Effective Time may be more or less than the Per Share H&E Equity Award Value that we have assumed for purposes of this disclosure.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to H&E’s Executive Officers. The Executive Officers are the only “named executive officers” of H&E for purposes of Item 402(t) of Regulation S-K. The table below assumes that: (a) the Effective Time occurred on March 14, 2025; (b) an estimated value of the Offer Price is $99.94 (calculated as described above for the “Per Share H&E Equity Award Value”) as determined consistent with the requirements set forth in Item 402(t) of Regulation S-K; (c) the Executive Officer’s annual base salary and target annual bonus amount remain unchanged from those in effect as of the Effective Time; (d) the unvested H&E RSAs and H&E PSUs held by the Executive Officers and outstanding as of the Effective Time will be canceled in exchange for the consideration described in the preceding subsections; (e) a qualifying termination of each Executive Officer’s employment (i.e., a termination without Cause, or for Good Reason) occurs immediately following the Effective Time in a manner entitling the Executive Officers, to receive the severance benefits under the Executive Severance Agreements other than accrued but unpaid obligations; (f) no Executive Officer receives any additional equity grants, no shares of H&E RSAs or H&E PSUs will vest or be settled, as applicable, and no dividends will be paid with respect to Shares on or prior to the Effective Time; (g) no Executive Officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described herein; (h) no payments are delayed due to Section 409A of the Code; and (i) the Executive Officers will be paid any earned bonuses at the time when bonuses are typically paid, and such bonuses are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation.

This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

For purposes of this discussion, “single-trigger” refers to benefits that arise solely as a result of the closing, and “double-trigger” refers to benefits that require two conditions, which are the closing as well as a qualifying termination of employment following the Effective Time, as applicable.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
John M. Engquist	$3,572,000	$5,517,957	$10,399	$328,969	$9,429,325
Bradley W. Barber	$4,020,000	$15,117,296	$17,604	$359,177	$19,514,077
Leslie S. Magee	$1,890,000	$3,687,708	$7,433	$135,252	$5,720,393
John McDowell Engquist	$1,869,000	$3,265,339	$26,847	$139,250	$5,300,436

(1)

The amounts shown above reflect a lump sum payment equal to two-times the sum of (a) Executive Officer’s annual base salary and (b) target annual bonus, which amount will be paid on the 60th day following the termination of employment. These cash severance amounts are “double-trigger” benefits triggered upon a termination by H&E without Cause or resignation by the Executive Officer for Good Reason. The Executive Officer’s receipt of the Severance Benefits would be subject to the Executive Officer’s execution and non-revocation of an effective release of claims, and continued compliance with restrictive covenants. In connection with entering into the Executive Severance Agreements, the Executive Officers and H&E modified the Executive Officers’ existing restrictive covenant agreements, or, in the case of Mr. John M. Engquist, entered into a new restrictive covenant agreement, that provides for a non-compete and non-solicit period of two years following the employment termination date.

(2)

As described in more detail in the sections above titled “The Offer – Effect of the Offer and the Merger on H&E Equity Awards”, at the Effective Time, any outstanding H&E PSUs and H&E RSAs held by the Executive Officers will vest and be cancelled in consideration for the right to receive the Offer Price (with the number of H&E PSUs being deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time, but for purposes of the table below are assumed to be earned based on “target” performance), less any applicable withholding taxes. Set forth in the table below are the values of each type of unvested equity-based award that, in each case, would vest on closing of the Merger based on the assumed Effective Time of March 14, 2025, as well as the corresponding amount of accrued but unpaid dividends with respect to H&E PSUs. These amounts are payable on a “single trigger” basis.

Name	H&E PSUs	Accrued and Unpaid Dividend Equivalents	H&E RSAs	Total ($)
John M. Engquist	$2,835,498	$78,023	$2,604,436	$5,517,957
Bradley W. Barber	$7,825,902	$215,342	$7,076,052	$15,117,296
Leslie S. Magee	$1,936,637	$53,290	$1,697,781	$3,687,708
John McDowell Engquist	$1,768,738	$48,670	$1,447,931	$3,265,339

(3)

Represents premiums for COBRA continuation coverage, based on rates in effect on March 14, 2025, for 18 months. The premiums for COBRA continuation coverage are “double-trigger” benefits payable only following a qualifying termination of employment. For purposes of quantifying health care benefits, reflects assumptions used for financial reporting purposes under generally accepted accounting principles.

(4)

Includes the amount of any Deferred Annual Bonuses, including amounts accrued in respect to interest through March 14, 2025. As described above, these “single trigger” amounts have already been earned by the applicable Executive Officer without regard to the Merger, but, to the extent permitted by Section 409A of the Code, H&E may pay the Deferred Annual Bonuses to the Executive Officers upon the earlier to occur of the Effective Time or the Executive Officer’s “separation from service” (within the meaning of Section 409A of the Code), to the extent occurring prior to the regularly-scheduled payment date of the applicable Deferred Annual Bonus.

Future Arrangements with Herc

Between the date of the Merger Agreement and the closing of the Merger, it is possible that employees of H&E and its subsidiaries, including Executive Officers, will enter into new compensation arrangements with Herc or any of its subsidiaries. Any such arrangements will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all and neither the Offer nor the Merger is conditioned upon any Executive Officer or director of H&E entering into any such agreement, arrangement or understanding.

Section 16 Matters

H&E’s Compensation Committee will take all such actions necessary so that, to the extent permitted, the disposition of all H&E equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of H&E who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

H&E’s Compensation Committee will undertake all such actions as may be required to authorize and approve, as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions, prior to the Effective Time

Certain Relationships with H&E

As of the date of this document, Herc does not own any H&E shares. Neither Herc nor Merger Sub has effected any transaction in securities of H&E in the past 60 days. To the best of Herc’s and Merger Sub’s knowledge, after reasonable inquiry, none of the persons listed in the section entitled “Directors and Executive Officers of Herc and Merger Sub”, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of H&E or has effected any transaction in securities of H&E during the past 60 days.

Herc Rentals Inc., a Delaware corporation (“Herc Rentals”) and H&E entered into a confidentiality agreement dated as of January 24, 2025 (the “Original Confidentiality Agreement”). Under the terms of the Original Confidentiality Agreement, Herc Rentals agreed that, subject to certain exceptions, certain non-public and/or confidential information that H&E may make available to Herc Rentals in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose.

Herc Rentals and H&E agreed to amend the Original Confidentiality Agreement pursuant to the First Amendment to Confidentiality Agreement, dated as of February 12, 2025 (the “First Amendment”). Pursuant to the First Amendment, and without amending Herc Rentals’ obligations under the Original Confidentiality Agreement to keep confidential information provided by H&E, H&E agreed that, subject to certain exceptions, certain non-public and/or confidential information that Herc may make available to H&E in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose.

See “Other Transactions Agreements – Confidentiality Agreements” and the Original Confidentiality Agreement and First Amendment, which are filed as Exhibits 99.6 and 99.7 to this document.

Fees and Expenses

Herc has retained D.F. King & Co., Inc. as the Information Agent in connection with the Offer and the Merger. The Information Agent may contact holders of shares by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer and the Merger to beneficial owners of shares. Herc will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Herc agreed to indemnify the Information Agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

In addition, Herc has retained Computershare as Depository and Paying Agent in connection with the Offer and the Merger. Herc will pay the Depository and Paying Agent reasonable and customary compensation for its services in connection with the Offer and the Merger, will reimburse the Depository and Paying Agent for its reasonable out-of-pocket expenses and will indemnify the Depository and Paying Agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Herc will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Herc nor Merger Sub will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of H&E shares pursuant to the Offer.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, Herc will account for the acquisition of shares through the Offer and the Merger under the acquisition method of accounting for business combinations.

Stock Exchange Listing

Herc common stock is listed on the NYSE under the symbol “HRI.” Herc intends to submit a supplemental listing application to list on the NYSE the Herc common stock that Herc will issue in the Offer and the Merger as part of the transaction consideration. Such listing is a condition to completion of the Offer.

Resale of Herc Common Stock

All Herc common stock received by H&E stockholders as part of the transaction consideration in the Offer and the Merger will be freely tradable for purposes of the Securities Act, except for Herc common stock received by any person who is deemed an “affiliate” of Herc at the time of the closing of the Merger. Herc common stock held by an affiliate of Herc may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This document does not cover resales of Herc common stock received upon completion of the Offer or the Merger by any person, and no person is authorized to make any use of this document in connection with any such resale.

Depository and Paying Agent Contact Information

The contact information for the depository and paying agent for the Offer and the Merger is:

By U.S. Mail:	By Registered, Certified or Express or Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Suite V Providence, RI 02940	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite 101 Canton, MA 02021

MERGER AGREEMENT

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Annex A to the Form S-4. This summary may not contain all of the information about the Merger Agreement that is important to H&E stockholders, and H&E stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not this summary.

The Offer

Merger Sub commenced the Offer on the date hereof. Subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable law) by us of the conditions that are described in “The Offer – Conditions to the Offer,” we will, promptly, and in no event later than 9:00 a.m., Eastern Time, one business day after the Expiration Date, irrevocably accept for payment all H&E shares validly tendered (and not properly withdrawn) pursuant to the Offer and as promptly as practicable after the Offer Acceptance Time (and in any event within three business days) pay for all such H&E shares. The initial Expiration Date will be one minute after 11:59 p.m., Eastern Time, on May 22, 2025.

Merger Sub is offering to exchange for each H&E share validly tendered and not validly withdrawn in the Offer:

•	$78.75 in cash; and

•	0.1287 shares of Herc common stock, together with cash in lieu of any fractional Herc common stock;

in each case, without interest and less any applicable withholding taxes.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any H&E shares tendered pursuant to the Offer are subject to Offer Conditions. We expressly reserve the right to (i) increase the amount of cash constituting the Cash Offer Price or increase the amount of Herc common stock constituting the Stock Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable laws) and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, notwithstanding anything to the contrary contained in the Merger Agreement, that without the prior written consent of H&E, Herc and Merger Sub will not, (A) decrease the Cash Offer Price or the amount of Herc common stock constituting the Stock Offer Price (except as expressly permitted by the Merger Agreement), (B) change the form of consideration payable in the Offer (other than increasing the cash consideration payable in the Offer or the Herc common stock consideration payable in the Offer), (C) decrease the maximum number of H&E shares sought to be purchased in the Offer, (D) impose any conditions or requirements to the Offer other than the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or Regulatory Approval Condition, (F) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of H&E shares in its capacity as such, (G) except as otherwise required or expressly permitted by the Merger Agreement, withdraw or terminate the Offer or accelerate, extend or otherwise change the Expiration Date, or (H) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

Extensions of the Offer

If, as of the then-scheduled Expiration Date, any of the Offer Conditions has not been satisfied or waived by us (to the extent such waiver is permitted under the Merger Agreement and applicable law), we are required to extend the Offer beyond the initial Expiration Date (a) for additional periods of up to 10 business days per extension (unless such condition is waivable by us and has been waived), to permit such Offer Condition to be satisfied and (b) from time to time for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or the NYSE applicable to the Offer. The Merger Agreement provides that we are not required or, without the prior consent of H&E, permitted, to extend the Offer beyond the Extension Deadline, as summarized below in “Merger Agreement – Termination of the Merger Agreement.”

The Merger

H&E Board Recommendation

The H&E Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of H&E and its stockholders, and declared it advisable to enter into the Merger Agreement with Herc and Merger Sub, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of the Merger Agreement, the Merger shall be effected under Section 251(h) of the DGCL, (iv) resolved to recommend that H&E’s stockholders accept the Offer and tender their H&E shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions of the Merger Agreement and (v) approved the termination of the URI Merger Agreement (such recommendations described in clauses (i) through (v), the “H&E Board Recommendation”).

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time, which, subject to the satisfaction or waiver (to the extent such waiver is permitted under the Merger Agreement and applicable law) of the conditions set forth in the Merger Agreement, will occur as soon as practicable following the Offer Acceptance Time:

•	we will be merged with and into H&E, and, as a result of the Merger, our separate corporate existence will cease;

•	H&E will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Herc; and

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all of the properties, rights, privileges and powers of H&E and us will vest in H&E as the Surviving Corporation, and all of the debts, liabilities and duties of H&E and us will become the debts, liabilities and duties of H&E as the Surviving Corporation.

Application of Section 251(h) of the DGCL

The Merger will be effected under Section 251(h) of the DGCL, without a vote of the stockholders of H&E. Accordingly, after the Offer Acceptance Time, we and H&E have agreed, subject to satisfaction of the conditions set forth in the Merger Agreement, to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the stockholders of H&E.

Certificate of Incorporation; Bylaws.

The Merger Agreement provides that the certificate of incorporation of H&E will be amended and restated in its entirety at the Effective Time to take the form of Merger Sub’s certificate of incorporation in effect immediately prior to the Effective Time, except that references to Merger Sub’s name will be replaced with references to the Surviving Corporation’s name and any references to Merger Sub’s sole incorporator will be removed. The Merger Agreement also provides that the bylaws of H&E will be amended and restated in its entirety at the Effective Time to read as Merger Sub’s bylaws in effect immediately prior to the Effective Time, except that references to Merger Sub’s name will be replaced with references to the Surviving Corporation’s name.

Changes of Directors and Officers in Connection with the Offer and the Merger.

The Merger Agreement provides that at the Effective Time, (i) the initial directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the Effective Time and (ii) the officers of H&E immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

Transaction Consideration Payable Pursuant to the Merger

In the Merger, except as provided below, each outstanding H&E share that was not acquired by Merger Sub in the offer will be converted into the right to receive the transaction consideration – that is, $78.65 in cash and 0.1287 shares of Herc common stock (together with cash in lieu of any fractional Herc common stock), in each case, without interest and less any applicable withholding taxes.

In the Merger, H&E shares that immediately prior to the Effective Time are owned in treasury by H&E will automatically be cancelled and shall cease to exist, without any consideration being delivered. In the Merger, H&E shares that are owned immediately prior to the Effective Time by any subsidiary of Herc (other than Merger Sub) or of H&E will be converted into such number of shares of common stock of the Surviving Corporation such that each such subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such subsidiary owned in H&E immediately prior to the Effective Time. In addition, as described below, H&E shares that are held by holders who have not tendered H&E shares in the Offer and are properly exercising appraisal rights will not be converted into the right to receive the transaction consideration described above.

Fractional Shares

Herc will not issue fractional shares Herc common stock pursuant to the Offer or the Merger. Instead, each holder of H&E shares who otherwise would be entitled to receive fractional Herc common stock will be entitled to an amount of cash (without interest) equal to such fractional part of a share of Herc common stock multiplied by the VWAP, rounded to the nearest cent (with 0.5 of a cent being rounded upward).

Dissenters’ Rights

Appraisal rights are not available to the holders or beneficial owners of H&E shares in connection with the Offer. However, if the Merger is consummated, the record holders and beneficial owners of H&E shares immediately prior to the Effective Time who (i) did not tender their H&E shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such H&E shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to seek appraisal of their H&E shares by the Delaware Court of Chancery and receive payment of the “fair value” of such H&E shares as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest (if any), to be paid upon the amount determined to be “fair value.” The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See “The Offer – Appraisal Rights.” Concurrently with the commencement of the Offer, H&E is distributing the Schedule 14D-9, which contains important information regarding how a holder or beneficial owner of H&E shares may exercise its appraisal rights.

Exchange of H&E shares; Delivery of Cash and Herc Common Stock

Herc has appointed Computershare as the depository and paying agent for the Offer and the Merger to handle the exchange of H&E shares for the transaction consideration pursuant to the Offer and the Merger.

Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any such extension or amendment), Merger Sub will accept for exchange, and will exchange, H&E shares validly tendered and not validly withdrawn in the Offer, promptly after the expiration of the Offer. In all cases, an H&E stockholder will receive consideration for H&E shares tendered in the Offer only after timely receipt by the Depository and Paying Agent of either a confirmation of a book-entry transfer of such shares (as described in “The Offer – Procedure for Tendering”) or a properly completed and duly executed Letter of Transmittal, in each case, together with any other required documents.

For purposes of the Offer, Merger Sub will be deemed to have accepted for exchange H&E shares validly tendered and not validly withdrawn if and when it notifies the Depository and Paying Agent of its acceptance of those H&E shares pursuant to the Offer. The Depository and Paying Agent will deliver to the applicable H&E stockholder the cash portion of the transaction consideration, any Herc common stock and cash in lieu of fractional shares issuable in exchange for H&E shares validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The Depository and Paying Agent will act as the agent for tendering H&E stockholders for the purpose of receiving the transaction consideration from Merger Sub and transmitting such cash, Herc common stock and cash in lieu of fractional shares to the tendering H&E stockholders. H&E stockholders will not receive any interest on any cash that Merger Sub pays in the Offer, including as paid in lieu of fractional shares, even if there is a delay in making the exchange.

If Merger Sub does not accept any tendered H&E shares for exchange pursuant to the terms and conditions to the Offer for any reason, the H&E shares to be returned will be credited to an account maintained with DTC or otherwise credited to the tendering shareholder as soon as practicable following expiration or termination of the Offer.

Conditions to the Merger

Merger Closing Conditions. Our obligations and the obligations of Herc and H&E to effect the Merger are subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of each of the following conditions:

•	Herc (on behalf of itself or Merger Sub) having irrevocably accepted for payment all H&E shares validly tendered and not properly withdrawn pursuant to the Offer; and

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there not being any temporary restraining order, preliminary or permanent injunction or order issued by any court of competent jurisdiction in the United States or other legal or regulatory restraint or prohibition in the United States preventing the consummation of the Merger being in effect, and no statute, rule, regulation or order in the United States being enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal, or enjoins the consummation of the Merger.

Representations and Warranties

The Merger Agreement contains representations and warranties of H&E and us. Some of the representations and warranties in the Merger Agreement made by H&E and us are qualified as to “materiality,” “knowledge”, with respect to H&E, “Company Material Adverse Effect” and, with respect to Herc, “Parent Material Adverse Effect.”

For purposes of the Merger Agreement, a “material adverse effect” means any fact, circumstance, event, development, change, effect or occurrence (each, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of a material adverse effect, (x) is having or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of H&E and its subsidiaries (“H&E Group”) or Herc and its subsidiaries (“Herc Group”), as applicable, taken as a whole or (y) would prevent H&E or Herc, as applicable, from consummating the transactions contemplated by the Merger Agreement; provided, however, that, with respect to clause (x) only, none of the following (by itself or when aggregated) will be deemed to be or constitute a material adverse effect or will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur (subject to the limitations set forth below):

•	(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

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(ii) changes in general conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings generally in the United States or any other country or (2) changes in exchange rates generally for the currencies of any country;

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(iii) the general conditions or trends, or changes in general conditions or trends in the industries in which the H&E Group or Herc Group, as applicable, operates or generally conducts business or where their products or services are sold;

•	(iv) changes in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

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(v) an Effect arising from or relating to national or international political or social conditions, including the engagement by any country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon any country, or any of its territories, possessions, or diplomatic or consular offices;

•	(vi) any Effect arising from or relating to any natural disaster, named storm, changes in weather or climate or any escalation or worsening of the foregoing;

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(vii) any Effect arising from the execution, announcement or performance of the Merger Agreement (including the identity of Herc, Merger Sub or their affiliates or the identify of H&E or their affiliates, as applicable) or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the H&E Group or Herc Group, as applicable, with employees, partnerships, labor unions, work councils, financing sources, suppliers, customers, partners, vendors, governmental authorities or any other person or other business relationships (other than, in each case, for purposes of any representation and warranty set forth in the Merger Agreement);

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(viii) the compliance by any party with the express terms of the Merger Agreement (other than any obligation to operate in the ordinary course), including any action taken or refrained from being taken as expressly required by the terms of the Merger Agreement;

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(ix) any action taken or refrained from being taken, in each case which Herc or H&E, as applicable, has expressly approved, consented to or requested in writing following the date of the Merger Agreement;

•	(x) changes in GAAP or other applicable accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

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(xi) changes in the price or trading volume of the H&E shares or any change in the credit rating of H&E or Herc, as applicable, or any of its securities, in and of itself (it being understood that any cause of such change may be taken into consideration when determining whether a material adverse effect has occurred);

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(xii) any failure, in and of itself, by the H&E Group or Herc Group, as applicable, to meet (A) any public estimates or expectations of H&E’s or Herc’s, as applicable, revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a material adverse effect and may be taken into consideration when determining whether a material adverse effect has occurred);

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(xiii) any transaction litigation or other legal proceeding threatened, made or brought by any of the current or former stockholders of H&E or Herc, as applicable (on their own behalf or on behalf of H&E or Herc, as applicable) against H&E or Herc, as applicable, any of its executive officers or other employees or any member of the H&E Board or the Herc Board, as applicable, arising out of the Merger or any other transaction contemplated by the Merger Agreement (but not any finally adjudicated breach of fiduciary duty or violation of law itself); except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent that such Effect has had a disproportionate adverse effect on H&E or Herc, as applicable, relative to other companies operating in the industries in which the H&E Group or Herc Group, as applicable, conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a material adverse effect.

In the Merger Agreement, H&E has made customary representations and warranties to us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of H&E and the organizational documents of H&E;

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the corporate power and authority of H&E to perform under the Merger Agreement and the binding nature of the Merger Agreement, including the inapplicability of a stockholder vote required to authorize or adopt the Merger Agreement or to consummate the transactions contemplated thereby and the fairness opinion of BofA Securities, Inc. (the “Advisor”);

•	the approved termination of the URI Merger Agreement;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the transactions contemplated by the Merger Agreement;

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the absence of any conflict or violation between the execution and delivery of and performance under the Merger Agreement by H&E and the consummation of the transactions contemplated by the Merger Agreement, on the one hand, and the organizational documents or certain agreements of H&E and its subsidiaries or applicable laws, on the other hand;

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the non-applicability of notices, consents, approvals, orders or authorizations, filings, registrations, or notifications with any governmental entity in connection with the execution and delivery of and performance under the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	H&E’s capitalization;

•	the subsidiaries of H&E;

•	H&E’s SEC filings;

•	H&E’s financial statements, internal controls and procedures;

•	the absence of certain undisclosed liabilities;

•	the absence of certain changes;

•	material contracts and the absence of any defaults under material contracts;

•	real property;

•	environmental matters;

•	H&E’s intellectual property and data privacy matters, including the absence of infringement of rights of others;

•	tax matters, including filings of tax returns and payment of taxes;

•	employee benefit matters;

•	labor matters;

•	permits;

•	compliance with applicable laws and regulatory requirements, including certain anti-corruption and anti-bribery laws and sanctions regulations;

•	the absence of legal proceedings and orders;

•	insurance coverage;

•	related persons transactions;

•	brokers;

•	personal property; and

•	the valid termination of the URI Merger Agreement.

In the Merger Agreement, we have made customary representations and warranties to H&E with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Herc and Merger Sub;

•	the organizational documents of Herc and Merger Sub;

•	the corporate authority and power of Herc and Merger Sub to perform under the Merger Agreement and the binding nature of the Merger Agreement;

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the absence of any conflict or violation between the execution and delivery of and performance under the Merger Agreement by Herc and Merger Sub and the consummation of the transactions contemplated by the Merger Agreement, on the one hand, and the organizational documents or certain agreements of Herc and Merger Sub or applicable laws, on the other hand;

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the non-applicability of notices, consents, approvals, orders or authorizations, filings (including the Form S-4), registrations, or notifications with any governmental entity in connection with the execution and delivery of and performance under the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement;

•	Herc’s capitalization;

•	the subsidiaries of Herc;

•	Herc’s SEC filings;

•	Herc’s financial statements, internal controls and procedures;

•	the absence of certain undisclosed liabilities;

•	the absence of certain changes;

•	real property;

•	environmental matters;

•	Herc’s intellectual property and data privacy matters, including the absence of infringement of rights of others;

•	tax matters, including filings of tax returns and payment of taxes;

•	employee benefit matters;

•	labor matters;

•	permits;

•	compliance with applicable laws and regulatory requirements, including certain anti-corruption and anti-bribery laws and sanctions regulations;

•	the absence of legal proceedings and orders;

•	insurance coverage;

•	related persons transactions;

•	the lack of ownership of H&E shares by Herc, Merger Sub or their respective controlled affiliates;

•	brokers;

•	personal property;

•	operations of Merger Sub;

•	the inapplicability of a stockholder vote of Herc required to authorize or adopt the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement;

•	the execution and delivery of debt commitment letter and debt fee letters;

•	valid issuance of the Herc common stock to be issued in connection with the Offer and the Merger;

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the absence of certain arrangements between Herc or any of its affiliates, on the one hand, and any executive officer, director or affiliate of H&E, on the other hand, that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act; and

•	the payment of the URI Agreement Termination Fee to URI on behalf of H&E.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

No Solicitation of Other Offers by H&E

Under the terms of the Merger Agreement, subject to certain exceptions, H&E has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the date (if any) the Merger Agreement is terminated, H&E will cause its subsidiaries and their respective officers, directors and employees not to, and shall direct any other external representatives acting on its or their behalf not to and shall not authorize any such representatives to, directly or indirectly:

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solicit, initiate, propose or induce the making, submission or announcement of, or facilitate, assist or knowingly encourage, any inquiry or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement);

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furnish to any person any non-public information relating to the H&E Group or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the H&E Group, in connection with any Acquisition Proposal or any action that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to facilitate, assist or knowingly encourage, an Acquisition Proposal or any inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

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participate or engage in discussions, communications or negotiations with any Person with respect to an Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal (other than informing such persons of the non-solicitation provisions in the Merger Agreement);

•	approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

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enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction, other than an acceptable confidentiality agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction (other than an acceptable confidentiality agreement), an “Alternative Acquisition Agreement”); or

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take any action to exempt any third party from the restrictions on “business combinations” set forth in Section 203 of the DGCL (as such term is defined in Section 203 of the DGCL) or any other applicable “anti-takeover” statutes or otherwise cause such restrictions not to apply.

Superior Proposal

However, from the date of the Merger Agreement until the Offer Acceptance Time, in response to a bona fide written Acquisition Proposal that did not result from a breach of the “No Solicitation or Negotiation” provision of the Merger Agreement, H&E may:

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directly or indirectly, through one or more of their representatives (including the BofA Securities), contact the person or group of persons making such Acquisition Proposal solely to clarify any ambiguous terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or would reasonably be expected to constitute, a Superior Proposal (as defined in the Merger Agreement); and

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upon a good faith determination by the H&E Board (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be or would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, participate or engage in discussions or negotiations with, furnish any non-public information relating to the H&E Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the H&E Group pursuant to an acceptable confidentiality agreement to any person or its representatives that has made or delivered to H&E such Acquisition Proposal, and otherwise facilitate such Acquisition Proposal or assist such person (and its representatives, prospective debt and equity financing sources and/or their respective representatives) with such Acquisition Proposal (in each case, if requested by such Person); provided, that, prior to taking any such action, the H&E Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal; provided, however, that (x) H&E will substantially concurrently provide to Herc and its representatives any non-public information that is provided to any person or its representatives given such access that was not previously made available to Herc and (y) the H&E Group shall not provide (and shall not permit any of their respective representatives to provide) any competitively sensitive non-public information to any person who is or whose controlled affiliates are a competitor of the H&E Group, except in accordance with customary “clean room” or other similar procedures designed to manage the disclosure of competitively sensitive information.

Change of Recommendation

Except as discussed below, the H&E Board may not:

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the H&E Board Recommendation in a manner adverse to Herc;

•	adopt, approve, recommend or otherwise declare advisable an Acquisition Proposal or approve, recommend, declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement;

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fail to include the H&E Board Recommendation in the Schedule 14D-9 or, if any Acquisition Proposal (other than an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2) has been made public, fail to reaffirm the H&E Board Recommendation upon written request of Herc within the earlier of three business days prior to the then scheduled Expiration Date or five business days after Herc requests in writing such reaffirmation with respect to such Acquisition Proposal (provided, that any action expressly permitted by the Merger Agreement will be deemed to not be a failure to reaffirm the H&E Board Recommendation; and provided further, however that Herc may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently modified in which case Herc may make such request once each time such a modification is made);

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with respect to an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, fail to recommend unequivocally against acceptance of such offer within ten business days of commencement of such offer (or within ten business days of a material modification of such offer);

•	agree, authorize or commit to do any of the foregoing (any action described in this bullet point and the preceding bullet points, a “H&E Board Recommendation Change”); or

•	cause or permit the H&E Group to enter into an Alternative Acquisition Agreement.

However, prior to the Offer Acceptance Time, the H&E Board may affect an H&E Board Recommendation Change in response to any Intervening Event (as defined below) if and only if:

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the H&E Board determines in good faith, after consultation with outside legal counsel, that an Intervening Event has occurred and that a failure to effect an H&E Board Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable law;

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H&E has provided prior written notice to Herc at least four business days in advance of effecting an H&E Board Recommendation Change (the “Event Notice Period”) to the effect that the H&E Board (or a committee thereof) has resolved to effect an H&E Board Recommendation Change, which notice will specify the applicable Intervening Event in reasonable detail; and

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prior to effecting such H&E Board Recommendation Change, H&E and its representatives, during such Event Notice Period, must have (A) negotiated with Herc and its representatives in good faith (to the extent that Herc desires to so negotiate) to allow Herc to offer such adjustments to the terms and conditions of the Merger Agreement to obviate the need to effect an H&E Board Recommendation Change, in response to such Intervening Event; (B) taken into account any adjustments to the terms and conditions of the Merger Agreement proposed by Herc and other information provided by Herc in response to the notice described in the preceding bullet, in each case, that are offered in writing by Herc, no later than 11:59 p.m., Eastern Time, on the last day of the Event Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by H&E; and (C) thereafter determined in good faith, after consultation with outside legal counsel, that a failure to effect an H&E Board Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable law; provided that in the event of any modifications to such Intervening Event, H&E will be required to deliver a new written notice to Herc and to comply with the requirements of the section of the Merger Agreement described in this paragraph with respect to such new written notice (it being understood that the “Event Notice Period” in respect of such new written notice will be two business days).

Additionally, prior to the Offer Acceptance Time, if, and only if, H&E has received a bona fide written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement that has not been withdrawn that the H&E Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the H&E Board may (A) effect an H&E Board Recommendation Change with respect to such Superior Proposal; or (B) authorize H&E to terminate the Merger Agreement in accordance with its terms to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of the Merger Agreement; provided, however, that the H&E Board (or a committee thereof) will not take any action described in the foregoing clauses (A) or (B) unless

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the H&E Board determines in good faith, after consultation with outside legal counsel, that a failure to effect an H&E Board Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law;

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H&E has delivered a written notice to Herc at least four business days in advance of effecting an H&E Board Recommendation Change or terminating the Merger Agreement (the “Proposal Notice Period”) to the effect that the H&E Board (or a committee thereof) has (A) determined that the Acquisition Proposal that is the basis of the proposed action of the H&E Board constitutes a Superior Proposal and (B) resolved to effect an H&E Board Recommendation Change or to terminate the Merger Agreement absent any revision to the terms and conditions of the Merger Agreement, which notice will include a copy of the proposed agreement in respect of the Acquisition Proposal and specify the identity of the person or “group” of persons making such Acquisition Proposal; and (ii) prior to effecting such H&E Board Recommendation Change or termination, H&E and its representatives, during the Proposal Notice Period, must have negotiated with Herc and its representatives in good faith (to the extent that Herc desires to so negotiate) to offer (in a manner that would constitute a binding agreement between the parties if accepted by H&E) such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any modifications to such Acquisition Proposal, H&E will be required to deliver a new written notice to Herc (it being understood that the “Proposal Notice Period” in respect of such new written notice will be two business days); and, provided further, that notwithstanding anything to the contrary in the Merger Agreement, under no circumstances will H&E be permitted to terminate the Merger Agreement in order to enter into (or to cause any of its Affiliates to enter into) a definitive Alternative Acquisition Agreement with URI or any of its Affiliates; and

•

in the event of any termination of the Merger Agreement in order to cause or permit the H&E Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, H&E will have validly terminated the Merger Agreement in accordance with its terms, including paying the H&E Termination Fee.

For purposes of the Merger Agreement, “Intervening Event” means a material event, fact, circumstance, development or occurrence with respect to H&E and its subsidiaries or the business of H&E and its subsidiaries, in each case taken as a whole, that (i) was not known to, or reasonably foreseeable by, the H&E Board as of the date of the Merger Agreement, and (ii) first becomes actually known to the H&E Board after the date of the Merger Agreement and prior to the Offer Acceptance Time; provided that none of the following shall be deemed to constitute an Intervening Event: (A) any event, fact, circumstance, development or occurrence that involves or relates to (x) any Acquisition Proposal (or any proposal or inquiry that constitutes, could constitute or could reasonably be expected to lead to, an Acquisition Proposal) or (y) the mere fact, in and of itself, that H&E meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of H&E shares or the credit rating of H&E (it being understood that the underlying cause of any of the foregoing in this clause (y) may be considered and taken into account), (B) any event, fact, circumstance, development or occurrence that results from the announcement or pendency of the Merger Agreement or the transactions contemplated by the Merger Agreement or any actions required to be taken or to be refrained from being taken pursuant to the Merger Agreement, or (C) any change in GAAP or in any applicable law or any event, change, development, circumstance, fact or effect that is the result of factors generally affecting the industries in which H&E and its subsidiaries operate, in the geographic markets in which they operate or where their products or services are sold.

Nothing in the Merger Agreement will prohibit H&E or the H&E Board (or a committee thereof) from (i) taking and disclosing to the stockholders of H&E a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the H&E Board (or a committee thereof) to the stockholders of H&E pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); or

(ii) making any disclosure to the stockholders of H&E as required by applicable law, regulation or stock exchange rule or listing agreement.

Conduct of Business Before Completion of the Merger

Restrictions on H&E’s Operations

The Merger Agreement provides that, except (a) as expressly contemplated by the Merger Agreement or required by applicable law; (b) as set forth in the confidential disclosure letter that H&E delivered to Herc and Merger Sub in connection with the execution and delivery of the Merger Agreement (the “H&E Disclosure Letter”); or (c) as requested or approved by Herc in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, H&E will, and will cause each of its subsidiaries to, use its reasonable best efforts to: (i) conduct its business and operations in the ordinary course of business in all material respects, (ii) maintain H&E’s existence in good standing (to the extent applicable) pursuant to applicable law, (iii) preserve intact its material assets, properties, contracts or other material legally binding understandings, licenses and business organizations and (iv) preserve its current material relationships with customers vendors, distributors, partners (including system integrators, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other persons with which the H&E Group has material business relations.

In addition, except (i) as set forth in the H&E Disclosure Letter, (ii) as approved by Herc in writing (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of the Merger Agreement or required by applicable law, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, H&E will not, and will not permit any of its subsidiaries to:

•	amend its charter, bylaws, or any other similar organizational document;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge, dispose of, transfer, lease, license, guarantee, encumber or otherwise enter into any contract or other agreement, understanding or arrangement with respect to the voting of, any equity security of H&E, except (A) for the issuance or sale of H&E shares in connection with the settlement of H&E RSAs and H&E PSUs outstanding as of the date of the Merger Agreement in accordance with their terms and the applicable H&E Equity Plans in effect on February 19, 2025; or (B) by a wholly owned subsidiary to H&E or another wholly owned subsidiary;

•

direct or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases, withholdings, or cancellations of equity securities of H&E in connection with the exercise or settlement or other disposition or issuance of H&E equity-based awards issued under the H&E Equity Plans; or (B) transactions between H&E and any of its direct or indirect subsidiaries;

•

(A) adjust, split, combine, reclassify, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock, or issue or authorize or propose the issuance of any other equity securities of H&E in respect of, in lieu of or in substitution for, any shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of any shares of capital stock or other equity or voting interest, except for (i) cash dividends made by any direct or indirect wholly owned subsidiary to H&E, or one of H&E’s other wholly owned subsidiaries or (ii) cash dividends that are consistent with past practice, in an amount not to exceed the amount set forth in the H&E Disclosure Letter, and with record and payment dates consistent with past practice of H&E during the prior 12 months; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

•

(A) incur or assume any indebtedness (including any long-term or short-term debt) or issue any debt securities, warrants or other rights to acquire any debt security, except (1) for trade payables incurred in the ordinary course of business; (2) obligations incurred pursuant to business credit cards in the ordinary course of business; (3) intercompany loans or advances between or among H&E and its direct or indirect wholly owned subsidiaries; (4) borrowings under the that certain sixth amended and restated credit agreement, dated as of February 2, 2023, by and among H&E, as borrower, certain other subsidiaries of H&E, as the other borrowers party thereto, the lenders party thereto, Wells Fargo Bank, National Association as the administrative agent and the other parties thereto, and as further supplemented, amended, restated or amended and restated, in the ordinary course of business not to exceed $50,000,000 per calendar month, net of any repayments during such one-calendar month period; (5) accrued and unpaid interest under the 3.875% senior notes due 2028, issued pursuant to the indenture that certain indenture, dated as of December 14, 2020, by and among H&E, each of the guarantors party thereto, and the Bank of New York Mellon Trust Company, N.A., as trustee in accordance with the terms set forth therein; (6) liabilities pursuant to or in connection with letters of credit, banker’s acceptances, bank guarantees or similar items (in each case whether or not drawn, contingent or otherwise) incurred in the ordinary course of business; and (7) liabilities pursuant to capital or finance leases (as determined in accordance with GAAP) incurred in the ordinary course of business; provided that in the case of clause (7), such liabilities may not exceed $5,000,000 in the aggregate or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations of any direct or indirect wholly owned subsidiaries otherwise incurred in compliance with the terms of the Merger Agreement;

•

mortgage or pledge any of its and its subsidiaries’ assets, tangible or intangible, or create or incur any lien thereupon (other than permitted liens), other than in connection with financing transactions permitted by the Merger Agreement or consented to by Herc;

•

make any loans, advances or capital contributions to, or investments in, any other person, except for (1) advances to directors, officers and other employees of H&E or any of its subsidiaries for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the H&E Group’s policies related thereto; and (2) loans, advances or capital contributions to, or other extensions of credit or investments in, H&E or any direct or indirect wholly owned subsidiaries of H&E;

•

acquire any properties or assets of any person in excess of $5,000,000 in the aggregate per quarter, other than the acquisition of inventory (including rental equipment not to exceed $330,000,000 in the aggregate) or services by the H&E Group in the ordinary course of business;

•

lease, license, sell, sell and leaseback, abandon, transfer, assign, guarantee, divest, cancel, abandon, allow to lapse or expire, exchange, or otherwise dispose of, or incur, permit or suffer to exist the creation of any encumbrance (other than any permitted liens) upon, any properties or assets, tangible or intangible (including intellectual property), product lines or businesses of H&E or any of its subsidiaries, including capital stock or other equity interests of any of its subsidiaries in excess of $5,000,000 in the aggregate per quarter, other than (1) the sale, lease or license of products or services of the H&E Group (not including Intellectual Property rights) in the ordinary course of business; (2) sale of obsolete assets (not including intellectual property rights); (3) non-exclusive licenses of intellectual property rights entered into in the ordinary course of business; and (4) the sale of rental equipment in the ordinary course of business, not to exceed $71,500,000 in the aggregate;

•	encumber or dispose of any real property owned by H&E or any of its subsidiaries or acquire a fee interest in any real property;

•

(A) increase or decrease in any manner the compensation or benefits of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the H&E Group; (B) become a party to, establish, adopt, amend, commence participation in, enter into or terminate any employee plan or any arrangement that would have been an employee plan had it been entered into prior to the date of the Merger Agreement; (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any employee plan; (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee plan; (E) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any employee of the H&E Group; or (F) hire, terminate (other than for “cause”), furlough or temporarily lay off any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the H&E Group with an annual base salary or wage rate (or, in the case of non-employee service providers, equivalent compensation) of $150,000 or more;

•

become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement, labor union contract or trade union agreement or other contract with any labor union, works council or other labor organization covering any employees of the H&E Group or by which any member of the H&E Group is a party to or otherwise bound (each, a “Collective Bargaining Agreement”) or any arrangement that would have been a Collective Bargaining Agreement had it been entered into prior to the date of the Merger Agreement, other than in connection with negotiations pursuant to any Collective Bargaining Agreement;

•	cancel, modify or waive any debts or similar claims held by H&E or any of its subsidiaries having in each case a value in excess of $200,000;

•

amend any permit in any material respect, or allow any such permit to lapse, expire or terminate (except where the lapse, expiration or termination of any such permit is with respect to a permit that has become obsolete, redundant or no longer required by applicable Law);

•

settle, release, waive or compromise any pending or threatened legal proceeding or other claim, except for the settlement of any legal proceeding or other claim that is (A) for solely monetary payments of, net of insurance recovery, no more than $250,000 individually or $500,000 in the aggregate; or (B) settled in compliance with the Merger Agreement; provided, that neither H&E nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on H&E’s business;

•

except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or practices, including with respect to any accounting method or accounting period used for tax purposes;

•

(A) make (other than in the ordinary course of business), rescind or change any material tax election; (B) settle, consent to or compromise any material tax claim or assessment or surrender a right to a material tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material tax, material tax return, tax claim or tax assessment (other than pursuant to extensions of time to file any tax return obtained in the ordinary course of business); (D) file an amended tax return that could materially increase the taxes payable by any member of the H&E Group; or (E) request any rulings, determinations, or similar statements from, or enter into a closing agreement with, any governmental authority regarding any tax;

•	incur or commit to incur any capital expenditure(s) other than consistent with the capital expenditure budget set forth in the H&E Disclosure Letter;

•

(A) modify or amend (other than (i) de minimis or ministerial amendments or (ii) amendments relating to ordinary course extensions or renewals with a term of 12 months or less), or voluntarily terminate or consent to the termination of, or waive, assign, encumber or release any material rights under, any material contract or (B) enter into any contract that would have been a material contract if such contract was in existence as of the date of the Merger Agreement;

•	maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

•

engage in any transaction with, or enter into any agreement, arrangement or understanding with, any controlled affiliate of H&E or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

•

effectuate or announce any closing, employee layoff, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in liability of the H&E Group under the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local Law, regulation or ordinance;

•

acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material portion thereof or material equity interest therein or enter into any joint venture, limited liability company, legal partnership, strategic alliance or similar arrangement (excluding, for avoidance of doubt, any commercial agreements that do not involve the formation of an entity with any person);

•

waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

•	adopt or implement any stockholder rights plan or similar arrangement; or

•	enter into, authorize any of, or agree or commit to enter into a contract to do any of the foregoing.

Restrictions on Herc’s Operations

The Merger Agreement provides that, except (a) as expressly contemplated by the Merger Agreement or required by applicable law; (b) as set forth in the confidential disclosure letter that Herc delivered to H&E in connection with the execution and delivery of the Merger Agreement (the “Herc Disclosure Letter”); or (c) as requested or approved by H&E in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, Herc will, and will cause each of its subsidiaries to, use its reasonable best efforts to: (i) conduct its business and operations in the ordinary course of business in all material respects, (ii) maintain Herc’s existence in good standing (to the extent applicable) pursuant to applicable law, (iii) preserve intact its material assets, properties, contracts or other material legally binding understandings, licenses and business organizations and (iv) preserve its current material relationships with customers vendors, distributors, partners (including system integrators, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other persons with which the Herc Group has material business relations.

In addition, except (i) as set forth in the Herc Disclosure Letter, (ii) as approved by H&E in writing (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of the Merger Agreement or required by applicable law, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, Herc will not, and will not permit any of its subsidiaries to:

•

amend its charter, bylaws, or any other similar organizational document in a manner that would be disproportionately adverse to the H&E stockholders (for the avoidance of doubt, in their capacity as future holders of Herc common stock) relative to the treatment of existing holders of Herc common stock;

•

propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than, with respect to entities other than Herc, any such actions undertaken in connection with tax planning, corporate or internal reorganizations or restructurings, or otherwise in the ordinary course of business and that would not be disproportionately adverse to H&E stockholders (for the avoidance of doubt, in their capacity as future holders of Herc common stock) relative to the treatment of existing holders of Herc common stock;

•

issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge, dispose of, transfer, lease, license, guarantee, encumber or otherwise enter into any contract or other agreement, understanding or arrangement with respect to the voting of, any equity security of Herc, except (A) for the issuance or sale of Herc common stock in connection with the settlement of Herc RSAs and Herc PSUs outstanding as of the date of the Merger Agreement in accordance with their terms and the applicable Herc Equity Plans in effect on February 19, 2025; or (B) by a wholly owned subsidiary to Herc or another wholly owned subsidiary;

•

(i) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) in respect of any its capital stock, other equity interests or voting securities, other than (A) dividends paid by any direct or indirect wholly owned subsidiary of Herc to Herc or to any other direct or indirect wholly owned subsidiary of Herc, (B) in connection with transactions that would require an adjustment to the Offer Price and the Per Share Price and for which the proper adjustment is made or (C) regular quarterly cash dividends declared in the ordinary course of business that are consistent with past practice in all material respects, in an amount not to exceed the applicable amounts set forth in the Herc Disclosure Letter, and with record and payment dates consistent in all material respects with past practice of Herc during the prior 12 months; or (ii) other than as permitted by the Merger Agreement, split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than (1) transactions involving only wholly owned subsidiaries of Herc or (2) in connection with transactions that would require an adjustment to the Offer Price and the Per Share Price and for which the proper adjustment is made; or

•	enter into, authorize any of, or agree or commit to enter into a contract to do any of the foregoing.

Filings, Consents and Approvals

Subject to the terms and conditions set forth in the Merger Agreement, Herc and Merger Sub, on the one hand, and H&E, on the other hand, have agreed to use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

•

with respect to antitrust laws, (1) cooperate and coordinate (and cause its respective affiliates to cooperate and coordinate) with the other in the making of such filings; (2) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (3) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC or the DOJ with respect to the Offer and the Merger; and (4) take all action necessary and otherwise consistent with the Merger Agreement to cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act, including requesting early termination of the HSR Act waiting period;

•

obtaining all consents, waivers and approvals and delivering all notifications pursuant to any material contracts in connection with the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, so as to maintain and preserve the benefits to the Surviving Corporation of such material contracts as of and following the consummation of the Offer and the Merger; and

•	executing and delivering any contracts and other instruments that are reasonably necessary to consummate the Merger.

Additionally, subject to the terms and conditions of the Merger Agreement, neither Herc or Merger Sub, on the one hand, nor H&E, on the other hand, will take any action, or omit to take any action, which action or omission is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting (i) the consummation of the Merger; or (ii) the ability of such parties to fully perform their obligations pursuant to the Merger Agreement.

Neither H&E nor any of its subsidiaries shall be required to (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guarantee) or concede anything of value, (ii) amend or otherwise modify any contract or make any accommodation, commitment or incur any liability or obligation to any third party, or (iii) agree or commit to do any of the foregoing, in each case in connection with obtaining any third-party consent to any contract; provided, however, that upon the written request of Herc, H&E will (and will cause its subsidiaries to) use reasonable best efforts to take any such actions so long as the effectiveness of such action is contingent on the Closing and the cost thereof would be borne by Herc or the Surviving Corporation.

Herc Board of Directors

Prior to the Closing date, Herc will take all necessary actions to cause two individuals from the H&E Board of Herc’s choosing to be appointed to the Herc Board immediately following the Effective Time. Each such person will meet the criteria for service on the Herc Board under applicable law and NYSE rules and Herc’s corporate governance guidelines and any other criteria established by the Herc Board that are generally applicable to members of the Herc Board.

Financing Covenant

Any debt financing obtained by Herc or Merger Sub in connection with the transactions contemplated by the Merger Agreement (the “Debt Financing”), or any alternative financing, is not a condition to the Offer or the Merger. The Merger Agreement provides that Herc and its affiliates shall use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Debt Financing and to consummate the Debt Financing on or prior to the Closing Date, including using reasonable best efforts to (i) comply with and maintain in effect the Commitment Letter (subject to certain customary exceptions); (ii) satisfy, or obtain a waiver thereof, on a timely basis the conditions precedent expressly set forth or referred to in the Commitment Letter (the “Commitment Conditions”) to the extent within the control of Herc and its affiliates; (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing to the extent required to pay the Required Amount (after taking into account any cash on hand, available lines of credit (including under H&E’s existing revolving credit and securitization facilities) and other sources of immediately available funds), which shall reflect the terms contained in the Commitment Letter (including any “market flex” provisions (if any) related thereto) or on such other terms acceptable to Herc that would not constitute an Adverse Effect on Financing (as defined below) as compared to those set forth in the Commitment Letter; and (iv) in the event that the Offer Conditions (as defined below) have been satisfied or waived or, upon funding would be satisfied, consummate the Debt Financing.

Herc and its affiliates shall give H&E prompt notice of any material breach, repudiation or threatened material breach or repudiation by any party to the Commitment Letter of which Herc or its affiliates becomes aware; provided that none of Herc or Merger Sub shall be required to disclose or provide any such information, the disclosure of which, in the judgement of Herc upon advice of outside counsel, is subject to attorney-client privilege or which would be in violation of any confidentiality obligation.

In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions (if any)) (other than as a result of H&E’s breach of any provision of the Merger Agreement or failure to satisfy the conditions set forth therein), then Herc and its affiliates shall (i) promptly notify H&E thereof and the reasons therefor, (ii) use reasonable best efforts to obtain alternative financing on terms and conditions, taken as a whole, no less favorable to Herc than the Commitment Conditions, not involving any conditions that would constitute an Adverse Effect on Financing (as defined below) as compared to those set forth in the Commitment Letter, that, when taken together with the portion of the Debt Financing that remains available and any cash on hand, available lines of credit (including under H&E’s existing revolving credit and securitization facilities) and other sources of immediately available funds, is at least equal to the Required Amount, as promptly as practicable following the occurrence of such event, and (iii) use reasonable best efforts to obtain, and when obtained, provide H&E with a true and complete copy of, a new financing commitment that provides for such alternative financing.

Without the prior written consent of H&E, Herc and its affiliates shall not amend, modify, supplement, restate, assign, substitute or replace the Commitment Letter or any documents contemplated by the Debt Financing if such amendment, modification, supplement, restatement, assignment, substitution or replacement would (A) impose additional conditions precedent or expand upon the conditions precedent to the funding of the Debt Financing, (B) reduce the amount of the Debt Financing or the net cash proceeds available from the Debt Financing to an amount that is less than the Required Amount (after taking into account any cash on hand, available lines of credit (including under H&E’s existing revolving credit and securitization facilities) and other sources of immediately available funds), (C) prevent or materially delay or make materially less likely the funding of the Debt Financing (or the satisfaction of the Commitment Conditions) on the Closing Date or materially impair, delay or prevent the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (D) materially adversely affect Herc’s ability to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger or (E) materially adversely impact the ability of Herc or any of its affiliates’ to enforce their respective rights against the sources of Debt Financing or any of the other parties to the Commitment Letters or the definitive agreements with respect thereto (clauses (A) through (E), each an “Adverse Effect on Financing”).

For purposes of the Merger Agreement, “Required Amount” means the minimum amount sufficient to finance (i) the payment of the aggregate Per Share Price, the H&E PSU Consideration and H&E RSA

Consideration to which holders of Shares, H&E PSUs and Single-Trigger RSAs will be entitled at the Effective Time pursuant to the Merger Agreement and (ii) the payment of all fees and expenses, in the case of each of clauses (i) and (ii), to the extent required to be paid by Herc or Merger Sub on the Closing Date in connection with consummation of the transactions contemplated by the Merger Agreement, including the Offer, the Merger, repaying all principal, interest and fees outstanding under H&E’s credit agreement and the redemption and/or discharge.

Financing Cooperation

H&E will, and will cause its subsidiaries to, use reasonable best efforts (at Herc’s sole cost and expense) to, and use reasonable best efforts to cause representatives of itself and its subsidiaries to, provide such cooperation as is customary and reasonably requested by Herc in connection with any Debt Financing, which cooperation will include:

•

as promptly as practicable, furnishing Herc with certain financial statements and other information regarding H&E and its subsidiaries (“Required Information”) and other customary or pertinent information regarding H&E and its subsidiaries;

•

participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and drafting sessions with providers or potential providers of the Debt Financing and rating agencies during normal business hours and at mutually agreed times and locations;

•

reasonably assisting Herc in the preparation of materials customarily requested to be used in connection with obtaining the Debt Financing, including rating agency presentations, road show materials, bank information memoranda, credit agreements, registration statements, prospectuses, offering memoranda, bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof;

•	assisting Herc with Herc’s preparation of pro forma financial information and projections, estimates of cost savings, synergies and post-closing adjustments;

•

reasonably cooperating with the marketing efforts for any portion of the Debt Financing, including using its reasonable best efforts to ensure that any syndication efforts benefit from its existing lending relationships and using reasonable best efforts to assist Herc in obtaining any credit ratings in connection with the Debt Financing;

•	providing customary authorization letters authorizing the distribution of information provided by H&E or its subsidiaries to prospective lenders;

•

causing the independent accountants of H&E to (A) render customary “comfort letters” (including customary negative assurance comfort and change period comfort) with respect to financial information regarding H&E and its subsidiaries contained in any materials relating to the Debt Financing, (B) provide consents for use of their reports and opinions in any documents filed or furnished by Herc with the SEC or in any other materials or disclosures relating to the Debt Financing in which financial information of H&E and its subsidiaries is included and (C) participate in a reasonable number of due diligence sessions;

•

delivering information and documentation related to H&E and its subsidiaries with respect to compliance under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department;

•

(A) assisting with the pledging of collateral for the Debt Financing, including by permitting the evaluation or appraisal of assets, assisting with field audits, due diligence examinations and evaluations of the current assets, inventory and cash management systems of H&E and its subsidiaries,

(B) assisting with obtaining landlord waivers, consents or estoppels, and (C) assisting with obtaining releases of existing liens;

•	taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Herc to permit the consummation of the Debt Financing;

•

cooperating in satisfying the conditions precedent set forth in any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, H&E and its subsidiaries; and

•

assisting with the preparation and execution of definitive documents for the Debt Financing (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangements, other definitive financing documents, or other certificates or documents).

Neither H&E nor any of its subsidiaries would be required to (i) waive or amend any terms of the Merger Agreement, pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities prior to the Closing Date; (ii) enter into, approve, modify or perform any definitive agreement or commitment or distribute any cash (except to the extent subject to concurrent reimbursement by Herc) that will be effective prior to the Closing Date; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Closing Date; (iv) take any action that, in the good faith determination of H&E, would unreasonably interfere with the conduct of the business of H&E and its subsidiaries in any material respect; (v) except to the extent contemplated with respect to Required Information, prepare separate financial statements to the extent not customarily prepared; (vi) adopt any resolutions, execute any consents or otherwise take any corporate or similar action to be effective prior to the Closing; (vii) provide any legal opinion on or prior to the Closing; (viii) take any action that will conflict with or violate its organizational documents or any applicable laws in any material respect or would result in a material violation or breach of, or default under, any material agreement to which any member of the H&E Group is a party or (ix) prepare or provide certain excluded information.

Herc will reimburse H&E for all reasonable and documented out-of-pocket costs and expenses incurred by H&E in connection with the cooperation of H&E with the Debt Financing and indemnify and hold harmless H&E and its representatives from and against any and all losses incurred by them in connection with the arrangement of any Debt Financing (other than to the extent arising from inaccuracy of any historical financial information furnished in writing by or on behalf of H&E, its affiliates and its affiliates’ representatives), subject to customary exceptions including for gross negligence, bad faith or willful misconduct.

H&E shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Information provided to Herc as may be necessary in accordance with the requirements set forth in the Merger Agreement. H&E has agreed to (A) file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) use its reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC. If, in connection with a marketing effort contemplated in connection with the Debt Financing, Herc reasonably requests H&E to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to H&E and its subsidiaries, which Herc reasonably determines (and which H&E does not unreasonably object) to include in a customary offering document for the Debt Financing, then H&E shall file a Current Report on Form 8-K containing such material non-public information.

Treatment of H&E Equity Awards

H&E Single-Trigger RSAs (as defined in the Merger Agreement) that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled in exchange for (A) an amount in cash equal to the product of (x) the aggregate number of shares of H&E shares subject to such Single-Trigger RSA, multiplied by (y) $78.75, and (B) a number of shares of Herc common stock equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E Single-Trigger RSA, multiplied by (y) 0.1287, in each case, less any applicable withholding taxes.

H&E restricted stock awards (“H&E RSAs”) that are not Single-Trigger RSAs that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled and substituted with an award of restricted stock units of Herc under the Herc 2018 Omnibus Incentive Plan (“Herc RSUs”) in respect of a number of shares of Herc common stock equal to (rounded down to the nearest whole number) (A) the number of shares of H&E shares subject to such H&E RSA immediately prior to the Effective Time of the Merger multiplied by (B) the Equity Award Exchange Ratio (as defined below). Except as specifically provided in the Merger Agreement, following the Effective Time, each Herc RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable than the forfeiture conditions that were applicable to the corresponding H&E RSA immediately prior to the Effective Time of the Merger. In the event that the employment of a holder of a Herc RSU is terminated following the Effective Time by Herc or H&E “without cause”, by such employee for “good reason”, or as a result of such employee’s death or disability, then any Herc RSUs that are unvested will become immediately vested upon such termination of employment.

Except as set forth in the Merger Agreement, H&E PSU awards (together with the H&E Single-Trigger RSAs, the “H&E Single-Trigger Equity Awards”), whether vested or unvested, that are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled in exchange for (A) a cash amount equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E PSU award immediately prior to the Effective Time of the Merger (together with any accrued and unpaid dividends or dividend equivalents corresponding to such H&E PSU, and with the number of H&E PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (y) $78.75, plus (B) a number of shares of Herc common stock equal to the product of (x) the aggregate number of shares of H&E shares subject to such H&E PSU (with the number of H&E PSUs deemed to be earned based on “target” performance for any performance periods that have not ended prior to the Effective Time of the Merger and “actual” performance for any performance periods that have ended prior to the Effective Time), multiplied by (y) 0.1287, in each case, less any applicable withholding taxes.

H&E PSU awards that are not H&E Single-Trigger Equity Awards that were granted on or after May 1, 2025, whether vested or unvested, and are outstanding as of immediately prior to the Effective Time of the Merger will be cancelled and substituted with an award of Herc RSUs in respect of a number of shares of Herc common stock equal to (rounded down to the nearest whole number) (A) the number of shares of H&E shares subject to such H&E PSU immediately prior to the Effective Time of the Merger multiplied by (B) the Equity Award Exchange Ratio. Except as specifically provided in the Merger Agreement, following the Effective Time of the Merger, each Herc RSU will vest according to the same vesting schedule and will have forfeiture conditions no less favorable than the forfeiture conditions that were applicable to the corresponding H&E PSU award immediately prior to the Effective Time. In the event that the employment of a holder of such a Herc RSU is terminated following the Effective Time by Herc or H&E “without cause”, by such employee for “good reason”, or as a result of such employee’s death or disability, then any such Herc RSUs that are unvested will become immediately vested upon such termination of employment.

“Equity Award Exchange Ratio” means (A) the Per Share Price (as defined in the Merger Agreement) divided by (B) the volume weighted average of the closing sale prices per share of Herc common stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third business day prior to the closing date (the amount in clause (B) being the “VWAP”).

Employee Matters; Employee Benefits

From and after the Effective Time of the Merger, Herc and its affiliates will honor all of the H&E employee benefit plans in accordance with their terms. However, nothing will prohibit Herc or its affiliates from amending, modifying or terminating any such H&E employee benefit plan.

During the one-year period immediately following the Effective Time, Herc has agreed to provide each employee of H&E who becomes an employee of Herc or one of its subsidiaries as of the Effective Time of the Merger (“Continuing Employees”), compensation and benefits substantially comparable to those provided by Herc or its affiliates to similarly-situated employees of Herc or its affiliates (excluding any stock-based compensation and defined-benefit pension plans) (the “Benefits Continuation Requirement”); provided, that the provision of compensation and benefits to Continuing Employees that are substantially the same as those provided to Continuing Employees by H&E immediately prior to the closing date (excluding any stock-based compensation and defined-benefit pension plans) will be deemed to satisfy the Benefits Continuation Requirement as well.

Herc agreed under the Merger Agreement to recognize years of service with H&E or its subsidiaries under employee benefit plans maintained by Herc or its affiliates for the benefit of Continuing Employees for purposes of eligibility to participate, vesting and for purposes of future vacation accrual and determining severance amounts, except that (i) such service need not be credited to the extent that any such recognition would result in a duplication of benefits, (ii) such service will only be credited to the same extent and for the same purpose as such service was credited under analogous H&E employee benefit plan, and (iii) no service will be required to be credited under any plan that provides for defined benefit pension, or post-employment or retiree welfare benefits. Herc agreed under the Merger Agreement to waive certain participation restrictions for Continuing Employees who become eligible to participate in Herc health and welfare plans and to cause eligible expenses incurred by Continuing Employees and covered dependents during the portion of the plan year ending on the closing date to be given full credit for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements.

If requested by Herc no later than ten days prior to the Effective Time of the Merger, H&E will cause H&E’s United States tax-qualified defined contribution plan (the “H&E 401(k) Plan”) to be terminated effective immediately prior to the Effective Time of the Merger, subject to the occurrence of the Effective Time; provided, that H&E’s obligation to comply with such request shall be conditioned on Herc first providing H&E with confirmation that Continuing Employees will be eligible to participate a in tax-qualified defined contribution plan of Herc (a “Herc Plan”) immediately following the Effective Time of the Merger and confirmation that employee loan balances will be eligible for rollover into such Herc Plan.

Directors’ and Officers’ Indemnification and Insurance

The Surviving Corporation and its subsidiaries will (and Herc will cause the Surviving Corporation and its subsidiaries to) honor and fulfill, in all respects, the obligations of the H&E Group pursuant to any indemnification agreements between a member of the H&E Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the H&E Group prior to the Effective Time) (collectively, the “Indemnified Persons”) that are made available to Herc for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will (and Herc will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation from liabilities and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the charter, the bylaws and the other similar organizational documents of the subsidiaries of H&E, as applicable, as of the date of the Merger Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

Without limiting the generality of the provisions set forth above, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Herc will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law and the charter, the bylaws and the other similar organizational documents of the subsidiaries of H&E, as applicable, as of the date of the Merger Agreement, or pursuant to any indemnification agreements with H&E and any of its subsidiaries in effect on the date of the Merger Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the H&E Group or its affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Merger, as well as any actions taken by H&E or Herc and Merger Sub with respect thereto, except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Herc a written notice asserting a claim for indemnification pursuant to the Merger Agreement, then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such legal proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; and (B) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such legal proceeding promptly after receipt by Herc or the Surviving Corporation of a written request for such advancement to the fullest extent permitted under applicable law and the organizational documents of the H&E Group, as applicable.

Prior to the Effective Time, H&E shall purchase a prepaid “tail” policy with respect to H&E’s directors’ and officers’ liability insurance that are no less favorable than H&E’s existing policies, so long as the aggregate cost for such “tail” policy does not exceed 300% of the amount paid by H&E for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). Herc shall cause the Surviving Corporation to maintain such “tail” policies in full force and effect and to continue to honor the obligations thereunder. If H&E or the Surviving Corporation fails to obtain such “tail” insurance policies as of the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Herc will cause the Surviving Corporation to) maintain in effect the D&O insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O insurance. In satisfying its obligations hereof, the Surviving Corporation will not be obligated to pay annual premiums in excess of the Maximum Annual Premium. If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as H&E’s directors’ and officers’ liability insurance carrier on the date of the Merger Agreement.

If Herc, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any person, then proper provisions will be made so that the successors and assigns of Herc, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Herc and the Surviving Corporation described above.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants related to third party consents, information and access, publicity, transaction litigation, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, the obtaining of pay off letters and lien releases and approval of the Merger Agreement by Herc as sole stockholder of Merger Sub.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Offer Acceptance Time, by the mutual written consent of the parties.

Termination by Herc or H&E

The Merger Agreement may be terminated by either H&E or Herc:

•

if any court or other governmental authority of competent jurisdiction in the United States shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting acceptance of payment for H&E shares pursuant to the Offer or the consummation of the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the party moving to terminate the Merger Agreement will not be permitted to terminate the Merger Agreement if its breach of the Merger Agreement proximately caused the events specified herein;

•

if the Offer Acceptance Time has not occurred on or before the Termination Date; provided that in the event that the Marketing Period (as defined in the Merger Agreement) has commenced, but has not been completed as of the Termination Date, and the Effective Time has not yet occurred, then the Termination Date shall automatically be extended to the date that is five business days following the then-scheduled end date of the Marketing Period; provided, further, that if as of the Termination Date, the Regulatory Approval Condition shall not have been satisfied or waived, then the Termination Date shall automatically be extended to February 24, 2026, and such extended date shall be deemed to be the Termination Date; provided, further, that the party moving to terminate the Merger Agreement will not be permitted to terminate the Merger Agreement if its breach of the Merger Agreement proximately caused the failure of the Offer Acceptance Time to have occurred prior to the Termination Date; or

•

if the Offer (as extended in accordance with the terms of the Merger Agreement) has been withdrawn or terminated in accordance with the terms of the Merger Agreement without the acceptance for payment of H&E shares pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, that the party moving to terminate the Merger Agreement will not be permitted to terminate the Merger Agreement if its breach of the Merger Agreement proximately caused the events specified herein.

Termination by H&E

The Merger Agreement may be terminated by H&E:

•

if Herc or Merger Sub have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement such that an Offer Condition would not be satisfied or in a manner that would reasonably be expected to prevent Herc from consummating the Offer or the Closing on or before the Termination Date, except that (A) if such breach or failure to perform is capable of being cured by the Termination Date, H&E will not be entitled to terminate the Merger Agreement prior to the delivery by H&E to Herc of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating H&E’s intention to terminate the Merger Agreement and the basis for such termination, it being understood that H&E will not be entitled to terminate the Merger Agreement if such breach or failure to perform has been cured prior to such termination and (B) the right to terminate the Merger Agreement will not be available to H&E if it is then in material breach of any of its respective representations, warranties, covenants, or agreements set forth in the Merger Agreement; or

•	if at any time prior to the Offer Acceptance Time, (A) H&E has received a Superior Proposal; (B) the H&E Board (or a committee thereof) has authorized H&E to enter into a definitive alternative acquisition agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in accordance with the non-solicitation provisions of the Merger Agreement and, substantially concurrently with such termination, H&E enters into such definitive alternative acquisition agreement; (C) concurrently with such termination H&E pays the H&E Termination Fee and the URI Agreement Termination Fee Refund (as defined below); and (D) H&E has not materially breached any of its obligations in the non-solicitation provisions of the Merger Agreement with respect to such Superior Proposal; provided, that notwithstanding anything to the contrary, under no circumstances will H&E be permitted to terminate the Merger Agreement in order to enter into (or cause any of its Affiliates to enter into) a definitive alternative acquisition agreement with URI or any of its Affiliates.

Termination by Herc

The Merger Agreement may be terminated by Herc:

•

if H&E has breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement such that an Offer Condition would not be satisfied, except that (A) if such breach or failure to perform is capable of being cured by the Termination Date, Herc will not be entitled to terminate the Merger Agreement prior to the delivery by Herc to H&E of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Herc’s intention to terminate the Merger Agreement and the basis for such termination, it being understood that Herc will not be entitled to terminate the Merger Agreement if such breach or failure to perform has been cured prior to such termination and (B) the right to terminate the Merger Agreement will not be available to Herc if either Herc or Merger Sub is then in material breach of any of its respective representations, warranties, covenants, or agreements set forth in the Merger Agreement; or

•

at any time prior to the Offer Acceptance Time, (A) the H&E Board (or a committee thereof) has effected an H&E Board Recommendation Change, or (B) H&E enters into or causes a subsidiary thereof to enter into an alternative acquisition agreement.

Termination Fee and Expenses

Expenses

Whether or not the transactions contemplated by the Merger Agreement are consummated, all costs, fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such cost, fee or expense, except as otherwise provided in the Merger Agreement.

Termination Fee

A termination fee of $144,842,468 (the “H&E Termination Fee”) will be payable by H&E to Herc under the circumstances described below.

If the Merger Agreement is validly terminated (i) by either H&E or Herc in connection with a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting acceptance of payment for H&E shares pursuant to the Offer or the consummation of the Merger from any court or other governmental authority of competent jurisdiction in the United States that is or shall have become final and nonappealable; (ii) by either H&E or Herc in connection with a withdrawal or termination of the Offer (as extended in accordance with the terms of the Merger Agreement) in accordance with the terms of the Merger Agreement without the acceptance for payment of H&E shares pursuant to the Offer in accordance with the terms of the Merger Agreement or (iii) by Herc in connection with a breach or failure to perform by H&E in any respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement such that an Offer Condition would not be satisfied and an alternative acquisition proposal was publicly announced or disclosed and not withdrawn or otherwise abandoned prior to termination of the Merger Agreement, and within twelve months of the termination of the Merger Agreement, either such acquisition transaction is consummated or H&E enters into a definitive agreement providing for the consummation of such acquisition transaction which is ultimately consummated, H&E will be required to pay Herc the H&E Termination Fee.

If the Merger Agreement is validly terminated by Herc in connection with a termination for a H&E Board Recommendation Change, or by H&E in connection with a termination for entry into a definitive agreement with respect to a Superior Proposal, H&E will be required to pay Herc the H&E Termination Fee.

Further, if the Merger Agreement is validly terminated, other than due to Herc’s breach, H&E will be required to pay Herc an additional termination fee, in return for the payment by Herc to URI of the URI Agreement Termination Fee, in an amount equal to the URI Agreement Termination Fee (the “URI Agreement Termination Fee Refund”), (A) in the case of termination by H&E, prior to or concurrently with such termination and (B) in all other termination scenarios, within two Business Days following such termination.

Except in cases of a willful and material breach of the Merger Agreement by H&E, if the H&E Termination Fee becomes payable and actually is paid to Herc, then Herc’s receipt of the H&E Termination Fee and the URI Agreement Termination Fee Refund will be Herc’s sole and exclusive remedy pursuant to the Merger Agreement.

Effect of Termination

Any proper and valid termination of the Merger Agreement pursuant to its terms will be effective immediately upon delivery of written notice by the terminating party to the other parties. In such event, the Merger Agreement will be of no further force or effect without liability of any party (or any affiliates or their respective representatives) to the other parties, as applicable, except that (i) the Original Confidentiality Agreement and the First Amendment (as defined in “The Offer – Certain Relationships with H&E”) and (ii) the Merger Agreement sections, “Manner and Notice of Termination; Effect of Termination”, “Fees and Expenses” and (iii) Article X “General Provisions” of the Merger Agreement, will survive the termination of the Merger Agreement; provided; however, that no such termination will relieve any party of any liability or damages to any other party resulting from any willful and material breach of the Merger Agreement.

Specific Performance

The parties are entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the courts described therein, this being (subject to the provisions relating to the payment of the H&E Termination Fee) in addition to any other available remedies a party may have in equity or at law.

Amendments, Enforcements and Remedies, Extensions and Waivers

Amendments

The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties; provided that following the Offer Acceptance Time, the Merger Agreement may not be amended or otherwise modified in any manner that causes the Per Share Price to differ from the Offer Price.

Extensions and Waivers

Under the Merger Agreement, at any time prior to the acceptance time, any party may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties or in any document delivered pursuant to the merger agreement;

•	waive compliance by the other parties with any of the covenants and agreements for the benefit of such party; or

•	waive the satisfaction of any of the conditions contained in the Merger Agreement (other than the Minimum Condition).

OTHER TRANSACTION AGREEMENTS

Confidentiality Agreements

Herc Rentals and H&E entered into the Original Confidentiality Agreement on January 24, 2025. Under the terms of the Original Confidentiality Agreement, Herc Rentals agreed that, subject to certain exceptions, certain non-public and/or confidential information that H&E may make available to Herc Rentals in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose.

Herc Rentals and H&E agreed to amend the Original Confidentiality Agreement pursuant to the First Amendment to Confidentiality Agreement on February 12, 2025. Pursuant to the First Amendment, and without amending Herc Rentals’ obligations under the Original Confidentiality Agreement to keep confidential information provided by H&E, H&E agreed that, subject to certain exceptions, certain non-public and/or confidential information that Herc may make available to H&E in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose.

Herc and H&E entered into a clean team confidentiality agreement dated as of February 13, 2025 (the “Clean Team Agreement”, and together with the Original Confidentiality Agreement and the First Amendment, the “Confidentiality Agreements”), which contains customary provisions regarding the sharing of competitively sensitive information only among designated representatives and outside advisors of the parties.

The foregoing summary of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Original Confidentiality Agreement, the First Amendment and the Clean Team Agreement, filed as Exhibits 99.6, 99.7 and 99.8, respectively, to this document.

COMPARATIVE STOCK PRICES

Herc common stock is listed on the NYSE under the symbol “HRI,” and H&E common stock is listed on Nasdaq under the symbol “HEES.” The following table sets forth, for the periods indicated, as reported by the NYSE and Nasdaq, the per share high and low sales prices of Herc common stock and H&E common stock, as well as any quarterly cash dividend paid with respect to such common stock.

	Herc Common Stock			H&E Common Stock
	High	Low	Dividend	High	Low	Dividend
2023
First Calendar Quarter	$162.465	$103.81	$0.63	$56.47	$40.77	$0.28
Second Calendar Quarter	$138.75	$93.97	$0.63	$46.58	$32.33	$0.28
Third Calendar Quarter	$149.77	$116.17	$0.63	$50.36	$41.32	$0.28
Fourth Calendar Quarter	$153.05	$100.17	$0.63	$54.40	$38.06	$0.28
2024
First Calendar Quarter	$171.00	$135.00	$0.67	$65.00	$47.15	$0.28
Second Calendar Quarter	$169.00	$125.73	$0.67	$66.18	$42.23	$0.28
Third Calendar Quarter	$161.87	$124.70	$0.67	$55.13	$41.00	$0.28
Fourth Calendar Quarter	$246.88	$154.40	$0.67	$61.33	$47.79	$1.10
2025
First Calendar Quarter	$212.19	$119.60	$0.70	$101.28	$43.24	$0.28
Second Calendar Quarter (through May 16, 2025)	$142.19	$102.34	$—	$96.29	$89.72	$—

On February 14, 2025, the last trading day prior to the public announcement that Herc had submitted a binding acquisition proposal and merger agreement to the board of directors of H&E and the release of media reports regarding the acquisition proposal, the closing price per share of H&E common stock on Nasdaq was $87.56, and the closing price per share of Herc common stock on the NYSE was $200.74. On May 16, 2025, the last practicable trading day before the date of this prospectus, the closing price per share of H&E common stock on Nasdaq was $96.29, and the closing price per share of Herc common stock on the NYSE was $137.29. H&E stockholders should obtain current market quotations for H&E shares and Herc common stock before deciding whether to tender their H&E shares in the offer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF H&E

The following table sets forth certain information with respect to beneficial ownership of H&E’s common stock as of March 14, 2025, by (i) each person, or group of affiliated persons who is known by H&E to own more than 5% of its common stock, (ii) each of H&E’s directors and named executive officers and (iii) all directors and executives of H&E as a group. The information provided in the table is based on our records, information filed with the SEC and information provided to H&E.

Beneficial ownership is determined in accordance with the rules of the SEC. To H&E’s knowledge, except as set forth in the footnotes to the following table and subject to appropriate community property laws, the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Unless otherwise noted, the address of each person listed below is c/o H&E Equipment Services, Inc., 7500 Pecue Lane, Baton Rouge, Louisiana 70809.

	Amount and Nature of Beneficial Ownership
	Shares	Percentage
Stockholders of 5% or more (excludes Directors and Executive Officers)
The Vanguard Group(1)	3,679,763	10.0%
BlackRock, Inc.(2)	2,848,619	7.8%
Clearbridge Investments LLC(3)	2,119,455	5.8%
Macquarie Group Limited(4)	2,243,103	6.1%
American Century Investment Management, Inc.(5)	2,134,252	5.8%

Directors (except Messrs. Barber and Engquist)
Bruce C. Bruckmann(6)	1,048,245	2.9%
Paul N. Arnold(7)	75,279	*
Gary W. Bagley(7)	55,223	*
Lawrence C. Karlson(8)	50,619	*
Patrick L. Edsell(9)	37,234	*
Thomas J. Galligan III(7)	37,034	*
Mary P. Thompson(7)	12,491	*
Jacob Thomas(7)	4,706	*
Suzanne H. Wood(7)	2,839	*

Named Executive Officers
John M. Engquist(10)	2,498,050	6.8%
Bradley W. Barber(10)	242,530	*
Leslie S. Magee(10)	147,777	*
John McDowell Engquist(10)	458,124	1.2%
All executive officers and directors as a group (13 persons)	4,670,151	12.7%

*	Less than 1%.
(1)

The shares reported herein are beneficially owned by The Vanguard Group (“Vanguard”). Shares beneficially owned is based solely on the Schedule 13F filed with the SEC on February 11, 2025 by Vanguard, which provides beneficial ownership as of December 31, 2024. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2)

The shares reported herein are beneficially owned by BlackRock, Inc. (“BlackRock”). Shares beneficially owned is based solely on the Schedule 13F filed with the SEC on February 7, 2025 by BlackRock, which provides beneficial ownership as of December 31, 2024. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(3)

The shares reported herein are beneficially owned by Clearbridge Investments, LLC (“Clearbridge”). Shares beneficially owned is based solely on the Schedule 13G amendment filed with the SEC on February 11, 2025 by Clearbridge, which provides beneficial ownership as of December 31, 2024. Clearbridge has sole dispositive power with respect to 2,119,455 shares and sole voting power with respect to 2,035,399 shares. The address of Clearbridge is 620 8th Avenue, New York, NY 10018.

(4)

The shares reported herein are beneficially owned by Macquarie Group Limited, Macquarie Management Holdings Inc., and Macquarie Investment Management Business Trust. Shares beneficially owned is based solely on the Schedule 13F filed with the SEC on February 14, 2025, which provides beneficial ownership as of December 31, 2024. The principal business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The principal business address of Macquarie Investment Management Holdings Inc. and Macquarie Investment Management Business Trust is 610 Market Street, Philadelphia, PA 19106.

(5)

The shares reported herein are beneficially owned by American Century Investment Management, Inc. (“American Century”). Shares beneficially owned is based solely on the Schedule 13G jointly filed with the SEC on February 14, 2025 by American Century, which provides beneficial ownership as of December 31, 2024. American Century has sole dispositive power with respect to 2,134,252 shares and sole voting power with respect to 1,949,383 shares. The address of American Century is 4500 Main Street, Kansas City, MO 64111.

(6)

Includes the February 3, 2025 restricted stock grant of 1,072 shares, which vested immediately upon issuance. Also includes 73,344 shares held in a trust for the benefit of Mr. Bruckmann’s children, for which he is not a trustee, and 171,882 shares held in another trust for the benefit of Mr. Bruckmann’s children, for which he is not a trustee. Mr. Bruckmann expressly disclaims beneficial ownership of all shares except those owned by him directly.

(7)	Includes the February 3, 2025 restricted stock grant of 1,072 shares, which vested immediately upon issuance.
(8)	Includes the February 3, 2025 restricted stock grant of 1,072 shares, which vested immediately upon issuance. Also includes 2,375 shares held by Mr. Karlson’s spouse.
(9)	Includes the February 3, 2025 restricted stock grant of 1,072 shares, which vested immediately upon issuance. Also includes 200 shares held by Mr. Edsell’s domestic partner.
(10)

Includes the following restricted stock grants: (a) August 1, 2022: 31,240 shares, 44,909 shares, 18,657 shares and 14,075 shares to Mr. Engquist, Mr. Barber, Ms. Magee and Mr. Engquist (McDowell), respectively; (b) August 1, 2023: 9,806 shares, 34,993 shares, 6,545 shares and 4,800 shares to Mr. Engquist, Mr. Barber, Ms. Magee and Mr. Engquist (McDowell), respectively; and (c) August 1, 2024: 9,108 shares, 32,504 shares, 6,405 shares and 6,596 shares to Mr. Engquist, Mr. Barber, Ms. Magee and Mr. Engquist (McDowell), respectively. The shares for each stock grant vest over a three-year period and are subject to certain restrictions, as described in the recipient’s applicable Restricted Stock Grant Award Letter.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On February 19, 2025, Herc entered into the Merger Agreement, by and among Herc, H&E and Merger Sub. The Merger Agreement provides for the acquisition of H&E by Merger Sub in a two-step cash and stock transaction, consisting of a tender offer, followed by a subsequent back-end merger (i.e., the Merger).

Pursuant to the Merger Agreement, and upon and subject to the terms and subject to the conditions described therein, Herc will cause Merger Sub to commence the Offer to acquire any and all of the issued and outstanding shares of H&E shares, in exchange for, on a per-share basis, (i) $78.75 in cash (i.e., the Cash Offer Price) and (ii) 0.1287 shares of Herc common stock, without interest (i.e., the Stock Offer Price, and together with the Cash Offer Price, the “Offer Price”), in each case, without interest and less any applicable withholding taxes. No fractional shares of Herc common stock will be issued, and holders of shares of H&E common stock will receive cash in lieu of fractional shares of Herc common stock, if any, in accordance with the terms of the Merger Agreement.

The unaudited pro forma condensed combined balance sheet is presented as if the Transactions occurred on March 31, 2025. The unaudited pro forma condensed combined statement of operations is presented as if the Transactions occurred on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information reflect the following pro forma adjustments related to the Merger, based on available information and certain assumptions that management believes are reasonable:

•	the Merger will be accounted for using the acquisition method of accounting, with Herc identified as the acquirer;

•	certain reclassification adjustments to conform H&E’s historical financial presentation to Herc’s financial statements presentation;

•	the assumption of liabilities by Herc for any remaining transaction-related expenses to be incurred; and

•	the estimated tax impact of pro forma adjustments.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	accompanying notes to the unaudited pro forma condensed combined financial information;

•	Herc’s unaudited historical condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025;

•	Herc’s audited historical consolidated financial statements for the year ended December 31, 2024 in the Annual Report on Form 10-K of Herc for the year ended December 31, 2024;

•	H&E’s unaudited historical condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025;

•	H&E’s audited historical consolidated financial statements for the year ended December 31, 2024 in the Annual Report on Form 10-K of H&E for the year ended December 31, 2024; and

•	other information relating to Herc and H&E contained in or incorporated by reference in this proxy statement/prospectus.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, and the related income tax impact of the acquisition accounting adjustments. The pro forma adjustments included herein, which include a preliminary evaluation of accounting policies for conformity, may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined based on the closing price of Herc’s common stock on the closing date of the Merger and after completion of a final analysis to determine the fair values of the tangible assets, identifiable intangible assets, and liabilities as of the closing date.

Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of assets acquired and liabilities assumed may change the amount of the purchase price allocated to goodwill and other assets and liabilities. This may impact the unaudited pro forma condensed combined statement of operations due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets, among other items.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor are they necessarily indicative of any future operating results or financial position.

The Merger has not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and there can be no assurances that the offer and the merger will be consummated. See “Risk Factors” above and those in the Annual Report on Form 10-K of Herc for the year ended December 31, 2024, for additional discussion of risk factors associated with the pro forma financial information.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information do not include the realization of any potential profit improvement, cost savings from operating efficiencies, synergies or other restructuring activities that might result from the offer and the merger. Further, there may be additional charges related to the restructuring or other integration activities resulting from the offer and the merger, the timing, nature and amount of which management cannot identify as of the date of this filing, and thus, such charges are not reflected in the unaudited pro forma condensed combined financial information.

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2025

(In millions)

	Historical		Pro Forma
	Herc	H&E	Reclassification Adjustments	Note 2	Adjustments	Note 3	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$48	$10	$—		$60	(A)	$118
Receivables, net	554	213	—		—		767
Prepaid expenses	69	—	20	(a)	—		89
Inventories, net	—	13	(13)	(b)	—		—
Prepaid expenses and other assets	—	22	(22)	(a)	—		—
Other current assets	20	—	14	(a), (b)	—		34
Assets held for sale	18	—	—		—		18

Total current assets	709						1,026

Rental equipment, net	4,085	1,754	—		94	(B)	5,933
Property and equipment, net	567	246	4	(c)	—		817
Operating lease right-of-use lease assets	869	217	—		—		1,086
Finance lease right-of-use lease assets, net	—	4	(4)	(c)	—		—
Intangible assets, net	564	61	—		1,105	(C)	1,730
Goodwill	682	135	—		1,820	(D)	2,637
Deferred financing costs, net	—	3	(3)	(d)	—		—
Other long-term assets	8	—	4	(a), (d)	—		12
Assets held for sale	221	—	—		—		221

Total assets	$7,705	$2,678	$—		$3,079		$13,462

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt and financing obligations	$22	$—	$—		$—		$22
Current maturities of operating lease liabilities	39	—	24	(e)	—		63
Accounts payable	161	45	—		—		206
Accrued liabilities	237	—	89	(f)	(15)	(A)	311
Accrued expenses payable and other liabilities	—	89	(89)	(f)	—		—
Liabilities held for sale	15	—	—		—		15

Total current liabilities	474						617

	Historical		Pro Forma
	Herc	H&E	Reclassification Adjustments	Note 2	Adjustments	Note 3	Pro Forma Combined
Senior secured credit facility	—	114	(114)	(g)	—		—
Senior unsecured notes, net	—	1,245	(1,245)	(g)	—		—
Long-term debt, net	4,026	—	1,363	(g)	2,987	(A)	8,376
Financing obligations, net	99	—	—		—		99
Operating lease liabilities	862	242	(24)	(e)	—		1,080
Financing lease liabilities	—	4	(4)	(g)	—		—
Deferred tax liabilities	771	335	—		206	(E)	1,312
Other long-term liabilities	57	—	—		—		57
Liabilities held for sale	58	—	—		—		58

Total liabilities	6,347	2,074	—		3,178		11,599

Equity:
Preferred stock	—	—	—		—		—
Common stock	—	—	—		—	(F)	—
Additional paid-in capital	1,832	276	—		249	(F)	2,357
Retained earnings	595	415	—		(435)	(F)	575
Accumulated other comprehensive loss	(142)	—	—		—		(142)
Treasury stock, at cost	(927)	(87)	—		87	(F)	(927)

Total equity	1,358	604	—		(99)		1,863

Total liabilities and equity	$7,705	$2,678	$—		$3,079		$13,462

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(In millions, except per share data)

	Historical		Pro Forma
	Herc	H&E	Reclassification Adjustments	Note 2	Adjustments	Note 3	Pro Forma Combined
Revenues:
Equipment rental	$739	$274	$—		$—		$1,013
Sales of rental equipment	105	24	—		—		129
Sales of new equipment	—	7	(7)	(h)	—		—
Sales of new equipment, parts and supplies	11	—	16	(h)	—		27
Parts, service and other	—	14	(14)	(h), (i)	—		—
Service and other revenue	6	—	5	(i)	—		11

Total revenues	861	319	—		—		1,180

Expenses:
Direct operating	327	—	74	(j)	—		401
Depreciation of rental equipment	172	95	—		(18)	(G)	249
Rental expense	—	42	(42)	(j)	—		—
Rental other	—	32	(32)	(j)	—		—
Cost of sales of rental equipment	76	10	—		—		86
Cost of sales of new equipment, parts and supplies	8	—	17	(k)	—		25
Sales of new equipment	—	6	(6)	(k)	—		—
Parts, service and other	—	11	(11)	(k)	—		—
Selling, general and administrative	118	111	(8)	(l)	(2)	(H)	219
Transaction expenses	74	10	—		—		84
Non-rental depreciation and amortization	33	—	8	(l)	26	(I)	67
Loss (Gain) from sales of property and equipment, net	—	(4)	4	(m)	—		—
Interest expense, net	62	16	—		66	(J)	144
Other (income) expense, net	(1)	(2)	(4)	(m)	—		(7)

Total expenses	869	327	—		72		1,268

Income (loss) before income taxes	(8)	(8)			(72)		(88)
Income tax benefit (provision)	(10)	2	—		18	(K)	10

Net income (loss)	$(18)	$(6)	$—		$(54)		$(78)

Basic earnings (loss) per share	$(0.63)						$(2.35)
Diluted earnings (loss) per share	$(0.63)						$(2.35)

Weighted average shares outstanding
Basic	28.5				4.7	(L)	33.2
Diluted	28.5				4.7	(L)	33.2

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In millions, except per share data)

	Historical		Pro Forma
	Herc	H&E	Reclassification Adjustments	Note 2	Adjustments	Note 3	Pro Forma Combined

Revenues:
Equipment rental	$3,189	$1,253	$—		$—		$4,442
Sales of rental equipment	311	139	—		—		450
Sales of new equipment	—	56	(56)	(n)	—		—
Sales of new equipment, parts and supplies	37	—	101	(n)	—		138
Parts, service and other	—	69	(69)	(n),(o)	—		—
Service and other revenue	31	—	24	(o)	—		55

Total revenues	3,568	1,517	—		—		5,085

Expenses:
Direct operating	1,291	—	316	(p)	—		1,607
Depreciation of rental equipment	679	375	—		(76)	(G)	978
Rental expense	—	174	(174)	(p)	—		—
Rental other	—	142	(142)	(p)	—		—
Cost of sales of rental equipment	224	54	—		—		278
Cost of sales of new equipment, parts and supplies	24	—	96	(q)	—		120
Sales of new equipment	—	46	(46)	(q)	—		—
Parts, service and other	—	50	(50)	(q)	—		—
Selling, general and administrative	480	456	(46)	(r),(s)	23	(H)	913
Transaction expense	—	—	15	(s)	—		15
Non-rental depreciation and amortization	127	—	31	(r)	103	(I)	261
Loss (Gain) from sales of property and equipment, net	—	(10)	10	(t)	—		—
Interest expense, net	260	73	—		272	(J)	605
Loss on assets held for sale	194	—	—		—		194
Other (income) expense, net	(2)	(6)	(10)	(t)	—		(18)

Total expenses	3,277	1,354	—		322		4,953

Income (loss) before income taxes	291	163	—		(322)		132
Income tax benefit (provision)	(80)	(40)	—		81	(K)	(39)

Net income (loss)	$211	$123	$—		$(241)		$93

Basic earnings per share	$7.43						$2.81
Diluted earnings per share	$7.40						$2.80

Weighted average shares outstanding
Basic	28.4				4.7	(L)	33.1
Diluted	28.5				4.7	(L)	33.2

HERC HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

(In millions, except per share data)

	Historical		Pro Forma
	Herc	H&E	Reclassification Adjustments	Note 2	Adjustments	Note 3	Pro Forma Combined

Revenues:
Equipment rental	$719	$295	$—		$—		$1,014
Sales of rental equipment	69	48	—		—		117
Sales of new equipment	—	10	(10)	(u)	—		—
Sales of new equipment, parts and supplies	9	—	22	(u)	—		31
Parts, service and other	—	18	(18)	(u), (v)	—		—
Service and other revenue	7	—	6	(v)	—		13

Total revenues	804	371	—		—		1,175

Expenses:
Direct operating	307	—	76	(w)	—		383
Depreciation of rental equipment	160	91	—		(21)	(G)	230
Rental expense	—	43	(43)	(w)	—		—
Rental other	—	33	(33)	(w)	—		—
Cost of sales of rental equipment	46	18	—		—		64
Cost of sales of new equipment, parts and supplies	6	—	22	(x)	—		28
Sales of new equipment	—	9	(9)	(x)	—		—
Parts, service and other	—	13	(13)	(x)	—		—
Selling, general and administrative	112	114	(7)	(y)	28	(H)	247
Transaction expense	3	—	—		—		3
Non-rental depreciation and amortization	29	—	7	(y)	26	(I)	62
Loss (Gain) from sales of property and equipment, net	—	(1)	1	(z)	—		—
Interest expense, net	61	18	—		81	(J)	160
Other (income) expense, net	(1)	(2)	(1)	(z)	—		(4)

Total expenses	723	336	—		114		1,173

Income (loss) before income taxes	81	35	—		(114)		2
Income tax benefit (provision)	(16)	(9)	—		29	(K)	4

Net income (loss)	$65	$26	$—		$(85)		$6

Basic earnings per share	$2.30						$0.18
Diluted earnings per share	$2.29						$0.18

Weighted average shares outstanding
Basic	28.3				4.7	(L)	33.0
Diluted	28.4				4.7	(L)	33.1

HERC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In millions, except for per share data)

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Herc and H&E and gives pro forma effect to the events that are directly attributable to the Merger and are factually supportable. The unaudited proforma condensed combined balance sheet gives effect to the Merger as if the transaction occurred on March 31, 2025. The unaudited proforma condensed combined statement of operations gives effect to the Merger as if the transaction had been completed on January 1, 2024.

The transaction is being accounted for under the acquisition method of accounting, and accordingly, the allocation of the preliminary estimated purchase price is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of March 31, 2025, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Herc’s financial position and results of operations may differ significantly from the pro forma amounts included herein. Herc expects to finalize its allocation of the purchase consideration as soon as practicable after completion of the Merger.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•

changes in the estimated fair value to Herc common stock consideration issued to the H&E shareholders, based on Herc’s share price at the closing date of the Merger. A hypothetical change of 10% on the Herc common share price from May 2, 2025, would impact the estimated purchase price as of the closing date of the Merger by approximately $53 million;

•

changes in the estimated fair value of H&E’s assets acquired and liabilities assumed as of the closing date of the Merger, which could result from changes in the values of equipment, reserve estimates, interest rates and other factors;

•	the tax bases of H&E’s assets and liabilities as of the closing date of the Merger; and

•	the risk factors described in the section entitled “Risk Factors” beginning on page 24.

The preliminary fair value assessment of the assets acquired and liabilities assumed expected to be recorded is as follows:

Estimated total value of Herc common shares to be issued (F)	$525
Assumed debt from H&E	1,364
Estimated cash consideration to be paid, net of cash acquired	2,877

Total estimated purchase price	4,766

Receivables	213
Prepaid expenses, inventory and other assets	42
Property and equipment, net	246
Rental equipment, net	1,848
Right-of-use lease assets	217
Finite-lived intangible assets	1,166

Amounts attributable to assets acquired	3,732

Accounts payable and accrued liabilities	(138)
Operating lease liabilities	(242)
Deferred tax liabilities	(541)

Amounts attributable to liabilities assumed	(921)

Total identifiable net assets	2,811

Goodwill	$1,955

Certain amounts in the historical financial statements of H&E have been reclassified to conform with Herc’s historical financial presentation or to conform with Herc’s accounting policies. The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the offer and the Merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operation in future periods or the future.

Note 2—Reclassification Adjustments

The following reclassification adjustments have been made to conform H&E’s historical financial information to Herc’s financial statement presentation. Some amounts may not agree to the H&E historical financial statements due to rounding.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025:

a)

Represents the reclassification of H&E’s Prepaid and other expenses of $22 million to Herc’s Prepaid expenses of $20 million, Other current assets of $1 million and Other long-term assets of $1 million.

b)	Represents the reclassification of H&E’s Inventories to Herc’s Other current assets.

c)	Represents the reclassification of H&E’s Finance lease right-of-use assets to Property and equipment.

d)	Represents the reclassification of H&E’s Deferred financing costs to Herc’s Other long-term assets.

e)	Represents the reclassification of the current portion of H&E’s Operating lease liabilities to Herc’s Current maturities of operating lease liabilities.

f)	Represents the reclassification of H&E’s Accrued expenses payable and other liabilities to Herc’s Accrued liabilities.

g)	Represents the reclassification of H&E’s Senior secured credit facility, Senior unsecured notes, and Finance lease liabilities to Herc’s long-term debt, net.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2025:

h)	Represents the reclassification of H&E’s Sales of new equipment of $7 million and H&E’s Parts, service, and other of $9 million to Herc’s Sales of new equipment, parts and supplies.

i)	Represents the reclassification of H&E’s Parts, service, and other of $5 million to Herc’s Service and other revenue.

j)	Represents the reclassification of H&E’s Rental expense and Rental other to Herc’s Direct operating expense.

k)	Represents the reclassification of H&E’s Sales of new equipment and Parts, service, and other to Herc’s Cost of sales of new equipment, parts and supplies.

l)

Represents the reclassification of $8 million of non-rental depreciation and intangible amortization included in H&E’s Selling, general and administrative to Herc’s Non-rental depreciation and amortization.

m)	Represents the reclassification of H&E’s Gain on sales of property and equipment, net to Herc’s Other (income) expense, net.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2024:

n)	Represents the reclassification of H&E’s Sales of new equipment of $56 million and H&E’s Parts, service, and other of $45 million to Herc’s Sales of new equipment, parts and supplies.

o)	Represents the reclassification of H&E’s Parts, service, and other of $24 million to Herc’s Service and other revenue.

p)	Represents the reclassification of H&E’s Rental expense and Rental other to Herc’s Direct operating expense.

q)	Represents the reclassification of H&E’s Sales of new equipment and Parts, service, and other to Herc’s Cost of sales of new equipment, parts and supplies.

r)

Represents the reclassification of $31 million of non-rental depreciation and intangible amortization included in H&E’s Selling, general and administrative to Herc’s Non-rental depreciation and amortization.

s)	Represents the reclassification of $11 million of Herc and $4 million of H&E transaction expenses from Selling, general and adminstrative to Transaction expense.

t)	Represents the reclassification of H&E’s Gain on sales of property and equipment, net to Herc’s Other (income) expense, net.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2024:

u)	Represents the reclassification of H&E’s Sales of new equipment of $10 million and H&E’s Parts, service, and other of $12 million to Herc’s Sales of new equipment, parts and supplies.

v)	Represents the reclassification of H&E’s Parts, service, and other of $6 million to Herc’s Service and other revenue.

w)	Represents the reclassification of H&E’s Rental expense and Rental other to Herc’s Direct operating expense.

x)	Represents the reclassification of H&E’s Sales of new equipment and Parts, service, and other to Herc’s Cost of sales of new equipment, parts and supplies.

y)

Represents the reclassification of $7 million of non-rental depreciation and intangible amortization included in H&E’s Selling, general and administrative to Herc’s Non-rental depreciation and amortization.

z)	Represents the reclassification of H&E’s Gain on sales of property and equipment, net to Herc’s Other (income) expense, net.

Note 3—Pro Forma Adjustments

The pro forma and reclassification adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A)	Cash and debt have been adjusted to reflect anticipated financing activities and other merger related transactions.

Debt:
Drawings from existing ABL	$919
New long-term debt	3,500
New long-term debt - debt issuance costs	(73)
Pay off existing H&E’s debt	(1,364)
Non-cash adjustment for H&E’s deferred financing fees and issuance costs	5

Net change in total debt	2,987

Cash:
Net change in total debt	$2,987
Non-cash adjustment for H&E’s deferred financing fees and issuance costs	(5)

Cash received from net change in debt	2,982

Less:
Cash consideration paid, including adjustments for H&E’s cash	(2,887)
H&E’s accrued and unpaid interest	(15)
H&E’s breakage costs and additional unpaid interest	(20)

Net change in cash due to financing activities	$60

(B)

Rental equipment of H&E has been recorded at its estimated fair value based on a preliminary assessment of the acquired rental equipment which included a review of the rental equipment listing (original equipment value (“OEC”) and age) and an independent appraisal performed within the last 12 months. In addition, Herc performed an independent calculation of rental equipment depreciation expense as discussed in (G).

(C)

Intangible assets related to H&E have been recorded based on Herc’s preliminary estimate of fair value and historical intangibles of H&E have been eliminated. Identifiable finite-lived intangible assets consist of customer relationships of approximately $1.1 billion and non-compete agreements of approximately $60 million. For purposes of determining the impact on the unaudited pro forma condensed combined statements of operations, the customer relationship and non-compete intangible assets are being amortized over an estimated weighted-average useful life of approximately 15 years and 2 years, respectively, as discussed in (I).

(D)

Goodwill, representing the excess of the purchase price paid over Herc’s preliminary estimates of the fair value of the assets acquired and liabilities assumed, has been recorded. Historical goodwill of H&E has been eliminated and differences in the financial reporting and tax reporting treatment of assets acquired and liabilities assumed in the purchase transaction resulted in a deferred income tax adjustment. Herc’s preliminary estimate of the deferred tax adjustment resulting from the purchase accounting adjustments was calculated at a rate of 25 percent, representing Herc’s best estimate of the blended statutory rate related to H&E’s operations for all jurisdictions after combining with Herc.

(E)

Differences in the financial reporting and tax reporting treatment of assets acquired and liabilities assumed in the purchase transaction result in a deferred income tax adjustment. Herc’s preliminary estimate of the deferred tax adjustment resulting from the purchase accounting adjustments was calculated at a tax rate of 25 percent, representing Herc’s best estimate of the blended statutory rate related to H&E’s operations for all jurisdictions after combining with Herc.

(F)	The adjustment to total equity reflects adjustments to Herc common shares and additional capital, retained earnings, and the elimination of H&E’s historical equity as described below.

Herc common shares and additional capital were increased by a total of $525 million to reflect the impact of issuing approximately 4.7 million Herc common shares at an estimated price of $110.91 per share, the 5-day VWAP ending on May 2, 2025, in exchange for each outstanding H&E share.

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock
Estimated value of HRI common shares	$—	$525	$—	$—
Write off of H&E Equity	—	(276)	(415)	87
Transaction related costs	—	—	(20)	—

Net change in equity	$—	$249	$(435)	$87

(G)

Depreciation expense related to rental equipment will decrease as a result of the preliminary adjustment to record H&E’s depreciation expense using the useful lives and salvage values based on Herc’s accounting policy. For purposes of determining the impact on the unaudited pro forma condensed combined statement of operations, the rental equipment is being depreciated using a straight-line method over an estimated useful life of ranging from 4 to 15 years depending on rental equipment type.

Three Months Ended March 31, 2025
Elimination of H&E’s historical rental equipment depreciation expense	$(95)
Rental equipment depreciation expense, based on Herc accounting policy	77

Net decrease in depreciation of rental equipment	$(18)

Year Ended December 31, 2024
Elimination of H&E’s historical rental equipment depreciation expense	$(375)
Rental equipment depreciation expense, based on Herc accounting policy	299

Net decrease in depreciation of rental equipment	$(76)

Three Months Ended March 31, 2024
Elimination of H&E’s historical rental equipment depreciation expense	$(91)
Rental equipment depreciation expense, based on Herc accounting policy	70

Net decrease in depreciation of rental equipment	$(21)

(H)	Estimated additional stock-based compensation expense relates to outstanding H&E restricted stock awards and performance stock units in accordance with the Merger Agreement.

(I)

Amortization expense will increase as a result of the preliminary adjustment to record identifiable finite-lived intangible assets as a result of the Merger as discussed in (C). For purposes of determining the impact on the unaudited pro forma condensed combined statement of operations, the customer relationship and non-compete intangible assets are being amortized using a straight-line method over an estimated weighted-average useful life of approximately 15 years and 2 years, respectively.

(J)

Interest expense, including the amortization of capitalized debt issuance costs, will increase as a result of the expected financing transactions described in (A). Herc expects to finance the transactions contemplated by the Merger Agreement with a combination of newly issued debt and borrowing and drawings using existing capacity under its existing ABL facility. The terms of the long-term financing arrangements are not complete at this time and Herc does not expect to use the Bridge Facility. For purposes of determining the impact on the unaudited pro forma condensed combined statement of operations, historical interest expense related to extinguished debt was eliminated and interest expense was estimated for new borrowings based on the anticipated borrowings rates applicable to the expected financing transactions, including a weighted-average borrowing rate of 7.1 percent on long-term debt. An assumed interest rate increase of 100 basis points related to new borrowings would increase annual interest expense by approximately $44 million and reduce diluted earnings per share by approximately $1.00.

Three Months ended March 31, 2025
Elimination of H&E’s historical interest expense	$(16)
Interest expense, related to new borrowings	78
Amortization of debt issuance costs related to new borrowings	4

Net change in interest expense	$66

Year ended December 31, 2024
Elimination of H&E’s historical interest expense	$(73)
Loss on extinguishment of H&E’s debt	17
Interest expense, related to new borrowings	313
Amortization of debt issuance costs related to new borrowings	15

Net change in interest expense	$272

Three Months ended March 31, 2024
Elimination of H&E’s historical interest expense	$(18)
Loss on extinguishment of H&E’s debt	17
Interest expense, related to new borrowings	78
Amortization of debt issuance costs related to new borrowings	4

Net change in interest expense	$81

(K)

Reflects the adjustment to Herc’s income tax expense from impact of the acquisition related pro forma adjustments expected to be subject to income tax for the three months ended March 31, 2025 and 2024, and for the year ended December 31, 2024. The estimated combined blended statutory income tax rate applied to the pro forma adjustments is 25% for all periods presented.

(L)

Pro forma per share data is based on the weighted-average shares outstanding of Herc common shares for the period presented and assumes the issuance of approximately 4.7 million Herc common shares at the closing of the Merger. The final shares to be issued will be based on the number of outstanding shares as of the date of the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of H&E shares that exchange H&E shares for the transaction consideration pursuant to the Offer and/or the Merger. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the U.S. Treasury regulations promulgated thereunder, judicial opinions and published positions of the IRS, each as in effect as of the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. Neither Herc nor H&E has sought, or intends to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion is limited to holders who hold their H&E shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of H&E shares in light of their particular facts and circumstances and does not apply to holders of H&E shares that are subject to special rules under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for any alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a “functional currency” other than the U.S. dollar, holders that hold H&E shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, “controlled foreign corporations,” “passive foreign investment companies,” holders that directly or constructively hold (or that directly or constructively held at any time during the five year period ending on the date of the disposition of such holder’s H&E shares pursuant to the Offer or the Merger, as applicable) 5% or more of the outstanding H&E shares, holders who exercise appraisal rights in connection with the Merger, and holders that acquired their H&E shares through the exercise of an employee stock option or otherwise as compensation). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws, under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds H&E shares, the U.S. federal income tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any such partnership that holds H&E shares and any partners in such partnership should consult their tax advisors regarding the tax consequences of the Offer and the Merger to them.

All holders of H&E shares should consult their tax advisors regarding the particular tax consequences to them of the Offer and the Merger, including the applicability and effects of any U.S. federal, state, local, and non-U.S. tax laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of H&E shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The term “Non-U.S. holder” refers to any beneficial owner of H&E shares, other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not a U.S. holder.

U.S. Holders

The receipt of the transaction consideration by U.S. holders pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the transaction consideration in exchange for its H&E shares pursuant to the Offer or the Merger will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the cash (including cash received in lieu of any fractional Herc common stock) and the fair market value of Herc common stock received in the Offer or the Merger and (ii) such U.S. holder’s adjusted tax basis in its H&E shares exchanged therefor.

Such gain or loss generally will be capital gain or loss. If a U.S. holder’s holding period in the H&E shares surrendered in the Offer or the Merger is greater than one year as of the date of the completion of the Offer or the Merger (as applicable), the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of H&E shares at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of H&E shares that it holds.

A U.S. holder’s aggregate tax basis in the Herc common stock received in the Offer or the Merger generally will equal the fair market value of such Herc common stock as of the completion of the Offer or the Merger (as applicable). The holding period of the Herc common stock received in the Offer or the Merger will begin on the day after the completion of the Offer or the merger (as applicable).

Non-U.S. Holders

Subject to the discussion below regarding backup withholding, a Non-U.S. holder that receives the transaction consideration in exchange for such Non-U.S. holder’s H&E shares in the Offer or the Merger will generally not be subject to U.S. federal income tax on any gain realized on the disposition, unless (i) such holder is an individual who is present in the United States for 183 or more days during the taxable year of the completion of the Offer or the Merger (as applicable) and certain other conditions are met, (ii) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. holder (and, in the case of certain income tax treaties, is attributable to a permanent establishment or fixed base within the United States) or (iii) H&E is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met. H&E believes it is not and has not been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period preceding the completion of the Offer or the Merger.

If you are a Non-U.S. holder who is an individual and has been present in the United States for 183 or more days during the taxable year of the completion of the Offer or the Merger (as applicable) and certain other conditions are satisfied, you will be subject to tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) on any gain realized, which generally may be offset by certain U.S. source capital losses.

If you are a Non-U.S. holder and your gain is effectively connected with the conduct of a United States trade or business by you (and, in the case of certain income tax treaties, is attributable to a permanent establishment or fixed base within the United States), you will be subject to U.S. federal income tax on any gain realized on a net basis in the same manner as a U.S. holder. Non-U.S. holders that are corporations may also be subject to a branch profits tax on such effectively connected income at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty), subject to adjustments.

Information Reporting and Backup Withholding

The receipt of the transaction consideration in exchange for H&E shares pursuant to the Offer or the Merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should properly complete and execute and timely return to the applicable paying agent an IRS Form W-9, certifying that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding. Certain types of U.S. holders (including, with respect to certain types of payments, corporations) are exempt from backup withholding. A Non-U.S. holder generally may establish an exemption from backup withholding by certifying its status as a non-United States person under penalties of perjury on an IRS Form W-8BEN or other applicable IRS Form W-8. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

The preceding discussion is for general informational purposes only. It does not address all potential tax considerations that may be relevant to a particular holder of H&E shares. All holders of H&E shares should consult their tax advisors as to the specific U.S. federal income tax consequences of the Offer and the Merger to them, including record retention and tax-reporting requirements, and the applicability and effects of any U.S. federal, state, local and non-U.S. tax laws.

DESCRIPTION OF HERC CAPITAL STOCK

This section summarizes the terms of Herc capital stock. The following description of Herc capital stock is only a summary and does not purport to be complete and is qualified in its entirety by reference to Herc’s amended and restated certificate of incorporation, which we refer to as Herc’s “certificate of incorporation,” and Herc’s amended and restated by-laws, which we refer to as Herc’s “by-laws,” each of which has been publicly filed with the SEC and is incorporated by reference. See “Where to Obtain More Information.”

Authorized Capital Stock

Herc’s authorized capital stock consists of 146,666,666 shares, consisting of: (a) 133,333,333 shares of common stock, par value $0.01 per share; and (b) 13,333,333 shares of preferred stock, par value $0.01 per share.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of Herc common stock are fully paid and nonassessable.

Voting Rights

Herc’s certificate of incorporation provides that the holders of shares of Herc common stock are entitled to one vote per share on all matters to be voted on by such holders. Holders of shares of Herc common stock are not entitled to cumulative voting rights.

Dividends

The holders of Herc common stock are entitled to participate equally in all dividends payable with respect to the common stock.

Right to Receive Liquidation Distributions

In the event of Herc’s liquidation, dissolution or winding up, holders of Herc common stock will be entitled to share equally, subject to any rights and preferences of any preferred stock that may be outstanding, in all assets of Herc or upon any distribution of the assets of Herc.

Other Rights

Holders of Herc common stock have no preemptive, subscription, redemption or conversion rights. The rights and privileges of holders of Herc common stock are subject to any series of preferred stock that Herc may issue, as described below.

Preferred Stock

Herc’s certificate of incorporation provides that Herc’s Board of Directors has the authority, without any further vote or action by Herc’s stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, of the shares constituting any such series. The existence of authorized but unissued preferred stock could reduce Herc’s attractiveness as a target for an unsolicited takeover bid since Herc could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for Herc common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, Herc common stock.

Anti-Takeover Effects of Various Provisions of Herc’s Certificate of Incorporation and By-Laws and Delaware Law

A number of provisions in Herc’s certificate of incorporation and Herc’s by-laws and under the DGCL may make it more difficult to acquire control of Herc. These provisions may have the effect of discouraging a future takeover attempt not approved by Herc’s Board but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of Herc common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of Herc’s Board;

•	discourage some types of transactions that may involve an actual or threatened change in control of Herc;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that Herc’s Board will have sufficient time to act in what the Herc Board believes to be in the best interests of Herc and its stockholders; and

•	encourage persons seeking to acquire control of Herc to consult first with the Herc Board to negotiate the terms of any proposed business combination or offer.

Vacancies

Vacancies in Herc’s Board may be filled only by Herc’s Board. Any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship that is the subject of such vacancy (including a vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors will shorten the term of any incumbent director. Herc’s by-laws provide that the number of directors shall be fixed and increased or decreased from time to time exclusively by resolution of the board of directors.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Calling Stockholder Meetings; Action by Written Consent

Herc’s by-laws require advance notice for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at Herc’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

In addition, Herc’s certificate of incorporation and by-laws provide that action may not be taken by written consent of stockholders. Thus, any action taken by the stockholders must be effected at a duly called annual or special meeting, which may be called only by Herc’s Board.

These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Supermajority Voting Requirement for Amendment of Certain Provisions of Herc’s Certificate of Incorporation and Bylaws

The provisions of Herc’s certificate of incorporation governing, among other things, the limitations of liability and indemnification of directors, the elimination of stockholder actions by written consent and the prohibition on the right of stockholders to call a special meeting may not be amended, altered or repealed unless the amendment is approved by the vote of holders of at least two-thirds of the shares then entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the DGCL for the repeal or amendment of such provisions of certificates of incorporation.

Herc’s by-laws may be amended by Herc’s Board. However, certain provisions of Herc’s by-laws may only be amended with the approval of the vote of holders of at least two-thirds of the shares then entitled to vote. These provisions make it more difficult for any person to remove or amend certain provisions that may have an anti-takeover effect.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the transfer agent and registrar for Herc common stock.

Stock Exchange Listing

Herc common stock is listed on the New York Stock Exchange under the trading symbol “HRI.”

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the Offer and the merger, holders of shares of H&E shares will become holders of shares of Herc common stock. Both H&E and Herc are Delaware corporations and are governed by the DGCL, so many of the differences between the rights of Herc stockholders and the current rights of H&E stockholders arise primarily from differences in their respective certificates of incorporation and bylaws.

The following is a summary of the material differences between the current rights of H&E stockholders and the current rights of Herc stockholders under Delaware law and their respective certificates of incorporation and bylaws. It is not a complete statement of the provisions affecting, and the differences between, the rights of H&E stockholders and Herc stockholders. This summary is qualified in its entirety by reference to Delaware law and Herc’s and H&E’s respective certificates of incorporation and bylaws. To see where copies of these documents can be obtained, see “Where to Obtain More Information.”

	H&E	Herc
Authorized Capital Stock	The authorized capital stock of H&E currently consists of (1) 175,000,000 shares of H&E common stock, par value $0.01 per share, and (2) 25,000,000 shares of preferred stock, par value $0.01 per share.	The authorized capital stock of Herc currently consists of (1) 133,333,333 shares of common stock, par value $0.01 per share, and (2) 13,333,333 shares of preferred stock, par value $0.01 per share.

Voting Rights	The Amended and Restated Certificate of Incorporation of H&E (the “H&E certificate of incorporation”) provides that each holder of H&E common stock is entitled to one vote per share on all matters to be voted on by H&E stockholders.	The Herc amended and restated certificate of incorporation (the “Herc certificate of incorporation”) provides that each holder of shares of Herc common stock is entitled to one vote per share on all matters to be voted on by such holders.

Quorum	Under the Amended and Restated Bylaws of H&E (the “H&E bylaws”), except as otherwise provided by applicable law, the H&E bylaws or H&E certificate of incorporation, a majority of the outstanding shares of H&E entitled to vote, represented in person or by proxy, will constitute a quorum.	Under the Herc Amended and Restated By-Laws (the “Herc by-laws”), the presence in person or by proxy of the holders of a majority of the shares entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business at such meeting, except to the extent otherwise required by law or the Herc certificate of incorporation.

Dividends	Section 170 of the DGCL provides that the board of directors of a corporation may declare and pay dividends upon the corporation’s shares of capital stock subject to certain limitations, including any restrictions contained in the corporation’s certificate of incorporation.

	Subject to any applicable provisions of law and the H&E certificate of incorporation, dividends upon the capital stock of H&E may be declared by the H&E Board at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock of H&E, subject to the provisions of the H&E certificate of incorporation. Under the H&E certificate of incorporation, the holders of H&E common stock are entitled to participate in dividends ratably on a per share basis.	Subject to any applicable provisions of law and the Herc certificate of incorporation, dividends may be declared by the Herc board of directors at any regular or special meeting of the Herc board of directors and any such dividend may be paid in cash, property, or shares of Herc’s capital stock. Under the Herc certificate of incorporation, each share of common stock shall be entitled to participate equally in all dividends payable with respect to the common stock.

	H&E	Herc
Amendment of Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) under certain circumstances, the approval of the holders of a majority of the outstanding stock of one or more classes or series, voting separately as one or more classes or series, as applicable.

	The H&E certificate of incorporation provides that H&E may amend or repeal any provision contained in the H&E certificate of incorporation at any time in the manner now or hereafter prescribed by the laws of the state of Delaware. However, the following provisions of the H&E certificate of incorporation may not be amended, altered or repealed without the affirmative vote of holders of not less than 66-2/3% of the then outstanding stock of H&E entitled to vote generally in the election of directors: Article Five (on amendments of the bylaws); Article Seven (on indemnification); Article Eight (on stockholder action by written consent); Article Nine (on preemptive or preferential rights); Article Ten (on management by the board of directors); and Article Thirteen (on amendments of the certificate of incorporation).	The Herc certificate of incorporation provides that Herc may amend, alter or repeal any provision contained in the Herc certificate of incorporation in the manner now or hereafter prescribed by the laws of the state of Delaware. However, the following provisions of the Herc certificate of incorporation may not be amended, altered or repealed without the affirmative vote of holders of at least two-thirds of the votes to which all the stockholders of Herc would be entitled to cast in any election of directors or class of directors: Article Fifth (Management of Corporation); Article Sixth (Stockholder Action by Written Consent); Article Seventh (Special Meetings); Article Eighth (Business Opportunities); and Article Ninth (Section 203 of the General Corporation Law).

Amendment of Bylaws	The H&E Board can amend, alter or repeal the bylaws by resolution adopted by a majority of the H&E Board at any special or regular meeting, without the assent or vote of the H&E stockholders if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.	The Herc by-laws may be amended, altered or repealed by resolution adopted by the Herc board of directors. However, as described further below, certain provisions of the Herc by-laws may only be amended with the requisite stockholder consent.

	The H&E stockholders may also, at any annual or special meeting of the stockholders, amend, alter or repeal the bylaws by the affirmative vote of the holders of not less than 66-2/3% of the holders of the combined voting power of the outstanding shares of stock entitled to vote generally in the election of directors if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.	The Herc by-laws may also be amended, altered or repealed at any regular or special meeting of the stockholders by the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Herc entitled to vote in any election of directors if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting; provided, that the following provisions of the Herc by-laws may not be amended, altered or repealed by

	H&E	Herc
stockholders without the affirmative vote of holders of at least two-thirds of the votes to which all the stockholders of Herc would be entitled to cast in any election of directors: Section 1.02 (Special Meetings); Section 1.11 (No Stockholder Action by Written Consent); Section 1.12 (Notice of Stockholder Business and Nominations); Section 2.02 (Number and Term of Office); Section 2.12 (Removal of Directors); Section 2.13 (Vacancies and Newly Created Directorships); Article VI (Indemnification); and Section 10.01 (Amendment).

Special Stockholders’ Meetings	The H&E bylaws provide that special meetings of stockholders may be called by the Chief Executive Officer, President, the Chairman of the H&E Board, or pursuant to a resolution approved by a majority of the H&E Board. The H&E bylaws further provide that no stockholder shall have the power to require that a meeting of the stockholders be held or that any matter be voted on by the stockholders at any special meeting, except as required by law.	The Herc certificate of incorporation and by-laws provide that special meetings of stockholders may be called at any time only by or at the direction of the Herc board of directors pursuant to a resolution adopted by a majority of the total number of directors then in office.

Stockholder Action by Written Consent	The H&E certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders, and specifically denies the ability of H&E stockholders to consent in writing or by telephone to the taking of any action.	The Herc certificate of incorporation and by-laws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

Delivery and Notice Requirements of Stockholder Nominations and Proposals	Under the H&E bylaws, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary of H&E and any proposed business other than nominations must constitute a proper matter for stockholder action.	Under the Herc by-laws, for nominations or any other business to be properly brought before an annual meeting by a stockholder: (1) the stockholder must have given timely notice in writing and in proper form to the Secretary of Herc, (2) the stockholder must provide to the Secretary of Herc any updates or supplements to such notice at the times and in the forms specified in the Herc by-laws, and (3) any such proposed business other than nominations must constitute a proper matter for stockholder action.

	To be timely, a stockholder’s notice shall be delivered to the Secretary of H&E at H&E’s principal executive offices not less than one hundred and twenty (120) days prior to the date of H&E’s proxy statement released to stockholders in connection with the preceding year’s annual meeting; provided,	To be timely, a stockholder’s notice shall be delivered to the Secretary of Herc at Herc’s principal executive offices not fewer than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided that if the date of the

	H&E	Herc
	however, that if H&E did not hold an annual meeting the preceding year or if the date of the annual meeting is changed by more than thirty (30) days from the date of the preceding year’s annual meeting, to be timely, notice by the stockholder must be delivered within a reasonable time before H&E prints and mails its proxy materials in connection with the annual meeting.	annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than one hundred twenty (120) days prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by Herc.

	In the event that the number of directors to be elected to the H&E Board is increased and there is no public announcement made by H&E naming all of the nominees for director or specifying the size of the increased H&E Board at least one hundred twenty (120) days prior to the date of H&E’s proxy statement released to stockholders in connection with the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary of H&E at the principal executive offices of H&E not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by H&E.	In the event that the number of directors to be elected to the Herc board of directors at an annual meeting is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by Herc at least seventy (70) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary of Herc at the principal executive offices of Herc not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by Herc.

Election of Directors	The H&E bylaws provide that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors.	The Herc by-laws provide that directors shall be elected by a majority of the votes validly cast with respect to that director in such election, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors. A majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director.

Number of Directors and Size of Board	The H&E bylaws provide that the number of directors which shall constitute the H&E Board shall be between five (5) and eleven (11), to be fixed exclusively pursuant to a resolution adopted by a majority of the H&E Board.	The Herc by-laws provide that the number of directors (which shall not be less than three) will be fixed from time to time exclusively by resolution of the Herc board of directors.

	H&E	Herc

	The H&E Board currently consists of eleven (11) directors.	The Herc board of directors currently consists of eight (8) directors.

Term of Directors	H&E directors are elected annually to one-year terms.	Herc directors are elected annually to one-year terms.

Removal of Directors	The H&E bylaws provide that any director may be removed at any time, with or without cause, upon the affirmative vote of not less than a majority of the combined voting power of the then outstanding stock of H&E entitled to vote generally in the election of directors at any meeting of such stockholders, including meetings called expressly for that purpose, at which a quorum of stockholders is present.	Herc directors may be removed at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the shares then entitled to vote in any election of directors.

Vacancies	The H&E bylaws provide that vacancies and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum, or by a vote of a majority vote of the holders of H&E’s outstanding stock entitled to vote thereon. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.	The Herc certificate of incorporation and by-laws provide that a vacancy in the Herc board of directors that results from the death, disability, resignation, disqualification, or removal of any director or from any other cause shall be filled solely by a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, provided that any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. A director elected to fill a vacancy or newly created directorship shall hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.

Directors’ and Officers’ Liability and Indemnification

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise if the person is determined to have satisfied the standard of conduct set forth in Section 145 of the DGCL. Where such action is not brought by or in the right of the corporation, the corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action. Where such action is brought by or in the right of the corporation, the corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted

	H&E	Herc

against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or certain officers of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) any breach of such person’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in the case of a director, payments of unlawful dividends or unlawful stock repurchases or redemptions, (iv) for any transaction from which the director derived an improper personal benefit, or (v) in the case of an officer, any action by or in the right of the corporation.

	The H&E certificate of incorporation and bylaws provide for indemnification to the fullest extent permitted by the DGCL. H&E also maintains liability insurance applicable to its directors and certain officers, employees and agents as permitted by Section 145 of DGCL.	The Herc certificate of incorporation and by-laws provide for indemnification to the fullest extent permitted by the DGCL. Herc also maintains liability insurance applicable to its directors and certain officers, employees and agents as permitted by Section 145 of the DGCL.

	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling H&E pursuant to the foregoing provisions, H&E has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Herc pursuant to the foregoing provisions, Herc has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions and Other Stockholder Protections	The H&E certificate of incorporation provides that H&E has elected not to be governed by Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. H&E could elect to be subject to Section 203 of	Herc has elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the corporation’s board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. Herc could elect to be subject to Section 203 of

	H&E	Herc
	the DGCL in the future by amending its certificate of incorporation.	the DGCL in the future by amending the Herc certificate of incorporation.

Vote Required for Merger or Consolidation; Sale, Lease or Exchange of Assets; Dissolution; Other Matters	Subchapter IX of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve any agreement providing for a merger or consolidation of such corporation. Subchapter X of the DGCL generally requires the affirmative vote of the holders of a majority in voting power of the outstanding stock of the corporation entitled to vote thereon to authorize or approve the sale, lease or exchange of all or substantially all of such corporation’s property and assets or the dissolution of the corporation.

	The H&E bylaws provide that when a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law, the rules and regulations of any stock exchange or quotation system applicable to H&E, the H&E bylaws or H&E certificate of incorporation, a different vote is required.	The Herc by-laws provide, except as otherwise required by law, the Herc certificate of incorporation or by-laws, the rules and regulations of any stock exchange applicable to Herc or pursuant to any other rule or regulation applicable to Herc or its stockholders, the vote of a majority of the shares entitled to vote at a meeting of stockholders on the subject matter in question represented in person or by proxy at any meeting at which a quorum is present shall be sufficient for the transaction of any business at such meeting.

Exclusive Forum	Unless H&E consents in writing otherwise, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of H&E; (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, stockholder, employee, or agent of H&E to H&E or its stockholders; (iii) any action asserting a claim arising out of or relating to any provision of the DGCL or the H&E certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine.	Unless a majority of the Herc board of directors consents in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Herc; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Herc to Herc or its stockholders; (c) any action asserting a claim against Herc or any of its current or former directors, officers or employees arising pursuant to any provision of the DGCL, the Herc certificate of incorporation or by-laws; (d) any action asserting a claim against Herc or any of its current or former directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware; or (e) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL.

LEGAL MATTERS

The validity of the Herc common stock offered by this document will be passed upon for Herc by Richards, Layton & Finger, P.A.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Herc Holdings Inc. for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of H&E Equipment Services, Inc. as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE TO OBTAIN MORE INFORMATION

Herc and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Herc and H&E, which can be accessed at https://www.sec.gov. In addition, you may also access Herc’s SEC filings and other information about Herc through the “Financials” page of Herc’s website, at https://ir.hercrentals.com. You may also access H&E’s SEC filings and other information about H&E through the “Financial Information” page of H&E’s website, at https://investor.he-equipment.com. Information contained on Herc’s or H&E’s website or connected thereto is provided for textual reference only and does not constitute part of, and is not incorporated by reference into, this document or any future documents that may be filed with the SEC.

Herc has filed a registration statement on Form S-4 with the SEC to register the Offer and sale of Herc common stock to be issued in the Offer and the merger. This document is a part of that registration statement. Herc may also file amendments to such registration statement. In addition, on the date of the initial filing of the registration statement on Form S-4 of which this document is a part, Herc and Merger Sub filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”) under the Exchange Act, together with exhibits, to furnish certain information about the Offer. Herc and Merger Sub may file amendments to the Schedule TO. As allowed by SEC rules, this document does not contain all of the information in the registration statement or the Schedule TO, or the exhibits to the registration statement or the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the Information Agent as directed elsewhere in this document.

The SEC allows Herc to incorporate information into this document “by reference,” which means that Herc and Merger Sub may disclose important information to H&E stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information amended or superseded by information contained in, or incorporated by reference into, this document. This document incorporates by reference the documents and information set forth below that Herc and H&E have previously filed with the SEC. These documents contain important information about Herc and H&E and their financial conditions, businesses, operations and results.

This document incorporates by reference the following documents that have previously been filed with the SEC by Herc:

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (filed with the SEC on April 22, 2025);

•	Annual Report on Form 10-K for the year ended December 31, 2024 (filed with the SEC on February 13, 2025); and

•	Current Report on Form 8-K filed with the SEC on February 18, 2025, February 19, 2025, February 20, 2025 and March 12, 2025 (excluding any information furnished pursuant to Item 2.02 or Item 7.01).

This document also incorporates by reference the following document that has previously been filed with the SEC by H&E:

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (filed with the SEC on April 29, 2025);

•	Annual Report on Form 10-K for the year ended December 31, 2024 (filed with the SEC on February 21, 2025); and

•	Current Report on Form 8-K filed with the SEC on February 19, 2025.

Herc also hereby incorporates by reference any additional documents that either it or H&E may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than documents and information furnished and not filed in accordance with SEC rules, unless expressly stated otherwise therein) from the date of this document to the termination of the Offer. Such additional documents, however, are not automatically incorporated by reference into the Schedule TO. Herc will file amendments to the Schedule TO, to the extent required, specifically to include information that is filed from the date of this document and incorporated by reference herein. Nothing in this document shall be deemed to incorporate information furnished but not filed with the SEC (including information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K and the exhibits related thereto filed under Item 9.01 of Form 8-K) or the contents of Herc’s and H&E’s websites.

H&E stockholders may obtain any of these documents without charge upon request to the Information Agent, D.F. King & Co., Inc., toll free at (800) 347-4826 or via email at HEES@dfking.com, or from the SEC at the SEC’s website at https://www.sec.gov.

DIRECTORS AND EXECUTIVE OFFICERS OF HERC AND MERGER SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Herc and Merger Sub are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is c/o Herc Holdings Inc., 27500 Riverview Center Blvd, Bonita Springs, Florida 34134. Unless otherwise indicated below, the current business telephone number of each director and executive officer is (239) 301-1000.

During the past five years, none of the directors and executive officers of Herc or Merger Sub listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each such person listed below is a citizen of the United States.

Directors and Executive Officers of Herc:

Name/ Age	Title	Present Principal Occupation and Employment for Past Five Years
Lawrence H. Silber (68)	President and Chief Executive Officer, Director	Mr. Silber joined Herc in May 2015 and has served as President and Chief Executive Officer since 2016. Mr. Silber has also served as a director of Hayward Holdings, Inc., one of the world’s largest swimming pool manufacturers, since November 2019.
Mark Humphrey (53)	Senior Vice President and Chief Financial Officer	Mr. Humphrey joined Herc in April 2017. Prior to his current role, Mr. Humphrey served as vice president, chief accounting officer from April 2017 to March 2023, served as controller from April 2017 to February 2022 and served as interim chief financial officer from March 2018 to June 2018.
Aaron D. Birnbaum (59)	Senior Vice President and Chief Operating Officer	Mr. Birnbaum served Herc and its predecessor business for more than 30 years. Prior to his current role, Mr. Birnbaum served as Herc’s Senior Vice President from 2017 to 2019.
Christian J. Cunningham (63)	Senior Vice President and Chief Human Resources Officer	Mr. Cunningham joined Herc in September 2014 from DFC Global Corporation where he served as vice president, corporate HR and HR services since June 2013 with global responsibility for all human resource matters for corporate staff.
Tamir Peres (55)	Senior Vice President and Chief Information Officer	Mr. Peres joined Herc in September 2017 from Sunoco Logistics, a publicly-traded, midstream energy company, where he served as vice president and chief information officer since 2012, leading the Sunoco Logistics Information Technology group.
S. Wade Sheek (48)	Senior Vice President, Chief Legal Officer and Secretary	Mr. Sheek joined Herc in November 2019 from Republic Airways Holdings Inc., a regional airline, where he served as general counsel and secretary from 2018 to 2019 and oversaw the legal, contracting, communications and government relations functions.
Patrick D. Campbell (72)	Non-Executive Chairman of the Board and Director	Mr. Campbell is the retired senior vice president and chief financial officer of 3M Company, a diversified global technology company, a position he held from 2002 to his retirement in 2011. Mr. Campbell has served on the board for Newell Brands Inc., a global marketer of consumer and commercial products, since March 2018.

Name/ Age	Title	Present Principal Occupation and Employment for Past Five Years
James H. Browning (75)	Director	Mr. Browning was a partner at KPMG LLP, an audit, tax and advisory services firm, from 1971 until his retirement in 2009. Mr. Browning has served on the board of Texas Capital Bancshares, a financial services company, since 2009 and served as Chair of the Audit Committee from 2012 to 2014.
Shari L. Burgess (66)	Director	Ms. Burgess is the retired vice president and treasurer of Lear Corporation, a global automotive technology leader in seating, electrical distribution and connections systems and electronic systems, a position she held from 2002 to her retirement in 2021.
Lorin Crenshaw (48)	Director	Mr. Crenshaw was chief financial officer at Compass Minerals International, Inc., a leading global provider of essential minerals, from 2021 to 2024. Before joining Compass Minerals, Mr. Crenshaw served as chief financial officer of Orion Engineered Carbons, S.A. from 2019 to 2021.
Jean K. Holley (65)	Director	Ms. Holley is the retired global senior vice president and chief information officer for Brambles Limited, a global leader in supply chain and logistic solutions, from 2011 until her retirement in 2017. Ms. Holley serves on the board of directors of Accord Financial Corp. and Natural Gas Services Group Inc.
Michael A. Kelly (68)	Director	Mr. Kelly is the retired executive vice president of the Electronics and Energy Business of 3M Company, a position he held from 2012 to 2016. Mr. Kelly serves on the board of Mettler-Toledo International, Inc., a manufacturer of precision weighing and analytical instruments for the industrial, laboratory and retail food sectors.
Rakesh Sachdev (69)	Director	Mr. Sachdev is the former interim CEO of Axalta Coating Systems, Ltd., a global coatings manufacturing company, a position he held from August 2022 through December 2022. Mr. Sachdev serves on the board of Regal Rexnord Corporation, Axalta Coating Systems Ltd. and Edgewell Personal Care Company.
Directors and Executive Officers of Merger Sub:
Name/ Age	Title	Present Principal Occupation and Employment for Past Five Years
Lawrence H. Silber (68)	President	Mr. Silber serves as President of HR Merger Sub Inc. and joined Herc in May 2015. He has served as President and Chief Executive Officer since 2016. Mr. Silber has also served as a director of Hayward Holdings, Inc. since November 2019.
Mark Humphrey (53)	Vice President	Mr. Humphrey serves as Vice President of HR Merger Sub Inc. and joined Herc in April 2017. Prior to his current role, Mr. Humphrey served as vice president, chief accounting officer from April 2017 to March 2023, served as controller from April 2017 to February 2022 and served as interim chief financial officer from March 2018 to June 2018.
Marlin Shaw (63)	Vice President	Mr. Shaw serves as Vice President of HR Merger Sub Inc. and joined Herc in February 2016. He has served as Chief Tax Officer of Herc since 2016.

Name/ Age	Title	Present Principal Occupation and Employment for Past Five Years
S. Wade Sheek (48)	Secretary	Mr. Sheek serves as Secretary of HR Merger Sub Inc. and joined Herc in November 2019 from Republic Airways Holdings Inc., where he served as general counsel and secretary from 2018 to 2019 and oversaw the legal, contracting, communications and government relations functions.
Christian J. Cunningham (63)		Mr. Cunningham serves as Chief Human Resources of HR Merger Sub Inc. and joined Herc in September 2014 from DFC Global Corporation where he served as vice president, corporate HR and HR services since June 2013 with global responsibility for all human resource matters for corporate staff.
Jennifer Laudermilch (54)	Treasurer	Ms. Laudermilch serves as Treasurer of HR Merger Sub Inc. She joined Herc in August 2018 as the VP of Internal Audit and transitioned to responsibility for finance and treasury in January 2022. As Treasurer, Ms. Laudermilch is responsible for leading corporate finance, global treasury, capital markets, in/out-bound payments, corporate investments, capital allocation, insurance, and captive and risk management functions.
Derek Lively (55)	Assistant Secretary	Mr. Lively serves as Assistant Secretary of HR Merger Sub Inc. and joined Herc in February 2016. He has served as Assistant Secretary of Herc since 2019.

Annex A

Confidential	Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

HERC HOLDINGS INC.,

HR MERGER SUB INC.

and

H&E EQUIPMENT SERVICES, INC.

Dated as of February 19, 2025

A-i

4.23	Related Person Transactions	A-49
4.24	Brokers	A-49
4.25	Personal Property	A-49
4.26	Termination of URI Agreement	A-49
4.27	Information Supplied	A-49
4.28	Exclusivity of Representations and Warranties	A-50

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		A-50

5.1	Organization; Good Standing	A-51
5.2	Power; Enforceability	A-51
5.3	Non-Contravention	A-51
5.4	Requisite Governmental Approvals	A-52
5.5	Parent Capitalization	A-52
5.6	Subsidiaries	A-53
5.7	Parent SEC Reports	A-54
5.8	Parent Financial Statements; Internal Controls	A-54
5.9	No Undisclosed Liabilities	A-55
5.10	Absence of Certain Changes	A-55
5.11	Real Property	A-55
5.12	Environmental Matters	A-56
5.13	Intellectual Property	A-56
5.14	Tax Matters	A-58
5.15	Employee Plans	A-59
5.16	Labor Matters	A-60
5.17	Permits	A-61
5.18	Compliance with Laws	A-61
5.19	Legal Proceedings; Orders	A-62
5.20	Insurance	A-63
5.21	Related Person Transactions	A-63
5.22	Ownership of Company Common Stock	A-63
5.23	Brokers	A-63
5.24	Personal Property	A-63
5.25	Operations of Merger Sub	A-63
5.26	No Parent Vote or Approval Required	A-63
5.27	Financing	A-64
5.28	Valid Issuance	A-64
5.29	Management Arrangements	A-65
5.30	Information Supplied	A-65
5.31	Termination of URI Agreement	A-65
5.32	Exclusivity of Representations and Warranties	A-65
5.33	Investigation	A-66

ARTICLE VI INTERIM OPERATIONS		A-66

6.1	Affirmative Obligations of the Company	A-66
6.2	Forbearance Covenants of the Company	A-66
6.3	No Solicitation	A-70
6.4	Approval of Merger	A-74
6.5	Affirmative Obligations of Parent	A-74
6.6	Forbearance Covenants of Parent	A-74

ARTICLE VII ADDITIONAL COVENANTS		A-75

7.1	Required Action and Forbearance; Efforts	A-75

A-ii

7.2	Filings	A-76
7.3	Anti-Takeover Laws	A-78
7.4	Access	A-78
7.5	Section 16(b) Exemption	A-79
7.6	14d-10 Matters	A-79
7.7	Directors’ and Officers’ Exculpation, Indemnification and Insurance	A-79
7.8	Employee Matters	A-81
7.9	Obligations of the Buyer Parties and the Company	A-82
7.10	Notification of Certain Matters	A-83
7.11	Public Statements and Disclosure	A-83
7.12	Transaction Litigation	A-84
7.13	Stock Exchange Delisting; Deregistration	A-84
7.14	Additional Agreements	A-84
7.15	Parent Vote	A-84
7.16	Notes Redemption	A-84
7.17	Company Credit Agreement Pay-Off	A-85
7.18	Financing	A-85
7.19	Financing Cooperation	A-87
7.20	Parent Board of Directors	A-90
7.21	Stock Exchange Listing	A-90

ARTICLE VIII CONDITIONS TO THE MERGER		A-90

8.1	Conditions to Each Party’s Obligations to Effect the Merger	A-90

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		A-90

9.1	Termination	A-90
9.2	Manner and Notice of Termination; Effect of Termination	A-92
9.3	Fees and Expenses	A-92
9.4	Amendment	A-94
9.5	Extension; Waiver	A-94

ARTICLE X GENERAL PROVISIONS		A-94

10.1	Survival of Representations, Warranties and Covenants	A-94
10.2	Notices	A-94
10.3	Assignment	A-95
10.4	Confidentiality	A-96
10.5	Entire Agreement	A-96
10.6	Third Party Beneficiaries	A-96
10.7	Severability	A-96
10.8	Remedies	A-96
10.9	Governing Law	A-97
10.10	Consent to Jurisdiction	A-97
10.11	WAIVER OF JURY TRIAL	A-98
10.12	Company Disclosure Letter and Parent Disclosure Letter References	A-98
10.13	Counterparts	A-98
10.14	No Limitation	A-98
10.15	Debt Financing Sources	A-98

Exhibits and Annexes

Annex 1 Conditions to the Offer

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 19, 2025, by and among Herc Holdings Inc., a Delaware corporation (“Parent”), HR Merger Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”), and H&E Equipment Services, Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub is sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

WHEREAS, Parent has agreed to cause Merger Sub to commence an exchange offer (as it may be extended or amended from time to time as permitted under, or required by, this Agreement, the “Offer”), to acquire each share of Company Common Stock (each such share, a “Share”) issued and outstanding immediately prior to the Effective Time (as defined below), other than (i) Owned Company Shares (as defined below) and (ii) Dissenting Company Shares (as defined below), for (A) $78.75 per share, net to the holder of such Share in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the “Cash Offer Price”), and (B) 0.1287 of a share of Parent Common Stock, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the “Stock Offer Price” and, together with the Cash Offer Price, the “Offer Price”), upon the terms and subject to the conditions of this Agreement;

WHEREAS, following the consummation of the Offer, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger, and pursuant to the Merger, each Share that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price, net to the holder of such Share, without interest;

WHEREAS, the Company Board has unanimously (i) determined that it is fair to and in the best interests of the Company and the Company Stockholders (as defined below), and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer (the preceding clauses (i) through (iii), the “Company Board Recommendation”), in each case, upon the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of each of Parent and Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and Merger Sub, respectively;

WHEREAS, the Company, Parent and Merger Sub acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time;

WHEREAS, the Buyer Parties and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby, including the Offer and the Merger and (ii) prescribe certain conditions with respect to the consummation of the Offer and the Merger; and

WHEREAS, that certain Agreement and Plan of Merger, dated as of January 13, 2025 (the “URI Agreement”), by and among United Rentals, Inc., a Delaware corporation (“URI”), UR Merger Sub VII

Corporation, a wholly owned Subsidiary of URI and a Delaware corporation (“URI Merger Sub”), and the Company, has been validly terminated and, substantially concurrently with such termination and the execution and delivery of this Agreement, Parent has paid, on behalf of the Company, to URI a termination fee of $63,523,892 (such fee, the “URI Agreement Termination Fee”), by wire transfer of immediately available funds in full satisfaction of all of the Company’s remaining obligations under the URI Agreement and without any further liability of the Company thereunder.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that (x) require any counterparty thereto (and any of its Affiliates and Representatives) that receives non-public information of or with respect to the Company Group to keep such information confidential and (y) subject to customary exceptions, prohibit such counterparty (and any of its Affiliates and Representatives), for a period of two years from the date thereof, from directly or indirectly soliciting for employment or hire, or entering into any employment agreement with, any officer, management-level employee, sales personnel or branch manager of the Company or its Affiliates with whom such counterparty (or any of its Affiliates or Representatives) has had contact or who otherwise became known to such counterparty (or any of its Affiliates or Representatives) (or about whom such counterparty (or any of its Affiliates or Representatives) learned information, other than by a general list of employees made available to such counterparty (and any of its Affiliates or Representatives)), in each case, in connection with its consideration of an Acquisition Proposal; provided, however, that, in each case, the provisions contained therein are no less restrictive to such counterparty (and any of its Affiliates and Representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal but shall not include any restrictions that could reasonably be expected to restrain the Company from satisfying its obligations contemplated by Section 6.3.

(b) “Acquisition Proposal” means any indication of interest, inquiry, offer or proposal (other than, in each case, any inquiry, offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties pursuant to this Agreement), whether from the Company or any other Person(s), of securities representing more than 20% of the total outstanding equity securities (or instruments convertible into or exercisable or exchangeable for, such equity securities) of the Company (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of

Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 20% of the total outstanding equity securities (or instruments convertible into or exercisable or exchangeable for, such equity securities) of the Company (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties pursuant to this Agreement) of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties pursuant to this Agreement) would hold securities representing more than 20% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such transaction.

(d) “Action” means any action, suit or proceeding by or before any Governmental Authority.

(e) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(f) “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2023, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2023.

(h) “Audited Parent Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Parent Group as of December 31, 2024, set forth in Parent’s Annual Report on Form 10-K filed by Parent with the SEC for the fiscal year ended December 31, 2024.

(i) “Borrower” means Parent.

(j) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

(k) “Business Systems” means all computer hardware (whether general or special purpose), electronic data processing systems, computer systems, technology devices, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment and systems, all data stored therein or processed thereby, including any outsourced electronic data processing, information technology, or computer systems that are owned, used or held for use by or for any of the Company Group or the Parent Group (as applicable) in the conduct of the business of the Company Group or the Parent Group (as applicable).

(l) “Closing Indebtedness” means any Indebtedness for borrowed money incurred by the Company Group on or after the date hereof and prior to the Closing Date.

(m) “Code” means the Internal Revenue Code of 1986.

(n) “Company Board” means the Board of Directors of the Company.

(o) “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

(p) “Company Credit Agreement” means that certain sixth amended and restated credit agreement, dated as of February 2, 2023, by and among the Company, as borrower, certain other subsidiaries of the Company, as the other borrowers party thereto, the lenders party thereto, Wells Fargo Bank, National Association as the administrative agent and the other parties thereto, and as further supplemented, amended, restated or amended and restated.

(q) “Company Equity Awards” means, collectively, Company RSAs and Company PSUs.

(r) “Company Equity Plans” means the Company 2016 Stock-Based Incentive Compensation Plan and the Company Amended and Restated 2016 Stock-Based Incentive Compensation Plan.

(s) “Company Group” means the Company and its Subsidiaries.

(t) “Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company Group.

(u) “Company Material Adverse Effect” means any fact, circumstance, event, development, change, effect or occurrence (each, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, (x) is having or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company Group, taken as a whole or (y) would prevent the Company from consummating the transactions contemplated by this Agreement; provided, however, that, with respect to clause (x) only, none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii) changes in general conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings generally in the United States or any other country or (2) changes in exchange rates generally for the currencies of any country;

(iii) the general conditions or trends, or changes in general conditions or trends in the industries in which the Company Group operates or generally conducts business or where their products or services are sold;

(iv) changes in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v) an Effect arising from or relating to national or international political or social conditions, including the engagement by any country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon any country, or any of its territories, possessions, or diplomatic or consular offices;

(vi) any Effect arising from or relating to any natural disaster, named storm, changes in weather or climate or any escalation or worsening of the foregoing;

(vii) any Effect arising from the execution, announcement or performance of this Agreement (including the identity of Parent, Merger Sub or their Affiliates) or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, partnerships, labor unions, work councils, financing sources, suppliers, customers, partners, vendors, Governmental Authorities or any other Person or other business relationships (other than, in each case, for purposes of any representation and warranty set forth in Section 4.4);

(viii) the compliance by any Party with the express terms of this Agreement (other than any obligation to operate in the ordinary course), including any action taken or refrained from being taken as expressly required by the terms of this Agreement;

(ix) any action taken or refrained from being taken, in each case which Parent has expressly approved, consented to or requested in writing following the date hereof;

(x) changes in GAAP or other applicable accounting standards or in any applicable Laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xi) changes in the price or trading volume of the Company Common Stock or any change in the credit rating of the Company or any of its securities, in and of itself (it being understood that any cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii) any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii) any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement (but not any finally adjudicated breach of fiduciary duty or violation of Law itself);

except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(v) “Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share.

(w) “Company PSU” means each restricted stock unit award granted under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics.

(x) “Company RSA” means each award of restricted stock of the Company issued under the Company Equity Plans.

(y) “Company Stockholders” means the holders of shares of Company Common Stock.

(z) “Compliant” means, with respect to the Required Information, that (i) such Required Information, when taken as a whole, does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information, when taken as a whole, not misleading under the circumstances under which it is stated (in each case, giving effect to all supplements and updates provided thereto prior to the commencement of the Marketing Period), (ii) any historical financial statements contained in such Required Information comply in all material respects with all applicable requirements of Regulation S-X under the Securities Act for a registered public offering of secured or unsecured non-convertible debt securities on Form S-1 (other than requirements for which compliance is not customary in a Rule 144A offering of non-convertible debt securities), (iii) the historical financial statements included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of non-convertible debt securities under Rule 144A promulgated under the Securities Act and (iv) the historical financial statements included in the Required Information are sufficient to permit the Company’s independent auditors to be able to issue to the Debt Financing Sources (subject to completion of its normal procedures) a customary “comfort letter” (including customary “negative assurance” and change period comfort) in order to consummate an offering of debt securities on any day during the Marketing Period (and such accountants have confirmed that they are prepared to issue a comfort letter subject to their completion of customary procedures).

(aa) “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) on and immediately following the Effective Time.

(bb) “Contract” means any (i) written and legally binding contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or (ii) other written and legally binding agreement, excluding purchase orders in either instance.

(cc) “Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, data protection, information security, or security breach notification requirements and to the extent applicable to a Company Group entity or a Parent Group entity (as applicable) from time to time: (i) the Company Group’s or the Parent Group’s (as applicable) written policies, procedures and published privacy policies; (ii) all applicable Laws, legal requirements and self-regulatory guidelines (“Data Protection Laws”); and (iii) any binding standards (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

(dd) “Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, among Parent, Borrower and the Debt Financing Entities party thereto (including all exhibits, annexes, schedules and term sheets attached thereto), as amended, amended and restated, supplemented, replaced or otherwise modified in compliance with this Agreement (and including any joinders thereto), pursuant to which the Debt Financing Entities party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing described therein for the purposes of financing the transactions contemplated by this Agreement, including the Offer and the Merger, repaying all principal, interest and fees outstanding under the Company Credit Agreement and the Redemption and/or Discharge.

(ee) “Debt Fee Letters” means those certain fee letters relating to the Debt Financing.

(ff) “Debt Financing” means any debt financing obtained by Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

(gg) “Debt Financing Documents” means any credit agreements, note purchase agreements, indentures, guarantees, pledge and security documents, definitive financing documents, agreements, schedules or other certificates or documents contemplated by the Debt Financing.

(hh) “Debt Financing Entities” means the agents, arrangers, lenders, initial purchasers, underwriters and other entities (other than Buyer Parties and Borrower) that have committed to arrange or provide all or any part of any Debt Financing (including pursuant to the Debt Commitment Letter, purchase or underwriting agreements, indentures or credit agreements entered into in connection therewith), including any such persons becoming party thereto pursuant to any joinder agreements, and their respective successors and assigns.

(ii) “Debt Financing Sources” means the Debt Financing Entities, together with their respective Affiliates and their and their respective Affiliates’ controlling persons, officers, directors, employees, agents and representatives and their respective successors and assigns.

(jj) “DOJ” means the United States Department of Justice or any successor thereto.

(kk) “Environmental Law” means any applicable Law (including common law) or Order relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(ll) “Equity Award Exchange Ratio” means (A) the Per Share Price divided by (B) the volume weighted average of the closing sale prices per share of Parent Common Stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five full consecutive trading days ending on and including the third Business Day prior to the Closing Date (the amount in clause (B) being the “VWAP”).

(mm) “ERISA” means the Employee Retirement Income Security Act of 1974.

(nn) “Exchange Act” means the Securities Exchange Act of 1934.

(oo) “Excluded Information” means (i) description of all or any portion of the terms of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, (ii) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (iii) historical financial statements or other information required by Rule 3-03(e), Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or 13-02 of Regulation S-X under the Securities Act, (iv) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (v) separate Subsidiary financial statements, related party disclosures, or any segment reporting or disclosure, including, without limitation, any required by FASB Accounting Standards Codification Topic 280, (vi) other information customarily excluded from an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A in a “Rule 144A-for-life” offering, (vii) financial statements or other financial data for any period earlier than the year ended December 31, 2021, (viii) pro forma financial information, (ix) projections (other than relating to the Company and its Subsidiaries to assist Parent in preparing its projections that is in manner consistent with the Company’s obligations under Section 7.19) or (x) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments to be used in connection with the Debt Financing (it being understood that this does not limit the Company’s obligations under Section 7.19 to provide information regarding the Company and its Subsidiaries to Parent to assist Parent in preparing its estimates of cost savings, synergies or other post-Closing pro forma adjustments).

(pp) “FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

(qq) “Financing Conditions” means with respect to the Debt Financing, the conditions expressly set forth or referred to in Exhibit D of the Debt Commitment Letter as in effect on the date hereof.

(rr) “Fraud” means, with respect to any party, such party’s actual and intentional fraud with respect to the making of representations and warranties pursuant to Article IV (in the case of the Company) or Article V (in the case of Parent); provided, that such actual and intentional fraud of such party shall only be deemed to exist if such party makes a knowing and intentional misrepresentation or omission of a material fact or matter under circumstances or in a manner that constitutes common law fraud under Delaware Law. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, fraud by reckless or negligent misrepresentations or any tort based on negligence or recklessness.

(ss) “FTC” means the United States Federal Trade Commission or any successor thereto.

(tt) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(uu) “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(vv) “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or for which liability or standards of conduct may be imposed pursuant to any Environmental Law, including petroleum and petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances and friable asbestos.

(ww) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(xx) “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit, banker’s acceptances, bank guarantees or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to finance leases (as determined in accordance with GAAP); (v) liabilities arising out of interest rate, commodity and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest, commodity prices or currency rates; (vi) deferred purchase price of property, equipment or services or liabilities related to past acquisitions, in each case, except for trade payables incurred in the ordinary course of business; (vii) outstanding payment obligations arising in connection with indemnification, earnouts or any other contingent purchase price or similar payment obligations under Contracts related to past acquisitions (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); and (viii) guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking contemplated by the foregoing clauses (i) through (vii), in each case including all interest, penalties and other payments due with respect thereto, including indebtedness of others guaranteed by the Company Group or secured by any Lien or security interest on the assets of the Company Group.

(yy) “Indenture” means that certain indenture, dated as of December 14, 2020, by and among the Company, each of the guarantors party thereto, and the Bank of New York Mellon Trust Company, N.A., as trustee.

(zz) “Intellectual Property” means the rights associated with the following: (i) all patents, patent applications, and invention disclosures, and all divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations thereof (“Patents”); (ii) all published and unpublished works of authorship, whether copyrightable or not (including

Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (iii) trademarks, service marks, trade dress, domain names, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade names, and other indicia of origin, all associated goodwill, and all applications and registrations for the foregoing, including all renewals of the same (“Marks”); (iv) all trade secrets, confidential or proprietary know-how and other proprietary information, including ideas, improvements, inventions, discoveries, information, data and databases, processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); and (v) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(aaa) “Intervening Event” means a material event, fact, circumstance, development or occurrence with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (i) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof, and (ii) first becomes actually known to the Company Board after the date of this Agreement and prior to the Offer Acceptance Time; provided that none of the following shall be deemed to constitute an Intervening Event: (A) any event, fact, circumstance, development or occurrence that involves or relates to (x) any Acquisition Proposal (or any proposal or inquiry that constitutes, could constitute or could reasonably be expected to lead to, an Acquisition Proposal) or (y) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (y) may be considered and taken into account), (B) any event, fact, circumstance, development or occurrence that results from the announcement or pendency of this Agreement or the transactions contemplated by this Agreement or any actions required to be taken or to be refrained from being taken pursuant to this Agreement, or (C) any change in GAAP or in any applicable Law or any event, change, development, circumstance, fact or effect that is the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, in the geographic markets in which they operate or where their products or services are sold.

(bbb) “IRS” means the United States Internal Revenue Service or any successor thereto.

(ccc) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge after reasonable inquiry of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Chairman. “Knowledge” of Parent, with respect to any matter in question, means the actual knowledge after reasonable inquiry of Parent’s Chief Executive Officer and Chief Financial Officer.

(ddd) “Law” means any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(eee) “Legal Proceeding” means any claim, Action, charge, audit, lawsuit, litigation, complaint, hearing, arbitration, investigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(fff) “Lien” means, with respect to any property or asset, any charge, claim, adverse interest, community property interest, pledge, hypothecation, condition, lien (statutory or other), option, security interest, mortgage, deed of trust, encumbrance, easement, encroachment, lease, sublease, license, sublicense, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or any interest or restriction similar in substance to any of the foregoing.

(ggg) “Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “malware,” “ransomware” (in each case, as such terms are commonly understood in the Software industry) or any other code or instructions designed to disrupt, impair, disable, destroy or harm the operation of, or facilitate or provide unauthorized access to, any Software, data or other materials, or any other Business System or other device on which such code is stored or installed.

(hhh) “Marketing Period” means the first period of 12 consecutive Business Days throughout and at the end of which:

(i) Parent, Borrower and the Debt Financing Sources shall have had access to the Required Information (such access includes, but not limited to, the Required Information being publicly available via the SEC’s EDGAR or the Company’s website) and the Required Information shall be Compliant (for the avoidance of doubt, if at any time during the Marketing Period the Required Information provided at the commencement of the Marketing Period is not or ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until Parent shall have received Required Information that is Compliant);

(ii) The No-Shop Period Start Date and, if applicable, the Cut-Off Time has occurred;

(iii) the conditions set forth in Annex 1 are satisfied (other than (x) the Minimum Condition, (y) the condition in clause (h) of Annex 1 and (z) those other conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to their satisfaction or waiver (to the extent such waiver is permitted under applicable Laws) at the Offer Acceptance Time); and

(iv) nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such 12 Business Day period; provided that the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such 12 consecutive Business Day period: (A) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any audited financial statements that are included in the Required Information or announced its intention to do so, in which case the Marketing Period shall not be deemed to commence until a new unqualified audit opinion is issued with respect to such audited financial statements of the Company for the applicable periods by such independent accountant or another national or regional independent public accounting firm reasonably acceptable to Parent (it being understood that any “big four” accounting firms or BDO USA, P.C. will be deemed acceptable), (B) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information or any such restatement is under active consideration, in which case, the Marketing Period shall not be deemed to commence until such restatement has been completed and the applicable Required Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required in accordance with GAAP or (C) the Company shall have failed to file any Report on Form 10-K, Form 10-Q or Form 8-K required to be filed with the SEC pursuant to the Exchange Act in accordance with the periods required by the Exchange Act, in which case (1) in the case of failure to file a Form 10-K or Form 10-Q, the Marketing Period shall not commence or be deemed to commence unless and until such reports have been filed and (2) in the case of failure to file a Form 8-K, the Marketing Period shall toll until such report has been filed; provided, that if the failure to file such report occurs during the final five days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period shall be no earlier than the fifth Business Day after such report has been filed.

Notwithstanding anything included herein to the contrary, if at any time the Company shall reasonably and in good faith believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information on such date and, within two Business Days after the date of delivery of such notice, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered) and, following delivery of such Required Information specified in such notice, the Marketing Period will commence if all the requirements for the Marketing Period to commence have otherwise been met; provided that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Information was, in fact, delivered. Notwithstanding anything in this definition to the contrary, the Marketing Period shall be deemed to have been completed and ended on any earlier date prior to the expiration of the 12 consecutive Business Day period described above if Parent or one of its Subsidiaries has received cash proceeds from its Debt Financing of at least $4,500,000,000, including if the proceeds of such Debt Financing are placed in escrow.

(iii) “Nasdaq” means The Nasdaq Global Select Market and any successor stock exchange.

(jjj) “Notes” means the 3.875% senior notes due 2028, issued pursuant to the Indenture.

(kkk) “NYSE” means the New York Stock Exchange and any successor stock exchange.

(lll) “Order” means any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

(mmm) “Other Anti-Bribery Laws” means, other than the FCPA, all anti-bribery and anti-corruption Laws applicable to the Company or any of its Subsidiaries or Parent or any of its Subsidiaries (as applicable).

(nnn) “Owned Company Shares” means those shares of Company Common Stock that are held by the Company Group.

(ooo) “Parent Board” means the Board of Directors of Parent.

(ppp) “Parent Common Stock” means the common stock, $0.01 par value, of Parent.

(qqq) “Parent Employee Plans” shall mean (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, natural person consultant or other service, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change in control compensation and other fringe, welfare or other employee benefit or compensation plans, programs, agreements, contracts, policies, practices or binding arrangements (whether or not in writing and whether or not funded), in each case which are (x) sponsored, maintained or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries; or (y) otherwise with respect to which Parent or any of its Subsidiaries have any potential liability, contingent or otherwise, excluding, in each case any plan, program or arrangement sponsored by a Governmental Authority to which Parent is required to contribute for the benefit of employees or other service providers located outside of the U.S.

(rrr) “Parent Group” means Parent and its Subsidiaries.

(sss) “Parent Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Parent Group.

(ttt) “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Parent Material Adverse Effect, (x) is having or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Parent Group, taken as a whole or (y) would prevent Parent or Merger Sub from consummating the transactions contemplated by this Agreement; provided, however, that, with respect to clause (x) only, none of the following (by itself or when aggregated) will be deemed to be or constitute a Parent Material Adverse Effect or will be taken into account when determining whether a Parent Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii) changes in general conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings generally in the United States or any other country or (2) changes in exchange rates generally for the currencies of any country;

(iii) the general conditions or trends, or changes in general conditions or trends in the industries in which the Parent Group operates or generally conducts business or where their products or services are sold;

(iv) changes in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v) an Effect arising from or relating to national or international political or social conditions, including the engagement by any country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon any country, or any of its territories, possessions, or diplomatic or consular offices;

(vi) any Effect arising from or relating to any natural disaster, named storm, changes in weather or climate or any escalation or worsening of the foregoing;

(vii) any Effect arising from the execution, announcement or performance of this Agreement (including the identity of the Company or its Affiliates) or the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Parent Group with employees, partnerships, labor unions, work councils, financing sources, suppliers, customers, partners, vendors, Governmental Authorities or any other Person or other business relationships (other than, in each case, for purposes of any representation and warranty set forth in Section 5.3);

(viii) the compliance by any Party with the express terms of this Agreement (other than any obligation to operate in the ordinary course), including any action taken or refrained from being taken as expressly required by the terms of this Agreement;

(ix) any action taken or refrained from being taken, in each case which the Company has expressly approved, consented to or requested in writing following the date hereof;

(x) changes in GAAP or other applicable accounting standards or in any applicable Laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xi) changes in the price or trading volume of the Parent Common Stock or any change in the credit rating of Parent or any of its securities, in and of itself (it being understood that any cause of such change may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred);

(xii) any failure, in and of itself, by the Parent Group to meet (A) any public estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Parent Material Adverse Effect and may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred);

(xiii) any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former stockholders of Parent (on their own behalf or on behalf of Parent) against Parent, any of its executive officers or other employees or any member of the Parent Board arising out of the Merger or any other transaction contemplated by this Agreement (but not any finally adjudicated breach of fiduciary duty or violation of Law itself);

except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent that such Effect has had a disproportionate adverse effect on Parent relative to other companies operating in the industries in which the Parent Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Parent Material Adverse Effect.

(uuu) “Parent PSU” means each restricted stock unit award granted under the Parent 2018 Omnibus Incentive Plan whose vesting is conditioned in full or in part based on achievement of performance goals or metrics.

(vvv) “Parent RSU” means each restricted stock unit award granted under the Parent 2018 Omnibus Incentive Plan whose vesting is conditioned solely on the satisfaction of time-based vesting conditions.

(www) “Payoff Letter” means, with respect to the Company Credit Agreement and each other agreement governing Closing Indebtedness (other than the Indenture and capital and finance leases), a customary payoff letter executed by the lenders or other creditors thereunder (or their duly authorized agent or representative), which states the aggregate amount of outstanding obligations of the Company and its Subsidiaries thereunder as of the date specified in such letter (together with a customary per diem for payment following such date) and the instructions for payment of the same to discharge such obligations, which letter shall also state that, upon receipt from or on behalf of the borrower thereunder of payment of such amount (together with the per diem, to the extent applicable) in cash in immediately available funds, (a) all obligations and liabilities of the Company and its Subsidiaries thereunder, and all obligations of the lenders thereunder (other than those liabilities that expressly survive the termination thereof) shall be satisfied and all guarantees provided by, and all other agreements of, the Company and its Subsidiaries thereunder shall be terminated (to the extent applicable, other than any issued and outstanding letters of credit thereunder for which alternative arrangements may have been agreed), (b) all Liens relating to the equity interests, rights, properties and assets of the Company and its Subsidiaries granted in connection therewith (to the extent applicable, other than any cash collateral or other arrangements to backstop any letters of credit issued and outstanding thereunder that are not terminated at Closing) shall be released and terminated without any further action by the secured parties, and the Company and its Subsidiaries or Parent or any of its Affiliates (or their respective counsel) are authorized to file such documents and instruments as are necessary to evidence such release and (c) provide for delivery to the Company (or their designee) on or promptly following the Closing Date all possessory collateral (if any) in such lenders’ or agent’s possession.

(xxx) “Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests arising in the ordinary course of business that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) relating to real property; (iv) Liens incurred or pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) Liens incurred or pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar Liens (or other Liens of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use, operation or value of the applicable property owned, leased, used or held for use by the Company Group or the Parent Group (as applicable) or the conduct of the business of the Company and its Subsidiaries or Parent and its Subsidiaries (as applicable), in each case as currently conducted, or restrictions or exclusions that would be shown by a current title report or other similar report; (vii) statutory Liens of landlords or Liens against the interests of the landlord or owner of any Leased Real Property or Parent Leased Real Property (as applicable), in each case for obligations that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP, unless caused by the Company Group or the Parent Group (as applicable); (viii) non-exclusive licenses under Intellectual Property granted in the ordinary course of business; or (ix) Liens set forth on Section 1.1(xxx) of the Company Disclosure Letter.

(yyy) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(zzz) “Personally Identifiable Information” means all data that identifies, is linked to, or can be reasonably be used to identify an individual, household or device, alone or in combination with any other information or data, or which is otherwise classified as ‘personal data,’ ‘personally identifiable information,’ ‘protected health information,’ ‘nonpublic personal information,’ or similar term under applicable Data Protection Laws.

(aaaa) “Processed” or “Processing” means to store, collect, copy, process, transfer, transmit, display, access, use, adapt, record, retrieve, organize, structure, erase or disclose, and any actions that are otherwise defined as ‘processed’ or ‘processing’ under applicable Data Protection Laws.

(bbbb) “Representatives” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

(cccc) “Required Information” means the financial statements of the Acquired Business (as defined in the Debt Commitment Letter as in effect on the date hereof) required to be delivered by paragraph 9 of Exhibit D of the Debt Commitment Letter (as in effect on the date hereof).

(dddd) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(eeee) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ffff) “Securities Act” means the Securities Act of 1933.

(gggg) “Software” means all computer software, computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies (in each case, whether in object code, source code or other form or format), including libraries, subroutines and other components thereof, associated databases, and related documentation and materials.

(hhhh) “Specified Data Breach” means any unauthorized (i) disclosure of Personally Identifiable Information in the possession, custody or control of any member of the Company Group or the Parent Group (as applicable) or that is Processed by or on behalf of any member of the Company Group or the Parent Group (as applicable) or (ii) access, use, transmission, transfer or other Processing of Personally Identifiable Information that is Processed by or on behalf of, or in the possession, custody or control of, any member of the Company Group or the Parent Group (as applicable) that, in the case of each of clauses (i) or (ii), would reasonably be expected to (A) be material to the Company Group, taken as a whole, or the Parent Group, taken as a whole (as applicable), or (B) result in any member of the Company Group or the Parent Group (as applicable) having any obligation under any applicable Data Protection Law to provide notification regarding any of the foregoing to any Person or Governmental Authority.

(iiii) “Subsidiary” of any Person means (i) a corporation of which more than 50% of the combined voting power of the outstanding voting equity securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(jjjj) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty and timing of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and (ii) if consummated, would be more favorable, from a financial point of view, to the Company Stockholders than the transactions contemplated by this Agreement, including the Offer and the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(kkkk) “Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or Law that limits or restricts business combinations or the ability to acquire or vote equity securities.

(llll) “Tax” means any federal, state, local, or non-United States or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, occupancy tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax, imposed, assessed or collected by or under the authority of any Governmental Authority, together with any interest, penalties, inflationary adjustments, additions to tax, fines or other additional amounts imposed thereon, with respect thereto, or related thereto.

(mmmm) “Trade Control and Sanctions Regulations” means all sanctions, export control, anti-boycott and customs Laws of the United States and other jurisdictions (to the extent consistent with U.S. Law) applicable to the Company or any of its Subsidiaries or Parent or any of its Subsidiaries (as applicable), including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws administered by Office of Foreign Assets Control of the U.S. Department of the Treasury and U.S. customs regulations.

(nnnn) “Transaction Litigation” means any Legal Proceeding commenced or threatened by any Person (including any current or former holder of Company Common Stock or any other securities or Indebtedness for borrowed money of any member of the Company Group) against a Party or any of its Subsidiaries or any of its or their Representatives or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or any of its or their Representatives, in each case in connection with, arising from or otherwise relating to or regarding the transactions contemplated by this Agreement, including the Offer and the Merger, other than any Legal Proceedings among the Parties related to this Agreement.

(oooo) “Treasury Regulation” means the final or temporary regulations issued by the United States Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

(pppp) “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local Law, regulation or ordinance.

(qqqq) “Willful and Material Breach” means, with respect to any covenant, representation, warranty or other agreement set forth in this Agreement, a material breach that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, or constitute a breach of the relevant covenant, representation, warranty or other agreement.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Adverse Effect on Financing	7.18(d)
Advisor	4.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.3(b)
Buyer Parties	Preamble
Bylaws	4.1
Capitalization Date	4.6(a)
Cash Offer Price	Recitals
Certificate of Merger	3.2
Certificates	3.9(c)
Charter	3.5(a)
Chosen Courts	10.10
Closing	3.3

Closing Date	3.3
Collective Bargaining Agreement	4.18(a)
Company	Preamble
Company 401(k) Plan	7.8(e)
Company Board Recommendation	Recitals
Company Board Recommendation Change	6.3(d)(i)
Company Disclosure Letter	Article IV
Company Equity Award Schedule	4.6(b)
Company Owned Software	4.15(h)
Company PSU Consideration	3.8(b)
Company Registered IP	4.15(a)
Company RSA Consideration	3.8(a)
Company SEC Reports	4.8
Company Securities	4.6(c)
Company Termination Fee	9.3(b)(i)
Confidentiality Agreement	10.4
Consent	4.5
Copyrights	1.1(zz)
Cut-Off Time	6.3(b)
D&O Insurance	7.7(c)
Data Protection Laws	1.1(bb)
Depository Agent	3.9(a)
DGCL	Recitals

Discharge	7.16
Dissenting Company Shares	3.7(c)(i)
EDGAR	4.8
Effect	1.1(u)
Effective Time	3.2
Electronic Delivery	10.13
Employee Plans	4.17(a)
Enforceability Limitations	4.2
ERISA Affiliate	4.17(c)
Event Notice Period	6.3(e)(i)(2)
Exchange Fund	3.9(b)
Expiration Date	2.1(c)
Extension Deadline	2.1(c)
Form S-4	2.1(e)
Government Closure	7.2(a)
Indemnified Persons	7.7(a)
Lease	4.13(b)
Leased Real Property	4.13(b)
Marks	1.1(zz)
Material Contract	4.12(a)
Maximum Annual Premium	7.7(c)
Merger	Recitals
Merger Fractional Share Payout	3.7(d)
Merger Sub	Preamble
Multiemployer Plan	4.17(d)
New Plan	7.8(d)
Offer	Recitals
Offer Acceptance Time	2.1(h)

Offer Commencement Date	2.1(c)
Offer Conditions	2.1(b)
Offer Documents	2.1(e)
Offer Fractional Share Payout	2.1(i)
Offer Price	Recitals
Offer to Purchase	2.1(b)
Old Plans	7.8(d)
Owned Real Property	4.13(a)
Parent	Preamble
Parent Collective Bargaining Agreement	5.16(a)
Parent Disclosure Letter	Article V
Parent ERISA Affiliate	5.15(a)
Parent Leased Real Property	5.11(b)
Parent Leases	5.11(b)
Parent Owned Real Property	5.11(a)
Parent Owned Software	5.13(h)
Parent Permits	5.17
Parent Plan	7.8(e)
Parent Preferred Stock	5.5(a)
Parent Real Property	5.11(b)
Parent Registered IP	5.13(a)
Parent RSU	3.8(a)
Parent SEC Reports	5.7

Parent Securities	5.5(c)
Party	Preamble
Patents	1.1(zz)
Payment Agent	3.9(a)
Payment Agent Agreement	3.9(a)
Per Share Price	3.7(a)(ii)
Permits	4.19
Proposal Notice Period	6.3(e)(ii)(2)
Real Property	4.13(b)
Redemption	7.16
Required Amount	5.27
Schedule 14D-9	2.2(a)
Share	Recitals
Single-Trigger RSA	3.8(a)
Stockholder List Date	2.2(b)
Stock Offer Price	Recitals
Sublease	4.13(d)
Subleases	5.11(d)
Surviving Corporation	3.1
Tax Returns	4.16(a)
Termination Date	9.1(c)
Third-Party Consents	7.1(a)(ii)
Trade Secrets	1.1(zz)
Uncertificated Shares	3.9(c)
URI	Recitals
URI Agreement	Recitals
URI Agreement Termination Fee	Recitals
URI Merger Sub	Recitals
VWAP	1.1(ll)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.” When used herein, the phrase “the date hereof” means “the date of this Agreement.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices.”

(j) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) in effect as of such date. A reference to “law” will refer to any federal, state, local or foreign legislation, statute, Law (including common law), ordinance, rule, regulation, code, directive, determination or stock exchange listing requirement, as applicable, and “order” will refer to any decree, ruling, judgment, injunction or other Order in any Legal Proceedings by or with any Governmental Authority. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is specifically related to such item; or (ii) such item is specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto (provided that an amount with respect to such item is included in such notes), in each case of clauses (i) and (ii), if an amount is so shown or set forth on such balance sheet or financial statement or notes thereto, solely to the extent of such amount.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p) The information contained in this Agreement and in the Company Disclosure Letter or the Parent Disclosure Letter (as applicable) is disclosed solely for purposes of this Agreement and solely for the benefit of the Parties, and no information contained herein or therein will be deemed to be an admission by any Party to any Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter or the Parent Disclosure Letter (as applicable) is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter (as applicable). Nothing in the Company Disclosure Letter or the Parent Disclosure Letter (as applicable) constitutes an admission against the Company’s or Parent’s (as applicable) interest or represents the Company’s or Parent’s (as applicable) legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Parent Material Adverse Effect or materiality.

(q) The contents of each of the Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

(r) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(s) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” by the Company or Parent (as applicable) if such documents, information or materials have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being posted to a virtual data room managed by the Company or filed with or furnished to the SEC and available on EDGAR, in each case, not later than the date hereof.

(t) References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

ARTICLE II

THE OFFER

2.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article IX, as promptly as practicable after the date of this Agreement but in no event more than 20 Business Days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 2.1(e) and 2.2(b)), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase any and all of the outstanding shares of Company Common Stock (other than Owned Company Shares), at a price per Share equal to the Offer Price, net to the holder of such Share, without interest and subject to any withholding of Tax in accordance with Section 3.12, all upon the terms and subject to the conditions set forth in this Agreement.

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to (and of Parent to cause Merger Sub to) accept for purchase, and pay for, any shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the prior satisfaction or waiver (to the extent permitted under applicable laws) of the conditions set forth in Annex 1 (collectively, the “Offer Conditions”), and no other conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition (as defined in Annex 1), the Termination Condition (as defined in Annex 1) and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the amount of cash constituting the Cash Offer Price or increase the amount of Parent Common Stock constituting the Stock Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable Laws) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Merger Sub shall not (A) decrease the Cash Offer Price or the Stock Offer Price (except to the extent required by Section 3.12), (B) change the form of consideration payable in the Offer (provided that nothing herein shall limit the ability of Parent and Merger Sub to increase the cash consideration payable in the Offer or the Parent Common Stock consideration payable in the Offer), (C) decrease the maximum number of Company Common Stock sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (f) of Annex 1, (F) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Company Common Stock in its capacity as such, (G) withdraw or terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 2.1(c) or 2.1(d), or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Expiration and Extension of the Offer. The expiration date and time of the Offer, as the same may be extended from time to time in accordance with the terms of this Agreement, is herein referred to as the “Expiration Date”. The initial Expiration Date shall be one minute after 11:59 p.m. Eastern Time on the date that is 20 Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the date on which Merger Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act (the “Offer Commencement Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Article IX: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Merger Sub or Parent and has been waived) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for additional periods of up to 10 Business Days per extension, to permit such Offer Condition to be satisfied; and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for any period required by applicable Law, any interpretation or position of the SEC, the staff thereof or the New York Stock Exchange applicable to the Offer (and, in any event, if any such date is not a Business Day, the first Business Day thereafter); provided, however, that in no event shall Merger Sub (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Article IX and (y) one Business Day prior to the Termination Date (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 2.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Article IX. In the event that this Agreement is validly terminated pursuant to Article IX, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in no event more than one Business Day after such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant to the Offer. If the Offer is terminated in accordance with the terms of this Agreement, Merger Sub shall promptly (and in no event more than one Business Day after such termination) return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Laws, all tendered shares of Company Common Stock to the registered holders thereof.

(e) Offer Documents; Form S-4. As promptly as practicable on the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC, in accordance with Exchange Act Rule 14d-3, a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase, form of the related letter of transmittal and summary advertisement, (ii) make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act and (iii) cause the Offer to Purchase and related documents to be disseminated to the Company Stockholders as and to the extent required by applicable Laws. Concurrently with the filing of the Offer Documents, Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act the offer and sale of Parent Common Stock pursuant to the Offer and the Merger (together with any amendments, supplements and exhibits thereto, the “Form S-4”). The Form S-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act. Parent and Merger Sub agree that they shall cause the Offer Documents and the Form S-4 filed by either Parent or Merger Sub with the SEC to (x) comply in all material respects with the Exchange Act, the Securities Act and other applicable Laws and (y) on the date first filed with the SEC and on the date first disseminated to the Company Stockholders, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Form S-4. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents or the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to promptly cause the Offer Documents or the Form S-4 (as applicable) as so corrected to be filed with the SEC and to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and the Form S-4. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Company, the Company’s Subsidiaries and the Company Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 2.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents and the Form S-4 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Merger Sub agree to provide the Company and its counsel with any comments (including oral comments) Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents or the Form S-4 promptly after receipt of such comments (including oral comments).

(f) Funds. Parent shall provide or cause to be provided to Merger Sub, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, (i) the outstanding shares of Company Common Stock or (ii) the outstanding shares of Parent Common Stock, in either such case, are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately and proportionately adjusted, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.1(g) shall be construed to permit the Company, Parent or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of each of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly, and in no event later than 9:00 a.m. Eastern Time one Business Day after the Expiration Date, irrevocably accept for payment all shares of Company Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three Business Days) pay for such shares of Company Common Stock.

(i) No Fractional Shares. No fractional shares of Parent Common Stock, and no certificate, receipt or scrip representing fractional shares of Parent Common Stock, shall be issued pursuant to the Offer, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement to the contrary, each holder of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all shares of Company Common Stock validly tendered in the Offer (and not validly withdrawn) by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP, rounded to the nearest cent (with 0.5 of a cent being rounded upward) (the “Offer Fractional Share Payout”).

(j) Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Offer Acceptance Time will be paid to the holder of any shares of Company Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer.

2.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, concurrently with or following the filing of the Offer Documents and the Form S-4, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the Company Board Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 4.3(b) and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to the Company Stockholders as and to the extent required by applicable Laws, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Laws and (y) on the date first filed with the SEC and on the date first disseminated to the Company Stockholders, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Merger Sub that may be required or reasonably requested in connection with any action contemplated by this Section 2.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Stockholder Lists. The Company shall (and shall cause its transfer agent to) promptly after the date hereof, and from time to time thereafter as reasonably requested, furnish Parent and Merger Sub with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories, in each case as of the most recent practicable date (including lists of non-objecting beneficial owners), and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request from time to time in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than 10 Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Merger Sub and their agents shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files.

(c) Share Registry. The Company shall register (and shall cause its transfer agent to register) the transfer of the shares of Company Common Stock accepted for payment by Merger Sub effective immediately after the Offer Acceptance Time.

ARTICLE III

THE MERGER

3.1 The Merger. As soon as practicable after the Offer Acceptance Time and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL (including Section 251(h) thereof), at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

3.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the Parties prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

3.3 The Closing. The consummation of the Merger (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of such conditions), or such other time, location and/or date as Parent and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

3.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges and powers of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

3.5 Certificate of Incorporation and Bylaws.

(a) Surviving Corporation Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 7.7(a), the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) will be amended and restated in its entirety to take the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name and any references to the sole incorporator of Merger Sub shall be removed, until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Surviving Corporation Bylaws. At the Effective Time, subject to the provisions of Section 7.7(a), the bylaws of the Company will be amended and restated in their entirety to read as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

3.6 Directors and Officers.

(a) Directors of the Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal pursuant to the Charter, the bylaws and/or applicable Law.

(b) Officers of the Surviving Corporation. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal pursuant to the Charter, the bylaws and/or applicable Law.

3.7 Effect of the Merger.

(a) Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the Company Common Stock or any shares of capital stock of Parent or Merger Sub, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than (A) Dissenting Company Shares to be treated in accordance with Section 3.7(c) and (B) Owned Company Shares to be cancelled in accordance with Section 3.7(a)(iii)) will be cancelled and extinguished and automatically converted into the right to receive the Offer Price, without interest thereon (the “Per Share Price”), subject to any withholding of Tax in accordance with Section 3.12, and in accordance with the provisions of Section 3.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 3.11); and

(iii) each Owned Company Share (as treasury stock or otherwise) as of immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately (and subject to the terms of the Charter) to reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock or Parent Common Stock (as applicable) occurring on or after the date hereof and prior to the Effective Time; provided that nothing in this Section 3.7(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by this Agreement.

(c) Statutory Rights of Appraisal.

(i) Subject to the last sentence of this Section 3.7(c), all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Company Shares” until such time as the holder thereof fails to perfect, withdraws, waives or otherwise loses such holder’s appraisal rights under the Laws of the State of Delaware with respect to such shares) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 3.7, the Merger Fractional Share Payout pursuant to Section 3.7(d) or any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.13(b). No holders of Dissenting Company Shares shall be entitled to receive the Per Share Price, the Merger Fractional Share Payout pursuant to Section 3.7(d) or any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.13(b) with respect to the Dissenting Company Shares owned by such holder and each holder of Dissenting Company Shares will be entitled to receive only payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and in such case, at the Effective Time, the Dissenting Company Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each holder of Dissenting Company Shares will cease to have any rights with regard thereto except such holder’s right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will cease to be Dissenting Company Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, the Merger Fractional Share Payout pursuant to Section 3.7(d) and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.13(b), in each case without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 3.9.

(ii) The Company will give Parent (A) prompt notice and copies of any demands for appraisal received by the Company, actual, attempted or purported withdrawals of such demands and any other instruments served pursuant to (or purportedly pursuant to) the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) a reasonable opportunity to direct all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares, including any determination to make any payment or deposit with respect to any of the holders of Dissenting Company Shares with respect to any of their Dissenting Company Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Legal Proceedings regarding appraisal. The Company may not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment or deposit with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing.

(d) No Fractional Shares. No fractional shares of Parent Common Stock, and no certificate, receipt or scrip representing fractional shares of Parent Common Stock, shall be issued upon the surrender for exchange of Certificates or Uncertificated Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement to the contrary, each holder of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Uncertificated Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP, rounded to the nearest cent (with 0.5 of a cent being rounded upward) (the “Merger Fractional Share Payout”).

3.8 Equity Awards.

(a) Company RSAs.

(i) At the Effective Time, by virtue of the Merger, each Company RSA set forth on Section 3.8(a)(i) of the Company Disclosure Letter that is outstanding as of immediately prior to the Effective Time (each, a “Single-Trigger RSA”) shall, without any required action on the part of the holder thereof, be fully vested, cancelled and automatically converted into the right to receive (A) an amount in cash equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company RSA, multiplied by (y) the Cash Offer Price, and (B) a number of shares of Parent Common Stock equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company RSA, multiplied by (y) the Stock Offer Price, in each case, subject to any applicable withholding Taxes payable in respect thereof (the “Company RSA Consideration”).

(ii) At the Effective Time, by virtue of the Merger, each Company RSA that is not a Single-Trigger RSA and that is outstanding as of immediately prior to the Effective Time shall, without any required action on the part of the holder thereof, be cancelled and be substituted with an award of restricted stock units granted under the Parent 2018 Omnibus Incentive Plan in respect of a number of shares of Parent Common Stock (each, a “Parent RSU”) equal to (rounded down to the nearest whole number) (A) the number of shares of Company Common Stock subject to such Company RSA immediately prior to the Effective Time multiplied by (2) the Equity Award Exchange Ratio. Except as specifically provided above or as set forth on Section 3.8(a)(ii) of the Company Disclosure Letter, following the Effective Time, each Parent RSU shall vest according to the same vesting schedule and shall have forfeiture conditions no less favorable to the holder of such Parent RSU than the forfeiture conditions that were applicable to the applicable Company RSA immediately prior to the Effective Time.

(b) Company PSUs. At the Effective Time, by virtue of the Merger, except as set forth on Section 3.8(b) of the Company Disclosure Letter, each Company PSU, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted, without any required action on the part of the holder thereof, into the right to receive (A) an amount in cash equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company PSU (together with any accrued and unpaid dividends or dividend equivalents corresponding to such Company PSU), multiplied by (y) the Cash Offer Price, and (B) a number of shares of Parent Common Stock equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Company PSU, multiplied by (y) the Stock Offer Price, in each case, subject to any applicable withholding Taxes payable in respect thereof (the “Company PSU Consideration”); provided, that any performance conditions applicable to the Company PSUs shall deemed to be earned based at the target level of performance; provided, further, that any performance conditions applicable to performance periods that have ended prior to the Effective Time will be deemed earned based on the actual level of performance.

(c) Payment Procedures. The Surviving Corporation or its Subsidiaries, as applicable, shall pay (and Parent shall cause the Surviving Corporation or its Subsidiaries, as applicable, to so pay), no later than the first payroll date following the Closing Date, the cash portion of each of the Company RSA Consideration and the Company PSU Consideration, as applicable, payable with respect to each of the Single-Trigger RSAs and Company PSUs, respectively, through the Company Group’s payroll to the applicable holders of such Single-Trigger RSAs and Company PSUs; provided, however, that to the extent the holder of such Single-Trigger RSA or Company PSU is not and was not at any time during the applicable vesting period an employee of the Company or any of its Subsidiaries, such amounts shall not be paid through the Company Group’s payroll, but shall be paid by the Payment Agent pursuant to Section 3.9; provided, further, that the non-cash portion of each of the Company RSA Consideration and the Company PSU Consideration, as applicable, payable with respect to each of the Single-Trigger RSAs and Company PSUs, respectively, shall be paid in accordance with the provisions of Section 3.9, subject to any withholding of Tax in accordance with Section 3.12.

(d) Further Actions. Prior to the Effective Time, the Company will pass resolutions approving and take other actions as may be reasonably necessary or required to effect the cancellation of Company PSUs and Company RSAs upon the Effective Time in exchange for the consideration set forth herein, and to give effect to this Section 3.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). The Company Equity Plans will terminate as of the Effective Time, and the provisions in any other Employee Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock or other equity interests of the Company Group will be cancelled as of the Effective Time, and the Company will take all action necessary to effect the foregoing.

3.9 Exchange of Certificates.

(a) Depository Agent and Payment Agent. Prior to the Offer Acceptance Time, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) with a depository agent and a paying agent selected by Parent after reasonable consultation with the Company (the “Payment Agent Agreement”), to act as agent for the Company Stockholders in connection with the Offer and the Merger for the holders of Company Common Stock to receive the aggregate Offer Price to which the holders of such Company Common Stock shall become entitled to pursuant to Section 2.1(a) (the “Depository Agent”) and for the holders of Company Common Stock to receive the aggregate Per Share Price to which the holders of such Company Common Stock shall become entitled pursuant to Section 3.7 (the “Payment Agent”).

(b) Exchange Fund. At or immediately following the Offer Acceptance Time, Parent will deposit (or cause to be deposited), with the Depository Agent, (i) by wire transfer of immediately available funds, for payment to the Company Stockholders pursuant to Section 2.1(b), an amount of cash equal to the aggregate Cash Offer Price to which the holders of shares of Company Common Stock shall become entitled to pursuant to Section 2.1(h), including the aggregate Offer Fractional Share Payout, and (ii) for payment to the Company Stockholders pursuant to Section 2.1(b), a number of shares of Parent Common Stock in book entry form equal to the aggregate Stock Offer Price. At or immediately following the Closing, Parent will deposit (or cause to be deposited), on behalf of Merger Sub, with the Payment Agent, (A) by wire transfer of immediately available funds, for payment to the Company Stockholders pursuant to Section 3.7, an amount of cash equal to the aggregate cash consideration to which such holders become entitled pursuant to Section 3.7, including the aggregate Merger Fractional Share Payout, and (B) for payment to the Company Stockholders pursuant to Section 3.7, a number of shares of Parent Common Stock in book entry form equal to the aggregate Parent Common Stock consideration to which such holders become entitled pursuant to Section 3.7 (which, for the avoidance of doubt, in the case of this Section 3.9(b)(ii)(B), shall not include the Company RSA Consideration or the Company PSU Consideration). On the payment date of any dividend or distribution with respect to Parent Common Stock with a record date after the Effective Time and a payment date prior to the surrender of any applicable unsurrendered Certificates or Uncertificated Shares, Parent shall deposit (or cause to be deposited) with the Payment Agent, for the benefit of the applicable holders of Company Common Stock, for payment in accordance with this Article III through the Payment Agent, the aggregate dividend or distribution amounts payable pursuant to Section 3.13(b). Pursuant to the Payment Agent Agreement and until disbursed in accordance with the terms and conditions of this Agreement, all cash will be invested by the Payment Agent, if and as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (collectively, such deposits with the Depository Agent and with the Payment Agent, and any proceeds thereon, along with the shares of Parent Common Stock, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent or the Depository Agent to promptly pay the cash amounts contemplated by Section 2.1(h) and Section 3.7, as applicable; or (C) all or any portion of the Exchange Fund is unavailable for the prompt payment of the cash amounts contemplated by Section 2.1(h) and Section 3.7 for any reason, Parent will, or will cause the Surviving Corporation or one of its Subsidiaries to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Depository Agent and the Payment Agent to make the payments contemplated by Section 2.1(h) and Section 3.7. Any income from investment of the Exchange Fund will be payable, as directed by Parent, to Parent, the Surviving Corporation, or otherwise as Parent directs.

(c) Payment Procedures. Promptly following the Closing (and in any event within three Business Days following the Closing), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares) (the “Certificates”); or (ii) uncertificated shares of Company Common Stock (other than Dissenting Company Shares) (the “Uncertificated Shares”): (A) in the case of holders of Certificates, a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares, as applicable, in exchange for the Per Share Price, payable in respect thereof. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor (I) an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Cash Offer Price, plus the applicable Merger Fractional Share Payout (subject to Section 3.12), and (II) a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Stock Offer Price, and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor (I) an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (y) the Cash Offer Price, plus the applicable Merger Fractional Share Payout (subject to Section 3.12), and (II) a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (y) the Stock Offer Price, and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price, payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 3.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price without interest thereon, payable in respect thereof. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive in respect thereof.

(d) Transfers of Ownership. Subject, in all cases, to the terms and conditions of the Charter in respect of Company Common Stock, if a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company or if the Per Share Price is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered or transferred is registered in the stock transfer books or ledger of the Company, as applicable, only if, in the case of shares of Company Common Stock represented by Certificates, such Certificate is properly endorsed and otherwise in proper form for surrender and transfer, or in the case of Uncertificated Shares, a proper transfer instruction is presented, and in either case the Person requesting such payment has paid to Parent (or to another Person, as directed by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or has established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Distribution of Exchange Fund to the Surviving Corporation. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Closing Date, as applicable, will be delivered to Parent or the Surviving Corporation, as determined by Parent, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock, for exchange pursuant to this Section 3.9(f) will thereafter look for payment of the Per Share Price without interest thereon, payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price (subject to Section 3.12), to which such holders may be entitled pursuant to Section 3.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

3.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable, in accordance with Section 3.7 and cease to exist; and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price, payable therefor in accordance with Section 3.7 (subject to the right to receive, pursuant to Section 3.7(d), the Merger Fractional Share Payout), together with any dividends or other distributions on shares of Parent Common Stock payable in accordance with Section 3.13(b), or in the case of Dissenting Company Shares, the rights pursuant to Section 3.7(c). The Per Share Price paid in accordance with the terms of this Article III will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 3.9(c)) be cancelled and exchanged as provided in this Article III.

3.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 3.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.12 Required Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Depository Agent, the Payment Agent, Parent, Merger Sub, the Company and the Surviving Corporation (and any Subsidiaries thereof) will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement, such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

3.13 Dividends or Distributions.

(a) No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

(b) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time and a payment date prior to the surrender of any applicable unsurrendered Certificates or Uncertificated Shares shall be paid to the holder of any unsurrendered Certificate or Uncertificated Shares with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Payment Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or an Affidavit of Loss in lieu of a Certificate and compliance with Section 3.11, as applicable) or Uncertificated Shares in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or an Affidavit of Loss in lieu of a Certificate and compliance with Section 3.11, as applicable) or Uncertificated Shares there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

3.14 Necessary Further Actions. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Article III as soon as practicable following the Offer Acceptance Time without a meeting of the Company Stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges and powers of the Company or Merger Sub, then the directors and officers of the Company and Merger Sub will take all such lawful and necessary action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article IV, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2022 and no later than one Business Day prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature); or (b) subject to the terms of Section 10.12, as set forth in the disclosure letter delivered by the Company to the Buyer Parties on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Buyer Parties as follows:

4.1 Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Amended and Restated Bylaws of the Company, as amended (the “Bylaws”) that are in full force and effect as of the date of this Agreement. The Company is not in violation of the Charter or the Bylaws.

4.2 Corporate Power; Enforceability. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Merger, subject only to the satisfaction or waiver of the Offer Conditions and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the transactions contemplated hereby, including the Offer and the Merger have been duly authorized, adopted and approved, as applicable, by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations hereunder; or (c) the filing of the Certificate of Merger and the consummation of the transactions contemplated hereby, including the Offer and the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Limitations”).

4.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board, at a duly called and held meeting, has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company Stockholders, and declared it advisable to enter into this Agreement with Parent and Merger Sub, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that, subject to the terms of this Agreement, the Merger shall be effected under Section 251(h) of the DGCL, (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Common Stock to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions of this Agreement, which recommendation has not been subsequently withdrawn or modified as of the date of this Agreement, and (v) approved the termination of the URI Agreement. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company Stockholders or any holder of Company Common Stock or any other equity interests of the Company is necessary to authorize or adopt this Agreement or to consummate the Offer or the Merger.

(b) Fairness Opinion. The Company Board has received the oral opinion of BofA Securities, Inc. (the “Advisor”), to be subsequently confirmed by the delivery of a written opinion, to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Per Share Price to be received pursuant to, and in accordance with, the terms of this Agreement by the Company Stockholders (other than holders of any (i) Owned Company Shares or (ii) Dissenting Company Shares) is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by the Buyer Parties). The Company shall, following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of said opinion letters to Parent solely for informational purposes.

(c) Anti-Takeover Laws. No Takeover Statute is applicable to the Company. Assuming that the representations of the Buyer Parties set forth in Section 5.6 are true and correct, no restrictions on business combinations set forth in Section 203 of the DGCL, the Charter, the Bylaws or any other Takeover Statute would be applicable to the execution and delivery of and the performance under this Agreement and the Merger, the Offer or the other transactions contemplated by this Agreement.

4.4 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 4.5, violate or conflict with any Law or Order applicable to the Company Group or by which any of its properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to have a Company Material Adverse Effect.

4.5 Requisite Governmental Approvals. No consent, approval, Order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; (c) the consummation of the Merger; or (d) continued operation in the ordinary course of business of the Company and its Subsidiaries immediately following the Effective Time, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act (including the filing of the Schedule 14D-9); (iii) such filings as may be required under the rules and regulations of Nasdaq; (iv) compliance with any applicable requirements of the HSR Act; and (v) such other Consents the failure of which to obtain or make would not reasonably be expected to have a Company Material Adverse Effect.

4.6 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 175,000,000 shares of Company Common Stock (not including any Company RSAs) and (ii) 25,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern Time, on February 12, 2025 (such time and date, the “Capitalization Date”), (A) 36,613,180 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 4,481,494 shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock have been duly authorized, are validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date to the date hereof, the Company has not issued or granted any Company Securities other than pursuant to the exercise or settlement of Company Equity Awards granted prior to the date hereof.

(b) Company Equity Awards. As of the Capitalization Date, (i) 274,988 shares of Company Common Stock were subject to Company RSAs; (ii) 220,581 and 441,162 shares of Company Common Stock were subject to issuance pursuant to Company PSUs (assuming each of target and maximum achievement of all performance goals); (iii) an aggregate amount of $0 in respect of accrued but unpaid dividends or dividend equivalents in respect of outstanding Company RSAs and $606,598 and $1,213,196 in respect of accrued but unpaid dividends or dividend equivalents in respect of outstanding Company PSUs (assuming each of target and maximum achievement of all performance goals); and (iv) 2,230,226 shares of Company Common Stock were reserved for future issuance under the Company Equity Plans. Section 4.6(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of the name of each holder of Company Equity Awards, the number of shares of Company Common Stock subject to each outstanding Company Equity Award (assuming, if applicable, the target and maximum achievement of all performance goals) held by such holder, the vesting schedule of each such Company Equity Award and, in the case of Company RSAs, whether the vesting of such Company RSA will accelerate at the Effective Time in accordance with its terms (the “Company Equity Award Schedule”). The Company shall provide Parent with an updated Company Equity Award Schedule within three Business Days prior to the anticipated Closing to reflect any changes occurring between the Capitalization Date and the applicable date of delivery.

(c) Company Securities. Except as set forth in this Section 4.6, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) except as provided in the Charter or the Bylaws, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect. No equity securities of the Company are held by any Subsidiary of the Company.

(d) Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

4.7 Subsidiaries.

(a) Subsidiaries. Section 4.7(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization and schedule of stockholders or equity holders (other than any member of the Company Group) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of charter, bylaws or other similar organizational documents for each of its Subsidiaries that are in full force and effect as of the date of this Agreement. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for directors’ qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date hereof.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d) Other Investments. Other than equity securities in a publicly traded company or other entity held in the ordinary course of business for cash management purposes and consisting of less than one percent of the outstanding capital stock or other equity interest of such company or other entity, neither the Company nor any of its Subsidiaries (i) owns, directly or indirectly, or holds the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution or loan to any other Person.

4.8 Company SEC Reports. Since January 1, 2022, the Company has timely filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it pursuant to applicable

Laws prior to the date hereof (the “Company SEC Reports”). Each Company SEC Report complied, as of its date of filing or furnishing, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Report was filed or furnished. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC (“EDGAR”). As of its date of filing or furnished (or, if amended or superseded by a document filed or furnished prior to the date hereof, on the date of the filing or furnishing of such amended or superseded document), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

4.9 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments that are not, individually or in the aggregate, material to the Company Group (taken as a whole)); and (iii) complied as to form in all material respects with the applicable accounting requirements and rules and regulations of the SEC with respect thereto in effect at the time of such filing. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and such assessment concluded that such system was effective. Since January 1, 2022, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Since January 1, 2022, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

4.10 No Undisclosed Liabilities. The Company Group has no liabilities, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date hereof; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) for performance of obligations under Contracts binding upon an member of the Company Group (other than resulting from a breach thereof); (d) that have been incurred by the Company Group since the date of the Audited Company Balance Sheet in the ordinary course of business; (e) incurred in connection with the transactions contemplated by this Agreement and the process leading thereto or (f) that would not reasonably be expected to result in a Company Material Adverse Effect.

4.11 Absence of Certain Changes. Since January 1, 2024 through the date of this Agreement: (a) except for the execution and performance of this Agreement and the transactions related thereto, the Company Group has conducted its business, in all material respects, only in the ordinary course of business; (b) the Company Group has not taken or authorized any actions that, if taken after the date of this Agreement, would constitute a breach of, or require Parent’s consent under Section 6.2(a)-(e), (g), (k), (n)-(q), (u), (v), (x) and (z); and (c) there has not been any event, change, development, circumstance, fact or effect that has resulted in or would reasonably be expected to result in a Company Material Adverse Effect.

4.12 Material Contracts.

(a) Except for (i) any “material contract” as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) that has been filed or disclosed by the Company under the Securities Act with respect to the Company Group, taken as a whole, and (ii) any Employee Plan, set forth on Section 4.12(a) of the Company Disclosure Letter is a true, correct and complete list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or bound (each Contract required to be disclosed on Section 4.12(a) of the Company Disclosure Letter and each “material contract” described in clause (i), a “Material Contract” and collectively, the “Material Contracts”):

(i) any Contract with a third party that is reasonably expected to require either aggregate annual payments to or from the Company and its Subsidiaries of more than $2,500,000, other than Contracts terminable by the Company or its Subsidiaries on no more than 90 days’ notice or in connection with annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii) any Contract that provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding principal or notional amount (or in the case of capital or finance leases, the amount capitalized and reflected as a liability on the balance sheet) in excess of $4,500,000;

(iii) any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract;

(iv) any (A) lease, rental or occupancy agreement, real property license, or other Contract for, in each case, the lease of Leased Real Property, that involves annual payments from the Company and its Subsidiaries in excess of $500,000 and (B) lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case in this clause (B), (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property and (y) involves annual payments from the Company and its Subsidiaries in excess of $1,000,000;

(v) any Contract pursuant to which the Company or any of its Subsidiaries (A) grants any license, sublicense, covenant not to sue, release, waiver, option or other right under any Company Intellectual Property material to the business of the Company and its Subsidiaries, taken as a whole, or (B) receives any license, sublicense, covenant not to sue, release, waiver, option or other right under any Intellectual Property rights material to the business of the Company and its Subsidiaries, taken as a whole, other than (i) non-disclosure agreements with employees, contractors or consultants of the Company Group entered into the ordinary course of business, or (ii) non-exclusive licenses for commercially available off-the-shelf Software entered into in the ordinary course of business;

(vi) any Contract related to any settlement of any Legal Proceeding pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay consideration in excess of $1,000,000 in the aggregate (whether or not such amounts would be covered by any insurance policy of the Company or any of its Subsidiaries);

(vii) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture, except for any such agreements or arrangements solely between the Company and its wholly owned Subsidiaries or solely among the Company and its wholly owned Subsidiaries;

(viii) any Contract relating to the direct or indirect acquisition or disposition of any capital stock or other securities, assets or business (whether by merger, sale of stock, sale of assets or otherwise) in each case with an aggregate purchase price in excess of $10,000,000 and (A) which was entered into since January 1, 2022 or (B) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other similar contingent payment obligations after the date hereof;

(ix) any Contract that contains any purchase option, a non-compete, non-solicit, right of first refusal, right of first offer, first opportunity right or most favored nations obligations or restrictions binding on the Company or such Subsidiary, except for any such Contract that can be terminated without penalty by the Company or such Subsidiary upon notice of 90 days or less;

(x) any Contract that on its face purports to restrict the ability of the Company or any of its Affiliates (including Parent at or after the Effective Time) from (i) directly or indirectly engaging in any business or competing in any business with any Person (including soliciting clients or customers), (ii) operating its business in any manner or location in a manner that would be material to the Company Group (taken as a whole), or (iii) enforcing any of its rights with respect to any of its material assets;

(xi) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness for borrowed money by the Company or any of its Subsidiaries;

(xii) any Contract that requires any future capital commitment or capital expenditure (or series of expenditures) by the Company or any of its Subsidiaries in an amount that, individually or (solely together with Contracts related to the same project) in the aggregate, is greater than $1,500,000; and

(xiii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company (other than in his or her capacity as a director or officer of the Company) or any Person beneficially owning five percent or more of the outstanding Company Common Stock or shares of common stock of any of their respective Affiliates, on the other hand.

(b) A true, correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to Parent.

(c) Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach or violation of or default pursuant to any such Material Contract, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. No event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, except in each case as would not reasonably be expected to have a Company Material Adverse Effect.

4.13 Real Property.

(a) Owned Real Property. Section 4.13(a) of the Company Disclosure Letter sets forth the address of each Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group (taken as a whole), with respect to each Owned Real Property: (i) the Company or Subsidiary (as the case may be) has good and marketable indefeasible fee simple title to all of its Owned Real Property and tangible assets, free and clear of all Liens, except for Permitted Liens; (ii) there is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property; (iii) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (iv) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein. For purposes hereof, “Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary thereof.

(b) Leased Real Property. Section 4.13(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all of the existing material leases, subleases, licenses or other agreements pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease,” and together with the Owned Real Property, the “Real Property”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not be material to the business of the Company Group, taken as a whole, (i) there are no disputes with respect to such Lease on the part of the Company Group or, to the Knowledge of the Company, the counterparty thereto; (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens). Neither the Company Group, nor to the Knowledge of the Company, any other party to the Lease is in breach or violation of or default pursuant to any Lease or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, except for such breaches as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group, taken as a whole. The Real Property constitutes all of the material real property used in connection with the business of the Company.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group, the Real Property: (i) has been maintained in accordance with normal industry practice; (ii) is in good operating condition and repair, except for ordinary wear and tear, in all material respects; and (iii) is reasonably suitable in all material respects for the purposes for which it is currently used by the Company Group.

(d) Subleases. Section 4.13(d) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all of the existing material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property. With respect to each of the Subleases, (i) to the Knowledge of the Company, there are no disputes with respect to such Sublease that would result in material liability to the Company Group, taken as a whole; and (ii) the other party to such Sublease is not an Affiliate of the Company Group.

4.14 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect, each member of the Company Group: (a) has complied at all times with all applicable Environmental Laws; (b) is not subject to liability for contamination by any Hazardous Substance on any current or formerly owned, operated or third party property and (c) is not subject to any Order or agreement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability under any Environmental Law. The Company has made available to Parent copies of all material environmental reports, studies and assessments regarding the Real Property in its possession. Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the members of the Company Group: (i) has received any written notice alleging that the Company or any Subsidiary has violated, or has any liability under, any applicable Environmental Law; (ii) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal, of any Hazardous Substances in violation of or in a manner that could give rise to liability under any applicable Environmental Law; (iii) has exposed any employee or other Person to Hazardous Substances in violation of or in a manner that could give rise to liability under any applicable Environmental Law; (iv) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (A) alleging the noncompliance by the Company Group with any Environmental Law; or (B) seeking to impose any responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (v) has failed or is failing to comply with any Environmental Law, which compliance includes possession and maintenance of all Permits required under applicable Environmental Laws; or (vi) owns or operates, or has owned or operated, any property or facility contaminated by any Hazardous Substance, so as to result in liability to the Company or any Subsidiary under Environmental Law.

4.15 Intellectual Property.

(a) Company Registered IP. Section 4.15(a) of the Company Disclosure Letter sets forth all material (i) issued Patents and pending applications for Patents, (ii) registered Marks and applications to register Marks, (iii) registered Copyrights and applications to register Copyrights, and (iv) any domain names, in each case, included in the Company Intellectual Property (collectively, the “Company Registered IP”), indicating for each item of Company Registered IP, as applicable, the record owner(s), the registration or application number, the registration or application date, and the applicable filing jurisdiction. All Company Registered IP (A) is subsisting, and, to the Knowledge of the Company, the issued, registered or granted items therein are valid and enforceable, and (B) is not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company Group’s ownership or use of, or rights in or to, such Company Registered IP.

(b) Sufficiency of Intellectual Property; Ownership. The Company Group owns or has a valid and enforceable license to use all Intellectual Property that is used in the operation of the business of the Company Group as currently conducted, and following the Closing, the Company Group shall own, as applicable, and be permitted to exercise such rights to the same extent that it would have been able to had the consummation of the transactions contemplated by this Agreement not occurred, in each case, except as would not be material to the business of the Company Group, taken as a whole. Nothing in the preceding sentence shall be interpreted or construed as a representation or warranty with respect to whether there is infringement, misappropriation, or other violation of any Intellectual Property of any other Person. Except as would not be material to the business of the Company Group, taken as a whole, the Company Group exclusively owns all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c) No Infringement by Company Group. Except as would not, individually or in the aggregate, reasonably be expected to be material to business of the Company Group, taken as a whole, (i) the conduct of the business of the Company Group does not infringe, misappropriate or otherwise violate, and since January 1, 2022, has not infringed, misappropriated or otherwise violated, any Intellectual Property of any Person, and (ii) since January 1, 2022, the Company Group has not received written notice from any Person, or been involved in or received any notice of any pending or threatened Legal Proceeding, alleging that the operation of the business of the Company Group or the Company’s or any of its Subsidiaries’ products infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any Person or constitutes unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction.

(d) No Infringement of Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group, taken as a whole, (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or since January 1, 2022, has infringed, misappropriated or otherwise violated, any Company Intellectual Property, and (ii) since January 1, 2022, the Company Group has not asserted or threatened any Legal Proceeding, or sent any written notice, against any Person regarding infringement, misappropriation or other violation of any Company Intellectual Property.

(e) Confidentiality of Trade Secrets. The Company Group has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets the value of which is contingent upon maintaining the confidentiality thereof included in the Company Intellectual Property and material to the conduct of the business of the Company Group, and to the Knowledge of the Company, no such Trade Secrets have been used by, disclosed to or discovered by any Person, except pursuant to written non-disclosure agreements restricting the disclosure and use of such Trade Secrets that have not been breached by such Person.

(f) Invention Assignments. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group, taken as a whole, each employee, consultant or independent contractor of the Company Group involved in the development or creation of any Intellectual Property for or on behalf of the Company Group has executed a written agreement containing a present assignment to the Company Group of all such Intellectual Property or such Intellectual Property is owned by the Company Group by operation of Law.

(g) Business Systems. (i) The Company Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and (ii) the Business Systems are reasonably sufficient for the needs of the Company Group’s business as it is currently conducted, in each case of clauses (i) and (ii), except as would not be material to the business of the Company Group, taken as a whole. The Company Group has implemented and maintains commercially reasonable security, disaster recovery, and business continuity plans, procedures and facilities designed to protect the operation and security of the Business Systems and to prevent the introduction of Malicious Code or any other bug or defect that would otherwise adversely affect the functionality of such Business Systems, except where the failure to implement and maintain such plans, procedures or facilities would not be material to the business of the Company Group, taken as a whole. To the Knowledge of the Company, and except as would not be material to the business of the Company Group, taken as a whole, (A) since January 1, 2022, there has not, been any unauthorized access or use or any failure or malfunction of any Business System, and (B) the Business Systems are free from any Malicious Code.

(h) Open Source Software. None of the Software included in the Company Intellectual Property (“Company Owned Software”) and material to the conduct of the business of the Company Group, taken as a whole, contains, is derived from, or combined or distributed with any shareware, open source code, or other Software whose use, modification, distribution or other exploitation requires (i) disclosure or distribution of any proprietary source code included in the Company Owned Software, (ii) the licensing or grant of any other right to make Company Owned Software available on a royalty-free basis, or (iii) the grant of any other rights to use or make derivative works of any proprietary source code included in the Company Owned Software.

(i) Data Security and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group, taken as a whole, the Company and each of its Subsidiaries (i) is in compliance with all Data Security Requirements and (ii) has taken commercially reasonable steps consistent with standard industry practice by companies of similar size and maturity, and in compliance in all material respects with all Data Security Requirements to protect (A) the confidentiality, integrity, availability and security of its Business Systems that are involved in the Processing of Personally Identifiable Information, in the conduct of the business of the Company and its Subsidiaries as currently conducted; and (B) Personally Identifiable Information Processed by or on behalf of the Company or such Subsidiary or on their behalf from unauthorized use, access, disclosure, theft and modification. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group, taken as a whole, (i) there are, and since January 1, 2022, have been, no pending complaints, investigations, inquiries, notices, enforcement proceedings, or Actions by or before any Governmental Authority and (ii) since January 1, 2022, no fines or other penalties have been imposed on or written claims, notice, complaints or other communications have been received by the Company or any Subsidiary, relating to any Specified Data Breach or alleging non-compliance with any Data Security Requirement. The Company and each of its Subsidiaries have not, since January 1, 2022, (1) experienced any Specified Data Breaches, or (2) been involved in any Legal Proceedings related to or alleging any violation of any Data Security Requirements by the Company Group or any Specified Data Breaches, each except as would not be material to the business of the Company Group, taken as a whole. The consummation of the transactions contemplated by this Agreement will not cause the Company Group to breach any Data Security Requirement, except as would not reasonably be expected to be material to the business of the Company Group, taken as a whole.

4.16 Tax Matters.

(a) Tax Returns. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each member of the Company Group has (i) timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereof and attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them with the appropriate Governmental Authority and all such Tax Returns are true, complete and correct; (ii) paid, or has adequately reserved on the face of the Audited Company Balance Sheet (in accordance with GAAP) for the payment of, all Taxes that are due and payable, whether or not shown on Tax Returns; and (iii) complied with all applicable Tax-related information reporting and record retention requirements;;

(b) No Waivers. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the members of the Company Group has executed any extension or waiver of any statute of limitations on, or extended the period for the assessment or collection of, any Tax or Tax Return, in each case that has not since expired;

(c) Taxes Withheld. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each member of the Company Group has timely paid or withheld with respect to their employees and all other Persons (and timely paid over any amounts withheld to the appropriate Governmental Authority) all Taxes required to be paid or withheld (including Taxes relating to the Federal Insurance Contributions Act or the Federal Unemployment Tax Act);

(d) No Audits. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no audits or examinations with respect to Taxes of any member of the Company Group are presently in progress or have been asserted or proposed in writing; (ii) none of the members of the Company Group has received a written claim by a Governmental Authority in a jurisdiction where the Company Group does not file Tax Returns that such member of the Company Group is or may be subject to tax in that jurisdiction; and (iii) none of the members of the Company Group has otherwise received written notification or actual notice of any potential audits or examinations with respect to Taxes of the Company Group;

(e) No Legal Proceedings. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Legal Proceeding involving any Governmental Authority is pending or has been threatened in writing against or with respect to any member of the Company Group in respect of any Tax, and no deficiency of Taxes has been asserted in writing against or with respect to any member of the Company Group as a result of any audit, examination, or Legal Proceeding that has not been paid, accrued for or contested in good faith and in accordance with applicable Laws;

(f) No Material Liens. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pledges, Liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever for Taxes on the property or assets of any member of the Company Group, except for Permitted Liens;

(g) Spin-offs. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the date that precedes the date of this Agreement by three years (or otherwise as part of a plan that includes the transactions contemplated by this Agreement), none of the members of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or any similar provision of state, local or non-United States Law);

(h) No Reportable Transactions. None of the members of the Company Group has engaged in a “reportable transaction” (other than a “loss transaction”) within the meaning of Treasury Regulations Section 1.6011-4(b), or in any other transaction requiring disclosure under analogous provisions of Tax Law;

(i) No Affiliated Group Membership. None of the members of the Company Group has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company);

(j) FIRPTA. At no time during the past five years has the Company been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(k) Tax Agreements. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the members of the Company Group (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation solely between or among members of the Company Group, or entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than members of the Company Group pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise;

(l) Transfer Pricing. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each member of the Company Group is in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each member of the Company Group. The prices for any property or services (or for the use of any property) provided by or to members of the Company Group are arm’s-length prices for purposes of the relevant applicable transfer pricing Laws, including but not limited to Treasury Regulations promulgated under Section 482 of the Code;

(m) No Rulings or Agreements. No private letter rulings, technical advance memoranda, closing agreements or similar agreements, determinations or rulings have been entered into or issued by any Governmental Authority, or have been applied for, with respect to any Taxes of any member of the Company Group that are binding on any such member;

(n) Foreign Taxation. Except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no member of the Company Group has engaged in a trade or business, had employees, had a permanent establishment (or any other place of business), or otherwise been subject to material taxation in any country other than the country of its formation; and

(o) Entity Classification. Section 4.16(o) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of the current and former entity classifications of each Subsidiary of the Company for U.S. federal income Tax purposes.

4.17 Employee Plans.

(a) Employee Plans. Section 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all material Employee Plans. For purposes of this Agreement, “Employee Plans” shall mean (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, natural person consultant or other service, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change in control compensation and other fringe, welfare or other employee benefit or compensation plans, programs, agreements, contracts, policies, practices or binding arrangements (whether or not in writing and whether or not funded), in each case which are (x) sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group; or (y) otherwise with respect to which any member of the Company Group has any potential liability, contingent or otherwise, excluding, in each case any plan, program or arrangement sponsored by a Governmental Authority to which the Company is required to contribute for the benefit of employees or other service providers located outside of the U.S.

(b) Employee Plan Documentation. With respect to each material Employee Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (i) the Employee Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Employee Plan if such plan is not set forth in a written document, (iii) all material correspondence to or from any Governmental Authority received in the last three years with respect to any Employee Plan, (iv) the most recent summary plan description, together with any summaries of all material modifications thereto, (v) the most recent IRS determination or opinion letter and (vi) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(c) Absence of Certain Plans. Neither the Company nor any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414 of the Code (each, an “ERISA Affiliate”) has, in the last six years, maintained, sponsored or contributed to (or been required to maintain, sponsor or contribute to) or currently maintains, sponsors or participates in, or contributes to, or has any liability or obligation with respect to, (i) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that otherwise is or was subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA or Section 413(c) of the Code).

(d) Multiemployer Plans. With respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) (each, a “Multiemployer Plan”) contributed to by the Company or any ERISA Affiliate, (i) neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not result in any material liability to the Company Group, taken as a whole.

(e) Compliance. (i) Each Employee Plan, other than any Multiemployer Plan, has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority; (ii) all required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, and no Employee Plan has any unfunded liabilities that have not been fully accrued; (iii) each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect such Employee Plan’s qualified status; (iv) no member of the Company Group is subject to any material liability or has incurred, whether or not assessed, any material Tax or penalty under Sections 4976 through 4980 (including 4980B, 4980D, 4980H), 6721 or 6722 of the Code or Title I of ERISA with respect to any Employee Plan, whether through an ERISA Affiliate or otherwise.

(f) Employee Plan Legal Proceedings. As of the date hereof, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(g) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of any penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed by Sections 4975 or 4976 of the Code, in each case applicable to the Company Group or any Employee Plan, or for which the Company Group has any indemnification obligation.

(h) No Welfare Benefit Plan. No Employee Plan provides post-termination or retiree life insurance, health, disability or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law for which the covered Person pays the full cost of coverage.

(i) No Additional Rights. None of the execution and delivery of this Agreement or the consummation of the Merger could, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due to any current or former employee, officer, director or independent contractor of any member of the Company Group under any Employee Plan or otherwise; (ii) materially increase any compensation or benefits otherwise payable to any such Person under any Employee Plan or otherwise; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any such Person under any Employee Plan or otherwise; (iv) limit or restrict the right to merge, amend or terminate any Employee Plan on or after the Effective Time; or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code and the guidance issued by the IRS provided thereunder. The Company Group has no obligation to provide any individual with the right to, and no Employee Plan or other agreement provides, a gross-up, reimbursement or indemnification with respect to any Tax, interest or other penalty incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Non-U.S. Plans. No Employee Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company Group who reside or work outside of the United States.

4.18 Labor Matters.

(a) Union Activities. Section 4.18(a) of the Company Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement, labor union contract or trade union agreement or other Contract with any labor union, works council or other labor organization covering any employees of the Company Group or by which any member of the Company Group is a party to or otherwise bound (each, a “Collective Bargaining Agreement”). There are no pending or, to the Knowledge of the Company, threatened activities or proceedings of any labor union, works council, or other labor organization or trade union or group of employees to organize any employees of the Company Group with regard to their employment with the Company Group, and no such activities or proceedings have occurred within the past three years. No Collective Bargaining Agreement is being negotiated by the Company Group. The Company Group is in compliance in all material respect with their obligations pursuant to all notification and bargaining obligations arising under any Collective Bargaining Agreements.

(b) (i) There is no material strike, lockout, organized slowdown, organized work stoppage, job action, picketing, unfair labor practice or other labor dispute pending with respect to the Company Group, or to the Knowledge of the Company, threatened against the Company Group, and no such material strike, lockout, organized slowdown, organized work stoppage, job action, picketing, unfair labor practice or other labor dispute has occurred within the last three years; (ii) there is no material unfair labor practice charge against the Company Group pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Company’s Knowledge, threatened material arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company Group.

(c) Wage and Hour and Legal Compliance. The Company Group is in compliance, and has complied, (i) in all material respects with the Collective Bargaining Agreements and (ii) except as would not reasonably be expected to have a Company Material Adverse Effect, with applicable Laws and orders with respect to labor and employment (including, but not limited to, applicable Laws, statutes, acts, codes, orders, rules and regulations regarding wage and hour, worker classification, immigration, harassment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, terms and conditions of employment, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, discrimination or retaliation in employment, employee health and safety, employee privacy and collective bargaining).

(d) Employee Census. Section 4.18(d) of the Company Disclosure Letter sets forth, with respect to each employee of the Company Group as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall, to the extent permitted by applicable Law: (i) the name or employee identification number of such employee; (ii) the date as of which such employee was originally hired by the Company Group; (iii) whether the employee is on an active status or on leave; (iv) such employee’s title; (v) such employee’s annual base salary or wage rate; (vi) such employee’s target annual cash bonus opportunity (on a plan-by-plan basis); (vii) such employee’s work location and (viii) whether such employee is covered by a Collective Bargaining Agreement.

(e) No Legal Proceedings. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company Group in any forum by or on behalf of any present or former employee of the Company Group, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company Group in connection with the employment relationship, in each case, that are material to the business of the Company Group, taken as a whole.

(f) Sexual Harassment. Since January 1, 2022, (i) to the Knowledge of the Company, no allegations of sexual harassment have been made against any employee of the Company Group at the level or branch manager or above or current or former member of the Company Board, and (ii) the Company Group has not been involved in any Legal Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former employee of the Company Group at the level of branch manager or above or current or former member of the Company Board.

(g) WARN Act. The Company Group has not implemented any plant closing or layoff of employees that implicated the WARN Act or any similar Law for which any liability or obligation remains unsatisfied.

(h) Restrictive Covenant Agreements. All employees at the sales, management and executive levels of the Company Group are party to agreements with the Company or its Subsidiaries, as applicable, containing restrictive covenants, including non-competition and non-solicitation provisions, in each case, that are enforceable pursuant to their terms but subject in all respects to applicable Law. The Company has made available to Parent accurate and complete copies of any such restrictive covenant agreements.

4.19 Permits. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company Group holds all permits, licenses, variances, clearances, consents, commissions, exemptions, orders and approvals from Governmental Authorities that are required for the operation of the business of the Company Group as currently conducted (“Permits”). The Company Group complies with the terms of all requirements to maintain the Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except as would not reasonably be expected to have a Company Material Adverse Effect.

4.20 Compliance with Laws.

(a) Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all Laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or other communication from a Governmental Authority asserting any noncompliance with any applicable Law by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b) FCPA and Other Anti-Bribery Laws.

(i) Each of the Company and its Subsidiaries is in compliance with, and has during the past five years complied with, the FCPA and the Other Anti-Bribery Laws in all material respects.

(ii) None of the Company, any of its Subsidiaries or to the Knowledge of the Company any of their respective directors, employees (including officers), agents, distributors, consultants or other intermediaries (in each case acting in their capacity as such) has during the past five years, in violation of the FCPA or the Other Anti-Bribery Laws in any material respect, (A) established or maintained any unlawful fund of corporate monies or other properties, or (B) paid, offered or promised to pay, or authorized or ratified the payment of, or solicited or received, directly or indirectly, any monies or anything else of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority), any royal or ruling family member or any political party, political party official or candidate for public or political office, or any officer, director, employee or Representative of any other company or organization without that company’s or organization’s knowledge and consent, in each case, for the purpose of (x) improperly influencing any act or decision of any such Governmental Authority or Person to obtain or retain business, (y) inducing the recipient to violate a lawful duty or duty of loyalty to the recipient’s employer, or (z) securing any other improper benefit or advantage, in the case of each of foregoing clauses (x), (y) and (z), in connection with the business of the Company Group.

(iii) The Company and its Subsidiaries have instituted and maintain, or are subject to, policies and procedures designed to promote and achieve compliance with the FCPA and the Other Anti-Bribery Laws.

(iv) During the past five years, there have been no Legal Proceedings brought or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Governmental Authority respect a material violation by the Company or any of its Subsidiaries of the FCPA or the Other Anti-Bribery Laws. During the past five years, neither the Company nor any of its Subsidiaries has made a voluntary disclosure to a Governmental Authority related to material violation by the Company or any of its subsidiaries of the FCPA or any of the Other Anti-Bribery Laws.

(c) Trade Control and Sanctions Regulations.

(i) Each of the Company and its Subsidiaries are in compliance and have, during the past five years, been in compliance, with the Trade Control and Sanctions Regulations except for any noncompliance that would not reasonably be expected to be material to the business of the Company Group, taken as a whole.

(ii) Section 4.20(c)(ii) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of active licenses held or relied upon by the Company or any of its Subsidiaries under the Trade Control and Sanctions Regulations.

(iii) The Company and its Subsidiaries have instituted and maintained, or are subject to, policies and procedures designed to promote and achieve compliance with the Trade Control and Sanctions Regulations.

(iv) During the past five years, there have not been any Legal Proceedings brought or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any Governmental Authority with respect to any violations or alleged violations by the Company or any of its Subsidiaries of the Trade Control and Sanctions Regulations.

(v) Neither the Company nor any of its Subsidiaries has within the past five years engaged in, nor is now engaging in, any dealings or transactions (A) with any Person that at the time of the dealing or transaction is or was the subject or target of sanctions administered by U.S. Department of the Treasury’s Office of Foreign Assets Control, or (B) in or with Cuba, Iran, Sudan, Syria, North Korea or the Crimea region of Ukraine, the government of any of these jurisdictions or the Government of Venezuela, or any Person who is resident in or a blocked national of any of these jurisdictions.

(vi) During the past five years, neither the Company nor any of its Subsidiaries has made a disclosure to a Governmental Authority related to actual or potential non-compliance of the Company or any of its Subsidiaries with the Trade Control and Sanctions Regulations.

4.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, as of the date hereof, against any present or former officer or director of the Company Group in such individual’s capacity as such, in each case, that are material to the business of the Company Group, taken as a whole.

(b) No Orders. None of the Company Group is subject to any material Order of any kind or nature that (i) would prevent or materially delay the consummation of the Offer or the Merger or the ability of the Company to perform in all material respects its covenants and obligations pursuant to this Agreement or (ii) restricts the manner in which the Company Group conducts its businesses in any material respect.

4.22 Insurance. The Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group. As of the date hereof, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute or result in a default by any insured thereunder, or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, except for such defaults that would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent correct and complete copies of the material insurance policies (or where no such copies are available, a reasonably detailed written description thereof).

4.23 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

4.24 Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company Group, the Company Board or any committee thereof, who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other non-hours based fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement or by the URI Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent complete and correct copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

4.25 Personal Property. Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company or a Subsidiary of the Company owns and has good and marketable title to, or in the case of leased assets, valid and subsisting leasehold interests in, all of the tangible personal property used to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), and (ii) there are no outstanding options or rights of first refusal to which the Company or any Subsidiary is party to purchase such property, or any portion thereof or interest therein. Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, all tangible personal property of the Company and its Subsidiaries has been maintained in accordance with normal industry practice, is in good operating condition and repair and is suitable for the purposes for which it is currently used, except for ordinary wear and tear and rental fleet under repair or out of service in the ordinary course of business.

4.26 Termination of URI Agreement. The URI Agreement has been terminated by the Company in accordance with its terms, subject to payment by Parent of the URI Agreement Termination Fee on behalf of the Company. There have not been any amendments or modifications to, or waivers under, the URI Agreement prior to its termination. As of the date of this Agreement, the Company has not received notice of any breach or potential breach of the URI Agreement, and the Company has not previously breached, and is not currently in breach of, the URI Agreement.

4.27 Information Supplied. None of the information supplied in writing or to be supplied in writing by the Company or any of its Representatives specifically for inclusion or incorporation by reference in the Offer Documents, the Form S-4 and any other documents to be filed with the SEC by Parent or Merger Sub in connection with the transactions contemplated hereby (and any amendment thereof or supplement thereto) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the respective times the Offer Documents or the Form S-4, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to the Company Stockholders, as the case may be. The Schedule 14D-9 will, when filed with the SEC or at any time such document is amended or supplemented or on the date first disseminated to the Company Stockholders, comply as to form in all material respects with the provisions of the Exchange Act, the Securities Act and all other applicable Laws. The Schedule 14D-9 (and any amendment thereof or supplement thereto), when filed with the SEC or at any time such document is amended or supplemented or on the date first disseminated to the Company Stockholders, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or omissions included or incorporated by reference in the Offer Documents, the Form S-4 or the Schedule 14D-9 based upon information specifically supplied to the Company or any of its Representatives by or on behalf of Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference therein.

4.28 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V:

(i) neither the Parent, the Merger Sub, nor any other Person makes, or has made, any representation or warranty relating to the Parent, the Merger Sub or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Buyer Parties or any of its Affiliates or Representatives to make any representation or warranty relating to the Buyer Parties or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company Group or any of their respective Affiliates or Representatives as having been authorized by the Buyer Parties or any of their Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Buyer Parties in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Buyer Parties hereby express disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company Group or any of their respective Affiliates or Representatives of any documentation or other information.

(b) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on any representation or warranty, express or implied.

(c) Notwithstanding the foregoing provisions of this Section 4.28, nothing in this Section 4.28 shall limit the Company’s remedies with respect to claims of Fraud or Willful and Material Breach in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, or any instrument or other document delivered pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

With respect to any Section of this Article V, except (a) as disclosed in the reports, statements and other documents filed by Parent with the SEC or furnished by Parent to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2022 and no later than one Business Day prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward- Looking

Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature); or (b) subject to the terms of Section 10.12, as set forth in the disclosure letter delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”), the Buyer Parties hereby, jointly and severally, represent and warrant to the Company as follows:

5.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, as amended to date, that are in full force and effect as of the date of this Agreement. Each of Parent and Merger Sub is not in violation of its certificate of incorporation, bylaws or other similar organizational documents.

5.2 Power; Enforceability. Each Buyer Party has the requisite power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder, and to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby, including the Offer and the Merger, have been duly authorized, adopted and approved by all necessary action on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (a) the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (c) subject to the adoption of this Agreement by the sole stockholder of Merger Sub, the consummation of the Merger. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

5.3 Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of its covenants and obligations hereunder, and the consummation of the Offer, the Merger and the other transactions contemplated hereby do not (a) subject to the adoption of this Agreement by the sole stockholder of Merger Sub, violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 5.4 have been obtained and, in the case of the consummation of the Merger, subject to the adoption of this Agreement by the sole stockholder of Merger Sub, violate or conflict with any Law or Order applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

5.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, including the filing with the SEC of the Offer Documents and the Form S-4 and the clearance thereof; (iii) such filings as may be required under the rules and regulations of NYSE; (iv) under the Takeover Statutes and state securities and “blue sky” Laws, (v) compliance with any applicable requirements of the HSR Act; and (vi) such other Consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5 Parent Capitalization.

(a) Capital Stock. The authorized capital stock of Parent consists of (i) 133,333,333 shares of Parent Common Stock and (ii) 13,333,333 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of 5:00 p.m., Eastern Time, on the Capitalization Date, (A) 28,483,388 shares of Parent Common Stock were issued and outstanding; (B) no shares of Parent Preferred Stock were issued and outstanding; and (C) 4,884,892 shares of Parent Common Stock were held by Parent as treasury shares. All outstanding shares of Parent Common Stock have been duly authorized, are validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date to the date hereof, Parent has not issued or granted any Company Securities other than pursuant to the exercise or settlement of Parent Equity Awards granted prior to the date hereof.

(b) Parent Equity Awards. As of the Capitalization Date, (i) 224,989 shares of Parent Common Stock were subject to issuance pursuant to Parent PSUs assuming target achievement of all performance goals and 449,978 shares of Parent Common Stock were subject to issuance pursuant to Parent PSUs assuming maximum achievement of all performance goals; (ii) 255,172 shares of Parent Common Stock were subject to issuance pursuant to Parent RSUs; (iii) there is an aggregate amount of $377,843.48 in respect of accrued but unpaid dividends or dividend equivalents in respect of outstanding Parent RSUs; (iv) there is an aggregate amount of $483,016.00 in respect of accrued but unpaid dividends or dividend equivalents in respect of outstanding Parent PSUs assuming target achievement of all performance goals and $966,032.00 in respect of accrued but unpaid dividends or dividend equivalents in respect of outstanding Parent PSUs assuming maximum achievement of all performance goals; and (v) 998,366 shares of Parent Common Stock were reserved for future issuance under the Parent 2018 Omnibus Incentive Plan.

(c) Parent Securities. Except as set forth in this Section 5.5, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), Parent; (ii) no outstanding securities of Parent convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, Parent; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from Parent, or that obligate Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, Parent; (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, Parent (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Parent Common Stock, the “Parent Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which Parent is a party or by which Parent is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, Parent; (vii) except as provided in Parent’s charter or bylaws, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, Parent to which Parent is a party or by which it is bound; and (viii) no other obligations by Parent to make any payments based on the price or value of any Parent Securities. Parent is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Parent Securities. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock. Parent does not have a stockholder rights plan in effect. No equity securities of Parent are held by any Subsidiary of Parent.

(d) Other Rights. Parent is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Parent Securities.

5.6 Subsidiaries.

(a) Subsidiaries. Each Subsidiary of Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. No Subsidiary of Parent is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of Parent (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for directors’ qualifying or similar shares, is owned, directly or indirectly, by Parent, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date hereof.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of Parent; (ii) options, warrants or other rights or arrangements obligating the Parent Group to acquire from any Subsidiary of Parent, or that obligate any Subsidiary of Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of Parent; or (iii) obligations of any Subsidiary of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than Parent or one of its Subsidiaries.

(d) Other Investments. Other than equity securities in a publicly traded company or other entity held in the ordinary course of business for cash management purposes and consisting of less than one percent of the outstanding capital stock or other equity interest of such company or other entity, neither Parent nor any of its Subsidiaries (i) owns, directly or indirectly, or holds the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution or loan to any other Person.

5.7 Parent SEC Reports. Since January 1, 2022, Parent has timely filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws prior to the date hereof (the “Parent SEC Reports”). Each Parent SEC Report complied, as of its date of filing or furnishing, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Report was filed or furnished. True, correct and complete copies of all Parent SEC Reports are publicly available on EDGAR. As of its date of filing or furnished (or, if amended or superseded by a document filed or furnished prior to the date hereof, on the date of the filing or furnishing of such amended or superseded document), each Parent SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is required to file any forms, reports or documents with the SEC.

5.8 Parent Financial Statements; Internal Controls.

(a) Parent Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Parent Group filed with the Parent SEC Reports (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); (ii) fairly present, in all material respects, the consolidated financial position of the Parent Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments that are not, individually or in the aggregate, material to the Parent Group (taken as a whole)); and (iii) complied as to form in all material respects with the applicable accounting requirements and rules and regulations of the SEC with respect thereto in effect at the time of such filing. Except as have been described in the Parent SEC Reports, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). Parent’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by Parent in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such system was effective. Since January 1, 2022, the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act. Neither Parent nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. Parent has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Parent Group are being made only in accordance with appropriate authorizations of Parent’s management and the Parent Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent Group. Since January 1, 2022, neither Parent nor, to the Knowledge of Parent, Parent’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Parent Group that has not been subsequently remediated; or (B) any fraud that involves Parent management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Parent Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports.

5.9 No Undisclosed Liabilities. The Parent Group has no liabilities, other than liabilities (a) reflected or otherwise reserved against in the Audited Parent Balance Sheet or in the consolidated financial statements of the Parent Group (including the notes thereto) included in the Parent SEC Reports filed prior to the date hereof; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) for performance of obligations under Contracts binding upon any member of the Parent Group (other than resulting from a breach thereof); (d) that have been incurred by the Parent Group since the date of the Audited Parent Balance Sheet in the ordinary course of business; (e) incurred in connection with the transactions contemplated by this Agreement and the process leading thereto or (f) that would not reasonably be expected to result in a Parent Material Adverse Effect.

5.10 Absence of Certain Changes. Since January 1, 2025 through the date of this Agreement: (a) except for the execution and performance of this Agreement and the transactions related thereto, the Parent Group has conducted its business, in all material respects, only in the ordinary course of business; and (b) there has not been any event, change, development, circumstance, fact or effect that has resulted in or would reasonably be expected to result in a Parent Material Adverse Effect.

5.11 Real Property.

(a) Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group (taken as a whole), with respect to each Parent Owned Real Property: (i) Parent or a Subsidiary thereof (as the case may be) has good and marketable indefeasible fee simple title to all of its Parent Owned Real Property and tangible assets, free and clear of all Liens, except for Permitted Liens; (ii) there is no pending or, to the Knowledge of Parent, threatened condemnation, eminent domain or similar proceedings affecting any of the Parent Owned Real Property; (iii) neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Parent Owned Real Property or any portion thereof; and (iv) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein. For purposes hereof, “Parent Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by Parent or any Subsidiary thereof.

(b) Leased Real Property. With respect to each Parent Lease and except as would not be material to the business of the Parent Group, taken as a whole, (i) there are no disputes with respect to such Parent Lease on the part of the Parent Group or, to the Knowledge of Parent, the counterparty thereto; (ii) Parent or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Parent Lease or any interest therein; and (iii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Parent Lease. Parent or one of its Subsidiaries has valid leasehold estates in the Parent Leased Real Property, free and clear of all Liens (other than Permitted Liens). Neither the Parent Group, nor to the Knowledge of Parent, any other party to the Parent Lease is in breach or violation of or default pursuant to any Parent Lease or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, except for such breaches as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group, taken as a whole. The Parent Real Property constitutes all of the material real property used in connection with the business of Parent. For purposes hereof, (A) “Parent Leases” means, collectively, all material leases, subleases, licenses or other agreements pursuant to which the Parent Group uses or occupies, or has the right to use or occupy, now or in the future, any real property; (B) “Parent Leased Real Property” means any such real property described in the immediately preceding clause (A); and (C) “Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property, taken together.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group, the Parent Real Property: (i) has been maintained in accordance with normal industry practice; (ii) is in good operating condition and repair, except for ordinary wear and tear, in all material respects; and (iii) is reasonably suitable in all material respects for the purposes for which it is currently used by the Parent Group.

(d) Subleases. With respect to each material sublease, license or similar agreement granting to any Person, other than the Parent Group, any right to use or occupy, now or in the future, the Parent Leased Real Property (collectively, the “Subleases”), (i) to the Knowledge of Parent, there are no disputes with respect to such Sublease that would result in material liability to the Parent Group, taken as a whole; and (ii) the other party to such Sublease is not an Affiliate of the Parent Group.

5.12 Environmental Matters. Except as would not reasonably be expected to have a Parent Material Adverse Effect, each member of the Parent Group: (a) has complied at all times with all applicable Environmental Laws; (b) is not subject to liability for contamination by any Hazardous Substance on any current or formerly owned, operated or third party property and (c) is not subject to any Order or agreement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability under any Environmental Law. Except as would not reasonably be expected to have a Parent Material Adverse Effect, none of the members of the Parent Group: (i) has received any written notice alleging that Parent or any Subsidiary has violated, or has any liability under, any applicable Environmental Law; (ii) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal, of any Hazardous Substances in violation of or in a manner that could give rise to liability under any applicable Environmental Law; (iii) has exposed any employee or other Person to Hazardous Substances in violation of or in a manner that could give rise to liability under any applicable Environmental Law; (iv) is a party to or is the subject of any pending or, to the Knowledge of Parent, threatened Legal Proceeding (A) alleging the noncompliance by the Parent Group with any Environmental Law; or (B) seeking to impose any responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (v) has failed or is failing to comply with any Environmental Law, which compliance includes possession and maintenance of all Permits required under applicable Environmental Laws; or (vi) owns or operates, or has owned or operated, any property or facility contaminated by any Hazardous Substance, so as to result in liability to Parent or any Subsidiary under Environmental Law

5.13 Intellectual Property.

(a) Parent Registered IP. All material (i) issued Patents and pending applications for Patents, (ii) registered Marks and applications to register Marks, (iii) registered Copyrights and applications to register Copyrights, and (iv) any domain names, in each case, included in the Parent Intellectual Property (collectively, the “Parent Registered IP”) (A) is subsisting, and, to the Knowledge of Parent, the issued, registered or granted items therein are valid and enforceable, and (B) is not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Parent Group’s ownership or use of, or rights in or to, such Parent Registered IP.

(b) Sufficiency of Intellectual Property; Ownership. The Parent Group owns or has a valid and enforceable license to use all Intellectual Property that is used in the operation of the business of the Parent Group as currently conducted, and following the Closing, the Parent Group shall own, as applicable, and be permitted to exercise such rights to the same extent that it would have been able to had the consummation of the transactions contemplated by this Agreement not occurred, in each case, except as would not be material to the business of the Parent Group, taken as a whole. Nothing in the preceding sentence shall be interpreted or construed as a representation or warranty with respect to whether there is infringement, misappropriation, or other violation of any Intellectual Property of any other Person. Except as would not be material to the business of the Parent Group, taken as a whole, the Parent Group exclusively owns all Parent Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c) No Infringement by Parent Group. Except as would not, individually or in the aggregate, reasonably be expected to be material to business of the Parent Group, taken as a whole, (i) the conduct of the business of the Parent Group does not infringe, misappropriate or otherwise violate, and since January 1, 2022, has not infringed, misappropriated or otherwise violated, any Intellectual Property of any Person, and (ii) since January 1, 2022, the Parent Group has not received written notice from any Person, or been involved in or received any notice of any pending or threatened Legal Proceeding, alleging that the operation of the business of the Parent Group or Parent’s or any of its Subsidiaries’ products infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any Person or constitutes unfair competition or unfair trade practices pursuant to the Laws of any jurisdiction.

(d) No Infringement of Parent Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group, taken as a whole, (i) to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating, or since January 1, 2022, has infringed, misappropriated or otherwise violated, any Parent Intellectual Property, and (ii) since January 1, 2022, the Parent Group has not asserted or threatened any Legal Proceeding, or sent any written notice, against any Person regarding infringement, misappropriation or other violation of any Parent Intellectual Property.

(e) Confidentiality of Trade Secrets. The Parent Group has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets the value of which is contingent upon maintaining the confidentiality thereof included in the Parent Intellectual Property and material to the conduct of the business of the Parent Group, and to the Knowledge of Parent, no such Trade Secrets have been used by, disclosed to or discovered by any Person, except pursuant to written non-disclosure agreements restricting the disclosure and use of such Trade Secrets that have not been breached by such Person.

(f) Invention Assignments. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group, taken as a whole, each employee, consultant or independent contractor of the Parent Group involved in the development or creation of any Intellectual Property for or on behalf of the Parent Group has executed a written agreement containing a present assignment to the Parent Group of all such Intellectual Property or such Intellectual Property is owned by the Parent Group by operation of Law.

(g) Business Systems. (i) The Parent Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and (ii) the Business Systems are reasonably sufficient for the needs of the Parent Group’s business as it is currently conducted, in each case of clauses (i) and (ii), except as would not be material to the business of the Parent Group, taken as a whole. The Parent Group has implemented and maintains commercially reasonable security, disaster recovery, and business continuity plans, procedures and facilities designed to protect the operation and security of the Business Systems and to prevent the introduction of Malicious Code or any other bug or defect that would otherwise adversely affect the functionality of such Business Systems, except where the failure to implement and maintain such plans, procedures or facilities would not be material to the business of the Parent Group, taken as a whole. To the Knowledge of Parent, and except as would not be material to the business of the Parent Group, taken as a whole, (A) since January 1, 2022, there has not, been any unauthorized access or use or any failure or malfunction of any Business System, and (B) the Business Systems are free from any Malicious Code.

(h) Open Source Software. None of the Software included in the Parent Intellectual Property (“Parent Owned Software”) and material to the conduct of the business of the Parent Group, taken as a whole, contains, is derived from, or combined or distributed with any shareware, open source code, or other Software whose use, modification, distribution or other exploitation requires (i) disclosure or distribution of any proprietary source code included in the Parent Owned Software, (ii) the licensing or grant of any other right to make Parent Owned Software available on a royalty-free basis, or (iii) the grant of any other rights to use or make derivative works of any proprietary source code included in the Parent Owned Software.

(i) Data Security and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group, taken as a whole, Parent and each of its Subsidiaries (i) is in compliance with all Data Security Requirements and (ii) has taken commercially reasonable steps consistent with standard industry practice by companies of similar size and maturity, and in compliance in all material respects with all Data Security Requirements to protect (A) the confidentiality, integrity, availability and security of its Business Systems that are involved in the Processing of Personally Identifiable Information, in the conduct of the business of Parent and its Subsidiaries as currently conducted; and (B) Personally Identifiable Information Processed by or on behalf of Parent or such Subsidiary or on their behalf from unauthorized use, access, disclosure, theft and modification. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent Group, taken as a whole, (i) there are, and since January 1, 2022, have been, no pending complaints, investigations, inquiries, notices, enforcement proceedings, or Actions by or before any Governmental Authority and (ii) since January 1, 2022, no fines or other penalties have been imposed on or written claims, notice, complaints or other communications have been received by Parent or any Subsidiary, relating to any Specified Data Breach or alleging non-compliance with any Data Security Requirement. Parent and each of its Subsidiaries have not, since January 1, 2022, (1) experienced any Specified Data Breaches, or (2) been involved in any Legal Proceedings related to or alleging any violation of any Data Security Requirements by the Parent Group or any Specified Data Breaches, each except as would not be material to the business of the Parent Group, taken as a whole. The consummation of the transactions contemplated by this Agreement will not cause the Parent Group to breach any Data Security Requirement, except as would not reasonably be expected to be material to the business of the Parent Group, taken as a whole.

5.14 Tax Matters.

(a) Tax Returns. Except as would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each member of the Parent Group has (i) timely filed (taking into account valid extensions) all Tax Returns required to be filed by any of them with the appropriate Governmental Authority and all such Tax Returns are true, complete and correct; (ii) paid, or has adequately reserved in the Audited Parent Balance Sheet (in accordance with GAAP) for the payment of, all Taxes that are due and payable, whether or not shown on Tax Returns; and (iii) complied with all applicable Tax-related information reporting and record retention requirements;

(b) No Waivers. Except as would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, none of the members of the Parent Group has executed any extension or waiver of any statute of limitations on, or extended the period for the assessment or collection of, any Tax or Tax Return, in each case that has not since expired;

(c) No Legal Proceedings. Except as would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no Legal Proceeding involving any Governmental Authority is pending or has been threatened in writing against or with respect to any member of the Parent Group in respect of any Tax, and no deficiency of Taxes has been asserted in writing against or with respect to any member of the Parent Group as a result of any audit, examination, or Legal Proceeding that has not been paid, accrued for or contested in good faith and in accordance with applicable Laws;

(d) No Material Liens. Except as would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no pledges, Liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever for Taxes on the property or assets of any member of the Parent Group, except for Permitted Liens; and

(e) Spin-offs. Except as would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since the date that precedes the date of this Agreement by three years (or otherwise as part of a plan that includes the transactions contemplated by this Agreement), none of the members of the Parent Group has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or any similar provision of state, local or non-United States Law).

5.15 Employee Plans.

(a) Absence of Certain Plans. Except as would not reasonably be expected to result in any material liability to Parent or any of its Subsidiaries, taken as a whole, neither Parent nor any other trade or business (whether or not incorporated) that would be treated as a single employer with Parent or any of its Subsidiaries pursuant to Section 414 of the Code (each, an “Parent ERISA Affiliate”) has, in the last six years, maintained, sponsored or contributed to (or been required to maintain, sponsor or contribute to) or currently maintains, sponsors or participates in, or contributes to, or has any liability or obligation with respect to, (i) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that otherwise is or was subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA or Section 413(c) of the Code).

(b) Multiemployer Plans. With respect to any Multiemployer Plan contributed to by Parent or any Parent ERISA Affiliate, (i) neither Parent nor any Parent ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied, and (ii) a complete withdrawal from all such Multiemployer Plans at the Effective Time would not result in any material liability to Parent or any of its Subsidiaries, taken as a whole.

(c) Compliance. (i) Each Parent Employee Plan, other than any Multiemployer Plan, has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority; (ii) all required contributions, premiums and other payments relating to the Parent Employee Plans have been timely and accurately made, and no Parent Employee Plan has any unfunded liabilities that have not been fully accrued; (iii) each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and, to the Knowledge of Parent, nothing has occurred that could reasonably be expected to adversely affect such Parent Employee Plan’s qualified status; and (iv) neither Parent nor any of its Subsidiaries are subject to any material liability or has incurred, whether or not assessed, any material Tax or penalty under Sections 4976 through 4980 (including 4980B, 4980D, 4980H), 6721 or 6722 of the Code or Title I of ERISA with respect to any Parent Employee Plan, whether through a Parent ERISA Affiliate or otherwise.

(d) Employee Plan Legal Proceedings. As of the date hereof, there are no material Legal Proceedings pending or, to the Knowledge of Parent, threatened on behalf of or against any Parent Employee Plan, the assets of any trust pursuant to any Parent Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Parent Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. None of Parent, any of its Subsidiaries, or, to the Knowledge of Parent, any of their respective directors, officers, employees or agents has, with respect to any Parent Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of any penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a Tax imposed by Sections 4975 or 4976 of the Code, in each case applicable to Parent or any of its Subsidiaries or any Parent Employee Plan, or for which Parent or any of its Subsidiaries have any indemnification obligation.

(f) No Welfare Benefit Plan. Except would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Employee Plan provides post-termination or retiree life insurance, health, disability or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law for which the covered Person pays the full cost of coverage.

(g) Section 409A. Each Parent Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code and the guidance issued by the IRS provided thereunder. Neither Parent nor any of its Subsidiaries has any obligation to provide any individual with the right to, and no Parent Employee Plan or other agreement provides, a gross-up, reimbursement or indemnification with respect to any Tax, interest or other penalty incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h) No Additional Rights. None of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due to any current or former employee, officer, director or independent contractor of Parent under any Parent Employee Plan or otherwise; (ii) materially increase any compensation or benefits otherwise payable to any such Person under any Parent Employee Plan or otherwise; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any such Person under any Parent Employee Plan or otherwise; (iv) limit or restrict the right to merge, amend or terminate any Parent Employee Plan on or after the Effective Time; or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

5.16 Labor Matters.

(a) There are no pending or, to the Knowledge of the Company, threatened activities or proceedings of any labor union, works council, or other labor organization or trade union or group of employees to organize any employees of the Parent Group with regard to their employment with the Parent Group, and no such activities or proceedings have occurred within the past three years. Other than in the ordinary course of business, no collective bargaining agreement, labor union contract or trade union agreement or other Contract with any labor union, works council or other labor organization covering any employees of the Parent Group or by which any member of the Parent Group is a party to or otherwise bound (each, a “Parent Collective Bargaining Agreement”) is being negotiated by the Parent Group. The Parent Group is in compliance in all material respect with their obligations pursuant to all notification and bargaining obligations arising under any Parent Collective Bargaining Agreements.

(b) (i) There is no material strike, lockout, organized slowdown, organized work stoppage, job action, picketing, unfair labor practice or other labor dispute pending with respect to the Parent Group, or to the Knowledge of Parent, threatened against the Parent Group, and no such material strike, lockout, organized slowdown, organized work stoppage, job action, picketing, unfair labor practice or other labor dispute has occurred within the last three years; (ii) there is no material unfair labor practice charge against the Parent Group pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to Parent’s Knowledge, threatened material arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Parent Group.

(c) Wage and Hour and Legal Compliance. The Parent Group is in compliance, and has complied, (i) in all material respects with the Parent Collective Bargaining Agreements and (ii) except as would not reasonably be expected to have a Parent Material Adverse Effect, with applicable Laws and orders with respect to labor and employment (including, but not limited to, applicable Laws, statutes, acts, codes, orders, rules and regulations regarding wage and hour, worker classification, immigration, harassment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, terms and conditions of employment, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, discrimination or retaliation in employment, employee health and safety, employee privacy and collective bargaining).

(d) No Legal Proceedings. There are no proceedings pending or, to Parent’s Knowledge, threatened against the Parent Group in any forum by or on behalf of any present or former employee of the Parent Group, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Parent Group in connection with the employment relationship, in each case, that are material to the business of the Parent Group, taken as a whole.

(e) Sexual Harassment. Since January 1, 2022, (i) to the Knowledge of Parent, no allegations of sexual harassment have been made against any employee of the Parent Group at the level or branch manager or above or current or former member of the Parent Board, and (ii) the Parent Group has not been involved in any Legal Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former employee of the Parent Group at the level of branch manager or above or current or former member of the Parent Board.

(f) WARN Act. The Parent Group has not implemented any plant closing or layoff of employees that implicated the WARN Act or any similar Law for which any liability or obligation remains unsatisfied.

5.17 Permits. Except as would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Group holds all permits, licenses, variances, clearances, consents, commissions, exemptions, orders and approvals from Governmental Authorities that are required for the operation of the business of the Parent Group as currently conducted (“Parent Permits”). The Parent Group complies with the terms of all requirements to maintain the Parent Permits, and no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except as would not reasonably be expected to have a Parent Material Adverse Effect.

5.18 Compliance with Laws.

(a) Compliance with Laws. Parent and each of its Subsidiaries is in compliance with all Laws and orders that are applicable to the Parent Group or to the conduct of the business or operations of the Parent Group, except for noncompliance that would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice or other communication from a Governmental Authority asserting any noncompliance with any applicable Law by Parent or any of its Subsidiaries that has not been cured as of the date of this Agreement, except as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) FCPA and Other Anti-Bribery Laws.

(i) Each of Parent and its Subsidiaries is in compliance with, and has during the past five years complied with, the FCPA and the Other Anti-Bribery Laws in all material respects.

(ii) None of Parent, any of its Subsidiaries or to the Knowledge of Parent any of their respective directors, employees (including officers), agents, distributors, consultants or other intermediaries (in each case acting in their capacity as such) has during the past five years, in violation of the FCPA or the Other Anti-Bribery Laws in any material respect, (A) established or maintained any unlawful fund of corporate monies or other properties, or (B) paid, offered or promised to pay, or authorized or ratified the payment of, or solicited or received, directly or indirectly, any monies or anything else of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority), any royal or ruling family member or any political party, political party official or candidate for public or political office, or any officer, director, employee or Representative of any other company or organization without that company’s or organization’s knowledge and consent, in each case, for the purpose of (x) improperly influencing any act or decision of any such Governmental Authority or Person to obtain or retain business, (y) inducing the recipient to violate a lawful duty or duty of loyalty to the recipient’s employer, or (z) securing any other improper benefit or advantage, in the case of each of foregoing clauses (x), (y) and (z), in connection with the business of the Parent Group.

(iii) Parent and its Subsidiaries have instituted and maintain, or are subject to, policies and procedures designed to promote and achieve compliance with the FCPA and the Other Anti-Bribery Laws.

(iv) During the past five years, there have been no Legal Proceedings brought or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries by any Governmental Authority with respect to a material violation by the Company or any of its Subsidiaries of the FCPA or the Other Anti-Bribery Laws. During the past five years, neither Parent nor any of its Subsidiaries has made a voluntary disclosure to a Governmental Authority related to material violation by Parent or any of its subsidiaries of the FCPA or any of the Other Anti-Bribery Laws.

(c) Trade Control and Sanctions Regulations.

(i) Each of Parent and its Subsidiaries are in compliance and have, during the past five years, been in compliance, with the Trade Control and Sanctions Regulations except for any noncompliance that would not reasonably be expected to be material to the business of the Parent Group, taken as a whole.

(ii) Parent and its Subsidiaries have instituted and maintained, or are subject to, policies and procedures designed to promote and achieve compliance with the Trade Control and Sanctions Regulations.

(iii) During the past five years, there have not been any Legal Proceedings brought or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries by or before any Governmental Authority with respect to any violations or alleged violations by Parent or any of its Subsidiaries of the Trade Control and Sanctions Regulations.

(iv) Neither Parent nor any of its Subsidiaries has within the past five years engaged in, nor is now engaging in, any dealings or transactions (A) with any Person that at the time of the dealing or transaction is or was the subject or target of sanctions administered by U.S. Department of the Treasury’s Office of Foreign Assets Control, or (B) in or with Cuba, Iran, Sudan, Syria, North Korea or the Crimea region of Ukraine, the government of any of these jurisdictions or the Government of Venezuela, or any Person who is resident in or a blocked national of any of these jurisdictions.

(d) During the past five years, neither Parent nor any of its Subsidiaries has made a disclosure to a Governmental Authority related to actual or potential non-compliance of Parent or any of its Subsidiaries with the Trade Control and Sanctions Regulations.

5.19 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties or, as of the date hereof, against any present or former officer or director of the Parent Group in such individual’s capacity as such, in each case, that are material to the business of the Parent Group, taken as a whole, or would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger.

(b) No Orders. None of the Parent Group is subject to any material Order of any kind or nature that (i) would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger or the ability of Parent to perform in all material respects its covenants and obligations pursuant to this Agreement or (ii) restricts the manner in which the Parent Group conducts its businesses in any material respect.

5.20 Insurance. The Parent Group has all material policies of insurance covering the Parent Group and any of its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Parent Group. As of the date hereof, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute or result in a default by any insured thereunder, or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, except for such defaults that would not reasonably be expected to have a Parent Material Adverse Effect.

5.21 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Parent Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of Parent, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in Parent’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

5.22 Ownership of Company Common Stock. None of the Buyer Parties or any of their controlled Affiliates owns any shares of Company Common Stock (or any rights to acquire, directly or indirectly, such shares).

5.23 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger.

5.24 Personal Property. Except for those matters that have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent or a Subsidiary of Parent owns and has good and marketable title to, or in the case of leased assets, valid and subsisting leasehold interests in, all of the tangible personal property used to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), and (ii) there are no outstanding options or rights of first refusal to which Parent or any Subsidiary is party to purchase such property, or any portion thereof or interest therein. Except for those matters that have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all tangible personal property of Parent and its Subsidiaries has been maintained in accordance with normal industry practice, is in good operating condition and repair and is suitable for the purposes for which it is currently used, except for ordinary wear and tear and rental fleet under repair or out of service in the ordinary course of business.

5.25 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all Liens.

5.26 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the transactions contemplated hereby, including the Offer and the Merger. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

5.27 Financing. As of the date of this Agreement, Parent has delivered to the Company a true and complete copy of the executed Debt Commitment Letter and the Debt Fee Letters, which Debt Fee Letters have been redacted for fees, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted (including any dates related thereto), none of which would reasonably be expected to reduce the aggregate principal amount of the Debt Financing to be funded on the Closing Date or impose additional conditions precedent to the funding of the Debt Financing on the Closing Date. The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the financing of the transactions contemplated by this Agreement, including the Offer and the Merger, that imposes conditions precedent to the funding of the Debt Financing on the Closing Date or would otherwise affect the availability of the Debt Financing on the Closing Date, in each case, other than the Debt Commitment Letter and the Debt Fee Letters or any customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Debt Financing and that, in the case of such customary engagement letters, copies of which (that may include customary redactions) have been delivered to the Parent as of the date hereof. Assuming satisfaction of the Offer Conditions and that the Debt Financing is funded on the Closing Date in accordance with the Debt Commitment Letter, as of the date of this Agreement, the aggregate proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions (if any) related thereto), together with any cash on hand, available lines of credit (including under Borrower’s existing revolving credit and securitization facilities) and other sources of immediately available funds of Parent, will be sufficient to finance (i) the payment of the aggregate Per Share Price, the Company PSU Consideration and Company RSA Consideration to which holders of Company Common Stock, Company PSUs and Single-Trigger RSAs will be entitled at the Effective Time pursuant to this Agreement and (ii) the payment of all fees and expenses, in the case of each of clauses (i) and (ii), to the extent required to be paid by Parent or Merger Sub on the Closing Date in connection with consummation of the transactions contemplated by this Agreement, including the Offer, the Merger, repaying all principal, interest and fees outstanding under the Company Credit Agreement and the Redemption and/or Discharge (the minimum amount sufficient to finance such payments, the “Required Amount”). As of the date of this Agreement, the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and represent valid, binding and enforceable obligations (subject to the Enforceability Limitations) of Parent and, to the Knowledge of Parent, each other party thereto to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions. Parent has fully paid (or caused to be paid) any and all fees that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. Assuming performance by the Company and its Affiliates of their respective obligations under this Agreement, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any term of the Debt Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Debt Commitment Letter. Assuming satisfaction of the Offer Conditions, as of the date of this Agreement, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Debt Financing will not be made available to Parent on the Closing Date. Parent and Merger Sub expressly agree and acknowledge that their obligations hereunder, including Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s consummation of any financing arrangements, Parent’s or Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent or Merger.

5.28 Valid Issuance. The Parent Common Stock to be issued to the Company Stockholders pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by such Company Stockholder) will be free of restrictions on transfer.

5.29 Management Arrangements. As of the date hereof, none of Parent or any of its Affiliates has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Offer or the Merger or otherwise) that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

5.30 Information Supplied. None of the information supplied in writing or to be supplied in writing by Parent, on its own or on behalf of Merger Sub, or any of their Representatives specifically for inclusion or incorporation by reference in the Schedule 14D-9 and any other documents to be filed with the SEC by the Company in connection with the transactions contemplated hereby (and any amendment thereof or supplement thereto) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the respective times the Schedule 14D-9, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to the Company Stockholders, as the case may be. The Offer Documents and the Form S-4 will, when filed with the SEC or at any time such document is amended or supplemented or on the date first disseminated to the Company Stockholders, comply as to form in all material respects with the provisions of the Exchange Act, the Securities Act and all other applicable Laws. The Offer Documents and the Form S-4 (and any amendment thereof or supplement thereto), when filed with the SEC or at any time such document is amended or supplemented or on the date first disseminated to the Company Stockholders, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or omissions included or incorporated by reference in the Offer Documents, the Form S-4 or the Schedule 14D-9 based upon information specifically supplied to Parent or any of its Representatives by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference therein.

5.31 Termination of URI Agreement. Substantially concurrently with the execution and delivery of this Agreement, the URI Agreement Termination Fee was paid by Parent, on behalf of the Company, to URI by wire transfer of immediately available funds.

5.32 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

(c) Notwithstanding the foregoing provisions of this Section 5.32, nothing in this Section 5.32 shall limit Parent’s remedies with respect to claims of Fraud or Willful and Material Breach in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, or any instrument or other document delivered pursuant to this Agreement.

5.33 Investigation. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access for such purposes. Each of Parent and Merger Sub acknowledges and agrees that, there are uncertainties in connection with the projections, estimates or other forward-looking information provided or made available to the Buyer Parties and their respective Representatives and the Buyer Parties have not relied upon such projections, estimates or other forward-looking information furnished to it.

ARTICLE VI

INTERIM OPERATIONS

6.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated by this Agreement or required by applicable Law; (b) as set forth in Section 6.2 of the Company Disclosure Letter; or (c) as requested or approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company will, and will cause each of its Subsidiaries to, use its reasonable best efforts to: (i) conduct its business and operations in the ordinary course of business in all material respects, (ii) maintain the Company’s existence in good standing (to the extent applicable) pursuant to applicable Law, (iii) preserve intact its material assets, properties, Contracts or other material legally binding understandings, licenses and business organizations and (iv) preserve the current material relationships with customers vendors, distributors, partners (including system integrators, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has material business relations.

6.2 Forbearance Covenants of the Company. Except (i) as set forth in Section 6.2 of the Company Disclosure Letter; (ii) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of this Agreement or required by applicable Law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a) amend the Charter, the Bylaws, or any other similar organizational document;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge, dispose of, transfer, lease, license, guarantee, encumber or otherwise enter into any Contract or other agreement, understanding or arrangement with respect to the voting of, any share of Company Securities, except (A) for the issuance or sale of shares of Company Common Stock in connection with the settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms and the applicable Company Equity Plans in effect on the Capitalization Date; or (B) by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(d) directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases, withholdings, or cancellations of Company Securities in connection with the exercise or settlement or other disposition or issuance of Company equity-based awards issued under the Company Equity Plans; or (B) transactions between the Company and any of its direct or indirect Subsidiaries;

(e) (i) adjust, split, combine, reclassify, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, any shares of its capital stock or other equity or voting interest; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of any shares of capital stock or other equity or voting interest, except for (A) cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company, or one of the Company’s other wholly owned Subsidiaries or (B) cash dividends that are consistent with past practice, in an amount not to exceed the amount set forth in Section 6.2(e)(ii)(B) of the Company Disclosure Letter, and with record and payment dates consistent with past practice of the Company during the prior 12 months; (iii) pledge or encumber any shares of its capital stock or other equity or voting interest; or (iv) modify the terms of any shares of its capital stock or other equity or voting interest;

(f) (A) incur or assume any Indebtedness (including any long-term or short-term debt) or issue any debt securities, warrants or other rights to acquire any debt security, except (1) for trade payables incurred in the ordinary course of business; (2) obligations incurred pursuant to business credit cards in the ordinary course of business; (3) intercompany loans or advances between or among the Company and its direct or indirect wholly owned Subsidiaries; (4) borrowings under the Company Credit Agreement in the ordinary course of business not to exceed $50,000,000 per calendar month, net of any repayments during such one-calendar month period; (5) accrued and unpaid interest under the Notes in accordance with the terms set forth therein; (6) liabilities pursuant to or in connection with letters of credit, banker’s acceptances, bank guarantees or similar items (in each case whether or not drawn, contingent or otherwise) incurred in the ordinary course of business; and (7) liabilities pursuant to capital or finance leases (as determined in accordance with GAAP) incurred in the ordinary course of business; provided that in the case of clause (7), such liabilities may not exceed $5,000,000 in the aggregate or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of any direct or indirect wholly owned Subsidiaries of the Company otherwise incurred in compliance with this Section 6.2;

(g) mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or incur any Lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 6.2(f) or consented to by Parent;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) advances to directors, officers and other employees of the Company or any of its Subsidiaries for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company Group’s policies related thereto; and (2) loans, advances or capital contributions to, or other extensions of credit or investments in, the Company or any direct or indirect wholly owned Subsidiaries of the Company;

(i) acquire any properties or assets of any Person in excess of $5,000,000 in the aggregate per quarter, other than the acquisition of inventory (including rental equipment not to exceed $330,000,000 in the aggregate) or services by the Company Group in the ordinary course of business;

(j) lease, license, sell, sell and leaseback, abandon, transfer, assign, guarantee, divest, cancel, abandon, allow to lapse or expire, exchange, or otherwise dispose of, or incur, permit or suffer to exist the creation of any encumbrance (other than any Permitted Liens) upon, any properties or assets, tangible or intangible (including Intellectual Property), product lines or businesses of the Company or any of its Subsidiaries, including capital stock or other equity interests of any of its Subsidiaries in excess of $5,000,000 in the aggregate per quarter, other than (1) the sale, lease or license of products or services of the Company Group (not including Intellectual Property rights) in the ordinary course of business; (2) sale of obsolete assets (not including Intellectual Property rights); (3) non-exclusive licenses of Intellectual Property rights entered into in the ordinary course of business; and (4) the sale of rental equipment in the ordinary course of business, not to exceed $71,500,000 in the aggregate;

(k) encumber or dispose of any Owned Real Property or acquire a fee interest in any real property;

(l) (A) increase or decrease in any manner the compensation or benefits of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group; (B) become a party to, establish, adopt, amend, commence participation in, enter into or terminate any Employee Plan or any arrangement that would have been an Employee Plan had it been entered into prior to the date hereof; (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Employee Plan; (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan; (E) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any employee of the Company Group; or (F) hire, terminate (other than for “cause”), furlough or temporarily lay off any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group with an annual base salary or wage rate (or, in the case of non-employee service providers, equivalent compensation) of $150,000 or more;

(m) become a party to, establish, adopt, amend, commence participation in or terminate any Collective Bargaining Agreement or any arrangement that would have been a Collective Bargaining Agreement had it been entered into prior to the date hereof, other than in connection with negotiations pursuant to any Collective Bargaining Agreement;

(n) cancel, modify or waive any debts or similar claims held by the Company or any of its Subsidiaries having in each case a value in excess of $200,000;

(o) amend any Permit in any material respect, or allow any such Permit to lapse, expire or terminate (except where the lapse, expiration or termination of any such Permit is with respect to a Permit that has become obsolete, redundant or no longer required by applicable Law);

(p) settle, release, waive or compromise any pending or threatened Legal Proceeding or other claim, except for the settlement of any Legal Proceeding or other claim that is (A) for solely monetary payments of, net of insurance recovery, no more than $250,000 individually or $500,000 in the aggregate; or (B) settled in compliance with Section 7.12; provided, that neither the Company nor any of its Subsidiaries shall settle or agree to settle any legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(q) except as required by applicable Law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or practices, including with respect to any accounting method or accounting period used for Tax purposes;

(r) (A) make (other than in the ordinary course of business), rescind or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax, material Tax Return, Tax claim or Tax assessment (other than pursuant to extensions of time to file any Tax Return obtained in the ordinary course of business); (D) file an amended Tax Return that could materially increase the Taxes payable by any member of the Company Group; or (E) request any rulings, determinations, or similar statements from, or enter into a closing agreement with, any Governmental Authority regarding any Tax;

(s) incur or commit to incur any capital expenditure(s) other than consistent with the capital expenditure budget set forth in Section 6.2(s) of the Company Disclosure Letter;

(t) (A) modify or amend (other than (i) de minimis or ministerial amendments or (ii) amendments relating to ordinary course extensions or renewals with a term of 12 months or less), or voluntarily terminate or consent to the termination of, or waive, assign, encumber or release any material rights under, any Material Contract or (B) enter into any Contract that would have been a Material Contract if such Contract was in existence as of the date hereof;

(u) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(v) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(w) effectuate or announce any closing, employee layoff, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in liability of the Company Group under the WARN Act;

(x) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any joint venture, limited liability company, legal partnership, strategic alliance or similar arrangement (excluding, for avoidance of doubt, any commercial agreements that do not involve the formation of an entity with any Person);

(y) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(z) adopt or implement any stockholder rights plan or similar arrangement; or

(aa) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 6.2.

6.3 No Solicitation.

(a) [Intentionally Omitted].

(b) No Solicitation or Negotiation. Immediately upon the execution of this Agreement, the Company will, and will cause its Subsidiaries and its and their respective Representatives to, (i) cease and terminate and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Person and its Representatives with respect to an Acquisition Proposal or a potential Acquisition Proposal, (ii) request the prompt return or destruction of all non-public information concerning the Company Group previously furnished to any such Person and destruction of all analyses and other materials prepared by or on behalf of such Person to the extent containing, reflecting or analyzing such information, in each case, in accordance with an Acceptable Confidentiality Agreement between the Company or any of its Affiliates, on one hand, and such Person, on the other hand, (iii) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives, and (iv) terminate all access granted to any such Person and its Representatives to any physical or electronic data room (or any other diligence access). Subject to the terms of Section 6.3(c), from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Offer Acceptance Time, neither the Company nor any of its Subsidiaries nor any of its or their respective Representatives shall, and the Company shall cause its Subsidiaries and their respective officers, directors and employees not to, and shall direct any other external Representatives acting on its or their behalf not to and shall not authorize any such Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or facilitate, assist or knowingly encourage, any inquiry or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group, in connection with any Acquisition Proposal or any action that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to facilitate, assist or knowingly encourage, an Acquisition Proposal or any inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, communications or negotiations with any Person with respect to an Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 6.3); (iv) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement), an “Alternative Acquisition Agreement”); or (vi) take any action to exempt any third party from the restrictions on “business combinations” set forth in Section 203 of the DGCL (as such term is defined in Section 203 of the DGCL) or any other applicable “anti-takeover” statutes or otherwise cause such restrictions not to apply. From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Offer Acceptance Time, the Company will not be required to enforce, and will be permitted to grant a waiver, amendment or release under, any provision of any standstill or confidentiality agreement solely to the extent that (x) such waiver, amendment or release would allow an unsolicited Acquisition Proposal (or amendment to an unsolicited Acquisition Proposal) to be made to the Company or the Company Board (or any committee thereof) in compliance with this Section 6.3 and (y) the Company Board has determined that the failure to do so would be or would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c) Superior Proposals. Notwithstanding anything to the contrary set forth in Section 6.3(b), from the date hereof until the Offer Acceptance Time, solely in response to a bona fide written Acquisition Proposal that did not result from a breach of the obligations set forth in Section 6.3(b), (i) the Company may, directly or indirectly, through one or more of their Representatives (including the Advisor), contact the Person or group of Persons making such Acquisition Proposal solely to clarify any ambiguous terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or would reasonably be expected to constitute, a Superior Proposal, and (ii) the Company may, upon a good faith determination by the Company Board (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be or would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company such Acquisition Proposal, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) with such Acquisition Proposal (in each case, if requested by such Person); provided, that, prior to taking any action described in this Section 6.3(c)(ii), the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal; provided, however, that (x) the Company will substantially concurrently provide to Parent and its Representatives any non-public information that is provided to any Person or its Representatives given such access in connection with the actions permitted by this Section 6.3(c)(ii) that was not previously made available to Parent and (y) the Company Group shall not provide (and shall not permit any of their respective Representatives to provide) any competitively sensitive non-public information to any Person who is or whose Affiliates are a competitor of the Company Group in connection with the actions permitted by this Section 6.3(c)(ii), except in accordance with customary “clean room” or other similar procedures designed to manage the disclosure of competitively sensitive information.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 6.3(e), at no time after the date hereof may the Company Board (or a committee thereof):

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve, recommend or otherwise declare advisable an Acquisition Proposal or approve, recommend, declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement; (C) fail to include the Company Board Recommendation in the Schedule 14D-9 or, if any Acquisition Proposal (other than an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2) has been made public, fail to reaffirm the Company Board Recommendation upon written request of Parent within the earlier of three Business Days prior to the then scheduled Expiration Date or five Business Days after Parent requests in writing such reaffirmation with respect to such Acquisition Proposal (provided, that any action permitted by Section 6.3(g) shall be deemed to not be a failure to reaffirm the Company Board Recommendation; and provided further, however that Parent may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently modified in which case Parent may make such request once each time such a modification is made); (D) with respect to an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, fail to recommend unequivocally against acceptance of such offer within 10 Business Days of commencement of such offer (or within ten Business Days of a material modification of such offer); or (E) agree, authorize or commit to do any of the foregoing (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, without limiting the foregoing clause (A) through (E), none of (1) the determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, (2) the disclosure by the Company of such determination or (3) the delivery by the Company to Parent of any notice contemplated by Section 6.3(e) (including resolving to effect a Company Board Recommendation Change or terminate the Agreement pursuant to Section 6.3(e)(i)(2) or Section 6.3(e)(ii)(2)(i)(B), respectively) will, in and of themselves, constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(e) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Offer Acceptance Time:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any Intervening Event if and only if:

(1) the Company Board determines in good faith, after consultation with outside legal counsel, that an Intervening Event has occurred and that a failure to effect a Company Board Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law;

(2) the Company has provided prior written notice to Parent at least four Business Days in advance of effecting a Company Board Recommendation Change pursuant to this Section 6.3(e)(i) (the “Event Notice Period”) to the effect that the Company Board (or a committee thereof) has resolved to effect a Company Board Recommendation Change pursuant to this Section 6.3(e)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(3) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such Event Notice Period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to allow Parent to offer such adjustments to the terms and conditions of this Agreement to obviate the need to effect a Company Board Recommendation Change, in response to such Intervening Event; (B) taken into account any adjustments to the terms and conditions of this Agreement proposed by Parent and other information provided by Parent in response to the notice described in clause (2) of this Section 6.3(e)(i), in each case, that are offered in writing by Parent, no later than 11:59 p.m., Eastern Time, on the last day of the Event Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by the Company; and (C) thereafter determined in good faith, after consultation with outside legal counsel, that a failure to effect a Company Board Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that in the event of any modifications to such Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(i) with respect to such new written notice (it being understood that the “Event Notice Period” in respect of such new written notice will be two Business Days).

(ii) if, and only if, the Company has received a bona fide written Acquisition Proposal that did not result from a material breach of the obligations set forth in this Section 6.3 that has not been withdrawn, that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) authorize the Company to terminate this Agreement pursuant to Section 9.1(f)(ii) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) or (B) unless:

(1) the Company Board determines in good faith, after consultation with outside legal counsel, that a failure to effect a Company Board Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law;

(2) (i) the Company has delivered a written notice to Parent at least four Business Days in advance of effecting a Company Board Recommendation Change or terminating this Agreement pursuant to Section 6.3(e)(ii) (the “Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) determined that the Acquisition Proposal that is the basis of the proposed action of the Company Board constitutes a Superior Proposal and (B) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 6.3(e)(ii) absent any revision to the terms and conditions of this Agreement, which notice will include a copy of the proposed agreement in respect of the Acquisition Proposal and specify the identity of the Person or “group” of Persons making such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Proposal Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to offer (in a manner that would constitute a binding agreement between the parties if accepted by the Company) such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any modifications to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(ii)(2) with respect to such new written notice (it being understood that the “Proposal Notice Period” in respect of such new written notice will be two Business Days); and, provided further, that notwithstanding anything to the contrary in this Agreement, under no circumstances shall the Company be permitted to terminate this Agreement pursuant to this Section 6.3(e) (or Section 9.1(f)(ii)) in order to enter into (or to cause any of its Affiliates to enter into) a definitive Alternative Acquisition Agreement with URI or any of its Affiliates; and

(3) in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 9.1(f)(ii), including paying the Company Termination Fee in accordance with Section 9.3(b)(iii).

(f) Notice.

(i) The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits the Company from complying with this Section 6.3(f).

(ii) Any time prior to the Offer Acceptance Time, the Company will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, offers or proposals or requests for non-public information or discussions that constitute or could reasonably be expected to lead to an Acquisition Proposal are received by the Company or any of its Representatives. Such notice must include (A) the identity of the Person making such inquiries, offers or proposals, (B) a summary of the material terms and conditions of such inquiries, offers or proposals to the extent such material terms and conditions are not included in the written materials provided in the following clause (C); and (C) copies of any written materials relating thereto provided to the Company or its Representatives, including an unredacted copy of any written Acquisition Proposal or amendment thereto. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status (and supplementally provide the material terms) of any such inquiries, offers or proposals (including any amendments thereto and any new, amended or revised written materials relating thereto provided to the Company or its Representatives) and the status of any such discussions or negotiations.

(g) Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); or (ii) making any disclosure to the Company Stockholders as required by applicable Law, regulation or stock exchange rule or listing agreement, it being understood that (1) any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 6.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 6.3, and (2) nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 6.3(e). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by the Company or the Company Board (or a committee thereof) that solely describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be a Company Board Recommendation Change.

6.4 Approval of Merger. The Merger shall be governed by, and effected under, Section 251(h) of the DGCL and shall be effected by Parent, Merger Sub and the Company as soon as practicable following consummation of the Offer, without a vote of the Company Stockholders, pursuant to Section 251(h) of the DGCL.

6.5 Affirmative Obligations of Parent. Except (a) as expressly contemplated by this Agreement or required by applicable Law; (b) as set forth in Section 6.5 of the Parent Disclosure Letter; or (c) as requested or approved by the Company in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent will, and will cause each of its Subsidiaries to, use its reasonable best efforts to: (i) conduct its business and operations in the ordinary course of business in all material respects, (ii) maintain Parent’s existence in good standing (to the extent applicable) pursuant to applicable Law, (iii) preserve intact its material assets, properties, Contracts or other material legally binding understandings, licenses and business organizations and (iv) preserve the current material relationships with customers vendors, distributors, partners (including system integrators, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other Persons with which the Parent Group has material business relations.

6.6 Forbearance Covenants of Parent. Except (i) as set forth in Section 6.6 of the Parent Disclosure Letter; (ii) as approved by the Company in writing (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of this Agreement or required by applicable Law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent will not, and will not permit any of its Subsidiaries, to:

(a) amend its charter, bylaws or any other similar organizational document in a manner that would be disproportionately adverse to the holders of Company Common Stock (for the avoidance of doubt, in their capacity as future holders of Parent Common Stock) relative to the treatment of existing holders of Parent Common Stock;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than, with respect to entities other than Parent, any such actions undertaken in connection with tax planning, corporate or internal reorganizations or restructurings, or otherwise in the ordinary course of business and that would not be disproportionately adverse to the holders of Company Common Stock (for the avoidance of doubt, in their capacity as future holders of Parent Common Stock) relative to the treatment of existing holders of Parent Common Stock;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge, dispose of, transfer, lease, license, guarantee, encumber or otherwise enter into any Contract or other agreement, understanding or arrangement with respect to the voting of, any share of Parent Securities, except (A) for the issuance or sale of shares of Parent Common Stock in connection with the settlement of Parent Equity Awards; or (B) by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent;

(d) (i) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, other equity interests or voting securities, other than (A) dividends paid by any direct or indirect wholly owned Subsidiary of Parent to Parent or to any other direct or indirect wholly owned Subsidiary of Parent, (B) in connection with transactions that would require an adjustment to the

Offer Price pursuant to Section 2.1(g) and the Per Share Price pursuant to Section 3.7(b) and for which the proper adjustment is made, or (C) regular quarterly cash dividends declared in the ordinary course of business that are consistent with past practice in all material respects, in an amount not to exceed the applicable amounts set forth in Section 6.6(d)(i)(C) of the Parent Disclosure Letter, and with record and payment dates consistent in all material respects with past practice of Parent during the prior 12 months; or (ii) other than as permitted by Section 6.6(c), split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than (1) transactions involving only wholly owned Subsidiaries of Parent or (1) in connection with transactions that would require an adjustment to the Offer Price pursuant to Section 2.1(g) and the Per Share Price pursuant to Section 3.7(b) and for which the proper adjustment is made; or

(e) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 6.6.

ARTICLE VII

ADDITIONAL COVENANTS

7.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer Parties, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i) subject to Section 7.2 with respect to Antitrust Laws, (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(ii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Offer and the Merger (“Third-Party Consents”); and

(iii) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.

(b) No Omission to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither the Buyer Parties, on the one hand, nor the Company, on the other hand, will take any action, or omit to take any action, which action or omission is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting (i) the consummation of the Merger; or (ii) the ability of such Parties to fully perform their obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 6.3 will be considered a violation of this Section 7.1.

(c) No Consent Obligations. Neither the Company nor any of its Subsidiaries shall be required to (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guarantee) or concede anything of value, (ii) amend or otherwise modify any Contract or make any accommodation, commitment or incur any liability or obligation to any third party, or (iii) agree or commit to do any of the foregoing, in each case in connection with obtaining any Third-Party Consent to any Contract; provided, however, that upon the written request of Parent, the Company shall (and shall cause its Subsidiaries to) use reasonable best efforts to take any such actions so long as the effectiveness of such action is contingent on the Closing and the cost thereof would be borne by Parent or the Surviving Corporation.

7.2 Filings.

(a) Filing Under the HSR Act. The Buyer Parties (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten Business Days following the date hereof; provided that in the event that the FTC and/or the Antitrust Division of the DOJ is closed or not accepting such filings under the HSR Act (a “Government Closure”), such day shall be extended day-for-day, for each Business Day the Government Closure is in effect. Each of Parent and the Company will use their respective reasonable best efforts to (i) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (ii) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (iii) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC or the DOJ with respect to the Offer and the Merger; and (iv) take all action necessary and otherwise consistent with this Section 7.2 to cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act, including requesting early termination of the HSR Act waiting period. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other applicable Antitrust Laws, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response to such request. At the written request of either Parent or the Company, each of Parent and the Company shall withdraw and as promptly as practicable thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable Laws, provided that such withdrawal and refiling is reasonably expected to enable the Closing to occur as expeditiously as possible, and in any event before the Termination Date.

(b) Efforts. In furtherance and not in limitation of their obligations under this Agreement, the Buyer Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to promptly obtain any clearance, consent, authorization or Order of any Governmental Authority that may be, or become, required under the HSR Act for the consummation of the Merger and to avoid the entry of, or effect the dissolution of, any Order that would otherwise have the effect of preventing or materially delaying the Merger or that would cause the Closing not to occur prior to the Termination Date. In furtherance of the foregoing, the Buyer Parties shall take, and not refrain from taking, and shall cause their respective Affiliates to take and to not refrain from taking, any and all steps necessary to avoid or eliminate each and every impediment under the HSR Act so as to enable the Parties to expeditiously close the Merger prior to the Termination Date. Without limiting the generality of the foregoing, in fulfilling their obligations under this Section 7.2(b), the Buyer Parties shall, and shall cause their respective Affiliates to, proffer to, or agree: (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber; or to hold separate pending such disposition, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent thereto); and (ii) to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or its Affiliates’ ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s or its Affiliates’ ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company or the Surviving Corporation; provided that Parent can compel the Company to (and to cause its Affiliates to) agree to any such term or condition or take any such actions (or agree to take such actions) so long as the effectiveness of such term or condition or action is conditioned upon the consummation of the Offer and the Merger. In furtherance and not in limitation of the foregoing, the Parties shall use their reasonable best efforts to contest and defend against the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary, or permanent, under any Antitrust Law that would restrain, prevent or delay the Closing on or before the Termination Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement.

(c) Cooperation. In connection therewith, and subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct and control all matters with any Governmental Authority, without limiting any rights or obligations of either party set forth in Section 7.2(a); provided that the Company shall have the right to participate in all such matters and to review in advance and, to the extent reasonably practicable, Parent will consult with the Company on and consider in good faith the views of the Company in connection with, all of the information relating to the Company and its Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Offer or the Merger. In furtherance and not in limitation of the foregoing, the Company and the Buyer Parties shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any material developments, meetings, communications or discussions with any Governmental Authority in respect thereof, including but not limited to (A) the expected timing or receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial Action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or material discussions or communication (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. The Company and its Subsidiaries shall not agree to any Actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Offer or the Merger without the prior written consent of Parent. However, each of the Company and the Buyer Parties and their respective Affiliates, if applicable, may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company and the Buyer Parties and their respective Affiliates, if applicable, may redact any valuation and related information, or information that is protected by legal privilege, before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis. Notwithstanding the foregoing, neither Parent nor the Company will (and each of the Company and Parent will cause their Subsidiaries and Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law or enter into or extend a timing or similar agreement with any Governmental Authority, without the prior written consent of the other Parties.

(d) Limitation on Other Transactions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Closing, unless the Company otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed), Parent and Merger Sub will not acquire or agree to acquire by merging or consolidating with, by purchasing a portion of the assets of or equity in, or by acquiring in any other manner, any business of any Person or other business organization or division thereof, if the entering into of a definitive agreement relating to, or the consummation of, such transaction would reasonably be expected to prevent, delay or impede the consummation of the Merger, by (i) imposing any delay in the obtaining of, or increasing the risk of not obtaining, any consent of any Governmental Authority under any Antitrust Laws necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (ii) increasing the risk of any Governmental Authority entering an Order prohibiting the consummation of the Merger; or (iii) increasing the risk of not being able to remove any such Order on appeal or otherwise.

7.3 Anti-Takeover Laws. The Company and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no Takeover Statute is or becomes applicable to the Merger; and (b) if any Takeover Statute becomes or is deemed applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize or make inapplicable the effect of such statute or regulation on the Merger.

7.4 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Closing, the Company will (and will cause its Subsidiaries to) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, offices and other facilities, Contracts, books and records and personnel of the Company Group, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that, (a) any applicable Law or regulation requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give any Person the right to terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any material trade secrets of Persons in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Subject to Section 7.19, nothing in this Section 7.4 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 7.4 will be conducted in a manner that does not unreasonably and materially interfere with the conduct of the business of the Company Group or create a material risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable Law. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.4, other than any information that has been made, is or becomes available to Parent or any of its Representatives by or from the Company or any of its Representatives in the ordinary course of their ongoing business arrangements consistent with past practice, including in connection with Parent’s preparation of its consolidated financial statements or its public reporting obligations. All requests for access pursuant to this Section 7.4 must be directed to the General Counsel of the Company, or another person designated by the Company. In the event that the Company objects to any request submitted pursuant to this Section 7.4 on the basis of one or more of the matters set forth in clauses (a) to (e) of this Section 7.4, it must do so by providing Parent, in reasonable detail, the nature of what is being prevented and/or withheld and the reasons therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall cooperate with Parent to make appropriate substitute arrangements to permit reasonable substitute access or disclosure, including through the use of reasonable best efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual termination or acceleration right contemplated by clause (c) of this Section 7.4, obtaining a waiver with respect to or consent under such contractual termination or acceleration right.

7.5 Section 16(b) Exemption. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)) will, prior to the Offer Acceptance Time, take all actions reasonably necessary or advisable to cause the Offer, the Merger and the other transactions contemplated hereby, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Offer, the Merger and the other transactions contemplated hereby, by each individual who is a director or officer subject to the reporting requirements of Section 16(a) of the Exchange Act of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

7.6 14d-10 Matters. Prior to the Offer Acceptance Time, the compensation committee of the Company Board shall (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, each plan, program, agreement or arrangement between Parent, the Company or their respective Affiliates and any of the current or former officers, directors or employees of the Company that are entered into or established on or before the date hereof (including the terms of Section 3.8, 7.7 and 7.8) or are entered into or established after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and (b) take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each such plan, program, agreement or arrangement.

7.7 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) that are made available to Parent for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation from liabilities and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 7.7(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law and the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof, or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect on the date hereof, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company Group or its Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Merger, as well as any actions taken by the Company or the Buyer Parties with respect thereto, except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 7.7(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; and (B) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding promptly after receipt by Parent or the Surviving Corporation of a written request for such advancement to the fullest extent permitted under applicable Law and the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to such advanced expenses.

(c) D&O Insurance. Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, purchase a prepaid “tail” policy with respect to the Company’s directors’ and officers’ liability insurance in effect on the date hereof (“D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are no less favorable than those of the D&O Insurance so long as the aggregate cost for such “tail” policy does not exceed 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). Parent shall cause the Surviving Corporation to maintain such “tail” policies in full force and effect and to continue to honor the obligations thereunder. If the Company or the Surviving Corporation fails to obtain such “tail” insurance policies as of the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 7.7(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of the Maximum Annual Premium. If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 7.7.

(e) No Impairment. The obligations set forth in this Section 7.7 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 7.7(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 7.7(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.7, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 7.7(c) (and their heirs and representatives)) pursuant to this Section 7.7 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and the Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable Law (whether at Law or in equity). All rights to indemnification, exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Person (whether asserted or claimed prior to, at, or after the Effective Time) as provided in the Charter or Bylaws or comparable governing documents of the Company or any of its Subsidiaries or any Contract or otherwise between such Indemnified Person and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect (and shall be so maintained) and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(f) Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 7.7 will be joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors or officers, it being understood and agreed that the indemnification provided for in this Section 7.7 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

7.8 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change in control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b) Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from in any way amending, modifying or terminating any such Employee Plans in accordance with their terms or if otherwise permitted pursuant to applicable Law.

(c) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. From and after the Effective Time until the first anniversary of the Effective Time (or, if earlier, the termination date of an applicable Continuing Employee), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with compensation and benefits that are substantially comparable to those provided by Parent or its Affiliates to similarly-situated employees of the Parent or its Affiliates (excluding defined benefit pension plans and stock-based compensation); provided that to the extent any Continuing Employee is provided with compensation and benefits that are substantially the same as those provided to such Continuing Employee by the Company immediately prior the Closing Date, such compensation and benefits will be deemed to satisfy the requirements of this section. Notwithstanding the foregoing, nothing in this Section 7.8 shall obligate the Surviving Corporation and its Subsidiaries to continue the employment of any Continuing Employee for any specific period.

(d) New Plans. To the extent that a benefit plan of Parent is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and for purposes of future vacation accrual and determining severance amounts, except that (i) such service need not be credited to the extent that it would result in duplication of coverage or benefits, (ii) such service shall only be credited to the same extent and for the same purpose as such service was credited under an analogous Employee Plan, and (iii) no service shall be required to be credited under any plan that provides for defined benefit pension, or post-employment or retiree welfare benefits. In addition, and without limiting the generality of the foregoing, the Surviving Corporation shall use commercially reasonable efforts to ensure that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries to the extent that coverage pursuant to any such plans (the “New Plan”) replaces coverage previously provided under a comparable Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); and (ii) during the plan year in which the Closing Date occurs, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (x) the Surviving Corporation will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) the Surviving Corporation will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) Company 401(k) Plan. Prior to the Effective Time, if requested by Parent in writing no later than ten (10) days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s United States tax-qualified defined contribution plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time, subject to the occurrence of the Effective Time; provided, that the Company’s obligation to comply with such request shall be conditioned on Parent first providing the Company with confirmation that Continuing Employees will be eligible to participate a in tax-qualified defined contribution plan of Parent (a “Parent Plan”) immediately following the Effective Time and confirmation that employee loan balances will be eligible for rollover into such Parent Plan. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(f) Compensation Communications. Prior to making any written communications (including written talking points to be used in connection with oral discussions or communications) to the directors, officers or employees of the Company Group pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(g) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 7.8 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of its Subsidiaries to terminate, any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Employee Plan or other compensation or benefit plan or arrangement, or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person, including any employee of the Company Group, any beneficiary or dependent thereof, or any collective bargaining representative thereof; or (iv) establish, amend or modify any compensation or benefit plan, program, agreement or arrangement.

7.9 Obligations of the Buyer Parties and the Company. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Each of the Buyer Parties will be jointly and severally liable for any breach of this Agreement by any Buyer Party or any other failure by any Buyer Party to perform and discharge any of its respective covenants, agreements and obligations pursuant to this Agreement.

7.10 Notification of Certain Matters.

(a) Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company will give prompt notice to Parent upon becoming aware of any event, change, or effect which individually or in the aggregate causes or would be reasonably expected to cause or constitute a material breach of any of the representations and warranties made by it in this Agreement, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such material breach or failure would reasonably be expected to cause any of the Offer Conditions set forth in Annex 1 or the conditions to the obligations of the Buyer Parties to consummate the Merger set forth in Article VIII to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of the Buyer Parties to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 7.10(a).

(b) Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent will give prompt notice to the Company upon becoming aware of any event, change, or effect which individually or in the aggregate causes or would be reasonably expected to cause or constitute a material breach of any of the representations and warranties made by the Buyer Parties in this Agreement, or of any failure by the Buyer Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such material breach or failure would reasonably be expected to cause any of the Offer Conditions or other conditions to the obligations of the Company to consummate the Merger set forth in this Agreement to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Buyer Parties set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 7.10(b).

(c) Impact of Non-Compliance. The Company’s or the Buyer Parties’ failure to comply with this Section 7.10 will not be taken into account for purposes of determining whether any conditions set forth in Article VIII to consummate the Merger have been satisfied or whether any termination rights set forth in Article IX are available.

7.11 Public Statements and Disclosure. The Company, Parent and Merger Sub shall consult with and provide each other a reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Authority; provided that the restrictions in this Section 7.11 shall not apply to (a) any Company communication regarding an Alternative Acquisition Agreement, Superior Proposal or Intervening Event or from and after a Company Board Recommendation Change, in each case, to the extent permitted by Section 6.3 or (b) any press release, filings with the SEC or other public statement or comment the contents of which are substantially consistent with prior public statements and other communications made by the Company, Parent or

Merger Sub in compliance with this Agreement. Parent and the Company agree to issue a joint press release mutually agreed by Parent and the Company as the first public disclosure of this Agreement.

7.12 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and consider in good faith Parent’s advice with respect to such Transaction Litigation (other than any Legal Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 3.7(c)). The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed) in advance. For purposes of this Section 7.12, “participate” means that Parent will be kept apprised of proposed strategy and other decisions and filings with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

7.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting by the Surviving Corporation of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting. Following the reasonable written request of Parent, to the extent Parent reasonably determines that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act after the Closing but prior to the deregistration of the shares of Company Common Stock under the Exchange Act, the Company shall use its reasonable best efforts to deliver to Parent at least three Business Days prior to Closing a draft of any such reports required to be filed during such period, which is sufficiently developed such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

7.14 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals and immunities of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

7.15 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent will cause the sole stockholder of Merger Sub to execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL; provided that such agreement to vote in favor of the adoption of this Agreement shall terminate, and Parent and its Subsidiaries shall have no obligation with respect thereto, in the event that the Company Board effects a Company Board Recommendation Change.

7.16 Notes Redemption. Prior to the Effective Time, if requested in writing by the Buyer Parties, the Company shall, and shall cause each of its Subsidiaries and each of their respective Representatives to, use its reasonable best efforts to cooperate with the Buyer Parties to, and use reasonable best efforts to take such actions as are necessary to, allow or effect, as the case may be, (a) the satisfaction and discharge on the Closing Date of all the outstanding aggregate principal amount of the Notes (the “Discharge”) and/or (b) the conditional redemption of all of the outstanding aggregate principal amount of the Notes pursuant to the applicable provisions of the Indenture at the Closing Date (the “Redemption”). Any Redemption and/or Discharge, and all notices or instructions with respect thereto must be conditioned on the occurrence of the Closing or shall occur on or after the Closing Date. Parent shall ensure that, at or prior to the Closing, the Parent shall have funds necessary in connection with any such Redemption and/or Discharge. The Parties hereby agree that none of the Company, any Subsidiary of the Company or any of the foregoing Person’s respective Representatives shall be required to pay or deposit any amounts required in connection with a Redemption or the Discharge, except to the extent such amounts have been previously provided by the Parent to such Person expressly for such purpose. Notwithstanding anything to the contrary in this Agreement, neither the Company nor the Company’s counsel shall be required to provide any legal opinions in connection with the transactions contemplated by this Section 7.16.

7.17 Company Credit Agreement Pay-Off.

(a) Unless waived by the agent and/or lenders under the Company Credit Agreement in accordance with the terms thereof, the Company shall furnish to the agent under the Company Credit Agreement not later than ten days prior to the Closing (or such shorter period as the agent to the Company Credit Agreement may otherwise agree in accordance with the Company Credit Agreement), a notice in respect of the termination of all outstanding commitments under the Company Credit Agreement.

(b) The Company shall (i) deliver to Parent, at least one Business Day prior to the Closing Date an executed Payoff Letter (which may be delivered in escrow dated as of the Closing Date) (and at least five (5) Business Days prior to the Closing Date, drafts of such Payoff Letter (which such drafts do not need to include final “payoff” amounts, as long as such final “payoff” amounts are provided to Parent at least two Business Days prior to the Closing Date)) with respect to the Company Credit Agreement and each other agreement governing Closing Indebtedness (other than the Indenture and capital and finance leases) and (ii) use its reasonable best efforts to cooperate with any back-stop, “roll-over” or termination of any existing letters of credit under the Company Credit Agreement.

7.18 Financing.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Parent and its Affiliates shall use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Debt Financing and to consummate the Debt Financing on or prior to the Closing Date. Such actions shall include, but not be limited to, using reasonable best efforts to: (i) comply with and maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (d) below); (ii) satisfy, or obtain a waiver thereof, on a timely basis all Financing Conditions to the extent within the control of Parent and its Affiliates; (iii) negotiate, execute and deliver Debt Financing Documents to the extent required to pay the Required Amount (after taking into account any cash on hand, available lines of credit (including under Borrower’s existing revolving credit and securitization facilities) and other sources of immediately available funds), which shall reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions (if any) related thereto) or on such other terms acceptable to Parent that would not constitute an Adverse Effect on Financing as compared to those set forth in the Debt Commitment Letter delivered to the Company on the date hereof; and (iv) in the event that the Offer Conditions have been satisfied or waived or, upon funding would be satisfied, consummate the Debt Financing (including by instructing the Debt Financing Sources to fund the Debt Financing in accordance with the Debt Commitment Letter, and enforcing Parent’s rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing).

(b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Parent and its Affiliates shall give the Company prompt notice of any material breach, repudiation or threatened material breach or repudiation by any party to the Debt Commitment

Letter of which Parent or its Affiliates becomes aware; provided that none of Parent or Merger Sub shall be required to disclose or provide any such information, the disclosure of which, in the judgement of Parent upon advice of outside counsel, is subject to attorney-client privilege or which would be in violation of any confidentiality obligation.

(c) In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions (if any)) (other than as a result of the Company’s breach of any provision of this Agreement or failure to satisfy the conditions set forth in Section 8.1 and Annex 1), then Parent and its Affiliates shall (i) promptly notify the Company thereof and the reasons therefor, (ii) use reasonable best efforts to obtain alternative financing from the same or alternative Debt Financing Entities on terms and conditions, taken as a whole, no less favorable to Parent than the Financing Conditions, not involving any conditions that would constitute an Adverse Effect on Financing (as defined below) as compared to those set forth in the Debt Commitment Letter delivered to the Company on the date hereof, that, when taken together with the portion of the Debt Financing that remains available and any cash on hand, available lines of credit (including under Borrower’s existing revolving credit and securitization facilities) and other sources of immediately available funds, is at least equal to the Required Amount, as promptly as practicable following the occurrence of such event, and (iii) use reasonable best efforts to obtain, and when obtained, provide the Company with a true and complete copy of, a new financing commitment that provides for such alternative financing; provided that any provisions set forth in such new financing commitment relating to fees, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted (including any dates related thereto) may be redacted, so long as such redaction does not extend to any terms that would reasonably be expected to reduce the aggregate principal amount of such alternative financing to be funded on the Closing Date or impose additional conditions precedent to the funding of such alternative financing on the Closing Date.

(d) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, without the prior written consent of the Company, Parent and its Affiliates shall not amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter or any Debt Financing Document if such amendment, modification, supplement, restatement, assignment, substitution or replacement would (A) impose additional conditions precedent or expand upon the conditions precedent to the funding of the Debt Financing, (B) reduce the amount of the Debt Financing or the net cash proceeds available from the Debt Financing to an amount that is less than the Required Amount (after taking into account any cash on hand, available lines of credit (including under Borrower’s existing revolving credit and securitization facilities) and other sources of immediately available funds), (C) prevent or materially delay or make materially less likely the funding of the Debt Financing (or the satisfaction of the Financing Conditions) on the Closing Date or materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, (D) materially adversely affect Parent’s ability to consummate the transactions contemplated by this Agreement, including the Offer and the Merger or (E) materially adversely impact the ability of Parent or any of its Affiliates’ to enforce their respective rights against the Debt Financing Sources or any of the other parties to the Debt Commitment Letters or the definitive agreements with respect thereto (clauses (A) through (E), each an “Adverse Effect on Financing”); provided that Parent may, without the prior written consent of the Company, amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter, including (1) to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar Debt Financing Entities that have not executed the Debt Financing Documents as in effect on the date hereof and, in connection therewith, amend the economic and other arrangements with respect to such appointments, (2) modify pricing, (3) terminate or reduce any commitments under the Debt Financing in order to obtain alternative sources of debt financing in lieu of all or a portion of the Debt Financing and/or (4) increase the aggregate amount of the Debt Financing, in each case, so long as such amendments would not be reasonably expected to result in an Adverse Effect on Financing. Upon request of the Company, Parent shall keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing. Any alternative, substitute or replacement debt financing obtained by Parent in accordance with this paragraph and the previous paragraph is the “Alternative Financing.” For purposes of this

Agreement, references to “Debt Financing” shall include the financing contemplated by any Alternative Financing and references to “Debt Commitment Letter”, “Debt Fee Letters”, “Debt Financing Documents”, “Debt Financing Entities”, “Debt Financing Sources”, or “Financing” shall include the documents (or commitments or financing sources, as applicable) in connection with any Alternative Financing to the extent permitted by this Section 7.18, and such Alternative Financing shall be required to comply with the provisions of this Agreement to the same extent as the Debt Financing. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or its Affiliates be required to pay any fees or any interest rates applicable to the Alternative Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the market flex provisions (if any)) or agree to any term (including any market flex term (if any)) less favorable (taken as a whole) to Parent than such term contained in the Debt Commitment Letter as in effect on the date hereof (including the market flex provisions (if any)). Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Offer and the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s receipt of financing.

7.19 Financing Cooperation.

(a) Prior to the Closing or, if earlier, the termination of this Agreement, the Company will, and will cause its Subsidiaries to, use reasonable best efforts (at Parent’s sole cost and expense) to, and use reasonable best efforts to cause the appropriate Representatives of the Company and its Subsidiaries to, provide such cooperation as is customary and reasonably requested by Parent in connection with any Debt Financing, which cooperation will include (1) as promptly as practicable, furnishing Parent with the Required Information and other customary or pertinent information regarding the Company and its Subsidiaries reasonably requested by Parent (or the Debt Financing Sources) in connection with such Debt Financing, including preliminary or “flash” information if requested and information relating to the rental fleet of the Company and its Subsidiaries, (2) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and drafting sessions with providers or potential providers of the Debt Financing and rating agencies during normal business hours and at mutually agreed times and locations, (3) reasonably assisting Parent in the preparation of materials customarily requested to be used in connection with obtaining the Debt Financing, including rating agency presentations, road show materials, bank information memoranda, credit agreements, registration statements, prospectuses, offering memoranda, bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof, (4) assisting Parent with Parent’s preparation of pro forma financial information and projections, estimates of cost savings, synergies and post-closing adjustments, (5) reasonably cooperating with the marketing efforts for any portion of the Debt Financing, including using its reasonable best efforts to ensure that any syndication efforts benefit from its existing lending relationships and using reasonable best efforts to assist Parent in obtaining any credit ratings in connection with the Debt Financing, (6) providing customary authorization letters authorizing the distribution of information provided by the Company or its Subsidiaries to prospective lenders and containing a customary representation to the Debt Financing Sources for the Debt Financing that such information provided by the Company or its Subsidiaries does not contain a material misstatement or omission and containing a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or its or their securities, (7) causing the independent accountants of the Company to (A) render customary “comfort letters” (including customary negative assurance comfort and change period comfort) with respect to financial information regarding the Company and its Subsidiaries contained in any materials relating to the Debt Financing, (B) provide consents for use of their reports and opinions in any documents filed or furnished by Parent with the SEC or in any other materials or disclosures relating to the Debt Financing in which financial information of the Company and its Subsidiaries is included and (C) participate in a reasonable number of due diligence sessions, (8) delivering information and documentation related to the Company and its Subsidiaries at least three Business Days prior to the Closing Date as is required and reasonably requested in writing by the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date with respect to compliance under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department, (9) (A) assisting with the pledging of collateral for the Debt Financing, including by permitting the evaluation or appraisal of assets, assisting with field audits, due diligence examinations and evaluations of the current assets, inventory and cash management systems of the Company and its Subsidiaries, (B) assisting with obtaining landlord waivers, consents or estoppels, and (C) assisting with obtaining releases of existing Liens, (10) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing, (11) cooperating in satisfying the conditions precedent set forth in any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries and (12) assisting with the preparation and execution of definitive Debt Financing Documents (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources), and the schedules and exhibits thereto, in each case, as may be reasonably requested by Parent.

(b) Nothing in this Section 7.19 will require the Company Group to (i) waive or amend any terms of this Agreement, pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities prior to the Closing Date, for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) without limiting its obligations to deliver condition redemption notices, executed Payoff Letters, termination notices, payoff letters, bills of sale and Lien release documentation pursuant to Sections 7.16 and 7.17, enter into, approve, modify or perform any definitive agreement or commitment or distribute any cash (except to the extent subject to concurrent reimbursement by Parent) that will be effective prior to the Closing Date; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Closing Date, and only to the extent previously agreed in writing by the Company; (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company Group in any material respect; (v) except to the extent contemplated with respect to Required Information, prepare separate financial statements for any of the Company Group to the extent not customarily prepared by the Company Group and to the extent such preparation would be unduly burdensome or change any fiscal period; (vi) adopt any resolutions, execute any consents or otherwise take any corporate or similar action to be effective prior to the Closing; (vii) provide any legal opinion on or prior to the Closing; (viii) take any action that will conflict with or violate its organizational documents or any applicable laws in any material respect or would result in a material violation or breach of, or default under, any material agreement to which any member of the Company Group is a party or (ix) prepare or provide Excluded Information. In addition, no action, liability or obligation of the Company Group or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than (i) to the extent contemplated with respect to Required Information, (ii) customary representation letters to auditors, (iii) in connection with Sections 7.16 and 7.17 or (iv) customary authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the Closing Date, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than (i) to the extent contemplated with respect to Required Information, (ii) customary representation letters, (iii) in connection with Sections 7.16 and 7.17 or (iv) customary authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Closing Date. Except in connection with the delivery of a chief financial officer certificate in connection with any Required Information, nothing in this Section 7.19 will require (1) any officer, employee or Representative of the Company Group to deliver any certificate or opinion or take any other action under this Section 7.19 that would reasonably be expected to result in personal liability to such officer, employee or Representative; or (2) the Company Board to approve any Debt Financing or Contracts related thereto, effective prior to the Closing Date.

For the avoidance of doubt, neither the Company nor any of its Subsidiaries shall be required to be an issuer or obligor with respect to the Debt Financing prior to the Closing Date.

(c) The Company shall not be required to provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged; provided, that Parent is notified of the nature of such information for which such disclosure is prohibited.

(d) Without limiting the obligation to provide any non-public or other confidential information by or on behalf of the Company, all such information provided to Parent or its Affiliates or any of their respective Representatives pursuant to this Section 7.19 will be kept confidential in accordance with the terms of the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement or, with respect to the Debt Financing Sources, on customary market terms; provided, that, nothing in this clause (d) will limit the disclosure of such non-public or other confidential information of the type that is customarily included in offering documents or marketing materials for the Debt Financing.

(e) Parent shall (x) at the Closing (or, if the Closing does not occur, promptly), upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 7.19 (other than the preparation of the Company’s financial statements in the ordinary course of business) and (y) indemnify and hold harmless the Company and its Representatives from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties and costs and expenses suffered or incurred by them in connection with the arrangement of any Debt Financing (other than to the extent arising from inaccuracy of any historical financial information furnished in writing by or on behalf of the Company, its Affiliates or its or its Affiliates’ Representatives or the gross negligence, bad faith, willful misconduct or fraud of the Company, its Affiliates, or its or its Affiliates’ Representatives). The Company hereby consents to the use of its and its Subsidiaries’ trademarks in connection with the Debt Financing; provided that all such uses are in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(f) The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information”, in each case throughout the pendency of the Marketing Period. For the avoidance of doubt, subject to the terms and provisions of this Section 7.19, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 7.19 at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. The Company agrees to (A) file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) use its reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the periods required by the Exchange Act. If, in connection with a marketing effort contemplated by any Debt Financing Sources in connection with the Debt Financing, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and which the Company does not unreasonably object) to include in a customary offering document for the Debt Financing, then the Company shall file a Current Report on Form 8-K containing such material non-public information (it being understood that any material non-public information included in Required Information will be included in such Current Report on Form 8-K).

(g) The Company hereby consents to the use of the logos of the Company in connection with any such Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or its Subsidiaries, their reputation or goodwill.

(h) Notwithstanding anything to the contrary herein, Parent and Merger Sub each expressly acknowledges and agrees that neither the availability, the terms nor the obtaining of any Debt Financing is in any manner a condition to the Closing or the obligations of each Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

7.20 Parent Board of Directors. Prior to the Closing Date, Parent shall take all necessary actions to cause two individuals from the Company Board of Parent’s choosing to be appointed to the Parent Board immediately following the Effective Time. Each such Person shall meet the criteria for service on the Parent Board under applicable Law and NYSE rules and the Corporate Governance Guidelines and any other criteria established by the Parent Board or the Nominating & Governance Committee of the Parent Board for such service that are generally applicable to members of the Parent Board.

7.21 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to the Offer and the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Offer Acceptance Time.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the Buyer Parties and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) of each of the following conditions:

(a) Consummation of the Offer. Parent (on behalf of itself or Merger Sub) shall have irrevocably accepted for payment all of the shares of Company Common Stock validly tendered pursuant to the Offer and not validly withdrawn.

(b) No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or Order issued by any court of competent jurisdiction in the United States or other legal or regulatory restraint or prohibition in the United States preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or Order in the United States will have been enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal, or enjoins the consummation of the Merger.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the Offer Acceptance Time) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company if any court or other Governmental Authority of competent jurisdiction in the United States shall have issued a final Order, decree or ruling or taken any other final Action permanently restraining, enjoining or otherwise prohibiting acceptance of payment for shares of Company Common Stock pursuant to the Offer or the consummation of the Merger and such order, decree, ruling or other Action is or shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(b) will not be available to any Party whose breach of this Agreement proximately caused the events specified in this Section 9.1(b) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(c) by either Parent or the Company if the Offer Acceptance Time has not occurred on or before November 24, 2025 (as may be extended in accordance with this clause (c), the “Termination Date”); provided that in the event that the Marketing Period has commenced, but has not been completed as of the Termination Date, and the Effective Time has not yet occurred, then the Termination Date shall automatically be extended to the date that is five Business Days following the then-scheduled end date of the Marketing Period; provided, further, that if as of the Termination Date, either of the conditions set forth in subclauses (i) or (ii) of clause (f) of Annex 1 (in the case of subclause (i) of clause (f) of Annex 1, solely with respect to Antitrust Laws), shall not have been satisfied or waived, then the Termination Date shall automatically be extended to February 24, 2026, and such extended date shall be deemed to be the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) will not be available to any Party whose breach of this Agreement proximately caused the failure of the Offer Acceptance Time to have occurred prior to the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(d) by either Parent or the Company if the Offer (as extended in accordance with the terms of this Agreement) has been withdrawn or terminated in accordance with the terms of this Agreement without the acceptance for payment of Shares pursuant to the Offer in accordance with the terms of this Agreement; provided, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.1(d) will not be available to any Party whose breach of this Agreement proximately caused the events specified in this Section 9.1(d);

(e) by Parent if:

(i) the Company has breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements contained in this Agreement such that an Offer Condition would not be satisfied, except that (A) if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 9.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination and (B) the right to terminate this Agreement pursuant to this Section 9.1(e) will not be available to Parent if either Parent or Merger Sub is then in material breach of any of its respective representations, warranties, covenants, or agreements set forth in this Agreement; or

(ii) at any time prior to the Offer Acceptance Time, (A) the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, or (B) the Company enters into or causes a Subsidiary thereof to enter into an Alternative Acquisition Agreement; or

(f) by the Company if:

(i) the Buyer Parties have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement such that an Offer Condition would not be satisfied or in a manner that would reasonably be expected to prevent Parent from consummating the Offer or the Closing on or before the Termination Date, except that (A) if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 9.1(f) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(f) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination and (B) the right to terminate this Agreement pursuant to this Section 9.1(f) will not be available to the Company if it is then in material breach of any of its respective representations, warranties, covenants, or agreements set forth in this Agreement; or

(ii) at any time prior to the Offer Acceptance Time, (A) the Company has received a Superior Proposal; (B) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in accordance with Section 6.3 and, substantially concurrently with such termination, the Company enters into such definitive Alternative Acquisition Agreement; (C) concurrently with such termination the Company pays the Company Termination Fee due in accordance with Section 9.3(b) and the URI Agreement Termination Fee Refund due in accordance with Section 9.3(b); and (D) the Company has not materially breached any of its obligations set forth in Section 6.3 with respect to such Superior Proposal; provided, that notwithstanding anything to the contrary in this Agreement (including this Section 9.1(f)(ii)), under no circumstances shall the Company be permitted to terminate this Agreement pursuant to this Section 9.1(f)(ii) in order to enter into (or to cause any of its Affiliates to enter into) a definitive Alternative Acquisition Agreement with URI or any of its Affiliates.

9.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 9.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that the Confidentiality Agreement, this Section 9.2, Section 9.3 and Article X will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, nothing in this Agreement will relieve any Party from any liability for any Willful and Material Breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

9.3 Fees and Expenses.

(a) General. Except as set forth in this Section 9.3 or as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 9.1(b), Section 9.1(d), or Section 9.1(e)(i), (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal for an Acquisition Transaction has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned prior to termination of this Agreement; and (C) within 12 months following such termination of this Agreement pursuant to Section 9.1(b), Section 9.1(d), or

Section 9.1(e)(i), as applicable, either such Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of such Acquisition Transaction which is ultimately consummated, then the Company will concurrently with the consummation of such Acquisition Transaction pay or cause to be paid to Parent (or as directed by Parent) an amount equal to $144,842,468 (the “Company Termination Fee”). For purposes of this Section 9.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii) If this Agreement is validly terminated by Parent pursuant to Section 9.1(e)(ii), then the Company must promptly (and in any event within two Business Days) following such termination pay or cause to be paid to Parent (or as directed by Parent) the Company Termination Fee.

(iii) If this Agreement is validly terminated by the Company pursuant to Section 9.1(f)(ii), then the Company must prior to or concurrently with such termination pay or cause to be paid to Parent (or as directed by Parent) the Company Termination Fee.

(iv) If this Agreement is validly terminated other than pursuant to Section 9.1(f)(i), then the Company must pay or cause to be paid to Parent (or as directed by Parent) a termination fee, in return for the payment by Parent to URI of the URI Agreement Termination Fee, in an amount equal to the URI Agreement Termination Fee (the “URI Agreement Termination Fee Refund”), (A) in the case of a termination by the Company pursuant to Section 9.1(f)(ii), prior to or concurrently with such termination, and (B) in all other termination scenarios, within two Business Days following such termination;

(v) Single Payment Only; Sole Recourse. The Parties acknowledge and agree that (i) in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events, and (ii) in no event will the Company be required to pay the URI Agreement Termination Fee Refund on more than one occasion, whether or not the URI Agreement Termination Fee Refund may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Subject to the penultimate sentence of Section 9.2(b), in the event the Company Termination Fee described in this Section 9.3 is due and payable to Parent and actually is paid to Parent, such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or Merger Sub and, except for the Company’s separate obligation to pay the URI Agreement Termination Fee Refund in accordance with Section 9.3(b)(iv), shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its current, former or future stockholders and Representatives for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated, and none of the Company and its current, former or future stockholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, other than the Company’s separate obligation to pay the URI Agreement Termination Fee Refund in accordance with Section 9.3(b)(iv).

(c) Payments; Default. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of this Agreement and the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 9.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 9.3(b) or any portion thereof, the Company will pay to Parent (or as directed by Parent) its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law. All payments under this Section 9.3 shall be made by the Company to Parent (or as directed by

Parent) by wire transfer of immediately available funds to an account designated by Parent in writing to the Company.

(d) Acknowledgement Regarding Specific Performance. Notwithstanding the availability of monetary damages, it is agreed that the Buyer Parties and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 10.8(b), except that, although the Buyer Parties and the Company, in their respective sole discretion, may determine their choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 10.8(b), under no circumstances will the Buyer Parties or the Company be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages, including, with respect to the Buyer Parties, the Company Termination Fee or the URI Agreement Termination Fee Refund.

9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company; provided that following the Offer Acceptance Time, this Agreement may not be amended or otherwise modified in any manner that causes the Per Share Price to differ from the Offer Price. This Section 9.4 is subject to Section 10.15.

9.5 Extension; Waiver. At any time and from time to time prior to the Offer Acceptance Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right. This Section 9.5 is subject to Section 10.15.

ARTICLE X

GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing will survive the Closing in accordance with their respective terms.

10.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (i), (ii) and (iii), in each case to the intended recipient as set forth below:

(a)	if to the Buyer Parties to:

Herc Holdings Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Attention: Wade Sheek

Email:   wade.sheek@hercrentals.com

with a copy (which will not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW, Suite 900

Washington, D.C. 20001

Attention: Joshua Bonnie

      Jonathan Corsico

     Benjamin Bodurian

Email:   jbonnie@stblaw.com

    jonathan.corsico@stblaw.com

      benjamin.bodurian@stblaw.com

(b)	if to the Company (prior to the Effective Time) to:

H&E Equipment Services, Inc.

7500 Pecue Ln

Baton Rouge, LA 70809

Attention:  Brad Barber

Email:    bbarber@he-equipment.com

with a copy (which will not constitute notice) to:

Milbank LLP

55 Hudson Yards

New York, NY 10001-2163

Attention:  Derek Winokur

        Iliana Ongun

Email:    dwinokur@milbank.com

      IOngun@milbank.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 10.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 10.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.2.

10.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that (a) the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement, including by Parent transferring its interests in Merger Sub, (i) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Corporation; or (ii) to any of their respective Affiliates; and (b) the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to the lenders party to Parent’s credit facilities from time to time (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of obtaining financing to consummate the transactions contemplated by this Agreement), it being understood that, in each case, such assignment will not impede or delay the consummation of the Merger or otherwise materially impede the rights of the Company Stockholders and the holders of Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any assignment not permitted by this Section 10.3 shall be null and void ab initio.

10.4 Confidentiality. The Buyer Parties and the Company hereby acknowledge that Parent’s wholly owned Subsidiary and the Company have executed that certain confidentiality agreement dated as of January 24, 2025 (the “Confidentiality Agreement”), as amended by that certain First Amendment, dated as of February 12, 2025, that will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Merger and the other transactions contemplated by this Agreement in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

10.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

10.6 Third Party Beneficiaries. Except as set forth in Section 7.6 and this Section 10.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 7.6; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then the Company may enforce such award; (c) if any of the Buyer Parties wrongfully terminate or willfully breach this Agreement, then, following the termination of this Agreement, the Company may seek damages and other relief; and (d) from and after the Closing, the rights of the Company Stockholders and holders of Company Equity Awards, to receive the consideration set forth in Article III.

10.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; and (B) the right of specific enforcement is an integral part of this Agreement and the Merger and without that right, neither the Company nor the Buyer Parties would have entered into this Agreement.

(ii) Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or any other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

10.9 Governing Law. This Agreement shall be governed by and interpreted, construed and enforced in accordance with the Laws of the State of Delaware. Any and all claims, controversies, and causes of Action arising out of or relating to this Agreement and the transactions contemplated hereby, including the Offer and the Merger or the negotiation, execution or performance of this Agreement, whether sounding in contract, tort, or statute, shall be governed by the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws or statutes of limitations of a different jurisdiction other than the State of Delaware.

10.10 Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, including the Offer and the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any claim, Action or proceeding between the Parties (whether in contract, tort or otherwise) arises out of or relates to this Agreement or the transactions contemplated hereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts; (iv) agrees that any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) expressly waives any objection or claim that it may now or hereafter have to the lack of personal jurisdiction or improper venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Buyer Parties and the Company agrees that a final judgment in any Legal Proceeding in the

Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

10.11 WAIVER OF JURY TRIAL. EACH PARTY, ON BEHALF OF ITSELF AND ITS SUBSIDIARIES, ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) IT MAKES THIS WAIVER VOLUNTARILY; AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

10.12 Company Disclosure Letter and Parent Disclosure Letter References. The Parties agree that each of the Company Disclosure Letter and the Parent Disclosure Letter has been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; provided, however, any matter disclosed in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter (as applicable) will be deemed to be disclosed with respect to each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section or subsection of this Agreement. The information contained in this Agreement, in the Company Disclosure Letter, in the Parent Disclosure Letter and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever, including any violation of Law or breach of Contract.

10.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

10.14 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

10.15 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and each of its Affiliates, hereby (a) agrees that the Debt Financing Sources will not have any liability (whether in contract or in tort, in Law or in equity, or granted by statute or otherwise) for any claims, causes of Action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the transactions contemplated by this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach, in each case, to the Company or any of its Affiliates, (b) agrees that it will not bring or support any Legal Proceeding, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to this Agreement, any Debt Financing or any of the agreements entered into in connection with any Debt Financing (including the Debt Commitment Letter and Debt Fee Letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such courts, (c) agrees that any such Legal Proceeding will be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), (d) agrees that service of process upon such Person in any such Legal Proceeding will be effective if notice is given in accordance with Section 10.2, (e) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST ANY DEBT FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, ANY DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (g) agrees in no event will any Debt Financing Source be liable to the Company or its Subsidiaries for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with any Debt Financing, and (h) agrees that the Debt Financing Sources are express third party beneficiaries of this Section 10.15, and the Debt Financing Sources may enforce such rights under such provisions, and such provisions (and any definitions used in such provisions or any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provisions would materially modify and abrogate the substance of this Section 10.15) shall not be amended, supplemented, waived or otherwise modified in any way adverse to any Debt Financing Source without the prior written consent of each related Debt Financing Entity. This Section 10.15 will not limit the rights of the parties to any Debt Financing under any definitive agreement in respect of such Debt Financing. Notwithstanding anything to the contrary contained herein, any modification, waiver or termination of the definition of “Debt Financing Entities” (or any other provision of this Agreement to the extent such modification, waiver or termination would modify the substance of such Article, Sections or definition) that is adverse to any Debt Financing Entity will not be effective without the prior written consent of the applicable Debt Financing Entity. This Section 10.15 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 10.15 will survive any termination of this Agreement. Notwithstanding anything to the contrary set forth herein, nothing in this Section 10.15 shall in any way limit or modify the rights and obligations of Parent, Merger Sub or the Company under this Agreement or any Debt Financing Source’s obligations to the Buyer Parties, Merger Sub, the Borrower and/or their respective Subsidiaries under any Debt Financing and related debt financing commitment letter or the definitive debt financing agreements.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

HERC HOLDINGS INC.

By:	/s/ Larry Silber
Name: Larry Silber
Title: President & Chief Executive Officer

HR MERGER SUB INC.

By:	/s/ Mark Humphrey
Name: Mark Humphrey
Title: Vice President

[Signature Page to Agreement and Plan of Merger]

H&E EQUIPMENT SERVICES, INC.

By:	/s/ Brad Barber
Name: Brad Barber
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX 1

CONDITIONS TO THE OFFER

The capitalized terms used in this Annex 1 shall have the meanings set forth in the Agreement and Plan of Merger to which this Annex 1 is attached (the “Agreement”) unless specifically defined in this Annex 1. The obligation of Merger Sub to accept for purchase, and pay for, shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Merger Sub shall not be required to accept for purchase or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered shares of Company Common Stock, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 2.1(c)), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clause (e) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived (to the extent permitted by applicable Law) in writing by Parent:

(a) Minimum Condition. There shall have been validly tendered and not validly withdrawn shares of Company Common Stock that, considered together with all other shares of Company Common Stock (if any) beneficially owned by Parent and its Affiliates, represent at least one share more than 50% of the shares of Company Common Stock outstanding as of the consummation of the Offer at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL).

(b) Representations and Warranties.

(i) Other than the representations and warranties listed in clause (ii), clause (iii) and clause (iv) below, the representations and warranties of the Company set forth in the Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 4.1 (Organization; Good Standing), Section 4.2 (Corporate Power; Enforceability), Section 4.3 (Company Board Approval; Fairness Opinion; Anti-Takeover Laws), Section 4.6(b) (Company Capitalization –Company Equity Awards) (other than the first sentence thereof), Section 4.6(d) (Company Capitalization – Other Rights), Section 4.24 (Brokers) and Section 4.26 (Termination of URI Agreement) of the Agreement will be true and correct in all material respects as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date).

(iii) The representations and warranties set forth in Section 4.6(a) (Company Capitalization – Capital Stock), the first sentence of Section 4.6(b) (Company Capitalization – Company Equity Awards), and Section 4.6(c) (Company Capitalization – Company Securities) of the Agreement, will be true and correct in all respects as of the Offer Acceptance Time (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and

Annex 1-1

warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any inaccuracies that are de minimis in nature and amount relative to the fully diluted equity capitalization of the Company.

(iv) The representations and warranties set forth in Section 4.11(c) (Absence of Certain Changes) shall be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(c) Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of the Agreement required to be performed and complied with by it at or prior to the Offer Acceptance Time.

(d) Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of the Agreement that is continuing.

(e) Officer’s Certificate. The Buyer Parties will have received a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in clauses (b), (c) and (d) of this Annex 1 have been satisfied.

(f) No Prohibitive Laws or Injunctions; Regulatory Approvals. (i) No temporary restraining order, preliminary or permanent injunction or Order or other legal or regulatory restraint or prohibition in the United States preventing the consummation of the Offer or the Merger will be in effect, nor will any Action have been taken by any Governmental Authority of competent jurisdiction in the United States, and no statute, rule, regulation or Order in the United States will have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, that, in each case, prohibits, makes illegal, or enjoins the Offer or the consummation of the Merger; (ii) any waiting period (and any extension thereof, including any timing agreement entered into with any relevant Governmental Authority) applicable to the consummation of the Offer or the Merger under the HSR Act shall have expired or been terminated; (iii) the Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no “stop order” suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced; and (iv) the shares of Parent Common Stock to be issued in the Offer and the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Termination Condition. The Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

(h) Marketing Period. The Marketing Period shall have commenced and shall have ended.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Merger Sub) and (except for the Minimum Condition) may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex 1-2

Annex B

Global Corporate & Investment Banking

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

February 18, 2025

The Board of Directors

H&E Equipment Services, Inc.

7500 Pecue Lane

Baton Rouge, Louisiana 70809

Members of the Board of Directors:

We understand that H&E Equipment Services, Inc. (“HEES”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among HEES, Herc Holdings, Inc. (“Parent”) and HR Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Parent will cause Merger Sub to commence an exchange offer to purchase each outstanding share of the common stock, par value $0.01 per share, of HEES (“HEES Common Stock”) (other than any (i) Owned Company Shares and (ii) Dissenting Company Shares (each as defined in the Agreement) (collectively, the “Excluded Shares”)) at a purchase price of (A) $78.75 in cash, without interest thereon (the “Cash Consideration”) and (B) 0.1287 of a share of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration” and, such offer the “Exchange Offer”), and, following consummation of the Exchange Offer, Merger Sub will merge with and into HEES and each outstanding share of HEES Common Stock not tendered in the Exchange Offer (other than Excluded Shares) will be converted into the right to receive the Consideration (the “Merger” and, together with the Exchange Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of HEES Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to HEES and Parent;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of HEES furnished to or discussed with us by the management of HEES, including certain financial forecasts relating to HEES prepared by the management of HEES (such forecasts, “HEES Forecasts”);

(3)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Parent furnished to or discussed with us by the management of Parent, including certain financial forecasts relating to Parent prepared by the management of Parent (such forecasts, “Parent Forecasts”);

(4)	reviewed the estimated net operating loss tax attributes of HEES prepared by the management of HEES (the “HEES NOLs”);

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(5)	reviewed the estimated net operating loss tax attributes of Parent prepared by the management of Parent (the “Parent NOLs”);

(6)

reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the managements of HEES and Parent to result from the Transaction;

(7)

discussed the past and current business, operations, financial condition and prospects of HEES with members of senior management of HEES, and discussed the past and current business, operations, financial condition and prospects of Parent with members of senior managements of HEES and Parent;

(8)

reviewed the trading histories for HEES Common Stock and Parent Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(9)	compared certain financial and stock market information of HEES and Parent with similar information of other companies we deemed relevant;

(10)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(11)

considered the fact that HEES publicly announced that it would explore its strategic alternatives and the results of our efforts on behalf of HEES to solicit, at the direction of HEES, indications of interest from third parties with respect to a possible acquisition of HEES;

(12)	reviewed the Agreement; and

(13)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of HEES and Parent that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the HEES Forecasts and the HEES NOLs, we have been advised by HEES, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of HEES as to the future financial performance of HEES. We have relied, at the direction of HEES, upon the assessments of management of HEES as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting HEES and its business. We have also relied, at the direction of HEES, upon the assessments of management of HEES as to the ability of HEES to utilize the HEES NOLs and have been advised by HEES, and have assumed, at the direction of HEES, that such HEES NOLs will be utilized in the amounts and at the times projected. With respect to the Parent Forecasts, Synergies and the Parent NOLs, we have assumed, at the direction of HEES, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the future financial performance of Parent. We have relied, at the direction of HEES, on the assessments of the management of Parent as to Parent’s ability to achieve the Synergies and have been advised by HEES, and have assumed, with the consent of HEES, that the Synergies will be realized in the amounts and at the times projected. We have relied, at the direction of HEES, upon the assessments of management of Parent as to the ability of Parent to utilize the Parent NOLs and have been advised by Parent, and have assumed, at the direction of Parent, that such Parent NOLs will be utilized in

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the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of HEES or Parent, nor have we made any physical inspection of the properties or assets of HEES or Parent. We have not evaluated the solvency or fair value of HEES or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of HEES, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on HEES, Parent or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, any related transaction or any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of HEES Common Stock (other than holders of Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to HEES or in which HEES might engage or as to the underlying business decision of HEES to proceed with or effect the Transaction. We are also not expressing any view or opinion with respect to, and we have relied at the direction of HEES, upon the assessments of representatives of HEES regarding legal, regulatory, accounting, tax and similar matters relating to HEES, Parent or any other entity and the Transaction (including the contemplated benefits of the Transaction) as to which we understand that HEES obtained such advice as it deemed necessary from qualified professionals. We are also not expressing any view as to what the value of Parent Common Stock actually will be when issued or the prices at which HEES Common Stock or Parent Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any other matter.

We have acted as financial advisor to HEES in connection with the Transaction and will receive a fee for our services, a portion of which was paid to us upon delivery of our opinion in connection with the previously proposed acquisition of HEES by United Rentals, Inc. announced in January 2025, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, HEES has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or

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otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of HEES, Parent and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to HEES and have received or in the future may receive compensation for the rendering of these services, including having acted as joint bookrunner, co-lead arranger, syndication agent and lender in a $750 million asset backed revolving credit facility, providing leveraged loan syndication, providing foreign exchange services, providing treasury and liquidity services including credit card and checking services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including providing deposit, credit card, checking and other liquidity and treasury products, providing foreign exchange services, letters of credit, term loans, asset backed and other commercial credit products, and certain wealth and consumer financial products.

It is understood that this letter is for the benefit and use of the Board of Directors of HEES (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of HEES Common Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

BOFA SECURITIES, INC.

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